As filed with the Securities and Exchange Commission on December 11, 2012

Registration No. 333-184317

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SOLARCITY CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	4931	02-0781046
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3055 Clearview Way

San Mateo, California 94402

(650) 638-1028

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lyndon R. Rive

Chief Executive Officer

SolarCity Corporation

3055 Clearview Way

San Mateo, California 94402

(650) 638-1028

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven V. Bernard Alexander D. Phillips Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Seth R. Weissman Phuong Y. Phillips SolarCity Corporation 3055 Clearview Way San Mateo, California 94402 (650) 638-1028	Thomas J. Ivey Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2012

10,065,012 Shares

This is an initial public offering of SolarCity Corporation’s shares of common stock. We are offering to sell 10,000,000 shares in this offering. The selling stockholders identified in this prospectus are offering to sell an additional 65,012 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “SCTY.”

Elon Musk, the chairman of our board, has indicated his intent to purchase $15.0 million of our common stock in this offering from the underwriters at the initial public offering price.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” on page 13 to read about factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 10,065,012 shares of common stock, the underwriters have the option to purchase up to an additional 1,509,752 shares of common stock from us at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                    , 2012.

Goldman, Sachs & Co.	Credit Suisse	BofA Merrill Lynch

Needham & Company	Roth Capital Partners

Prospectus dated                     , 2012.

SolarCity

# A cleaner, more affordable alternative to your utility bill

Jorge Joge
Est. Lifetime $CO_2$ Offset: 240,024 lbs
Net Savings
$8,305
Long-Term Power Purchase Contract
$29,746

Chico Unified School District
Est. Lifetime $CO_2$ Offset: 57,307,923 lbs
Net Savings
$2,441,775
Long-Term Power Purchase Contract
$10,907,432

Regional Park Limited Partnership
Est. Lifetime $CO_2$ Offset: 27,578,739 lbs
Net Savings
$437,617
Long-Term Power Purchase Contract
$2,639,115

## SolarCity adds a new customer every 5 minutes

SolarCity

We make it easy to switch

Cleaner, Cheaper Energy
20 years of recurring payments
117% Compounded Annual Growth Since 2009
Solar Energy System
Energy Efficiency Upgrades
Electric Vehicle Charging Station
SolarCity Headquarters
HQ
Baywood Aragon
Hayward Park
Hillsdale
Arcturus Park
Central Lake
Beresford Park
Western Hills
Laurelwood Park
Belmont

45,000+ buildings and growing

SolarCity

# A recognized and trusted national brand

Washington
Oregon
California
Nevada
Idaho
Montana
Utah
Arizona
New Mexico
Texas
Oklahoma
Arkansas
Louisiana
Mississippi
Alabama
Georgia
Florida
South Carolina
North Carolina
Virginia
West Virginia
Pennsylvania
New York
New Jersey
Delaware
Md.
Mass.
Vt.
N.H.
Maine
Minnesota
North Dakota
Hawaii
In the past 20 years, residential utility rates in our top markets have doubled. In 2006, panel prices were 472% higher than now.
$170 BILLION
Per Year Market Opportunity by 2017
SolarCity Current Markets

## Our addressable market continues to grow

You should rely only on the information contained in this prospectus and in any free writing prospectus filed with the Securities and Exchange Commission. We, the underwriters and the selling stockholders have not authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We, the underwriters and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who obtain this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Through and including                     (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes contained elsewhere in this prospectus. Unless the context requires otherwise, the words “we,” “us,” “our” and “SolarCity” refer to SolarCity Corporation and its wholly owned subsidiaries.

SolarCity

Our Vision for Better Energy

We sell renewable energy to our customers at prices below utility rates. Our long-term agreements generate recurring customer payments and position us to provide our growing base of customers with other energy products and services that further lower their energy costs. We call this “Better Energy.”

Overview

The demand for Better Energy is allowing us to install more solar energy systems than any other company in the United States. We believe this significant demand for our energy solutions results from the following value propositions:

•

We lower energy costs.    Our customers buy renewable energy from us for less than they currently pay for electricity from utilities with little to no up-front cost. They are also able to lock in their energy costs for the long term and insulate themselves from rising energy costs.

•

We build long-term customer relationships.    Most of our customers agree to a 20-year contract term, positioning us to provide them with additional energy-related solutions during this relationship to further lower their energy costs. At the end of the original contract term, we intend to offer our customers renewal contracts.

•	We make it easy. We perform the entire process, from permitting through installation, and make it simple for customers to switch to renewable energy.

•

We focus on quality.    Our top priority is to provide value and quality service to our customers. We have assembled a highly skilled team of in-house professionals dedicated to the highest engineering standards, overall quality and customer service.

We currently serve customers in 14 states, and we intend to expand our footprint internationally, operating in every market where distributed solar energy generation is a viable economic alternative to utility generation. We generate revenue from a mix of residential customers, commercial entities such as Walmart, eBay and Intel, and government entities such as the U.S. Military. Since our founding in 2006, we have provided or contracted to provide systems or services on more than 45,000 buildings. In addition, aggregate contractual cash payments that our customers are obligated to pay over the term of our long-term customer agreements have grown at a compounded annual rate of 117% since 2009. We structure these customer agreements as either leases or power purchase agreements. Our lease customers pay a fixed monthly fee with an electricity production guarantee. Our power purchase agreement customers pay a rate based on the amount of electricity the solar energy system actually produces.

Our long-term lease and power purchase agreements create high-quality recurring customer payments, investment tax credits, accelerated tax depreciation and other incentives. Our financial strategy is to monetize these assets at the lowest cost of capital. We share the economic benefit of this lower cost of capital with our customers by reducing the price they pay for energy. Historically, we have monetized the assets created by substantially all of our leases and power purchase agreements via investment funds we have formed with fund investors. In general, we contribute the assets to the investment fund and receive upfront cash and retain a residual interest. The allocation among us and the fund investors of the economic benefits as well as the timing of receipt of such economic benefits varies depending on the structure of the investment fund. We use a portion of the cash received from the investment fund to cover our variable and fixed costs associated with installing the related solar energy systems. We invest the excess cash in the growth of our business. In the future, in addition to or in lieu of monetizing the value through investment funds, we may use debt, equity or other financing strategies to fund our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Funds.”

To date, we have raised $1.57 billion through 23 investment funds and related financing facilities established with banks and other large companies such as Credit Suisse, Google, PG&E Corporation and U.S. Bancorp, and we continue to create additional investment funds. Approximately $602 million of the amount we have raised remains available for future deployments. We also have made significant investments in our business infrastructure and personnel to support our growth, and as a result we have incurred substantial net losses over the past five years.

Our long-term energy contracts serve as a gateway for us to engage our residential customers in performing energy efficiency evaluations and energy efficiency upgrades. During an energy efficiency evaluation, our proprietary software enables us to capture, catalog and analyze all of the energy loads in a home to identify the most valuable and actionable solutions to lower energy costs. We then offer to perform the appropriate upgrades to improve the home’s energy efficiency. We also offer energy-related products such as electric vehicle charging stations and proprietary advanced monitoring software, and we are expanding our product portfolio to include additional products such as on-site battery storage solutions. Approximately 21% of our new residential solar energy system customers in 2011 purchased additional energy products or services from us, and as our customers’ energy needs evolve over time, we believe we are well-positioned to be their provider of choice.

Market Opportunity

According to the Energy Information Agency, or EIA, in 2010, total sales of retail electricity in the United States were $368 billion. U.S. retail electricity prices have increased at an average annual rate of 3.4% and 3.2% from 2000 to 2010 for residential and commercial customers, respectively. The average annual rate increase in the states where we operate has been higher. For example, in Hawaii, the average annual rate increases over the past 10 years reached as high as 7.7% and 8.0% for residential and commercial customers, respectively. Despite these increasing U.S. retail electricity prices, U.S. electricity usage has continued to grow over the past 10 years.

Across the United States, many utility customers are paying retail electricity prices at or above our current blended electricity price of 15 cents per kilowatt hour, or kWh. Based on EIA data, in 2010 approximately 340 terawatt hours, or TWh, of the retail electricity sold in the United States was priced, on average, at or above our current blended electricity price. The volume of sales in TWh at or above this rate increased approximately 295% from 2001 to 2010. In dollar terms, 2010 data suggests a U.S. market size of $58 billion at an electricity price at or above 15 cents per kWh. Using historical annual growth rates for residential and commercial retail electricity prices for 2000 to 2010 and flat electricity consumption, the implied U.S. market size at or above 15 cents per kWh increases to $170 billion, or 950 TWh, by 2017.

As a result of rising energy prices, the market for energy efficiency solutions is expected to grow significantly. Lawrence Berkeley National Laboratory estimates that energy efficiency services sector spending in the United States will increase more than four-fold from 2008 to 2020, reaching $80 billion under a high-growth scenario and approximately $37 billion under a low-growth scenario. This sector consists primarily of the installation and deployment of energy efficiency products and services, including energy efficiency-related engineering, construction, services, technical support and equipment.

Rising retail electricity prices, coupled with inelastic demand, create a significant and growing market opportunity for lower cost retail energy. SolarCity sells cleaner, cheaper energy than utilities.

Our Approach

We have developed an integrated approach that allows our customers to switch to Better Energy in a simple and cost-efficient manner. The key elements of our integrated approach are:

•	Sales. We have structured our sales organization to efficiently engage prospective customers, from initial interest through customized proposals and, ultimately, signed contracts.

•	Financing. We provide multiple pricing options to our customers to help make renewable, distributed energy affordable.

•	Engineering. We have developed software that simplifies and expedites the custom design process and optimizes the energy production of each solar energy system.

•	Installation. We obtain all necessary building permits and handle the installation of our solar energy systems. By managing these logistics, we make the installation process simple for our customers.

•

Monitoring and Maintenance.    Our proprietary monitoring software provides both SolarCity and our customers with a real-time view of their energy generation, consumption and carbon offset through an easy-to-read application available on smartphones and any device with a web browser.

•	Complementary Products and Services. Using our proprietary software, we analyze our customers’ energy usage and identify opportunities for energy efficiency improvements.

Our Strengths

We believe the following strengths enable us to deliver Better Energy:

•

Lower cost energy.    We sell energy to our customers at prices below utility rates. Our customers typically achieve a lower overall electricity bill immediately upon installation. As retail utility rates rise, our customers’ savings increase.

•	Easy to switch. By providing the sales, financing, engineering, installation, monitoring and maintenance ourselves, we offer a simple and efficient process to our customers.

•

Long-term customer relationships.    Most of our solar energy customers purchase energy from us under 20-year contracts, and we leverage these relationships to offer energy efficiency services tailored to our customers’ needs. In addition, because our solar energy systems have an estimated life of 30 years, we intend to offer our customers renewal contracts at the end of the original contract term.

•

Significant size and scale.    We believe that our size and scale provide our customers with confidence in our continuing ability to service their system and guarantee its performance over the duration of their long-term contract.

•	Innovative technology. We continually innovate and develop new technologies to facilitate our growth and to enhance the delivery of our products and services.

•

Brand recognition.    Our ability to provide high-quality services, our dedication to best-in-class engineering efforts and our exceptional customer service have helped us establish a recognized and trusted national brand.

•	Strong leadership team. We are led by a strong management team with demonstrated execution capabilities and an ability to adapt to rapidly changing market environments.

Our Strategy

Our goal is to become the largest provider of clean distributed energy in the world. We plan to achieve this disruptive strategy by providing every home and business an alternative to their energy bill that is cleaner and cheaper than their current energy provider. We intend to:

•

Rapidly grow our customer base.    We intend to invest significantly in additional sales, marketing and operations personnel and leverage strategic relationships with new and existing industry leaders to further expand our business and customer base.

•

Continue to offer lower priced energy.    We plan on reducing costs by continuing to leverage our buying power with our suppliers, developing additional proprietary software to further ensure that our integrated team operates as efficiently as possible, and working with fund investors to develop innovative financing solutions to lower our cost of capital and offer lower-priced energy to our customers.

•

Leverage our brand and long-term customer relationships to provide complementary products.    We plan to continue to invest in and develop complementary energy products, software and services, such as energy storage and energy management technologies, to offer further cost-savings to our customers. We also plan to expand our energy efficiency business to our commercial customers.

•

Expand into new locations.    We intend to continue to expand into new locations, initially targeting those markets where climate, government regulations and incentives position solar energy as an economically compelling alternative to utilities.

Risk Factors

Our business is subject to many risks and uncertainties, as more fully described under “Risk Factors” and elsewhere in this prospectus. For example, you should be aware of the following before investing in our common stock:

•

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our solar energy systems.

•	We rely on net metering and related policies to offer competitive pricing to our customers in some of our key markets.

•

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits and incentives would adversely impact our business.

•	Our business depends in part on the regulatory treatment of third-party owned solar energy systems.

•

If the Internal Revenue Service or the U.S. Treasury Department makes additional determinations that the fair market value of our solar energy systems is materially lower than what we have claimed, we may have to pay significant amounts to our investment funds or to our fund investors and such determinations could have a material adverse effect on our business, financial condition and prospects.

•	Our ability to provide solar energy systems to customers on an economically viable basis depends on our ability to finance these systems through financing arrangements with fund investors.

•	A material drop in the retail price of utility-generated electricity or electricity from other energy sources would harm our business, financial condition and results of operations.

Corporate Information

We were incorporated in June 2006 as a Delaware corporation. Our headquarters are located at 3055 Clearview Way, San Mateo, California 94402, and our telephone number is (650) 638-1028. You can access our website at www.solarcity.com. Information contained on our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

“SolarCity,” “SolarGuard,” “SolarLease” and “PowerGuide” are our registered trademarks in the United States and, in some cases, in certain other countries. Our other unregistered trademarks and service marks in the United States include: “Better Energy,” “SolarBid,” “SolarStrong” and “SolarWorks.” This prospectus also contains trademarks, service marks and tradenames of other companies.

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, and Section 3(a)(80) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Pursuant to Section 102 of the Jumpstart Our Business Startups Act, or JOBS Act, we have provided reduced executive compensation disclosure and have omitted a compensation discussion and analysis from this prospectus. Pursuant to Section 107 of the JOBS Act, we have elected to utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

THE OFFERING

Common stock offered by us	10,000,000 shares

Common stock offered by the selling stockholders	65,012 shares

Total common stock offered	10,065,012 shares

Common stock outstanding after this offering	71,708,364 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of 1,509,752 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and potential acquisitions of complementary businesses, technologies or other assets.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds.”

Reserved share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,000,000 shares of our common stock being offered for sale (or approximately 10% of the shares offered by this prospectus) to certain business associates, friends and family of our executive officers and board of directors through a reserved share program. We will offer these shares to the extent permitted under applicable regulations in the United States and applicable jurisdictions. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Proposed NASDAQ Global Market symbol	SCTY

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 61,708,364 shares of our common stock outstanding as of October 31, 2012, and excludes:

•	14,591,691 shares of our common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $4.67 per share under our 2007 Stock Plan;

•	16,991 shares of common stock issuable upon vesting of restricted stock units under our 2007 Stock Plan;

•

1,485,010 shares of our common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase Series E preferred stock, at a weighted average exercise price of $5.41 per share; and

•

10,202,157 shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 1,902,157 shares of common stock reserved for issuance under our 2007 Stock Plan as of October 31, 2012, 7,000,000 shares of common stock reserved for issuance under our 2012 Equity Incentive Plan and 1,300,000 shares of common stock reserved for issuance under our 2012 Employee Stock Purchase Plan, and excluding shares that become available under the 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.” The 2012 Equity Incentive Plan and the 2012 Employee Stock Purchase Plan will become available when this offering closes.

Except as otherwise indicated, all information in this prospectus:

•

assumes the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 50,441,799 shares of common stock effective upon the closing of this offering, including the net exercise of warrants to purchase our Series F preferred stock into 63,853 shares of common stock, based upon the mid-point of the price range on the cover of this prospectus, the conversion of each share of our existing preferred stock (other than our Series G preferred stock) into one share of common stock and the conversion of all shares of our Series G preferred stock into 8,372,065 shares of common stock (or approximately 2.47 shares of common stock for each share of Series G preferred stock issued), based upon the mid-point of the price range on the cover of this prospectus and the adjustment provisions relating to our Series G preferred stock described in “Description of Capital Stock;”

•	assumes the conversion of outstanding, non-expiring preferred stock warrants to common stock warrants effective upon the closing of this offering;

•	assumes we will file our amended and restated certificate of incorporation and adopt our amended and restated bylaws immediately prior to the closing of this offering; and

•	assumes the underwriters will not exercise their option to purchase additional shares of common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations data for the nine months ended September 30, 2011 and 2012 and the unaudited consolidated balance sheet data as of September 30, 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on a basis consistent with our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue:
Operating leases	$3,212	$9,684	$23,145	$16,103	$33,584
Solar energy systems sales	29,435	22,744	36,406	22,706	69,805

Total revenue	32,647	32,428	59,551	38,809	103,389
Cost of revenue:
Operating leases	1,911	3,191	5,718	3,289	8,615
Solar energy systems	28,971	26,953	41,418	31,415	57,924

Total cost of revenue	30,882	30,144	47,136	34,704	66,539

Gross profit	1,765	2,284	12,415	4,105	36,850
Operating expenses:
Sales and marketing	10,914	22,404	42,004	27,246	49,976
General and administrative	10,855	19,227	31,664	24,126	31,904

Total operating expenses	21,769	41,631	73,668	51,372	81,880

Loss from operations	(20,004)	(39,347)	(61,253)	(47,267)	(45,030)
Interest expense, net	334	4,901	9,272	7,516	14,922
Other expenses, net	2,360	2,761	3,097	1,884	17,895

Loss before income taxes	(22,698)	(47,009)	(73,622)	(56,667)	(77,847)
Income tax provision	(22)	(65)	(92)	(62)	(107)

Net loss	(22,720)	(47,074)	(73,714)	(56,729)	(77,954)
Net income (loss) attributable to noncontrolling interests(1)	3,507	(8,457)	(117,230)	(86,172)	(16,806)

Net income (loss) attributable to stockholders(1)	$(26,227)	$(38,617)	$43,516	$29,443	$(61,148)

Net income (loss) per share attributable to common stockholders:
Basic	$(3.13)	$(4.50)	$0.82	$0.58	$(5.63)

Diluted	$(3.13)	$(4.50)	$0.76	$0.53	$(5.63)

Weighted average shares outstanding:
Basic	8,378,590	8,583,772	9,977,646	9,845,324	10,867,584

Diluted	8,378,590	8,583,772	14,523,734	14,144,765	10,867,584

Pro forma net income (loss) per share attributable to common stockholders(2):
Basic			$0.89		$(0.92)

Diluted			$0.82		$(0.92)

Pro forma weighted average shares outstanding(3):
Basic			50,945,159		59,378,923

Diluted			55,491,248		59,378,923

(1)	Under GAAP, we are required to present the impact of a hypothetical liquidation of our joint venture investment funds on our income statement. For a more detailed discussion of this accounting treatment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Net Income (Loss) Attributable to Stockholders.”

(2)	Pro forma net income (loss) attributable to common stockholders assumes the distribution of a deemed dividend on Series G convertible redeemable preferred stock prior to conversion to common stock, the net exercise of the warrants to purchase Series C and F convertible redeemable preferred stock, based upon the mid-point of the price range on the cover of this prospectus, and the conversion of the Series E convertible redeemable preferred stock warrants into warrants to purchase common stock as occurring at the beginning of the fiscal period. Accordingly, the charge for the change in the fair value of the convertible redeemable preferred stock warrant liability recorded in the fiscal period is reversed because this charge would not have been recorded after the net exercise and conversion. Pro forma basic or diluted net income (loss) per share attributable to common stockholders is calculated by dividing the pro forma net income (loss) attributable to common stockholders by the weighted average basic or diluted pro forma shares of common stock. See Note 22 of the notes to our consolidated financial statements for a description of how we compute basic and diluted earnings per share attributable to common stockholders and pro forma basic and diluted earnings per share attributable to common stockholders.
(3)	Pro forma weighted average shares outstanding have been calculated assuming the conversion of all outstanding shares of our preferred stock upon the completion of this offering into (i) 42,060,393 shares of our common stock as of December 31, 2011, including the net exercise of warrants to purchase Series C and Series F convertible redeemable preferred stock into 167,347 shares of common stock and (ii) 50,441,799 shares of our common stock as of September 30, 2012, including the net exercise of warrants to purchase Series F convertible redeemable preferred stock into 63,853 shares of common stock, in each case based upon the mid-point of the price range on the cover of this prospectus.

Our consolidated balance sheet as of September 30, 2012 is presented on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our existing convertible preferred stock (other than our Series G convertible preferred stock) into one share of common stock and the conversion of all shares of our Series G convertible preferred stock into 8,372,065 shares of common stock, based upon the mid-point of the price range on the cover of this prospectus and the adjustment provisions relating to our Series G convertible preferred stock described in “Description of Capital Stock,” immediately prior to the closing of this offering, (ii) the net exercise of outstanding Series C and Series F convertible preferred stock warrants that would otherwise expire upon the completion of this offering, based upon the mid-point of the price range on the cover of this prospectus, and (iii) the reclassification of preferred stock warrant liabilities to additional paid-in capital effective upon the closing of this offering; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments and our sale of 10,000,000 shares of common stock in this offering, based on an assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses we will pay.

	As of September 30, 2012
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$49,318	$49,318	$179,622
Total current assets	244,626	244,626	374,930
Solar energy systems, leased and to be leased – net	858,746	858,746	858,746
Total assets	1,151,171	1,151,171	1,278,121
Total current liabilities	214,208	214,208	214,208
Deferred revenue, net of current portion	179,584	179,584	179,584
Lease pass-through financing obligation, net of current portion	134,988	134,988	134,988
Sale-leaseback financing obligation, net of current portion	14,855	14,855	14,855
Other liabilities	93,533	93,533	93,533
Convertible redeemable preferred stock	208,420	—	—
Stockholders’ (deficit) equity	(89,652)	139,476	266,426
Noncontrolling interests in subsidiaries	34,179	34,179	34,179

(1)	The pro forma balance sheet data in the table above assumes (i) the conversion of all outstanding shares of convertible redeemable preferred stock into common stock, (ii) the net exercise of the outstanding Series F convertible redeemable preferred stock warrants, based upon the mid-point of the price range on the cover of this prospectus, and (iii) the reclassification of preferred stock warrant liabilities to additional paid-in capital, effective upon the closing of this offering.
(2)	The pro forma as adjusted balance sheet in the table above assumes the pro forma conversions, net exercise and reclassifications described in (1) above plus the sale of 10,000,000 shares of our common stock in this offering and the application of the net proceeds at an initial public offering price of $14.00, the mid-point range set forth in the cover page, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover of this prospectus, would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ (deficit) equity by approximately $9.3 million, assuming that the number of shares we offer, as stated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses we will pay.

Key operating metrics:

We regularly review a number of metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	Year Ended December 31,			Nine Months Ended September 30, 2012
	2009	2010	2011
New buildings(1)	2,907	4,832	9,034	23,340
Buildings (end of period)(1)	5,866	10,698	19,732	43,072
Cumulative customers (end of period)(2)	5,775	10,541	18,384	39,656
Megawatts booked(3)	36	92	134	279
Megawatts deployed(3)	15	31	72	109
Cumulative megawatts deployed (end of period)(3)	27	58	129	239
Transactions for other energy products and services(4)	67	400	3,716	10,433

(1)	Buildings includes all residential, commercial and government buildings where we have installed or contracted to install a solar energy system, or performed or contracted to perform an energy efficiency evaluation or other energy efficiency services.
(2)

Customers include all residential, commercial and government consumers that use or will use energy generated by a solar energy system that we have sold or contracted to sell to the consumer or that we have installed or contracted to install pursuant to a lease or power purchase agreement. For landlord-tenant structures in which we contract with the landlord or development company, we include each residence as an individual customer. For commercial customers with multiple locations, each location is deemed a customer if we maintain a separate contract for the location.

(3)	Megawatts booked represents the aggregate megawatt production capacity of solar energy systems pursuant to customer contracts signed during the applicable period. Megawatts deployed represents the aggregate megawatt production capacity of solar energy systems that have had all required inspections completed during the applicable period. Cumulative megawatts deployed represents the aggregate megawatt production capacity of operating solar energy systems subject to leases and power purchase agreements and solar energy systems we have sold to customers.
(4)	Transactions for other energy products and services includes all transactions during the period when we perform or contract to perform a service or provide, install or contract to install a product. It excludes the outright sale or installation of a solar energy system under a lease or power purchase agreement and any related monitoring.

We also track the nominal contracted payments of our leases and power purchase agreements entered into during specific periods and as of specified dates. Nominal contracted payments equal the sum of the cash payments that the customer is obligated to pay over the term of the agreement. When calculating nominal contracted payments, we only include those leases and power purchase agreements that are signed. For a lease, we include the monthly fee and upfront fee as set forth in the lease. As an example, the nominal contracted payments for a 20-year lease with monthly payments of $200 and an upfront payment of $5,000 is $53,000. For a power purchase agreement, we multiply the contract price per kilowatt hour by the estimated annual energy output of the associated solar energy system to determine the nominal contracted payment. The nominal contracted payments of a particular lease or power purchase agreement decline as the payments are received by us or a fund investor. For a more detailed discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics.”

The following table sets forth, with respect to our leases and power purchase agreements, the aggregate nominal contracted payments of such agreements signed during the period presented and the aggregate nominal contracted payments remaining as of the end of each period presented as of the dates presented:

	As of December 31,			As of September 30, 2012
	2009	2010	2011
	(in thousands)
Aggregate nominal contracted payments (agreements signed during period)	$65,234	$183,188	$252,752	$404,967
Aggregate nominal contracted payments (remaining as of period end)	$106,204	$273,166	$485,780	$831,810

RISK FACTORS

Investing in our common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks occurred, it could materially adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment. See the section entitled “Special Note Regarding Forward-Looking Statements and Industry Data” elsewhere in this prospectus.

Risks Related to our Business

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our solar energy systems.

Federal, state and local government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation. In the United States, governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing renewable energy, including solar energy systems. This could result in a significant reduction in the potential demand for our solar energy systems. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase our customers’ cost to use our systems and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar energy systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities’ peak hour pricing policies or rate design, such as to a flat rate, would require us to lower the price of our solar energy systems to compete with the price of electricity from the electric grid.

In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce our competitiveness and cause a significant reduction in demand for our products and services. For example, certain jurisdictions have proposed assessing fees on customers purchasing energy from solar energy systems and a utility in San Diego, California recently attempted to impose a new charge that would disproportionately impact solar energy system customers who utilize net metering, either of which would increase the cost of energy to those customers and could reduce demand for our solar energy systems. Any similar government or utility policies adopted in the future could reduce demand for our products and services and adversely impact our growth.

We rely on net metering and related policies to offer competitive pricing to our customers in some of our key markets.

Forty-three states have a regulatory policy known as net energy metering, or net metering. Each of the states and Washington, D.C., where we currently serve customers has adopted a net metering policy except for Texas, where certain individual utilities have adopted a policy similar to net metering. Net metering typically allows our customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system in excess of electric load that is exported to the grid. At the end of the billing period, the customer simply pays for the net energy used or receives a credit at the retail rate if more energy is produced than consumed. Utilities operating in states without a net metering policy may receive solar electricity that is exported to the grid at times when there is no simultaneous energy demand by the customer to utilize the generation onsite without providing any compensation to the customer for this generation. Our ability to sell solar energy systems or the electricity they generate may be adversely impacted by the failure to expand existing limits on the amount of net metering in states that have implemented it, the failure to adopt a net metering policy where it currently is not in place or the imposition of new charges that only or disproportionately impact customers that utilize net metering. Our ability to sell solar energy systems or the electricity they generate also may be adversely impacted by the unavailability of expedited or simplified interconnection for grid-tied solar energy systems or any limitation on the number of customer interconnections or amount of solar energy that utilities are required to allow in their service territory or some part of the grid.

Limits on net metering, interconnection of solar energy systems and other operational policies in key markets could limit the number of solar energy systems installed there. For example, California utilities are currently required to provide net metering to their customers until the total generating capacity of net metered systems exceeds 5% of the utilities’ “aggregate customer peak demand.” This cap on net metering in California was increased to 5% in 2010 as utilities neared the prior cap of 2.5%. If the current net metering caps in California, or other jurisdictions, are reached, future customers will be unable to recognize the cost savings associated with net metering. We substantially rely on net metering when we establish competitive pricing for our prospective customers. The absence of net metering for new customers would greatly limit demand for our solar energy systems.

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits and incentives would adversely impact our business.

U.S. federal, state and local government bodies provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. We rely on these governmental rebates, tax credits and other financial incentives to lower our cost of capital and to incent fund investors to invest in our funds. These incentives enable us to lower the price we charge customers for energy and for our solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning.

The federal government currently offers a 30% investment tax credit under Section 48(a)(3) of the Internal Revenue Code, or the Federal ITC, for the installation of certain solar power facilities until December 31, 2016. This credit is due to adjust to 10% in 2017. Solar energy systems that began construction prior to the end of 2011 were eligible to receive a 30% federal cash grant paid by the U.S. Treasury Department under section 1603 of the “American Recovery and Reinvestment Act of 2009,” or the U.S. Treasury grant, in lieu of the Federal ITC. Pursuant to the Budget Control Act of 2011, U.S. Treasury grants apparently will be subject to sequestration beginning in 2013. The U.S. federal government’s Office of Management and Budget, in a report issued in September 2012, outlined the anticipated sequestration, which would result in a 7.6% reduction in spending for the U.S. Treasury grant program, with a resulting decrease in U.S. Treasury grants received by us. In addition, applicable authorities may adjust or decrease incentives from time to time or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives.

Reductions in, or eliminations or expirations of, governmental incentives could adversely impact our results of operations and ability to compete in our industry by increasing our cost of capital, causing us to increase the prices of our energy and solar energy systems, and reducing the size of our addressable market. In addition, this would adversely impact our ability to attract investment partners and to form new investment funds and our ability to offer attractive financing to prospective customers. For the year ended December 31, 2011 and the nine months ended September 30, 2012, more than 90% of new customers chose to enter into financed lease or power purchase agreements rather than buying a solar energy system for cash.

Our business depends in part on the regulatory treatment of third-party owned solar energy systems.

Our leases and power purchase agreements are third-party ownership arrangements. Sales of electricity by third parties face regulatory challenges in some states and jurisdictions. Other challenges pertain to whether third-party owned systems qualify for the same levels of rebates or other non-tax incentives available for customer-owned solar energy systems, whether third-party owned systems are eligible at all for these incentives, and whether third-party owned systems are eligible for net metering and the associated significant cost savings. Reductions in, or eliminations of, this treatment of these third-party arrangements could reduce demand for our systems, adversely impact our access to capital and could cause us to increase the price we charge our customers for energy.

The Office of the Inspector General of the U.S. Department of Treasury has issued subpoenas to a number of significant participants in the rooftop solar energy installation industry, including us. The subpoena we received requires us to deliver certain documents in our possession relating to our participation in the U.S. Treasury grant program. These documents will be delivered to the Office of the Inspector General of the U.S. Department of Treasury, which is investigating the administration and implementation of the U.S. Treasury grant program.

In July 2012, we and other companies with significant market share, and other companies related to the solar industry, received subpoenas from the U.S. Department of Treasury’s Office of the Inspector General to deliver certain documents in our respective possession. In particular, our subpoena requested, among other things, documents dated, created, revised or referred to since January 1, 2007 that relate to our applications for U.S. Treasury grants or communications with certain other solar development companies or certain firms that appraise solar energy property for U.S. Treasury grant application purposes. The Inspector General is working with the Civil Division of the U.S. Department of Justice to investigate the administration and implementation of the U.S. Treasury grant program, including possible misrepresentations concerning the fair market value of the solar power systems submitted for grant under that program made in grant applications by companies in the solar industry, including us. We intend to cooperate fully with the Inspector General and the Department of Justice. We anticipate that at least six months will be required to gather all of the requested documents and provide them to the Inspector General, and at least another year following that for the Inspector General to conclude its review of the materials.

We are not aware of, and have not been made aware of, any specific allegations of misconduct or misrepresentation by us or our officers, directors or employees, and no such assertions have been made by the Inspector General or the Department of Justice. However, if at the conclusion of the investigation the Inspector General concludes that misrepresentations were made, the Department of Justice could decide to bring a civil action to recover amounts it believes were improperly paid to us. If it were successful in asserting this action, we could then be required to pay damages and penalties for any funds received based on such misrepresentations (which, in turn, could require us to make indemnity payments to certain of our fund investors). Such consequences could have a material adverse effect on our business, liquidity, financial condition and prospects. Additionally, the period of time necessary to resolve the investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business.

The Internal Revenue Service recently notified us that it is conducting an income tax audit of two of our investment funds.

In October of 2012, we were notified that the Internal Revenue Service was commencing income tax audits of two of our investment funds which audit will include a review of the fair market value of the solar power systems submitted for grant under the 1603 Grant Program. If, at the conclusion of the audits currently being conducted, the Internal Revenue Service determines that the valuations were incorrect and that our investment funds received U.S. Treasury grants in excess of the amounts to which they were entitled, we could be subject to tax liabilities, including interest and penalties, and we could be required to make indemnity payments to the fund investors.

If the Internal Revenue Service or the U.S. Treasury Department makes additional determinations that the fair market value of our solar energy systems is materially lower than what we have claimed, we may have to pay significant amounts to our investment funds or to our fund investors and such determinations could have a material adverse effect on our business, financial condition and prospects.

We and our fund investors claim the Federal ITC or the U.S. Treasury grant in amounts based on the fair market value of our solar energy systems. We have obtained independent appraisals to support the fair market values we report for claiming Federal ITCs and U.S. Treasury grants. The Internal Revenue Service and the U.S. Treasury Department review these fair market values. With respect to U.S. Treasury grants, the U.S. Treasury Department reviews the reported fair market value in determining the amount initially awarded, and the Internal Revenue Service and the U.S. Treasury Department may also subsequently audit the fair market value and determine that amounts previously awarded must be repaid to the U.S. Treasury Department. Such audits of a small number of our investment funds are ongoing. With respect to Federal ITCs, the Internal Revenue Service may review the fair market value on audit and determine that the tax credits previously claimed must be reduced. If the fair market value is determined in either of these circumstances to be less than we reported, we may owe the fund or our fund investors an amount equal to this difference, plus any costs and expenses associated with a challenge to that valuation. The U.S. Treasury Department has determined in some instances to award us U.S. Treasury grants for our solar energy systems at a materially lower value than we had established in our appraisals and, as a result, we have been required to pay our fund investors a true-up payment or contribute additional assets to the associated investment funds. For example, in the fourth quarter of 2011, we had discussions with representatives of the U.S. Treasury Department relating to U.S. Treasury grant applications for certain commercial solar energy systems submitted in the third and fourth quarters of 2011 and the appropriate U.S. Treasury grant valuation guidelines for such systems. We were unsuccessful in our attempts to have the U.S. Treasury Department reconsider its valuation for these systems, and while we maintained the accuracy of the contracted value to the investment fund, we elected at that time to receive the lower amounts communicated by the U.S. Treasury Department. Thereafter, other U.S. Treasury grant applications were accepted and the U.S. Treasury grant paid in full on the basis of the valuations submitted. On December 5, 2012, the U.S. Treasury Department notified one of our investment funds that it has established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. The new guidelines communicated are $6.00 per watt in California and $5.00 per watt in Arizona. Prior to this change, we had been reimbursed at $6.87 per watt in California and $6.20 per watt in Arizona. As a result of this updated guidance, we will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000. If the U.S. Treasury Department establishes similar guidance for all residential solar energy systems placed in service in California and Arizona by us on or after October 1, 2012, based on the number of such systems that we plan to put in service prior to December 31, 2012 and assuming that we contributed all such systems to our investment funds at the old guidelines and that we do not reallocate any systems to funds that claim Federal ITCs instead of U.S. Treasury grants, our investment funds would have a shortfall of approximately $4.2 million with respect to the quarter ending December 31, 2012. Of such amount, we would be obligated to repay approximately $2.6 million to investors in these funds and we would absorb a shortfall of approximately $1.6 million in grants that we would have retained. If the Internal Revenue Service or the U.S. Treasury Department further disagrees now or in the future, as a result of any pending or future audit, the outcome of the Department of Treasury Inspector General investigation, the change in guidelines or otherwise, with the fair market value of more of our solar energy systems that we have constructed or that we construct in the future, including any systems for which grants have already been paid, and determines we have claimed too high of a fair market value, it could have a material adverse effect on our business, financial condition and prospects. For example, a hypothetical five percent downward adjustment in the fair market value in the approximately $341 million of U.S. Department of Treasury grant applications that we have submitted as of September 30, 2012 would obligate us to repay approximately $17 million to our fund investors.

Our ability to provide solar energy systems to customers on an economically viable basis depends on our ability to finance these systems with fund investors who require particular tax and other benefits.

Our solar energy systems have been eligible for Federal ITCs or U.S. Treasury grants, as well as depreciation benefits. We have relied on, and will continue to rely on, financing structures that monetize a substantial portion of those benefits and provide financing for our solar energy systems. With the lapse of the U.S. Treasury grant program, we anticipate that our reliance on these tax-advantaged financing structures will increase substantially. If, for any reason, we were unable to continue to monetize those benefits through these arrangements, we may be unable to provide and maintain solar energy systems for new customers on an economically viable basis.

The availability of this tax-advantaged financing depends upon many factors, including:

•

our ability to compete with other renewable energy companies for the limited number of potential fund investors, each of which has limited funds and limited appetite for the tax benefits associated with these financings;

•	the state of financial and credit markets;

•	changes in the legal or tax risks associated with these financings; and

•	non-renewal of these incentives or decreases in the associated benefits.

Under current law, the Federal ITC will be reduced from approximately 30% of the cost of the solar energy systems to approximately 10% for solar energy systems placed in service after December 31, 2016. In addition, U.S. Treasury grants are no longer available for new solar energy systems. Moreover, potential fund investors must remain satisfied that the structures we offer make the tax benefits associated with solar energy systems available to these investors, which depends both on the investors’ assessment of the tax law and the absence of any unfavorable interpretations of that law. Changes in existing law and interpretations by the Internal Revenue Service and the courts could reduce the willingness of fund investors to invest in funds associated with these solar energy system investments. We cannot assure you that this type of financing will be available to us. If, for any reason, we are unable to finance solar energy systems through tax-advantaged structures or if we are unable to realize or monetize depreciation benefits, we may no longer be able to provide solar energy systems to new customers on an economically viable basis. This would have a material adverse effect on our business, financial condition and results of operations.

We need to enter into additional substantial financing arrangements to facilitate our customers’ access to our solar energy systems, and if this financing is not available to us on acceptable terms, if and when needed, our ability to continue to grow our business would be materially adversely impacted.

Our future success depends on our ability to raise capital from third-party fund investors to help finance the deployment of our residential and commercial solar energy systems. In particular, our strategy is to seek to reduce the cost of capital through these arrangements to improve our margins or to offset future reductions in government incentives and to maintain the price competitiveness of our solar energy systems. If we are unable to establish new investment funds when needed, or upon desirable terms, to enable our customers’ access to our solar energy systems with little or no upfront cost, we may be unable to finance installation of our customers’ systems, or our cost of capital could increase, either of which would have a material adverse effect on our business, financial condition and results of operations. To date we have raised capital sufficient to finance installation of our customers’ solar energy systems from a number of financial institutions and other large companies. The contract terms in certain of our investment fund documents condition our ability to draw on investment commitments from the fund investors, including if an event occurs that could reasonably be expected to have a material adverse effect on the fund or in one case on us. If we do not satisfy such condition due to events related to our business or a specific investment fund or developments in our industry (including related to the Department of Treasury Inspector General investigation) or otherwise, and as a result we are unable to draw on existing commitments, it could have a material adverse effect on our business, liquidity, financial condition and prospects. If any of the financial institutions or large companies that currently invest in our investment funds decide not to invest in future investment funds to finance our solar energy systems due to general market conditions, concerns about our business or prospects, the pendency of the Department of Treasury Inspector General investigation or any other reason, or materially change the terms under which they are willing to provide future financing, we will need to identify new financial institutions and companies to invest in our investment funds and negotiate new financing terms.

In the past, we encountered challenges raising new funds, which caused us to delay deployment of a substantial number of solar energy systems for which we had signed leases or power purchase agreements with customers. For example, in late 2008 and early 2009, as a result of the state of the capital markets, our ability to finance the installation of solar energy systems was limited and resulted in a significant backlog of signed sales orders for solar energy systems. Our future ability to obtain additional financing depends on banks’ and other financing sources’ continued confidence in our business model and the renewable energy industry as a whole. It could also be impacted by the liquidity needs of such financing sources themselves. For example, we have become aware that one of our financing sources is in the process of selling its tax equity portfolio, including its interest in our investment funds. If we experience higher customer default rates than we currently experience in our existing investment funds or we lower the credit rating requirement for new customers, this could make it more difficult or costly to attract future financing. Solar energy has yet to achieve broad market acceptance and depends on continued support in the form of performance-based incentives, rebates, tax credits and other incentives from federal, state and foreign governments. If this support diminishes, our ability to obtain external financing on acceptable terms, or at all, could be materially adversely affected. In addition, we face competition for these investor funds. If we are unable to continue to offer a competitive investment profile, we may lose access to these funds or they may only be available on less favorable terms than our competitors. Our current financing sources may be inadequate to support the anticipated growth in our business plans. Our inability to secure financing could lead to cancelled projects and could impair our ability to accept new projects and customers. In addition, our borrowing costs could increase, which would have a material adverse effect on our business, financial condition and results of operations.

A material drop in the retail price of utility-generated electricity or electricity from other sources would harm our business, financial condition and results of operations.

We believe that a customer’s decision to buy renewable energy from us is primarily driven by their desire to pay less for electricity. The customer’s decision may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity from the utilities or from other renewable energy sources would harm our ability to offer competitive pricing and could harm our business. The price of electricity from utilities could decrease as a result of:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy technologies;

•	the construction of additional electric transmission and distribution lines;

•	a reduction in the price of natural gas as a result of new drilling techniques or a relaxation of associated regulatory standards;

•	the energy conservation technologies and public initiatives to reduce electricity consumption; and

•	development of new renewable energy technologies that provide less expensive energy.

A reduction in utility electricity prices would make the purchase of our solar energy systems or the purchase of energy under our lease and power purchase agreements less economically attractive. In addition, a shift in the timing of peak rates for utility-generated electricity to a time of day when solar energy generation is less efficient could make our solar energy system offerings less competitive and reduce demand for our products and services. If the retail price of energy available from utilities were to decrease due to any of these reasons, or others, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth would be limited.

A material drop in the retail price of utility-generated electricity would particularly adversely impact our ability to attract commercial customers.

Commercial customers comprise a significant and growing portion of our business, and the commercial market for energy is particularly sensitive to price changes. Typically, commercial customers pay less for energy from utilities than residential customers. Because the price we are able to charge commercial customers is only slightly lower than their current retail rate, any decline in the retail rate of energy for commercial entities could have a significant impact on our ability to attract commercial customers. We may be unable to offer solar energy systems for the commercial market that produce electricity at rates that are competitive with the price of retail electricity on a non-subsidized basis. If this were to occur, we would be at a competitive disadvantage to other energy providers and may be unable to attract new commercial customers, and our business would be harmed.

Rising interest rates could adversely impact our business.

Changes in interest rates could have an adverse impact on our business by increasing our cost of capital. For example:

•	rising interest rates would increase our cost of capital; and

•

rising interest rates may negatively impact our ability to secure financing on favorable terms to facilitate our customers’ purchase of our solar energy systems or energy generated by our solar energy systems.

The majority of our cash flows to date have been from solar energy systems under lease and power purchase agreements that have been monetized under various investment fund structures. One of the components of this monetization is the present value of the payment streams from the customers who enter into these leases and power purchase agreements. If the rate of return required by the fund investor rises as a result of a rise in interest rates, it will reduce the present value of the customer payment stream and consequently reduce the total value derived from this monetization. Rising interest rates could harm our business and financial condition.

We have guaranteed a minimum return to be received by an investor in certain of our investment funds and could be adversely affected if we are required to make any payments under those guarantees.

For three of our joint venture investment funds with one investor, with total investments of approximately $86.2 million, we are contractually required to make payments to the investor to ensure the investor achieves a specified minimum internal rate of return in the event of liquidation of the funds or if we purchase the investor’s equity stake in the funds, including following the investor’s exercise of its put right. For another fund with the same investor, we have guaranteed to make payments to the investor to compensate for payments that the investor would be required to make to a certain third party as a result of the investor not achieving a specified minimum internal rate of return in this fund, assessed annually. In both instances, the amounts of potential future payments under these guarantees depends on the amounts and timing of future distributions to the investor from the funds, the tax benefits that accrue to the investor from the funds’ activities, and the amounts that we would pay to the investor if we purchase the investor’s stake in the funds or the distributions to the investor upon liquidation of the funds. In a fifth fund with the same investor, we have guaranteed to annually distribute a minimum amount. Because of uncertainties associated with estimating the timing and amounts of distributions to the investor and the possibility for and timing of the liquidation of the funds, we cannot determine the potential maximum future payments that we could have to make under these guarantees. We may agree to similar terms in the future if market conditions require it. Any significant payments that we may be required to make under our guarantees could adversely affect our financial condition.

In our lease pass-through investment funds, there is a one-time reset of the lease payments, and we may be obligated, in connection with the resetting of the lease payments at true up, to refund lease prepayments or to contribute additional assets to the extent the system sizes, costs, and timing are not consistent with the initial lease payment model.

In our lease pass-through investment funds, the models used to calculate the lease prepayments will be updated for each fund at a fixed date occurring after placement in service of all solar systems or an agreed upon date (typically within the first year of the applicable lease term) to reflect certain specified conditions as they exist at such date, including the ultimate system size of the equipment that was leased, how much it cost, and when it went into service. As a result of this true up, the lease payments are resized and we may be obligated to refund the investor’s lease prepayments or to contribute additional assets to the fund. Any significant refunds or capital contributions that we may be required to make could adversely affect our financial condition.

We are not currently regulated as a utility under applicable law, but we may be subject to regulation as a utility in the future.

Federal law and most state laws do not currently regulate us as a utility. As a result, we are not subject to the various federal and state standards, restrictions and regulatory requirements applicable to U.S. utilities. In the United States, we obtain federal and state regulatory exemptions by establishing “Qualifying Facility” status with the Federal Energy Regulatory Commission for all of our qualifying solar energy projects. In Canada, we also are generally subject to the regulations of the relevant energy regulatory agencies applicable to all producers of electricity under the relevant feed-in tariff regulations (including the feed-in tariff rates), however we are not currently subject to regulation as a utility. Our business strategy includes the continued development of larger solar energy systems in the future for our commercial and government customers, which has the potential to impact our regulatory position. Any local, state, federal or foreign regulations could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting or otherwise restricting our sale of electricity. If we were subject to the same state, federal or foreign regulatory authorities as utilities in the United States or if new regulatory bodies were established to oversee our business in the United States or in foreign markets, then our operating costs would materially increase.

A failure to hire and retain a sufficient number of employees in key functions would constrain our growth and our ability to timely complete our customers’ projects.

To support our growth, we need to hire, train, deploy, manage and retain a substantial number of skilled employees. In particular, we need to continue to expand and optimize our sales infrastructure to grow our customer base and our business, and we plan to expand our direct sales force. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before a new salesperson is fully trained and productive. If we are unable to hire, develop and retain talented sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or grow our business.

To complete current and future customer projects and to continue to grow our customer base, we need to hire a large number of installers in the relevant markets. Competition for qualified personnel in our industry is increasing, particularly for skilled installers and other personnel involved in the installation of solar energy systems and delivery of energy products and services. We also compete with the homebuilding and construction industries for skilled labor. As these industries recover and seek to hire additional workers, our cost of labor may increase. The unionization of our labor force could also increase our labor costs. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays or other execution issues may cause us to not achieve our expected margins or cover our costs for that project. In addition, because we are headquartered in the San Francisco Bay Area, we compete for a limited pool of technical and engineering resources that requires us to pay wages that are competitive with relatively high regional standards for employees in these fields.

If we cannot meet our hiring, retention and efficiency goals, we may be unable to complete our customers’ projects on time, in an acceptable manner or at all. Any significant failures in this regard would materially impair our growth, reputation, business and financial results. If we are required to pay higher compensation than we anticipate, these greater expenses may also adversely impact our financial results and the growth of our business.

It is difficult to evaluate our business and prospects due to our limited operating history.

Since our formation in 2006, we have focused our efforts primarily on the sales, financing, engineering, installation and monitoring of solar energy systems for residential, commercial and government customers. We launched our energy efficiency line of products and services in mid-2010, and revenue attributable to this line of business has not been material compared to revenue attributable to our solar energy systems. We may be unsuccessful in significantly broadening our customer base through installation of solar energy systems within our current markets or in new markets we may enter. Additionally, we cannot assure you that we will be successful in generating substantial revenue from our new energy efficiency products and services or from any additional energy-related products and services we may introduce in the future. Our limited operating history, combined with the rapidly evolving and competitive nature of our industry, may not provide an adequate basis for you to evaluate our operating and financing results and business prospects. In addition, we only have limited insight into emerging trends that may adversely impact our business, prospects and operating results. As a result, our limited operating history may impair our ability to accurately forecast our future performance.

We have incurred losses and may be unable to achieve or sustain profitability in the future.

We have incurred net losses in the past, and we had an accumulated deficit of $108.3 million as of September 30, 2012. We may incur net losses from operations as we increase our spending to finance the expansion of our operations, expand our installation, engineering, administrative, sales and marketing staffs, and implement internal systems and infrastructure to support our growth. We do not know whether our revenue will grow rapidly enough to absorb these costs, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our operating results. Our ability to achieve profitability depends on a number of factors, including:

•	growing our customer base;

•	finding investors willing to invest in our investment funds;

•	maintaining and further lowering our cost of capital;

•	reducing the cost of components for our solar energy systems; and

•	reducing our operating costs by optimizing our design and installation processes and supply chain logistics.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

We face competition from both traditional energy companies and renewable energy companies.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large utilities. We believe that our primary competitors are the traditional utilities that supply energy to our potential customers. We compete with these utilities primarily based on price, predictability of price, and the ease by which customers can switch to electricity generated by our solar energy systems. If we cannot offer compelling value to our customers based on these factors, then our business will not grow. Utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of utilities’ sources of electricity is non-solar, which may allow utilities to sell electricity more cheaply than electricity generated by our solar energy systems.

We also compete with solar companies in the downstream value chain of solar energy. For example, we face competition from purely finance driven organizations which then subcontract out the installation of solar energy systems, from installation businesses that seek financing from external parties, from large construction companies and utilities, and increasingly from sophisticated electrical and roofing companies. Some of these competitors specialize in either the residential or commercial solar energy markets, and some may provide energy at lower costs than we do. Many of our competitors also have significant brand name recognition and have extensive knowledge of our target markets. For us to remain competitive, we must distinguish ourselves from our competitors by offering an integrated approach that successfully competes with each level of products and services offered by our competitors at various points in the value chain. If our competitors develop an integrated approach similar to ours including sales, financing, engineering, installation, monitoring and efficiency services, this will reduce our marketplace differentiation.

We also face competition in the energy efficiency evaluation and upgrades market and we expect to face competition in additional markets as we introduce new energy-related products and services. As the solar industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

If we fail to remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

In connection with the audits of our consolidated financial statements for 2010 and 2011, we identified material weaknesses in our internal control over financial reporting and inventory processes. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses resulted from an aggregation of deficiencies.

The accounting policies associated with our investment funds are complex, which contributed to the material weaknesses in our internal control over financial reporting. With regard to our joint venture partnerships, we initially computed the hypothetical liquidation at book value using the fair value of the assets in these joint ventures rather than the carryover basis, resulting in an adjustment to the net loss attributable to the noncontrolling interests in our 2009 consolidated financial statements. For lease pass-through arrangements, we initially characterized funds received from investors as deferred revenue rather than financing obligations, which resulted in adjustments to our 2010 consolidated financial statements. For a particular sale-leaseback transaction, we did not initially defer the correct amount of gain associated with this arrangement, which was corrected in our 2010 consolidated financial statements. The foregoing resulted in restatements of our 2008, 2009 and 2010 consolidated financial statements. In addition, deficiencies in the design and operation of our internal controls resulted in audit adjustments and delayed our financial statement close process for the years ended December 31, 2010 and 2011. We are implementing policies and processes to remediate these material weaknesses and improve our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, material weaknesses, in addition to those discussed above, may have been identified. For so long as we qualify as an “emerging growth company” under the JOBS Act, which may be up to five years following this offering, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. During the course of the evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not otherwise identify in a timely manner or at all as a result of the deferred implementation of this additional level of review.

We have taken numerous steps to address the underlying causes of the control deficiencies referenced above, primarily through the development and implementation of policies, improved processes and documented procedures, and the hiring of additional accounting and finance personnel with technical accounting, inventory accounting and financial reporting experience. If we fail to remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting to meet the demands that will be placed upon us as a public company, we may be unable to accurately report our financial results, or report them within the timeframes required by law or exchange regulations.

We cannot assure you that we will be able to remediate our existing material weaknesses in a timely manner, if at all, or that in the future additional material weaknesses will not exist or otherwise be discovered, a risk that is significantly increased in light of the complexity of our business. If our efforts to remediate these material weaknesses are not successful or if other deficiencies occur, our ability to accurately and timely report our financial position, results of operations or cash flows could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock by the NASDAQ Global Market, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

Projects for our significant commercial or government customers involve concentrated project risks that may cause significant changes in our financial results.

During any given financial reporting period, we typically have ongoing significant projects for commercial and governmental customers that represent a significant portion of our potential financial results for such period. For example, Walmart is a significant customer for which we have installed a substantial number of solar energy systems. We also recently announced SolarStrong, our five-year plan to build more than $1 billion in solar energy projects for privatized U.S. military housing communities across the country that we anticipate will involve a significant investment in resources and project management over time and will require additional investment funds to support the project. These larger projects create concentrated operating and financial risks. The effect of recognizing revenue or other financial measures on the sale of a larger project, or the failure to recognize revenue or other financial measures as anticipated in a given reporting period because a project is not yet completed under applicable accounting rules by period end, may materially impact our quarterly or annual financial results. In addition, if construction, warranty or operational issues arise on a larger project, or if the timing of such projects unexpectedly shifts for other reasons, such issues could have a material impact on our financial results. If we are unable to successfully manage these significant projects in multiple markets, including our related internal processes and external construction management, or if we are unable to continue to attract such significant customers and projects in the future, our financial results would be harmed.

We depend on a limited number of suppliers of solar panels and other system components to adequately meet anticipated demand for our solar energy systems. Any shortage, delay or component price change from these suppliers could result in sales and installation delays, cancellations and loss of market share.

We purchase solar panels, inverters and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If we fail to develop, maintain and expand our relationships with these or other suppliers, we may be unable to adequately meet anticipated demand for our solar energy systems, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we rely upon to meet anticipated demand ceases or reduces production, we may be unable to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and we may be unable to satisfy this demand. In particular, there are a limited number of inverter suppliers. Once we design a system for use with a particular inverter, if that type of inverter is not readily available at an anticipated price, we may incur additional delay and expense to redesign the system. There have also been periods of industry-wide shortage of key components, including solar panels, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. Any decline in the exchange rate of the U.S. dollar compared to the functional currency of our component suppliers could increase our component prices. In addition, the U.S. government has imposed tariffs on solar cells manufactured in China. Based on determinations by the U.S. government, the applicable anti-dumping tariff rates range from approximately 8%-239%. To the extent that U.S. market participants experience harm from Chinese pricing practices, an additional tariff of approximately 15%-16% will be applied. Because we currently purchase solar panels containing cells manufactured outside of China, we currently are not adversely impacted by the tariffs. However, if in the future we purchase solar panels containing cells manufactured in China, our purchase price would reflect the tariff penalties mentioned above. Any of these shortages, delays or price changes could limit our growth, cause cancellations or adversely affect our profitability, and result in loss of market share and damage to our brand.

Our operating results may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.

Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past. However, given that we are an early-stage company operating in a rapidly growing industry, those fluctuations may be masked by our recent growth rates and thus may not be readily apparent from our historical operating results. As such, our past quarterly operating results may not be good indicators of future performance.

In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	the expiration or initiation of any rebates or incentives;

•	significant fluctuations in customer demand for our products and services;

•	our ability to complete installations in a timely manner due to market conditions resulting in inconsistently available financing;

•	our ability to continue to expand our operations, and the amount and timing of expenditures related to this expansion;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	changes in our pricing policies or terms or those of our competitors, including utilities; and

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance. In addition, our actual revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have a severe adverse effect on the trading price of our common stock.

Our business benefits from the declining cost of solar panels, and our financial results would be harmed if this trend reversed or did not continue.

The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the pricing of our solar energy systems and customer adoption of this form of renewable energy. If solar panel and raw materials prices increase or do not continue to decline, our growth could slow and our financial results would suffer. In addition, in the past we have purchased a significant portion of the solar panels used in our solar energy systems from manufacturers based in China, some of whom benefit from favorable foreign regulatory regimes and governmental support, including subsidies. If this support were to decrease or be eliminated, or if tariffs imposed by the U.S. government were to increase the prices of these solar panels, our ability to purchase these products on competitive terms or to access specialized technologies from those countries could be restricted. Any of those events could harm our financial results by requiring us to pay higher prices or to purchase solar panels or other system components from alternative, higher-priced sources. In addition, the U.S. government has imposed tariffs on solar cells manufactured in China. These tariffs will increase the price of solar panels containing these Chinese-manufactured cells, which may harm our financial results in the event we purchase such panels.

We act as the licensed general contractor for our customers and are subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a material adverse effect on our business and results of operations.

We are a licensed contractor in every community we service, and we are responsible for every customer installation. For our residential projects, we are the general contractor, construction manager and installer. For our commercial projects, we are the general contractor and construction manager, and we typically rely on licensed subcontractors to install these commercial systems. We may be liable to customers for any damage we cause to their home or facility, belongings or property during the installation of our systems. For example, we frequently penetrate our customers’ roofs during the installation process and may incur liability for the failure to adequately weatherproof such penetrations following the completion of construction. In addition, shortages of skilled subcontractor labor for our commercial projects could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays or other execution issues may cause us to not achieve our expected margins or cover our costs for that project.

In addition, the installation of solar energy systems and the evaluation and modification of buildings as part of our energy efficiency business is subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection, utility interconnection and metering, and related matters. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations and to design solar energy systems to comply with these varying standards. Any new government regulations or utility policies pertaining to our systems may result in significant additional expenses to us and our customers and, as a result, could cause a significant reduction in demand for our systems.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant monetary penalties, operational delays and adverse publicity.

The installation of solar energy systems requires our employees to work at heights with complicated and potentially dangerous electrical systems. The evaluation and modification of buildings as part of our energy efficiency business requires our employees to work in locations that may contain potentially dangerous levels of asbestos, lead or mold. We also maintain a fleet of more than 570 vehicles that our employees use in the course of their work. There is substantial risk of serious injury or death if proper safety procedures are not followed. Our operations are subject to regulation under the U.S. Occupational Safety and Health Act, or OSHA, and equivalent state laws. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures, or suspend or limit operations. In the past, we have had workplace accidents and received citations from OSHA regulators for alleged safety violations, resulting in fines and operational delays for certain projects. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect our business.

Problems with product quality or performance may cause us to incur warranty expenses and performance guarantee expenses, may lower the residual value of our solar energy systems and may damage our market reputation and cause our financial results to decline.

Our solar energy system warranties are lengthy. Customers who buy energy from us under leases or power purchase agreements are covered by warranties equal to the length of the term of these agreements—typically 20 years. Depending on the state where they live, customers who purchase our solar energy systems for cash are covered by a warranty up to 10 years in duration. We also make extended warranties available at an additional cost to customers who purchase our solar energy systems for cash. In addition, we provide a pass-through of the inverter and panel manufacturers’ warranties to our customers, which generally range from 5 to 25 years. One of these third-party manufacturers could cease operations and no longer honor these warranties, instead leaving us to fulfill these potential obligations to our customers. For example, Evergreen Solar, Inc., one of our former solar panel suppliers, filed for bankruptcy in August 2011. Further, we provide a performance guarantee with our leased solar energy systems that compensates a customer on an annual basis if their system does not meet the electricity production guarantees set forth in their lease.

Because of the limited operating history of our solar energy systems, we have been required to make assumptions and apply judgments regarding a number of factors, including our anticipated rate of warranty claims, and the durability, performance and reliability of our solar energy systems. We have made these assumptions based on the historic performance of similar systems or on accelerated life cycle testing. Our assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial expense to repair or replace defective solar energy systems in the future or to compensate customers for systems that do not meet their production guarantees. Product failures or operational deficiencies also would reduce our revenue from power purchase agreements because they are dependent on system production. Any widespread product failures or operating deficiencies may damage our market reputation and adversely impact our financial results.

In addition, we amortize costs of our solar energy systems over 30 years, which typically exceeds the period of the component warranties and the corresponding payment streams from our operating lease arrangements with our customers. In addition, we typically bear the cost of removing the solar energy systems at the end of the lease term. Furthermore, it is difficult to predict how future environmental regulations may affect the costs associated with the removal, disposal or recycling of our solar energy systems. Consequently, if the residual value of the systems is less than we expect at the end of the lease, after giving effect to any associated removal and redeployment costs, we may be required to accelerate all or some of the remaining unamortized expenses. This could materially impair our future operating results.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

If one of our solar energy systems or other products injured someone we would be exposed to product liability claims. Because solar energy systems and many of our other current and anticipated products are electricity producing devices, it is possible that consumers could be injured by our products, whether by product malfunctions, defects, improper installation or other causes. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. Any product liability claim we face could be expensive to defend and divert management’s attention. The successful assertion of product liability claims against us could result in potentially significant monetary damages that could require us to make significant payments, as well as subject us to adverse publicity, damage our reputation and competitive position. Also, any product liability claims and any adverse outcomes may subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our systems and other products.

Damage to our brand and reputation would harm our business and results of operations.

We depend significantly on our reputation for high-quality products and services, best-in-class engineering, exceptional customer service and the brand name “SolarCity” to attract new customers and grow our business. If we fail to continue to deliver our solar energy systems and our other energy products and services within the planned timelines, if our products and services do not perform as anticipated or if we damage any of our customers’ properties or cancel projects, our brand and reputation could be significantly impaired. In addition, if we fail to deliver, or fail to continue to deliver, high-quality products and services to our customers through our long-term relationships, our customers will be less likely to purchase future products and services from us, which is a key strategy to achieve our desired growth. We also depend greatly on referrals from existing customers for our growth, in addition to our other marketing efforts. Therefore, our inability to meet or exceed our current customers’ expectations would harm our reputation and growth through referrals.

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods, and we intend to continue to expand our business significantly within existing markets and in a number of new locations in the future. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third-parties and attract new customers and suppliers, as well as to manage multiple geographic locations.

In addition, our current and planned operations, personnel, systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new products and services or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

We may not be successful in leveraging our customer base to grow our business through sales of other energy products and services.

To date, we have derived substantially all of our revenue and cash receipts from the sale of solar energy systems and the sale of energy under our long-term customer agreements. We launched our energy efficiency line of products and services in mid-2010, and revenue attributable to this line of business has not been material compared to revenue attributable to our solar energy systems. Customer demand for these offerings may be more limited than we anticipate. In addition, several of our other energy products and services, including our battery storage solutions, are in the early stages of testing and development. We may not be successful in completing development of these products as a result of research and development difficulties, technical issues, availability of third-party products or other reasons. Even if we are able to offer these or other additional products and services, we may not successfully generate meaningful customer demand to make these offerings viable. If we fail to deliver these additional products and services, if the costs associated with bringing these additional products and services to market is greater than we anticipate, or if customer demand for these offerings is smaller than we anticipate, our growth will be limited.

Our growth depends in part on the success of our strategic relationships with third parties.

A key component of our growth strategy is to develop or expand our strategic relationships with third parties. For example, we are investing resources in establishing relationships with industry leaders, such as trusted retailers and commercial homebuilders, to generate new customers. Identifying partners and negotiating relationships with them requires significant time and resources. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business could be impaired. Even if we are able to establish these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business and customer base. This would limit our growth potential and our opportunities to generate significant additional revenue or cash receipts.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. In particular, we are dependent on the services of our chief executive officer and co-founder, Lyndon R. Rive, and our chief operations officer, chief technology officer and co-founder, Peter J. Rive. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Neither our founders nor our key employees are bound by employment agreements for any specific term, and we may be unable to replace key members of our management team and key employees in the event we lose their services. Integrating new employees into our management team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, including our software, information, processes and know-how. We rely on trade secret and patent protections to secure our intellectual property rights. We cannot be certain that we have adequately protected or will be able to adequately protect our proprietary technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents provide us with a competitive advantage. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. In the future, some of our products could be alleged to infringe existing patents or other intellectual property of third parties, and we cannot be certain that we will prevail in any intellectual property dispute. In addition, any future litigation required to enforce our patents, to protect our trade secrets or know-how or to defend us or indemnify others against claimed infringement of the rights of others could harm our business, financial condition and results of operations. See, for example, “Business—Legal Proceedings,” discussing the lawsuit that Sunpower Corporation filed against us.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

The production and installation of solar energy systems depends heavily on suitable meteorological conditions. If meteorological conditions are unexpectedly unfavorable, the electricity production from our solar energy systems may be substantially below our expectations and our ability to timely deploy new systems may be adversely impacted.

The energy produced and revenue and cash receipts generated by a solar energy system depend on suitable solar and weather conditions, both of which are beyond our control. Furthermore, components of our systems, such as panels and inverters, could be damaged by severe weather, such as hailstorms or tornadoes. In these circumstances, we generally would be obligated to bear the expense of repairing the damaged solar energy systems that we own. Sustained unfavorable weather also could unexpectedly delay our installation of solar energy systems, leading to increased expenses and decreased revenue and cash receipts in the relevant periods. Weather patterns could change, making it harder to predict the average annual amount of sunlight striking each location where we install. This could make our solar energy systems less economical overall or make individual systems less economical. Any of these events or conditions could harm our business, financial condition and results of operations.

We typically bear the risk of loss and the cost of maintenance and repair on solar systems that are owned or leased by our fund investors.

We typically bear the risk of loss and are generally obligated to cover the cost of maintenance and repair on any solar systems that we sell or lease to our fund investors. At the time we sell or lease a solar system to a fund investor, we enter into a maintenance services agreement where we agree to operate and maintain the system for a fixed fee that is calculated to cover our future expected maintenance costs. If our solar systems require an above-average amount of repairs or if the cost of repairing systems were higher than our estimate, we would need to perform such repairs without additional compensation. If our solar systems, a majority of which are located in California, are damaged in the event of a natural disaster beyond our control, losses could be excluded, such as earthquake damage, or exceed insurance policy limits, and we could incur unforeseen costs that could harm our business and financial condition. We may also incur significant costs for taking other actions in preparation for, or in reaction to, such events. We purchase Property and Business Interruption insurance with industry standard coverage and limits approved by an investor’s third party insurance advisors to hedge against such risk, but such coverage may not cover our losses.

Any unauthorized disclosure or theft of personal information we gather, store and use could harm our reputation and subject us to claims or litigation.

We receive, store and use personal information of our customers, including names, addresses, e-mail addresses, credit information and other housing and energy use information. Unauthorized disclosure of such personal information, whether through breach of our systems by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If we were subject to an inadvertent disclosure of such personal information, or if a third party were to gain unauthorized access to customer personal information we possess, our operations could be seriously disrupted and we could be subject to claims or litigation arising from damages suffered by our customers. In addition, we could incur significant costs in complying with the multitude of federal, state and local laws regarding the unauthorized disclosure of personal information. Finally, any perceived or actual unauthorized disclosure of such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business.

We may have trouble refinancing our credit facilities or obtaining new financing for our working capital, equipment financing and other needs in the future or complying with the terms of existing credit facilities. If credit facilities are not available to us on acceptable terms, if and when needed, or if we are unable to comply with their terms, our ability to continue to grow our business would be adversely impacted.

We have entered into several secured credit agreements, including a $75.0 million working capital facility that matures in September 2014, a $58.5 million term loan credit facility for the purchase of inventory and working capital needs that matures in August 2013, and a $7.0 million term facility to finance the purchase of vehicles that matures in January 2015. Each facility requires us to comply with certain financial, reporting and other requirements. The timing of our commercial projects and other large projects has on occasion adversely affected our ability to satisfy certain financial covenants under these or prior facilities. While our lenders have given us waivers of certain covenants we have not satisfied in the past, there is no assurance that the lenders will waive or forbear from exercising their remedies with respect to any future defaults that might occur, which also could trigger defaults under our other credit agreements. For example, on April 30, 2012 and May 31, 2012, we did not meet a financial ratio covenant, and on June 30, 2012, we breached a financial covenant related to non-GAAP EBITDA under our prior $25.0 million working capital facility, which also resulted in a default under our $7.0 million vehicle financing facility with the same administrative bank agent. The bank waived these breaches, and in September 2012 we refinanced all amounts borrowed under the $25.0 million facility with the new $75.0 million working capital facility. We believe that the financial and other covenants are generally more favorable to us than those in the prior facility, however we cannot assure you that we will not breach these covenants in the future.

Further, there is no assurance that we will be able to enter into new credit facilities on acceptable terms. If we are unable to satisfy financial covenants and other terms under existing or new facilities or obtain associated waivers or forbearance from our lenders or if we are unable to obtain refinancing or new financings for our working capital, equipment and other needs on acceptable terms if and when needed, our business would be adversely affected.

In the long term, we intend to expand our international activities, which will subject us to a number of risks.

Our long-term strategic plans include international expansion, and we intend to sell our solar energy products and services in international markets. Risks inherent to international operations include the following:

•	inability to work successfully with third parties with local expertise to co-develop international projects;

•

multiple, conflicting and changing laws and regulations, including export and import restrictions, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses;

•	changes in general economic and political conditions in the countries where we operate, including changes in government incentives relating to power generation and solar electricity;

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions;

•	difficulties and costs in recruiting and retaining individuals skilled in international business operations;

•	international business practices that may conflict with U.S. customs or legal requirements;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	fluctuations in currency exchange rates relative to the U.S. dollar; and

•	inability to obtain, maintain or enforce intellectual property rights, including inability to apply for or register material trademarks in foreign countries.

Doing business in foreign markets requires us to be able to respond to rapid changes in market, legal, and political conditions in these countries. The success of our business will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political environments. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business.

Risks Related to this Offering

An active, liquid and orderly trading market for our common stock may not develop, our stock price may be volatile, and you may be unable to sell your shares at or above the offering price you paid.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market after the offering closes. The market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section and others beyond our control, including:

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our industry, products or services;

•	additions or departures of key personnel;

•	the failure of securities analysts to cover our common stock after this offering;

•	actual or anticipated changes in expectations regarding our performance by investors or securities analysts;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	our ability to protect our intellectual property and other proprietary rights;

•	sales of our common stock by us or our stockholders;

•	the expiration of contractual lock-up agreements;

•	litigation involving us, our industry or both;

•	major catastrophic events; and

•	general economic and market conditions and trends.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

As an emerging growth company within the meaning of the Securities Act, we will utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors.

We are an emerging growth company within the meaning of the rules under the Securities Act. We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies, including reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a nonbinding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional testing of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting, and we have elected to delay adoption of new or revised accounting standards applicable to public companies. As a result, our stockholders may not have access to certain information they may deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an ‘‘emerging growth company’’ for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceed $1 billion, (ii) the date that we become a ‘‘large accelerated filer’’ as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have 71,708,364 outstanding shares of common stock based on the number of shares outstanding as of October 31, 2012 and assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after October 31, 2012. The 10,065,012 shares sold pursuant to this offering will be immediately tradable without restriction, excluding any shares sold under our reserved share program or to our directors or officers, which shares will become saleable beginning 181 days after the date of this prospectus. Of the remaining shares:

•	no shares will be eligible for sale immediately upon completion of this offering; and

•

61,708,364 shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders beginning 181 days after the date of this prospectus.

We and all of our directors and officers, as well as the selling stockholders, have agreed that we and they will not, without the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain limited exceptions and extensions described in the section entitled “Underwriting.”

Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters may, in their sole discretion and at any time, release all or any portion of the securities subject to lock-up agreement. After the closing of this offering, we intend to register approximately 24,810,839 shares of common stock that have been reserved for future issuance under our stock incentive plans.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 78.4% of the outstanding shares of our common stock after this offering, based upon the assumption that the chairman of our board purchases $15.0 million of our common stock at the mid-point of the price range on the cover of this prospectus. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might affect the market price of our common stock.

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” However, management may not apply the net proceeds of this offering in ways that increase the value of your investment.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $9.82 per share based on an assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock. See “Dilution.”

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by discouraging, delaying or preventing a change of control of our company or changes in our management that the stockholders of our company may believe advantageous. These provisions include:

•	establishing a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorizing “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	limiting the ability of stockholders to call a special stockholder meeting;

•	limiting the ability of stockholders to act by written consent;

•	providing that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establishing advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock to realize a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends to receive a return on your investment. See “Dividend Policy.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, use of proceeds from this offering, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “might,” “would,” “continue” or the negative of these terms or other comparable terminology. Actual events or results may differ materially from those expressed in these forward-looking statements.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, or SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition.

Some of the industry and market data contained in this prospectus are based on independent industry publications, including September 2010 data from Lawrence Berkeley National Laboratory, February 2012 data from Bloomberg New Energy Finance, November 2011 data from the Energy Information Agency or other publicly available information. This information involves a number of assumptions and limitations. We have not commissioned, nor are we affiliated with, any of the independent industry sources we cite. Although we believe that each source is reliable as of its respective date, we have not independently verified the accuracy or completeness of this information. Our industry is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause actual results to differ materially from those expressed in these publications.

USE OF PROCEEDS

We estimate that the net proceeds we receive in this offering will be approximately $127.0 million, based on an assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses we will pay. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $9.3 million, assuming that the number of shares offered by us, as stated on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses we will pay. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $146.7 million.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares. The selling stockholders include certain of our executive officers. See “Principal and Selling Stockholders.”

We will have broad discretion over the use of the net proceeds in this offering. As of the date of this prospectus, we cannot specify all of the particular uses for the net proceeds from this offering. We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to expand our current business through acquisitions or investments in other complementary strategic businesses, products or technologies. We have no commitments with respect to any acquisitions at this time.

We intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government, pending their use as described above.

Some of the other principal purposes of this offering are to create a public market for our common stock and increase our visibility in the marketplace. A public market for our common stock will facilitate future access to public equity markets and enhance our ability to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions including compliance with covenants under our credit facilities and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our preferred stock into 50,441,799 shares of common stock immediately prior to the closing of this offering, including the net exercise of outstanding warrants to purchase Series F preferred stock that would otherwise expire upon the completion of this offering into 63,853 shares of common stock, based upon the mid-point of the price range on the cover of this prospectus, (ii) the effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering that, among other things, will increase our authorized number of shares of common stock and will authorize a new class of preferred stock and (iii) the reclassification of preferred stock warrant liabilities to additional paid-in capital effective upon the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to the pro-forma adjustments and our sale of 10,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses we will pay.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2012
	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)(3)
	(in thousands, except share and per share data)
Cash and cash equivalents	$49,318	$49,318	$179,622

Total debt and capital lease obligations	$136,975	$136,975	$136,975
Convertible redeemable preferred stock, $0.0001 par value: 56,733,796 shares authorized and 45,392,867 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	208,420	—	—

Stockholders’ equity:
Common stock, $0.0001 par value: 106,000,000 shares authorized, 11,242,461 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 61,684,260 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 71,684,260 shares issued and outstanding, pro forma as adjusted	1	6	7
Additional paid-in capital	18,696	247,819	374,768
Accumulated deficit	(108,349)	(108,349)	(108,349)

Total stockholders’ (deficit) equity	(89,652)	139,476	266,426

Total capitalization	$255,743	$276,451	$403,401

(1)

The pro forma balance sheet data in the table above assumes (i) the conversion of all outstanding shares of convertible redeemable preferred stock into common stock, (ii) the net exercise of the outstanding Series F convertible preferred stock warrants, based upon the mid-point of the price range on the cover of this prospectus, and (iii) the reclassification of preferred stock warrant liabilities to additional paid-in capital, effective upon the closing of this offering. The table below sets forth the adjustments made to the actual amounts to determinate the pro forma amounts:

	Actual	Adjustment 1	Adjustment 2	Pro Forma
Cash and cash equivalents	$49,318	$—	$—	$49,318

Convertible redeemable preferred stock	208,420	(208,420)	—	—
Common stock	1	5	—	6
Additional paid-in capital	18,696	208,415	20,708	247,819

Adjustment 1 gives effect to the conversion of the outstanding shares of convertible redeemable preferred stock into common stock.

Adjustment 2 gives effect to the reclassification of the convertible redeemable preferred stock warrant liabilities to additional paid-in capital upon conversion of the Series E convertible redeemable preferred stock warrants to common stock warrants and the net exercise of the Series F convertible redeemable preferred stock warrants into common stock.

(2)	The pro forma as adjusted balance sheet in the table above assumes the pro forma conversions, net exercise and reclassifications described in (1) above plus the sale of 10,000,000 shares of our common stock in this offering and the application of the net proceeds at an initial public offering price of $14.00, the mid-point range set forth in the cover page, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table below sets forth the adjustments made to the pro forma amounts to determine the pro forma as adjusted amounts:

	Pro Forma	Adjustment 1	Adjustment 2	Pro Forma As Adjusted
Cash and cash equivalents	$49,318	$130,304	—	$179,622

Convertible redeemable preferred stock	—	—	—	—
Common stock	6	1	—	7
Additional paid-in capital	247,819	130,303	(3,354)	374,768

Adjustment 1 gives effect to the issuance of 10,000,000 shares of common stock in this offering and our receipt of the estimated net proceeds, based upon the mid-point of the price range on the cover of this prospectus.

Adjustment 2 gives effect to the reclassification to additional paid-in capital of offering expenses that we had incurred and capitalized as of September 30, 2012.

(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover of this prospectus, would increase or decrease, respectively, the amount of cash, additional paid-in capital and total capitalization by approximately $9.3 million, assuming the number of shares we offer, as stated on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commission and estimated offering expenses we will pay.

The preceding table is based on the number of shares of our common stock outstanding as of September 30, 2012, and excludes:

•	14,729,881 shares of our common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $4.69 per share under our 2007 Stock Plan;

•	16,991 shares of common stock issuable upon vesting of restricted stock units under our 2007 Stock Plan;

•	1,485,010 shares of our common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase Series E preferred stock at an exercise price of $5.41 per share; and

•

10,088,071 shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 1,788,071 shares of common stock reserved for issuance under our 2007 Stock Plan as of September 30, 2012, 7,000,000 shares of common stock reserved for issuance under our 2012 Equity Incentive Plan and 1,300,000 shares of common stock reserved for issuance under our 2012 Employee Stock Purchase Plan, and excluding shares that become available under the 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit Plans.” The 2012 Equity Incentive Plan and the 2012 Employee Stock Purchase Plan will become available when this offering closes.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of September 30, 2012 was $172.9 million, or $2.80 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to our sale of our common stock in this offering at the assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2012 would have been $299.9 million, or $4.18 per share. This represents an immediate increase in net tangible book value of $1.38 per share to our existing stockholders and an immediate dilution of $9.82 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of September 30, 2012	$2.80
Increase in actual net tangible book value per share attributable to new investors purchasing shares in this offering	1.38

Pro forma net tangible book value per share after giving effect this offering		4.18

Dilution per share to new investors in this offering		$9.82

The following table illustrates the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses as of September 30, 2012 on a pro forma basis.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing Stockholders	61,684,260	86.0%	$203,400	59.2%	$3.30
New Investors	10,000,000	14.0	140,000	40.8	$14.00

Total	71,684,260	100%	$343,400	100%

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 84.3% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 11,509,752, or approximately 15.7% of the total number of shares of our common stock outstanding after this offering.

As of September 30, 2012, there were options outstanding to purchase a total of 14,729,881 shares of common stock at a weighted average exercise price of $4.69 per share and restricted stock units covering a total of 16,991 shares of common stock. To the extent outstanding options and restricted stock units are exercised, there will be further dilution to new investors. For a description of our equity plans, see the section titled “Executive Compensation—Employee Benefit Plans.”

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 61,619,248, or approximately

86.0% of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to 10,065,012, or approximately 14.0% of the total shares of common stock outstanding after this offering.

The preceding table is based on the number of shares of our common stock outstanding on a pro forma basis as of September 30, 2012, and excludes:

•	14,729,881 shares of our common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $4.69 per share under our 2007 Stock Plan;

•	16,991 shares of common stock issuable upon vesting of restricted stock units under our 2007 Stock Plan;

•	1,485,010 shares of our common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase Series E preferred stock, at an exercise price of $5.41 per share; and

•

10,088,071 shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 1,788,071 shares of common stock reserved for issuance under our 2007 Stock Plan as of September 30, 2012, 7,000,000 shares of common stock reserved for issuance under our 2012 Equity Incentive Plan and 1,300,000 shares of common stock reserved for issuance under our 2012 Employee Stock Purchase Plan, and excluding shares that become available under the 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit Plans.” The 2012 Equity Incentive Plan and the 2012 Employee Stock Purchase Plan will become available when this offering closes.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this prospectus. The unaudited consolidated statements of operations data for the nine months ended September 30, 2011 and 2012 and the unaudited consolidated balance sheet data as of September 30, 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on a basis consistent with our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue:
Operating leases	$—	$225	$3,212	$9,684	$23,145	$16,103	$33,584
Solar energy systems sales	23,045	31,962	29,435	22,744	36,406	22,706	69,805

Total revenue	23,045	32,187	32,647	32,428	59,551	38,809	103,389
Cost of revenue:
Operating leases	—	96	1,911	3,191	5,718	3,289	8,615
Solar energy systems	23,164	33,212	28,971	26,953	41,418	31,415	57,924

Total cost of revenue	23,164	33,308	30,882	30,144	47,136	34,704	66,539

Gross profit (loss)	(119)	(1,121)	1,765	2,284	12,415	4,105	36,850
Operating expenses:
Sales and marketing	1,749	15,295	10,914	22,404	42,004	27,246	49,976
General and administrative	9,144	8,484	10,855	19,227	31,664	24,126	31,904

Total operating expenses	10,893	23,779	21,769	41,631	73,668	51,372	81,880

Loss from operations	(11,012)	(24,900)	(20,004)	(39,347)	(61,253)	(47,267)	(45,030)
Interest expense, net	233	214	334	4,901	9,272	7,516	14,922
Other expenses, net	(291)	1,119	2,360	2,761	3,097	1,884	17,895

Loss before income taxes	(10,954)	(26,233)	(22,698)	(47,009)	(73,622)	(56,667)	(77,847)
Income tax provision	—	—	(22)	(65)	(92)	(62)	(107)

Net loss	(10,954)	(26,233)	(22,720)	(47,074)	(73,714)	(56,729)	(77,954)
Net income (loss) attributable to noncontrolling interests(1)	—	(12,272)	3,507	(8,457)	(117,230)	(86,172)	(16,806)

Net income (loss) attributable to stockholders(1)	$(10,954)	$(13,961)	$(26,227)	$(38,617)	$43,516	$29,443	$(61,148)

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Net income (loss) per share attributable to common stock holders:
Basic	$(1.36)	$(1.70)	$(3.13)	$(4.50)	$0.82	$0.58	$(5.63)

Diluted	$(1.36)	$(1.70)	$(3.13)	$(4.50)	$0.76	$0.53	$(5.63)

Weighted average shares outstanding:
Basic	8,041,992	8,229,036	8,378,590	8,583,772	9,977,646	9,845,324	10,867,584

Diluted	8,041,992	8,229,036	8,378,590	8,583,772	14,523,734	14,144,765	10,867,584

Pro forma net income (loss) per share attributable to common stockholders(2):
Basic					$0.89		$(0.92)

Diluted					$0.82		$(0.92)

Pro forma weighted average shares outstanding(3):
Basic					50,945,159		59,378,923

Diluted					55,491,248		59,378,923

(1)	Under GAAP, we are required to present the impact of a hypothetical liquidation of our joint venture investment funds on our income statement. For a more detailed discussion of this accounting treatment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Net Income (Loss) Attributable to Stockholders.”
(2)	Pro forma net income (loss) attributable to common stockholders assumes the distribution of a deemed dividend on Series G convertible redeemable preferred stock prior to conversion to common stock, the net exercise of the warrants to purchase Series C and F convertible redeemable preferred stock, based upon the mid-point of the price range on the cover of this prospectus, and the conversion of the Series E convertible redeemable preferred stock warrants into warrants to purchase common stock as occurring at the beginning of the fiscal period. Accordingly, the charge for the change in the fair value of the convertible redeemable preferred stock warrant liability recorded in the fiscal period is reversed because this charge would not have been recorded after the net exercise and conversion. Pro forma basic or diluted net income (loss) per share attributable to common stockholders is calculated by dividing the pro forma net income (loss) attributable to common stockholders by the weighted average basic or diluted pro forma shares of common stock. See Note 22 of the notes to our consolidated financial statements for a description of how we compute basic and diluted earnings per share attributable to common stockholders and pro forma basic and diluted earnings per share attributable to common stockholders.
(3)	Pro forma weighted average shares outstanding have been calculated assuming the conversion of all outstanding shares of our preferred stock upon the completion of this offering into (i) 42,060,393 shares of our common stock as of December 31, 2011, including the net exercise of warrants to purchase Series C and Series F convertible redeemable preferred stock into 167,347 shares of common stock and (ii) 50,441,799 shares of our common stock as of September 30, 2012, including the net exercise of warrants to purchase Series F convertible redeemable preferred stock into 63,853 shares of common stock, in each case based upon the mid-point of the price range on the cover of this prospectus.

	As of December 31,					As of September 30, 2012
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$6,459	$27,829	$37,912	$58,270	$50,471	$49,318
Total current assets	24,395	45,124	69,896	110,432	241,522	244,626
Solar energy systems, leased and to be leased – net	—	27,838	87,583	239,611	535,609	858,746
Total assets	27,132	78,800	164,154	371,264	813,173	1,151,171
Total current liabilities	10,531	19,539	52,012	81,958	246,886	214,208
Deferred revenue, net of current portion	—	5,645	21,394	40,681	101,359	179,584
Lease pass-through financing obligation, net of current portion	—	—	—	53,097	46,541	134,988
Sale-leaseback financing obligation, net of current portion	—	—	—	15,758	15,144	14,855
Other liabilities	—	—	120	15,715	36,314	93,533
Convertible redeemable preferred stock	26,234	56,184	80,042	101,446	125,722	208,420
Stockholders’ deficit	(11,912)	(25,377)	(50,736)	(87,488)	(37,662)	(89,652)
Noncontrolling interests in subsidiaries	—	19,573	56,036	123,514	122,646	34,179

Key operating metrics:

We regularly review a number of metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

	Year Ended December 31,			Nine Months Ended September 30, 2012
	2009	2010	2011
New buildings(1)	2,907	4,832	9,034	23,340
Buildings (end of period)(1)	5,866	10,698	19,732	43,072
Cumulative customers (end of period)(2)	5,775	10,541	18,384	39,656
Megawatts booked(3)	36	92	134	279
Megawatts deployed(3)	15	31	72	109
Cumulative megawatts deployed (end of period)(3)	27	58	129	239
Transactions for other energy products and services(4)	67	400	3,716	10,433

(1)	Buildings includes all residential, commercial and government buildings where we have installed or contracted to install a solar energy system, or performed or contracted to perform an energy efficiency evaluation or other energy efficiency services.
(2)	Customers include all residential, commercial and government consumers that use or will use energy generated by a solar energy system that we have sold or contracted to sell to the consumer or that we have installed or contracted to install pursuant to a lease or power purchase agreement. For landlord-tenant structures in which we contract with the landlord or development company, we include each residence as an individual customer. For commercial customers with multiple locations, each location is deemed a customer if we maintain a separate contract for the location.
(3)	Megawatts booked represents the aggregate megawatt production capacity of solar energy systems pursuant to customer contracts signed during the applicable period. Megawatts deployed represents the aggregate megawatt production capacity of solar energy systems that have had all required inspections completed during the applicable period. Cumulative megawatts deployed represents the aggregate megawatt production capacity of operating solar energy systems subject to leases and power purchase agreements and that we have sold to customers.
(4)	Transactions for other energy products and services includes all transactions during the period when we perform or contract to perform a service or provide, install or contract to install a product. It excludes the outright sale or installation of a solar energy system under a lease or power purchase agreement and any related monitoring.

We also track the nominal contracted payments of our leases and power purchase agreements entered into during specified periods and as of specified dates. Nominal contracted payments equal the sum of the cash payments that the customer is obligated to pay over the term of the agreement. When calculating nominal contracted payments, we only include those leases and power purchase agreements that are signed. For a lease, we include the monthly fee and upfront fee as set forth in the lease. As an example, the nominal contracted payments for a 20-year lease with monthly payments of $200 and an upfront payment of $5,000 is $53,000. For a power purchase agreement, we multiply the contract price per kilowatt hour by the estimated annual energy output of the associated solar energy system to determine the nominal contracted payment. The nominal contracted payments of a particular lease or power purchase agreement decline as the payments are received by us or a fund investor. For a more detailed discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics.”

The following table sets forth, with respect to our leases and power purchase agreements, the aggregate nominal contracted payments of such agreements signed during the period presented and the aggregate nominal contracted payments remaining as of the end of each period presented as of the dates presented:

	As of December 31,			As of September 30, 2012
	2009	2010	2011
	(in thousands)
Aggregate nominal contracted payments (agreements signed during period)	$65,234	$183,188	$252,752	$404,967
Aggregate nominal contracted payments (remaining as of period end)	$106,204	$273,166	$485,780	$831,810

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We integrate the sales, engineering, installation, monitoring, maintenance and financing of our distributed solar energy systems with our energy efficiency products and services. This allows us to offer long-term energy solutions to residential, commercial and government customers. Our customers buy renewable energy from us for less than they currently pay for electricity from utilities with little to no up-front cost. Our long-term contractual arrangements typically generate recurring customer payments and enable our customers to have visibility into their future electricity costs and to minimize their exposure to rising retail electricity rates. Our customer relationships also position us to continue to grow our business through energy efficiency products and services offerings including energy efficiency evaluations, appliance upgrades, energy storage solutions and electric vehicle charging stations.

We offer our customers the option to either purchase and own solar energy systems or to purchase the energy that our solar energy systems produce through various financed arrangements. These financed arrangements include long-term contracts that we structure as leases and power purchase agreements. In both financed structures we install our solar energy system at our customer’s premises and charge the customer a monthly fee for the power that our system produces. In the lease structure, this monthly payment is fixed with a production guarantee. In the power purchase agreement structure, we charge customers a fee per kilowatt hour based on the amount of electricity the solar energy system actually produces. The leases and power purchase agreements are typically for 20 years, and generally when there is no upfront fee the specified fees are subject to annual escalations.

Our solar energy systems serve as a gateway for us to perform energy efficiency evaluations and energy efficiency upgrades for our residential customers. During an energy efficiency evaluation, we capture, catalog and analyze all of the energy loads in the home to specifically identify the most valuable and actionable solutions to lower energy cost. We then offer to perform the appropriate upgrades to improve the home’s energy efficiency. We offer our energy efficiency products and services to our solar energy systems customers and on a stand-alone basis. We launched our energy efficiency business in the second quarter of 2010. To date, revenue attributable to our energy efficiency products and services has not been material compared to revenue attributable to our solar energy systems.

Initially, we only offered our solar energy systems on an outright purchase basis. In mid-2008, we began offering leases and power purchase agreements. Our ability to offer leases and power purchase agreements depends in part on our ability to finance the installation of the solar energy systems by monetizing the resulting customer receivable and related investment tax credits, accelerated tax depreciation and other incentives. In late 2008 and early 2009, as a result of the state of the capital markets, our ability to monetize these assets was limited and resulted in an above-normal backlog of signed sales orders for solar energy systems. By the end of 2009, we had raised sufficient investment funds to return to our target backlog. Currently, the majority of our residential energy customers enter into leasing arrangements, and the majority of our commercial customers and government organizations enter into power purchase agreements. We expect customers to continue to favor leases and power purchase agreements.

We compete mainly with the retail electricity rate charged by the utilities in the markets we serve, and our strategy is to price the energy we sell slightly below that rate. As a result, the price our customers pay to buy energy from us varies depending on the state where the customer is located and the local utility. The price we charge also depends on customer price sensitivity, the need to offer a compelling financial benefit and the price other solar energy companies charge in the region. Our commercial rates in a given region are also typically lower than our residential rates in that region because utilities’ commercial retail rates are generally lower than their residential retail rates.

We generally recognize revenue from solar energy systems sold to our customers when we install the solar energy system and it passes utility inspection. We account for our leases and power purchase agreements as operating leases. We recognize the revenue these arrangements generate on a straight-line basis over the term for leases, or as we generate and deliver energy for power purchase agreements. We recognize revenue from our energy efficiency business when we complete the services. Substantially all of our revenue is attributable to customers located in the United States.

The amount of operating leases revenue that we recognize in a given period is dependent in part on the amount of energy generated by solar energy systems under power purchase agreements and by systems with energy output performance incentives, which in turn is dependent in part on the amount of sunlight. As a result, operating leases revenue has in the past been impacted by seasonally shorter daylight hours in winter months. As the relative percentage of our revenue attributable to power purchase agreements or performance-based incentives increases, this seasonality may become more significant.

Various state and local agencies offer incentive rebates for the installation and operation of solar energy systems. For solar energy systems we sell, we typically have the customer assign the incentive rebate to us. We record the incentive rebates as a component of proceeds from the system sale. For incentive rebates associated with solar energy systems under leases or power purchase agreements, we initially record the rebate as deferred revenue and recognize the deferred revenue as revenue over the term of the lease or power purchase agreement.

Component materials, third-party appliances and direct labor comprise the substantial majority of the costs of our solar energy systems and energy efficiency products and services. Under U.S. generally accepted accounting principles, or GAAP, the cost of revenue from our leases and power purchase agreements are primarily comprised of the depreciation of the cost of the solar energy systems, which are depreciated over the estimated useful life of 30 years, and the amortization of initial direct costs, which is amortized over the term of the lease or power purchase agreement.

We classify our outstanding preferred stock warrants as a liability on our consolidated balance sheet. These warrants are subject to remeasurement to fair value at each reporting date, with any changes in fair value being recognized as a component of other income or expense, net, in our consolidated statement of operations. When this offering closes, we may record a material non-cash charge or credit in our consolidated statement of operations related to the remeasurement of these warrants. Any warrants that are not exercised and do not expire in connection with the closing of the offering will convert into warrants to purchase common stock. These common stock warrants will not be classified as a liability and accordingly will not be subject to further remeasurement.

We have structured different types of investment funds to implement our asset monetization strategy. One such structure is a joint venture structure where we and our fund investors both contribute funds or assets into the joint venture. Under GAAP, we are required to present the impact of a hypothetical liquidation of these joint ventures on our income statement. Therefore, after we determine our consolidated net income (loss) for a given period, we are required to allocate a portion of our consolidated net income (loss) to the fund investors in our joint ventures (referred to as the “noncontrolling interests” in our financial statements) and allocate the remainder of the consolidated net income (loss) to our stockholders. These income or loss allocations, reflected on our income statement, can have a significant impact on our reported results of operations. For example, for the year ended December 31, 2011 and the nine months ended September 30, 2012, our consolidated net income (loss) was a loss of $73.7 million and $78.0 million, respectively. However, after applying the required allocations, the net income (loss) attributable to our stockholders was income of $43.5 million and a loss of $61.1 million, respectively. For a more detailed discussion of this accounting treatment, see “—Components of Results of Operations—Net Income (Loss) Attributable to Stockholders.”

Investment Funds

Our long-term lease and power purchase agreements create recurring customer payments, investment tax credits, accelerated tax depreciation and other incentives. Our financial strategy is to monetize these assets at the lowest cost of capital. We share the economic benefit of this lower cost of capital with our customers by lowering the price they pay for energy. Historically, we have monetized the assets created by substantially all of our leases and power purchase agreements via investment funds we have formed with fund investors. We contribute the assets to the investment fund and receive upfront cash and retain a residual interest. We use a portion of the cash received from the investment fund to cover our variable and fixed costs associated with installing the related solar energy systems. Because these recurring customer payments, investment tax credits, accelerated tax depreciation and other incentives are either paid by government agencies or individuals or commercial businesses with high credit scores, and because electricity is a necessity, our fund investors perceive these as high-quality assets with a relatively low loss rate. We invest the excess cash in the growth of our business. In the future, in addition to or in lieu of monetizing the value through investment funds, we may use debt, equity or other financing strategies to fund our operations.

We have established different types of investment funds to implement our asset monetization strategy, including joint ventures, lease pass-through and sale-leaseback structures, any of which may utilize debt that is non-recourse to us. We call these arrangements our investment funds. The allocation of the economic benefits among us and the fund investors and related accounting varies depending on the structure.

Joint Ventures.    Under joint venture structures, we and our fund investors contribute funds into a joint venture. Then, the joint venture acquires solar energy systems from us and leases the solar energy systems to customers. Prior to the fund investor receiving its contractual rate of return, the fund investors receive substantially all of the value attributable to the long-term recurring customer payments, investment tax credits, accelerated tax depreciation and, in some cases, other incentives. After the fund investor receives its contractual rate of return, we receive substantially all of the value attributable to the long-term recurring customer payments and the other incentives.

We have determined that we are the primary beneficiary in these joint venture structures. Accordingly, we consolidate the assets and liabilities and operating results of these joint ventures, including the solar energy systems and lease income, in our consolidated financial statements. We recognize the fund investors’ share of the net assets of the joint ventures as noncontrolling interests in subsidiaries in our consolidated balance sheet. We recognize the amounts that are contractually payable to these investors in each period as distributions to noncontrolling interests in our statement of equity. Our statement of cash flows reflects cash received from these fund investors as proceeds from investments by noncontrolling interests in subsidiaries. Our statement of cash flows also reflects cash paid to these fund investors as distributions paid to noncontrolling interests in subsidiaries. We reflect any unpaid distributions to these fund investors as distributions payable to noncontrolling interests in subsidiaries in our consolidated balance sheet.

Lease Pass-Through.    Under lease pass-through structures, we lease solar energy systems to fund investors under a master lease agreement, and these investors in turn sublease the solar energy systems to customers. Depending upon the structure, we receive some or all of the value attributable to the accelerated tax depreciation and other incentives. The fund investors receive the value attributable to the investment tax credits and, for the duration of the lease term, the long-term recurring customer payments. In some cases, the fund investors also receive a portion of the accelerated tax depreciation. After the lease term, we receive the customer payments, if any. We record the solar energy systems on our consolidated balance sheet as plant, property and equipment and recognize lease revenue generated by the systems ratably over the master lease term. The fund investors typically make significant upfront cash payments that we record on our consolidated balance sheet as lease pass-through financing obligations. We reduce these obligations by amounts received by the fund investors from U.S. Treasury Department grants, customer payments and the associated incentive rebates. We in turn recognize the incentive rebates and customer payments as revenue over the customer lease term and amortize U.S. Treasury Department grants as a reduction to depreciation of the associated solar energy systems over the estimated life of these systems.

Sale-Leaseback.    Under sale-leaseback structures, we generate cash through the sale of solar energy systems to our fund investors, and we then lease these systems back from the investors and sublease them to our customers. For the duration of the lease term, we may, for some of the structures, receive the value attributable to the incentives and the long-term recurring customer payments, and we make leaseback payments to the fund investors. The fund investors receive the customer payments after the lease term. They also receive the value attributable to the investment tax credits, accelerated depreciation and other incentives. At the end of the lease term, we have an option to purchase the solar energy systems from the fund investors. Typically, our customers make monthly lease payments that we recognize as revenue over the term of the subleases on a straight-line basis. Depending on the design, size and construction of the individual systems and the leaseback terms, we may recognize a portion of the revenue from the sale of the systems or we may treat the cash received from the sale as financing received from the fund investors and reflect the cash received as a sale-leaseback financing obligation on our consolidated balance sheet.

Key Operating Metrics

We regularly review a number of metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Buildings

We track the number of residential, commercial and government buildings where we have installed or contracted to install a solar energy system, or performed or contracted to perform an energy efficiency evaluation or other energy efficiency services. We believe that the relationship we establish with building owners, together with energy-related information we obtain about the building, position us to provide the owner with additional energy-related solutions to further lower their energy costs. Our total number of buildings increased 82% from 5,866 as of December 31, 2009 to 10,698 as of December 31, 2010, 84% to 19,732 as of December 31, 2011, and 118% to 43,072 as of September 30, 2012.

Solar Energy System Customers

We define a solar energy system customer as a residential, commercial or government consumer that uses or will use energy generated by a solar energy system that we have sold or contracted to sell to the consumer or that we have installed or contracted to install pursuant to a lease or power purchase agreement. For landlord-tenant structures, such as the Davis-Monthan Air Force Base, in which we contract with the landlord or development company, we maintain a direct relationship with the individual tenants and include each residence as an individual customer. For commercial customers with multiple locations, we consider each location to be a customer if we maintain a separate contract for the location. For example, we view each Walmart store to be an individual customer as we maintain a contractual relationship for the individual store and have a direct relationship with the store manager. We track cumulative solar energy system customers as of the end of a given period as an indicator of our historical growth and as an indicator of our rate of growth from period to period.

The following table sets forth our cumulative solar energy system customers as of the dates presented:

	As of December 31,			As of September 30,
	2009	2010	2011	2011	2012
Cumulative customers	5,775	10,541	18,384	15,751	39,656

Megawatts Booked, Megawatts Deployed and Cumulative Megawatts Deployed

We track the electricity-generating production capacity of our solar energy systems as measured in megawatts. Because the size of solar energy systems varies greatly, we believe that tracking the aggregate megawatt production capacity of the systems is an indicator of the growth rate of our solar energy systems business. We track megawatts booked in a given period as an indicator of sales activity in the period. We track megawatts deployed in a given period as an indicator of asset growth in the period. We track cumulative megawatts deployed as of the end of a given period as an indicator of our historical growth and our future opportunity to provide customers with additional energy-related solutions to further lower their energy costs.

Megawatts booked represents the aggregate megawatt production capacity of solar energy systems pursuant to customer contracts signed during the applicable period. Megawatts deployed represents the aggregate megawatt production capacity of solar energy systems that have had all required inspections completed during the applicable period. Cumulative megawatts deployed represents the aggregate megawatt production capacity of operating solar energy systems subject to leases and power purchase agreements and solar energy systems we have sold to customers. Until we have begun the design process, the customer may terminate these contracts with little or no penalty.

The following sets forth the megawatt production capacity of solar energy systems we have booked or deployed during the period presented and the cumulative megawatts deployed as of the end of each period presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
Megawatts booked	36	92	134	101	279
Megawatts deployed	15	31	72	50	109
Cumulative megawatts deployed	27	58	129	108	239

Transactions for Other Energy Products and Services

We use the number of transactions for energy products and services other than the installation of solar energy systems as a key operating metric to evaluate our ability to generate incremental sales from our installed customer base and to expand our business to new customers. Our solar energy systems serve as a gateway for us to perform energy efficiency evaluations and energy efficiency upgrades for our residential customers. We also offer our energy efficiency products and services on a stand-alone basis. Our strategy is to expand our energy efficiency business to our commercial customers and to continue to invest in and develop complementary energy products and services.

Transactions for other energy products and services includes all transactions during the period when we perform or contract to perform a service or provide, install or contract to install a product. It excludes the outright sale or installation of a solar energy system under a lease or power purchase agreement and any related monitoring. For the years ended December 31, 2009, 2010 and 2011, and the nine months ended September 30, 2012, we completed 67, 400, 3,716 and 10,433 transactions for other energy products and services, respectively.

Nominal Contracted Payments

Our leases and power purchase agreements create long-term recurring customer payments. We use a portion of the value created by these contracts that we refer to as “nominal contracted payments,” together with the value attributable to investment tax credits, accelerated depreciation, Solar Renewable Energy Credits, performance-based incentives, state tax benefits and rebates, to cover the fixed and variable costs associated with installing solar energy systems.

We track the nominal contracted payments of our leases and power purchase agreements entered into during specific periods and as of specified dates. Nominal contracted payments equal the sum of the cash payments that the customer is obligated to pay over the term of the agreement. When calculating nominal contracted payments, we only include those leases and power purchase agreements that are signed. For a lease, we include the monthly fee and upfront fee as set forth in the lease. As an example, the nominal contracted payments for a 20-year lease with monthly payments of $200 and an upfront payment of $5,000 is $53,000. For a power purchase agreement, we multiply the contract price per kilowatt hour by the estimated annual energy output of the associated solar energy system to determine the nominal contracted payment. The nominal contracted payments of a particular lease or power purchase agreement decline as the payments are received by us or a fund investor. Aggregate nominal contracted payments include leases and power purchase agreements that we have contributed to investment funds. Currently, third-party investors in such investment funds have contractual rights to a portion of these nominal contracted payments.

Nominal contracted payments is a forward-looking number, and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time. Underperformance of the solar energy systems, payment defaults by our customers, cancellation of signed contracts or other factors described under the heading “Risk Factors” could cause our actual results to differ materially from our calculation of nominal contracted payments.

The following table sets forth, with respect to our leases and power purchase agreements, the aggregate nominal contracted payments of such agreements signed during the period presented and the aggregate nominal contracted payments remaining as of the end of each period presented as of the dates presented:

	As of December 31,			As of September 30, 2012
	2009	2010	2011
	(in thousands)
Aggregate nominal contracted payments (agreements signed during period)	$65,234	$183,188	$252,752	$404,967
Aggregate nominal contracted payments (remaining as of period end)	$106,204	$273,166	$485,780	$831,810

In addition to the nominal contracted payments, our long-term leases and power purchase agreements provide us with a significant post-contract renewal opportunity. Because our solar energy systems have an estimated life of 30 years, they will continue to have a useful life after the 20-year term of the lease or power purchase agreement. At the end of the original contract term, we intend to offer our customers renewal contracts. The solar energy systems will be already installed on the customer’s building, which facilitates customer acceptance of our renewal offer and results in limited additional costs to us.

Components of Results of Operations

Revenue

Operating leases.    We classify and account for our leases and power purchase agreements as operating leases. We consider the proceeds from solar energy system rebate incentives offered by certain state and local governments to form part of the proceeds from our operating leases. We recognize revenue from our operating leases over the operating lease term either on a straight-line basis over the lease term for lease arrangements or as we generate and sell energy to customers under power purchase agreements. We typically bundle and charge for remote monitoring services as part of the lease or power purchase agreement and recognize the allocated amount as revenue over the term of the monitoring service. The term of our leases and power purchase agreements ranges between 10 and 20 years.

Solar energy systems sales.    Solar energy systems sales is comprised of revenue from the sale of solar energy systems directly to cash paying customers, revenue generated from long-term solar energy system sales contracts and revenue attributable to our energy efficiency products and services. We generally recognize revenue from solar energy systems sold to our customers when we install the solar energy system and it passes utility inspection. We allocate a portion of the proceeds from the sale of the system to the remote monitoring service and recognize the allocated amount as revenue over the monitoring service term. We recognize revenue generated from long-term solar energy system sales contracts on a percentage-of-completion basis, based on the ratio of labor costs incurred to date to total project labor costs. We recognize revenue from our energy efficiency services when we complete the services.

During the year ended December 31, 2011 and the nine months ended September 30, 2012, less than 10% of our solar energy system installations were sales as opposed to operating leases. However, because of our revenue recognition policy, these sales represented 61% and 68%, respectively, of our total revenue for those periods. We expect installations utilizing leases and power purchase agreements to continue to represent the vast majority of our installed systems. As a result, the number of systems sold for cash and delivered in a given financial reporting period will have a disproportionate effect on the total revenue reported for that period.

Cost of Revenue, Gross Profit and Gross Profit Margin

Operating Leases Cost of Revenue.    Operating leases cost of revenue is primarily comprised of the depreciation of the cost of the solar energy systems and the amortization of initial direct costs. The depreciation of the cost of the solar energy systems is reduced by the amortization of any U.S. Treasury Department grant payment in lieu of the energy investment tax credit associated with these systems. Initial direct costs include allocated contract administration costs, sales commissions and customer acquisition referral fees. Contract administration costs include personnel costs, such as salary, bonus, employee benefit costs and stock-based compensation costs. Operating leases cost of revenue also includes direct and allocated costs associated with monitoring services for these systems.

Solar Energy Systems Cost of Revenue.    The substantial majority of solar energy systems cost of revenue consists of the costs of solar energy systems component acquisition and personnel costs associated with system installations. We acquire the significant component parts of the solar energy systems directly from foreign and domestic manufacturers or distributors. Our employees install our residential solar energy systems and we employ project managers and construction managers who oversee the subcontractors that install commercial systems. To a lesser extent, solar energy systems cost of revenue also includes personnel costs associated with performing our energy efficiency services and related materials. Solar energy systems cost of revenue also includes engineering and design costs, estimated warranty costs, freight charges, allocated corporate overhead costs such as facilities costs, vehicle depreciation costs and personnel costs associated with supply chain, logistics, operations management, safety and quality control. Personnel costs include salary, bonus, employee benefit costs and stock-based compensation costs.

We allocate to solar energy systems cost of revenue certain corporate overhead costs that include rental and operating costs for our corporate facilities, information technology costs, travel expenses and certain professional services to cost of solar energy systems, work in process, cost of sales, sales and marketing and general and administrative expenses using the relative proportions of direct payroll costs in each of these functions.

Sales and Marketing Expenses

Sales and marketing expenses include personnel costs such as salaries, benefits, bonuses, sales commissions and stock-based compensation as well as advertising, promotional and other marketing related expenses. Sales and marketing expenses also include customer referral fees, allocated corporate overhead costs related to facilities and information technology, travel and professional services. We expect sales and marketing costs to increase significantly in absolute dollars in future periods as we continue to grow our sales headcount and expand our marketing efforts to continue to grow our business.

General and Administrative Expenses

General and administrative expenses include personnel costs such as salaries, bonuses and stock-based compensation and professional fees related to legal, human resources, accounting and structured finance services. General and administrative expenses also include allocated corporate overhead costs related to facilities and information technology, travel and professional services. We anticipate that we will incur additional administrative headcount costs to support the growth in our business, our investment fund arrangements and the additional costs of being a public reporting company.

Other Income and Expenses

Our other income and expenses consist principally of the change in fair value of warrants issued to certain fund investors that allow them, on achievement of certain contractual terms, to acquire our convertible redeemable preferred stock, and interest income and expense.

Change in Fair Value of Warrants.    Change in fair value of warrants to acquire convertible redeemable preferred stock. We account for changes in the fair value of warrants issued to acquire convertible redeemable preferred stock through other income or expenses. The warrants have been classified as liability instruments on the balance sheet. We record any changes in the fair value of these instruments between reporting dates as a component of other income or expense in the income statement.

Interest Income and Expense.    Interest income and expense primarily consist of the interest charges associated with our secured credit revolver agreements, long-term debt facilities, financing obligations and capital lease obligations. Our credit revolver and long-term debt facilities are subject to variable interest rates. The interest charge on our financing obligations is fixed at the inception of the related transaction based on the incremental borrowing rate in effect on such date or the effective interest rate in the arrangement giving rise to the obligation. The interest charge on capital lease obligations is fixed at the inception of the related transaction based on the incremental borrowing rate in effect on such date. Interest income and expense also include the amortization of deferred financing costs associated with such secured credit revolvers or long-term debt facilities, partially offset by a nominal amount of interest income generated from our cash holdings in interest-bearing accounts.

Provision for Income Taxes

We are subject to taxation in the United States and Canada. We conduct our business primarily in the United States.

Our effective tax rates differ from the statutory rate primarily due to the valuation allowance on our deferred taxes, state taxes, foreign taxes, joint venture transactions and nondeductible compensation. Our tax expense is primarily composed of the amortization of prepaid tax expense as a result of sales of assets to joint ventures included in our consolidated financial statements.

As of December 31, 2010 and 2011, we had deferred tax assets of approximately $67.4 million and $102.7 million, respectively, and deferred tax liabilities of approximately $28.2 million and $53.0 million, respectively. During these periods, we maintained a net deferred tax asset and booked a valuation allowance against the net deferred tax assets.

Net Income (Loss) Attributable to Stockholders

We determine the net income (loss) attributable to stockholders by deducting from net income (loss) in a period the net income (loss) attributable to noncontrolling interests. The net income (loss) attributable to noncontrolling interests represents the joint venture fund investors’ allocable share in the results of the joint venture investment funds. We have determined that the provisions in the contractual arrangements represent substantive profit sharing arrangements. We have further determined that the appropriate methodology for calculating the noncontrolling interests balances that reflects the substantive profit sharing arrangements is a balance sheet approach using the hypothetical liquidation at book value method, or HLBV method. We therefore use the HLBV method to determine the allocable share of the results of the joint ventures attributable to the fund investors, which we record in the consolidated balance sheets as noncontrolling interests in subsidiaries. The HLBV method determines the fund investors’ allocable share of results of the joint venture by calculating the net change in the investors’ share in the consolidated net assets of the joint venture at the beginning and at the end of a period after adjusting for any transactions with the fund investor such as capital contributions or cash distributions.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. GAAP require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flow and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. Our future financial statements will be affected to the extent that our actual results materially differ from these estimates.

We believe that the assumptions and estimates associated with our principles of consolidation, revenue recognition, property, plant and equipment, warranties, deferred U.S. Treasury Department grant proceeds, stock-based compensation, inventory reserves for excess and obsolescence, income taxes and noncontrolling interests have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant policies, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies.

Principles of Consolidation

Our consolidated financial statements reflect our accounts and operations and those of our subsidiaries in which we have a controlling financial interest. In accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 810, Consolidation, we consolidate any variable interest entity, or VIE, of which we are the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if (1) that party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. This holder is considered the primary beneficiary. We do not consolidate a VIE in which we have a majority ownership interest if we are not considered the primary beneficiary. We have determined that we are the primary beneficiary in all of our VIEs and accordingly consolidate the assets and liabilities of such VIEs in our consolidated financial statements. We evaluate our relationships with our VIEs on an ongoing basis to determine whether we continue to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Our customers have the option to either purchase and own solar energy systems, to access solar energy systems through contractual arrangements that we account for as operating leases, or to purchase energy through power purchase agreements. We also offer ongoing monitoring services of the solar energy systems. In certain cases, we have entered into sale-leaseback arrangements with our fund investors. In a sale-leaseback arrangement, fund investors invest in solar energy systems while enabling us to sublease the systems to our customers.

In the second quarter of 2010, we also began to offer energy efficiency products and services aimed at improving residential energy efficiency and lowering overall residential energy costs.

In accordance with ASC 605-25, Revenue Recognition—Multiple-Element Arrangements, and ASC 605-10-S99, Revenue Recognition—Overall—SEC Materials, we recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection of the related receivable is reasonably assured. In instances where we have multiple deliverables in a single arrangement, we allocate the arrangement consideration to the various elements in the arrangement. ASC 605-25 requires the allocation of the arrangement consideration to each element to be based on the relative selling price method. ASC 605-25 also provides a hierarchy of selling price determination, starting with vendor-specific objective evidence, or VSOE, of selling price, if available; third-party evidence, or TPE, if available and if VSOE is not available; or the best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

Solar Energy Systems Sales

For solar energy systems sold to customers, we recognize revenue, net of any applicable governmental sales taxes, when we install the solar energy system and it passes utility inspection, provided all other revenue recognition criteria are met. Costs incurred on installations before the systems are completed are included in inventories as work in progress in the consolidated balance sheet. Solar energy systems sold to residential and small scale commercial customers typically take three to five months to install. Revenue attributable to the remote monitoring service is recognized over the period of the associated contract, which is generally 5 to 15 years.

We recognize revenue for solar energy systems constructed for large scale commercial customers according to ASC 605-35, Revenue Recognition, Construction-Type and Production Type Contracts. Revenue is recognized on a percentage-of-completion basis, based on the ratio of labor costs incurred to date to total projected labor costs, provided all other revenue recognition criteria are met. Solar energy systems sold to large-scale commercial customers may take up to six months to install.

Energy Efficiency Products and Services

We recognize revenue attributable to energy efficiency products and services when we complete the services, provided all other revenue recognition criteria are met. Typically, energy efficiency services take one to two months to complete. Energy efficiency products and services are sold on a stand-alone basis or bundled with the sale of solar energy systems or lease or power purchase agreements. When we bundle the sale of energy efficiency products and services with the sale of solar energy systems or lease or power purchase agreements, we allocate revenue to the energy efficiency products and services and the sale, lease or power purchase agreements using the relative selling price method provided by ASU 2009-13. The selling price of the energy efficiency products and services used in the allocation is determined by reference to the prices we charge for the products and services on a stand-alone basis. To date, the revenue generated from energy efficiency products and services has not been material and has been included as a component of solar energy systems sales revenue in the consolidated financial statements.

Operating Leases and Power Purchase Agreements

For solar energy systems under operating leases, we account for the leases in accordance with ASC 840, Leases, under which we are the lessor. We record operating lease revenue from minimum lease payments, including upfront rebates and incentives earned from such systems, on a straight-line basis over the life of the lease term, provided all other revenue recognition criteria are met. For incentives that are earned based on the amount of electricity the system generates, we record revenue as amounts are earned. The difference between the payments received and the revenue recognized is recorded as deferred revenue on the consolidated balance sheet. Initial direct costs from the origination of solar energy systems leased to customers are capitalized as an element of property, plant and equipment and amortized over the term of the related lease.

For solar energy systems where customers purchase electricity from us under power purchase agreements, we have determined that our power purchase agreements should be accounted for, in substance, as operating leases, pursuant to ASC 840. Revenue is recognized based upon the amount of electricity delivered as determined by remote monitoring equipment at rates specified under the contracts, assuming the other revenue recognition criteria are met. Initial direct costs from the origination of solar energy systems leased to customers are capitalized as an element of property, plant and equipment and amortized over the term of the related power purchase agreement.

Sale-Leaseback

We are a party to sale-leaseback arrangements that provide for the sale of solar energy systems to the fund investor and simultaneous leaseback to us of the systems that we then sublease to our customers. In sale-leaseback arrangements, we first determine whether the solar energy system under the sale-leaseback arrangement is “integral equipment.” We determine a solar energy system to be integral equipment when the cost to remove the system from its existing location exceeds ten percent of the fair value of the solar energy system at the time of its original installation. The cost to remove a system from its existing location includes the cost of shipping and reinstallation of the system at a new site, as well as any diminution in fair value. When the leaseback arrangements expire, we have the option to purchase the solar energy system, and in most cases, the lessor has the option to sell the system back to us, though in some instances the lessor can only sell the system back to us prior to expiration of the arrangement.

For solar energy systems that we have determined to be integral equipment, we have concluded that these rights create a continuing involvement. Therefore, we use the financing method to account for the sale-leaseback of such solar energy systems. Under the financing method, we do not recognize as revenue any of the sale proceeds received from the lessor that contractually constitutes a payment to acquire the solar energy system. Instead, we treat any such sale proceeds received as financing capital to install and deliver the solar energy system and accordingly record the proceeds as a financing obligation in our consolidated balance sheet. We allocate the leaseback payments that we make to the lessor between interest expense and a reduction to the financing obligation. Interest on the financing obligation is calculated using our incremental borrowing rate at the inception of the arrangement on the outstanding financing obligation. We determine our incremental borrowing rate by reference to the interest rates that we would obtain in the financial markets to borrow amounts equal to the financing obligation over a term similar to the master lease term.

For solar energy systems that are not integral equipment, we determine if the leaseback is classified as a capital lease or an operating lease. For leasebacks classified as capital leases, we initially record a capital lease asset and capital lease obligation in our consolidated balance sheet equal to the lower of the present value of our future minimum leaseback payments or the fair value of the solar energy system. For capital leasebacks, we do not recognize any of the revenue but defer the gross profit comprising the net of revenue and cost of sale of the associated solar energy system. For leasebacks classified as operating leases, we recognize a portion of the revenue and the associated cost of sale, and defer the portion of revenue and cost of sale that represents the gross profit that is equal to the present value of the future minimum lease payments over the master leaseback term. For both capital and operating leasebacks, we record the deferred gross profit in our consolidated balance sheet as deferred income and amortize the deferred income over the master lease term as a reduction to the cost of operating lease revenue in our consolidated statement of operations.

Solar Energy Systems, Leased and To Be Leased

We are the operating lessor of the solar energy systems under leases that qualify as operating leases. We account for the leases in accordance with ASC 840, Leases. To determine lease classification, we evaluate the lease terms to determine whether there is a transfer of ownership or bargain purchase option at the end of the lease, whether the lease term is greater than 75% of the useful life, or whether the present value of minimum lease payments exceed 90% of the fair value at lease inception. We utilize periodic appraisals to estimate useful life and fair values at lease inception, and residual values at lease termination. Solar energy systems are stated at cost, less accumulated depreciation and amortization.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets as follows:

Useful Lives
Solar energy systems leased to customers	30 years
Initial direct costs related to solar energy systems leased to customers	Lease term (10 to 20 years)

Solar energy systems held for lease to customers are constructed systems pending interconnection with the respective utility and are depreciated as solar energy systems leased to customers when the respective systems have been interconnected and placed in service.

Presentation of cash flows associated with solar energy systems

We disclose cash flows associated with solar energy systems in accordance with ASC 230, Statement of Cash Flows (ASC 230). We determine the appropriate classification of cash payments related to solar energy systems depending on the activity that is likely to be the predominant source of cash flows for the item being paid for. Accordingly we present payments made in a period for costs incurred to install solar energy systems that will be leased to customers, including the payments for cost of the inventory that is utilized in such systems, as investing activities in the statement of cash flows. Payments made for inventory that is utilized for solar energy systems that will be sold to customers are presented as cash flows from operations in the statement of cash flows. We do not track payments for component parts at the individual component part level as they are not unique and can be used in either leased solar energy systems or solar energy systems that are sold to customers. Accordingly, we treat costs of raw material transferred to systems to be leased as if they were paid in the period they are transferred to the systems. During the years ended December 31, 2009, 2010 and 2011, and the nine months ended September 30, 2011 and 2012, we paid $81.7 million, $192.4 million, $337.8 million, $249.1 million and $434.9 million, respectively, for solar energy systems. Of these amounts, $61.7 million, $156.5 million, $292.9 million, $201.5 million and $290.4 million have been disclosed as cash payments for leased systems and disclosed as investing activities in the years ended December 31, 2009, 2010 and 2011, and the nine months ended September 30, 2011 and 2012, respectively.

Warranties

We warrant our products for various periods against defects in material or installation workmanship. We generally provide warranties of between 10 to 20 years on the generating and nongenerating parts of the solar energy systems that we sell. The manufacturers’ warranty on the components of the solar energy systems, which we typically pass through to our customers, has a warranty period ranging from 5 to 25 years depending upon the solar energy system component under warranty and the manufacturer. For the years ended December 31, 2010 and 2011, and for the nine months ended September 30, 2012, the changes in accrued warranty balance, recorded as a component of accrued liabilities on our consolidated balance sheets consisted of the following:

	Year Ended December 31,		Nine Months Ended September 30, 2012
(In thousands)	2010	2011
Balance—beginning of the period	$1,148	$1,704	$2,462
Provision charged to warranty expense	614	531	1,662
Assumed obligations arising from business acquisitions	—	349	—
Less warranty claims	(58)	(122)	(149)

Balance—end of the period	$1,704	$2,462	$3,975

Solar Energy Performance Guarantees

We guarantee that our leased solar energy systems will generate a minimum level of solar energy output. We monitor the systems to determine whether the solar energy systems are achieving these specified minimum outputs. If we determine that the guaranteed minimum energy output is not achieved, we record a liability for the estimated amounts payable. We believe that the solar energy systems are capable of producing the minimum production outputs guaranteed and therefore do not record any liability in the consolidated financial statements relating to these guarantees.

Deferred U.S. Treasury Department Grant Proceeds

We have determined that all of our solar energy systems constitute eligible property as defined under Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended by the Tax Relief Unemployment Insurance Reauthorization and Job Creation Act of December 2010. We submit applications for grants receivable from the U.S. Treasury Department related to eligible property based on 30% of the tax basis of the solar energy systems as supported by independently appraised fair market values of the systems or guideline system values that have been posted by the U.S. Treasury Department on its website. To determine the fair market value of the systems, an independent appraiser considers various factors such as the cost of producing the systems, the estimated price that could be obtained in the market from the sale of the systems, and the present value of the economic benefits expected to be generated by the systems. We then present our appraised fair market value to the U.S. Treasury Department when we apply for grants on our solar energy systems. In a number of cases, the U.S. Treasury Department has determined that grants should be paid based on a lower value for the systems and has in such instances posted guideline system values on its website that should be used in the grant applications.

We initially record the grants receivable for leased solar energy systems as deferred income at the amounts that have been approved for payment by the U.S. Treasury Department and then amortize them on a straight-line basis over the estimated useful lives of the related solar energy systems. We record the amortization of the deferred income as a credit to depreciation expense in the consolidated statement of operations. We record a catch up adjustment in the period in which the grant is approved to recognize the portion of the grant that matches proportionally the amortization for the period between the date of placement in service of the solar energy systems and approval by the U.S. Treasury Department or receipt by the investor of the associated grant, in the case of lease pass-through investment funds. The catch up adjustments we have recorded to date have been immaterial. Some of our investment fund agreements obligate us to reimburse the fund investors based upon the difference between their anticipated benefit from U.S. Treasury grants at the formation of the funds and the benefit they receive from the amounts paid by the U.S. Treasury Department. For the joint venture investment funds where we are contractually obligated to reimburse investors for reductions in anticipated grants receivable, we record amounts we expect to pay the investors as distributions payable to noncontrolling interests in the consolidated balance sheet, and any impact to the consolidated statement of operations, which is determined using the HLBV method, is reflected in the net income or loss attributable to noncontrolling interests line item. For sale-leaseback investment funds where we are contractually obligated to reimburse investors for reductions in anticipated grants receivable, we record amounts we expect to pay the investors under accrued and other current liabilities and reduce the deferred gain on sale-leaseback transactions included within other liabilities in the consolidated balance sheet, with no impact to the consolidated statement of operations. For lease pass-through investment funds, all amounts received from the investors are recorded in the consolidated balance sheet as a lease pass-through financing obligation and the amounts we expect to reimburse investors for reductions in anticipated grants receivable would reduce the lease pass-through obligation with no impact on the consolidated statement of operations.

In the fourth quarter of 2011, we had discussions with representatives of the U.S. Treasury Department relating to U.S. Treasury grant applications for certain commercial solar energy systems submitted in the third and fourth quarters of 2011 and the appropriate U.S. Treasury grant valuation guidelines for such systems. We were unsuccessful in our attempts to have the U.S. Treasury Department reconsider its valuation for these systems, and while we maintained the accuracy of the contracted value to the investment fund, we elected at that time to receive the lower amounts communicated by the U.S. Treasury Department. As a result, the U.S. Treasury Department awarded grants in amounts lower than the appraised fair market values for these systems. We have appropriately reflected the financial impact of the anticipated reduction in our consolidated financial statements as of December 31, 2011. In addition, on December 5, 2012, the U.S. Treasury Department notified one of our investment funds that it has established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. The new guidelines communicated are $6.00 per watt in California and $5.00 per watt in Arizona. Prior to this change, we had been reimbursed at $6.87 per watt in California and $6.20 per watt in Arizona. As a result of this updated guidance, we will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000. If the U.S. Treasury Department establishes similar guidance for all residential solar energy systems placed in service in California and Arizona by us on or after October 1, 2012, based on the number of such systems that we plan to put in service prior to December 31, 2012 and assuming that we contributed all such systems to our investment funds at the old guidelines and that we do not reallocate any systems to funds that claim Federal ITCs instead of U.S. Treasury grants, our investment funds would have a shortfall of approximately $4.2 million with respect to the quarter ending December 31, 2012. Of such amount, we would be obligated to repay approximately $2.6 million to investors in these funds and we would absorb a shortfall of approximately $1.6 million in grants that we would have retained.

We received no grants prior to 2010. The changes in deferred U.S. Treasury Department grant proceeds for the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012 were as follows:

(In thousands)
U.S. Treasury grant receipts during the year ended December 31, 2010	$20,084
Amortization during the year ended December 31, 2010	(744)

Balance as of December 31, 2010	19,340
U.S. Treasury grant receipts and receivable during the year ended December 31, 2011	68,585
U.S. Treasury grants receipts and receivable by investors under lease pass-through investment funds	54,730
Amortization during the year ended December 31, 2011	(5,221)

Balance as of December 31, 2011	137,434
U.S. Treasury grant receipts and receivable during the nine months ended September 30, 2012	96,844
U.S. Treasury grants receipts and receivable by investors under lease pass-through investment funds	46,475
Amortization during the nine months ended September 30, 2012	(7,405)

Balance as of September 30, 2012	$273,348

Stock-Based Compensation

We account for stock-based compensation costs under the provisions of FASB ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all share-based payments granted to employees, including our executive officers and employee members of our board of directors, based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported.

We apply ASC 718 and FASB ASC Subtopic 505-50, Equity-Based Payments to Non Employees, to options and other stock-based awards issued to non-employees. In accordance with ASC 718 and ASC Subtopic 505-50, we use the Black-Scholes option-pricing model to measure the fair value of the options at the measurement date and each reporting period prior to that, as applicable.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends that are estimated as follows:

•	Fair value of our common stock. Because our stock is not publicly traded, we must estimate the common stock’s fair value, as discussed in “Common Stock Valuations” below.

•

Expected term.    The expected term represents the period that our stock-based awards are expected to be outstanding and was primarily determined using the simplified method in accordance with guidance provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the awards. We will continue to utilize the simplified method for all standard awards until we have established a reasonable period of representative trading history as a public company, at which time we will determine the expected term based on the historical option exercise behavior of our employees, expectations about future option exercise behavior and post-vesting cancellations.

•

Volatility.    Because there is no trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the solar energy industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us. If this occurs, more suitable companies whose share prices are publicly available would be utilized in the calculation. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense determined on the grant date.

•	Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury Department securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures since the adoption of our option plan. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and expectations of future option exercise behavior. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense as it relates to the future grants of our stock-based awards.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Expected term (in years)	6.10	5.98	6.09	6.09	6.16
Volatility	97.82%	88.49%	87.26%	87.00%	88.16%
Risk-free interest rate	2.44%	2.50%	1.95%	2.17%	1.08%
Dividend yield	—	—	—	—	—

Stock-based compensation totaled $0.9 million, $1.8 million, $5.1 million, $3.2 million and $7.7 million, respectively, in 2009, 2010, and 2011 and the nine months ended September 30, 2011 and 2012. As of December 31, 2011 and September 30, 2012, we had $24.7 million and $30.7 million, respectively, of unrecognized compensation expense, which will be recognized over the weighted average remaining vesting period of 3.01 years and 2.74 years, respectively.

Common Stock Valuations

Our board of directors determined the fair value of the common stock underlying our stock options. The board of directors intended the granted options to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on each grant date. The common stock valuations were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. Our board of directors is comprised of a majority of non-employee directors that we believe have the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. In the absence of a public trading market for our common stock, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the common stock’s fair value as of the date of each option grant, including the following factors:

•	concurrent valuations performed by an unrelated third-party valuation expert, as described in the chart below;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the prices of our preferred stock sold to outside investors in arm’s-length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	the market performance of comparable publicly traded companies;

•	our history and the introduction of new products and services;

•	our stage of development;

•	the hiring of key personnel;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	individual sales of our common stock; and

•	the U.S. and global capital market conditions.

Estimates obtained from third-party valuation experts of the fair value of our common stock are set forth below as of the indicated dates:

Report Date	Effective as of	Third Party Estimate of Fair Value Per Common Share
December 7, 2010	December 3, 2010	$3.40
May 24, 2011	May 12, 2011	5.07
August 9, 2011	August 1, 2011	5.88
September 27, 2011	September 14, 2011	5.92
November 1, 2011	October 25, 2011	5.98
February 6, 2012	January 31, 2012	10.74
March 22, 2012	March 12, 2012	10.93
May 21, 2012	May 14, 2012	11.38
August 14, 2012	August 9, 2012	12.20
September 11, 2012	September 6, 2012	18.48

We granted stock options with the following exercise prices between January 1, 2011 and November 30, 2012:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
January 10, 2011	531,158	$3.40	$3.40
February 16, 2011	884,620	3.40	3.40
May 25, 2011	3,121,058	5.07	5.07
August 10, 2011	455,978	5.88	5.88
October 24, 2011	1,480,724	5.92	5.92
November 2, 2011	97,500	5.98	5.98
December 5, 2011	472,100	5.98	5.98
February 8, 2012	987,880	10.74	10.74
March 27, 2012	292,000	10.93	10.93
April 25, 2012	223,400	10.93	10.93
May 22, 2012	466,150	11.40	11.40
June 11, 2012	105,381	11.40	11.40
July 19, 2012	189,817	11.40	11.40
August 15, 2012	101,679	12.20	12.20
September 12, 2012	151,612	18.48	18.48
September 17, 2012	50,000	18.48	18.48

On September 17, 2012, we also granted 16,991 restricted stock units.

Based upon an assumed initial public offering price of $14.00 per share, the mid-point of the price range on the cover of this prospectus, the aggregate intrinsic value of options outstanding as of September 30, 2012 was $137.1 million, of which $76.0 million related to vested options and $61.1 million related to unvested options.

To determine the fair value of our common stock underlying option grants, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (preferred stock, common stock, warrants and options). Our BEV was measured using a combination of financial and market-based methodologies including the following approaches: (i) the market transaction method, or MTM, (ii) the guideline public company method, or GPCM, or (iii) the income approach using the discounted cash flow method, or DCF. The MTM applies an option pricing model to negotiated enterprise valuations of arm’s-length actual transactions in our capital stock with third-party investors. This usually represents the best estimate of fair value. The GPCM considers multiples of financial metrics based on trading multiples of a selected peer group of publicly-traded companies. These multiples are then applied to our financial metrics to derive the indicated values. The DCF method estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period. The estimated present value is calculated using a discount rate known as the weighted average cost of capital which accounts for the time value of money and the appropriate degree of risks inherent in the business. Once calculated, BEV is then weighted based on a qualitative assessment of the relative reliability of each method and the weight that an independent market participant could be expected to place on each indication. In allocating the total equity value between preferred and common stock, preferred stock was assumed to convert at the point where conversion provided an economic benefit to the stockholder or was required per the terms of the applicable agreements. Our BEV at each valuation date was allocated to the shares of preferred stock, common stock, warrants and options, using an option pricing method. The option pricing method, or OPM, treats common stock, convertible redeemable preferred stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly traded companies.

We believe that the changes in the fair value of our common stock in the periods discussed below were largely driven by achievements in our operational plans, increases in negotiated valuations in arm’s length transactions in our capital securities and improvements in the U.S. economy and the financial and stock markets. Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

January 2011 and February 2011

Between December 2010 and February 2011, the U.S. economy and the financial and stock markets continued to improve. In December 2010, a strategic investor sold all shares of Series D preferred stock held by it to other investors in an arm’s-length transaction at a per share purchase price of $5.95. This transaction was considered a reliable market price as it was well bargained for and involved a knowledgeable seller and knowledgeable buyers with clearly opposing economic interests. We performed a contemporaneous valuation of our common stock as of December 3, 2010 which determined the fair value to be $3.40 per share as of such date. The valuation determined a BEV by using the MTM weighted at 100% based on a secondary Series D preferred stock transaction as the best indication of value. To corroborate the BEV, the valuation also considered the GPCM and the DCF method. The fair value reflects a non-marketability discount of 30%, which was allocated to the common stock on a noncontrolling interest basis, based on a liquidity event expected to occur within approximately one and one-half years. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $3.40 per share.

May 2011

We performed a contemporaneous valuation of our common stock as of May 12, 2011 which determined the fair value to be $5.07 per share as of such date. The valuation determined a BEV by using the MTM weighted at 100% based on the then-anticipated terms of our Series F preferred stock financing, which included issuing 2,067,186 shares of our Series F preferred stock at a price of $9.68 per share and warrants to purchase 206,716 shares of our Series F preferred stock with an exercise price of $9.68 per share, as the best indication of value. To corroborate the BEV, the valuation also considered the GPCM. The fair value reflects a non-marketability discount of 20%, which was allocated to the common stock on a noncontrolling interest basis, based on a liquidity event expected to occur within approximately 17 months. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $5.07 per share.

August 2011

In June and July 2011, we completed the issuance and sale of 2,067,186 shares of our Series F preferred stock at a price of $9.68 per share and in June 2011, we issued warrants exercisable for 206,716 shares of our Series F preferred stock with an exercise price of $9.68 per share. In June 2011, we announced the creation of a $158 million fund with U.S. Bancorp and a $280 million fund with Google Inc.; and in July 2011, we announced our agreement to install solar energy systems for Hickam

Communities at Joint Base Pearl Harbor-Hickam. Between May 2011 and August 2011, the U.S. economy and the financial and stock markets continued to improve overall, despite a brief decline in the financial and stock markets commencing in August 2011. We performed a contemporaneous valuation of our common stock as of August 1, 2011 which determined the fair value to be $5.88 per share as of such date. The valuation determined a BEV by using the MTM weighted at 100% based on our Series F preferred stock financing as the best indication of value. To corroborate the BEV, the valuation also considered the GPCM. The fair value reflects a non-marketability discount of 20%, which was allocated to the common stock on a noncontrolling interest basis, based on a liquidity event expected to occur within approximately 14 months. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $5.88 per share.

October 2011

In September 2011, we announced the offer of a conditional commitment for a partial guarantee of a $344 million Department of Energy loan to help secure financing for our SolarStrong project to install, own and operate up to 160,000 rooftop solar installations on as many as 124 military housing developments across 33 states. Between August 2011 and October 2011, the U.S. economy and the financial and stock markets continued to stall, precipitated by continued political gridlock on economic issues. Notably, two U.S. solar energy companies, Evergreen Solar, Inc. and Solyndra, Inc., filed for bankruptcy during this period. We performed a contemporaneous valuation of our common stock as of September 14, 2011 which determined the fair value to be $5.92 per share as of such date. The valuation determined a BEV by using the GPCM weighted at 90% and the DCF method weighted at 10%. The fair value reflects a non-marketability discount of 20%, which was allocated to the common stock on a noncontrolling interest basis, based on a liquidity event expected to occur within approximately 12 months. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $5.92 per share.

November 2011 and December 2011

In November 2011, we announced our agreement with Bank of America, N.A. to provide us with a $350 million credit facility to facilitate our SolarStrong project. Between September 2011 and December 2011, the U.S. economy and the financial and stock markets improved and the financial and stock markets exited the brief decline that commenced in August 2011. We performed a contemporaneous valuation of our common stock as of October 25, 2011 which determined the fair value to be $5.98 per share as of such date. The valuation determined a BEV by using the GPCM weighted at 90% and the DCF method weighted at 10%. The fair value reflects a non-marketability discount of 20%, which was allocated to the common stock on a noncontrolling interest basis, based on a liquidity event expected to occur within approximately 14 months. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $5.98 per share.

February 2012

We performed a contemporaneous valuation of our common stock as of January 31, 2012 which determined the fair value to be $10.74 per share as of such date. We were engaged in advanced negotiations with investors for our Series G preferred stock financing during this period, at an expected valuation that represented a significant increase over our prior Series F preferred stock financing. The valuation determined a BEV by using the Probability-Weighted Expected Return, or PWER, variation of the MTM based on the then-anticipated terms and price of our Series G preferred stock financing as the best indication of value. To corroborate the BEV, the valuation also considered the probability-weighted present value of a range of initial public offering outcomes and liquidity scenarios. We used this methodology given that our internal preparation for an initial public offering was underway at this time. The fair value reflects a non-marketability discount of 15%, which was allocated to the common stock on a noncontrolling interest basis, based on liquidity events occurring over a variety of time periods. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $10.74 per share.

March 2012 and April 2012

In February 2012 and March 2012, as previously anticipated, we completed the issuance and sale of 3,386,986 shares of our Series G preferred stock at a price of $23.92 per share. Although each share of Series G preferred stock is currently convertible into one share of common stock, upon the closing of this offering, each share of Series G preferred stock will automatically convert into a number of shares of common stock equal to the quotient obtained by dividing $23.92 by 60% of the initial public offering price, subject to a specified maximum and minimum adjustment. Therefore, although the nominal value of Series G preferred stock was $23.92 per share, the effective value of such shares on an as-converted to common stock basis may be less than $23.92 per share. In March 2012, we announced our agreement with Rabobank to provide us with $42.5 million in structured financing to fund commercial solar projects in California. Between February 2012 and March 2012, the U.S. economy and the financial and stock markets continued to improve. We performed a contemporaneous valuation of our common stock as of March 12, 2012 which determined the fair value to be $10.93 per share as of such date. The valuation determined a BEV by using the PWER method variation of the MTM based on the probability-weighted present value of a range of initial public offering outcomes and liquidity scenarios. The fair value reflects a non-marketability discount of 15%, which was allocated to the common stock on a noncontrolling interest basis, based on liquidity events occurring over a variety of time periods. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $10.93 per share.

May 2012 through July 2012

In April 2012, we announced our plan to conduct a registered initial public offering of our common stock and the confidential submission to the SEC of our draft registration statement. Between April 2012 and July 2012, the U.S. financial and stock markets stalled, precipitated by global economic issues. We performed a contemporaneous valuation of our common stock as of May 14, 2012 which determined the fair value to be $11.38 per share as of such date. The valuation determined a BEV by using the PWER method variation of the MTM based on the probability-weighted present value of a range of initial public offering outcomes and liquidity scenarios. The fair value reflects a non- marketability discount of 15%, which was allocated to the common stock on a noncontrolling interest basis, based on liquidity events occurring over a variety of time periods. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $11.40 per share.

August 2012

Between July 2012 and August 2012, the U.S. economy was stable and the financial and stock markets improved following the brief decline that commenced in May 2012. We also continued to close additional significant investment funds with new and existing fund investors during this period to support our continued growth. We performed a contemporaneous valuation of our common stock as of August 9, 2012 which determined the fair value to be $12.20 per share as of such date. The valuation determined a BEV by using the PWER method variation of the MTM based on the probability-weighted present value of a range of initial public offering outcomes and liquidity scenarios. The fair value reflects a nonmarketability discount of 13%, which was allocated to the common stock on a noncontrolling interest basis, based on liquidity events occurring over a variety of time periods. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $12.20 per share.

September 2012

Between August 2012 and September 2012, the U.S. economy was stable and the financial and stock markets improved. During this period, we continued to make significant progress in our preparation for a potential initial public offering, and we also closed a $75.0 million working capital facility to support our continued growth. We performed a contemporaneous valuation of our common stock as of September 6, 2012, which determined the fair value to be $18.48 per share as of such date. The valuation determined a BEV by using the PWER method variation of the MTM based on the probability-weighted present value of a range of initial public offering outcomes and liquidity scenarios. The fair value reflects a nonmarketability discount of 10%, which was allocated to the common stock on a noncontrolling interest basis, based on liquidity events occurring over a variety of time periods. Based on this valuation and other factors, our board of directors granted stock options with an exercise price of $18.48 per share.

Nonemployee Stock-Based Compensation

We account for stock options issued to nonemployees based on the estimated fair value of the awards using the Black-Scholes option pricing model. The measurement of stock-based compensation is subject to quarterly adjustments as the underlying equity instruments vest and the resulting change in fair value is recognized in our consolidated statement of operations during the period the related services are rendered.

Inventory Reserves for Excess and Obsolescence

Inventories include solar energy system components, including photovoltaic panels, inverters, mounting hardware and miscellaneous electrical components, and work-in-process, including solar energy system components that are partially installed and direct and indirect capitalized installation costs. Historically, we have purchased materials and appliances used in our energy efficiency business as they are needed. Accordingly, inventories related to energy efficiency products and services have not been material. Raw materials and work-in-process are stated at the lower of cost or market.

We evaluate our inventory reserves on a quarterly basis and write down the value of inventories for estimated excess and obsolete inventories based upon assumptions about future demand and market conditions.

Income Taxes

We use the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The calculation of our tax assets and liabilities involves uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on the two-step process prescribed by applicable accounting principles. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to estimate and measure the tax benefit as the largest amount that is more likely than not of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the relevant period.

As of December 31, 2010 and 2011 and September 30, 2012, we had no material uncertain tax positions.

As of December 31, 2010 and 2011, we had deferred tax assets of approximately $67.4 million and $102.7 million, respectively, and deferred tax liabilities of approximately $28.2 million and $53.0 million, respectively. During these periods the company maintained a net deferred tax asset and booked a valuation allowance against the net deferred tax assets.

Deferred tax assets primarily relate to net operating loss carryforwards, accelerated gains for tax purposes and deferred revenue. As of December 31, 2010 and 2011, we had federal net operating loss carryforwards of approximately $81.2 million and $97.0 million, respectively. In addition, we had net operating losses for state income tax purposes of approximately $45.3 million and $39.7 million as of December 31, 2010 and 2011, respectively, which expire at various dates beginning in 2016 if not utilized.

Our valuation allowance increased by approximately $20.2 million for the year ended December 31, 2010 and by approximately $10.5 million for the year ended December 31, 2011. The valuation allowance is determined in accordance with the provisions of ASC 740, Income Taxes, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. As of December 31, 2010 and 2011, based on our history of losses, we continued to provide a valuation allowance against our deferred tax assets, net of the expected income from the reversal of the deferred tax liabilities.

We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. The amount of our valuation allowance could be materially affected should the actual amounts differ from our estimates. Any adjustment to the deferred tax asset valuation allowance would be recorded in the statement of operations in the periods when the adjustment is determined to be required.

We apply any limitations as a result of the Internal Revenue Code, or the Code, Section 382, when determining the amount of net operating loss that is available for future use. Based on this analysis, we have undergone two ownership changes as defined in Section 382 of the Code. The first ownership change occurred on July 7, 2006, and the second ownership change occurred on August 8, 2007. No additional ownership changes have occurred through September 30, 2012.

We have agreements to sell solar energy systems to the investment funds structured as joint ventures. The gain on the sale of the assets has been eliminated in the consolidated financial statements. These transactions are treated as inter-company sales and as such, tax is not recognized on the sale until we no longer benefit from the underlying asset. Because the systems remain within the consolidated group, the tax expense incurred related to these sales is being deferred and amortized over the life of the underlying systems, estimated to be 30 years. As of December 31, 2010 and 2011, we recorded a long-term prepaid tax expense of $1.2 million and $3.3 million net of amortization, respectively.

Noncontrolling Interests

Our noncontrolling interests represent fund investors’ interest in the net assets of certain funding structures, which we consolidate, that we have entered into to finance the costs of solar energy systems under operating leases. We have determined that the provisions in the contractual agreements of the funding arrangements represent substantive profit sharing arrangements. We have further determined that the appropriate methodology for calculating the noncontrolling interests balances that reflects the substantive profit sharing arrangements is a balance sheet approach using the HLBV method. We therefore determine the noncontrolling interest balance at each balance sheet date using the HLBV method and record it on our consolidated balance sheet as noncontrolling interests in subsidiaries. Under the HLBV method, the amounts reported as noncontrolling interests in the consolidated balance sheet represent the amounts the fund investors would hypothetically receive at each balance sheet date under the liquidation provisions of the contractual agreements of these structures, assuming the net assets of these funding structures were liquidated at recorded amounts determined in accordance with GAAP. The fund investors’ interest in the results of operations of these funding structures is determined as the difference in noncontrolling interests in the consolidated balance sheets at the start and end of each reporting period, after taking into account any capital transactions between the fund and the fund investors. The noncontrolling interests’ balance is reported as a component of equity in the consolidated balance sheets.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Consolidated statement of operations data:
Revenue:
Operating leases	$3,212	$9,684	$23,145	$16,103	$33,584
Solar energy systems sales	29,435	22,744	36,406	22,706	69,805

Total revenue	32,647	32,428	59,551	38,809	103,389

Cost of revenue:
Operating leases	1,911	3,191	5,718	3,289	8,615
Solar energy systems	28,971	26,953	41,418	31,415	57,924

Total cost of revenue	30,882	30,144	47,136	34,704	66,539

Gross profit	1,765	2,284	12,415	4,105	36,850
Operating expenses:
Sales and marketing	10,914	22,404	42,004	27,246	49,976
General and administrative	10,855	19,227	31,664	24,126	31,904

Total operating expenses	21,769	41,631	73,668	51,372	81,880

Loss from operations	(20,004)	(39,347)	(61,253)	(47,267)	(45,030)
Interest expense, net	334	4,901	9,272	7,516	14,922
Other expenses, net	2,360	2,761	3,097	1,884	17,895

Loss before income taxes	(22,698)	(47,009)	(73,622)	(56,667)	(77,847)
Income tax provision	(22)	(65)	(92)	(62)	(107)

Net loss	(22,720)	(47,074)	(73,714)	(56,729)	(77,954)
Net income (loss) attributable to noncontrolling interests	3,507	(8,457)	(117,230)	(86,172)	(16,806)

Net income (loss) attributable to stockholders	$(26,227)	$(38,617)	$43,516	$29,443	$(61,148)

Net income (loss) per share attributable to common stockholders:
Basic	$(3.13)	$(4.50)	$0.82	$0.58	$(5.63)

Diluted	$(3.13)	$(4.50)	$0.76	$0.53	$(5.63)

Weighted average common shares outstanding:
Basic	8,378,590	8,583,772	9,977,646	9,845,324	10,867,584

Diluted	8,378,590	8,583,772	14,523,734	14,144,765	10,867,584

Nine Months Ended September 30, 2011 and 2012

Revenue

	Nine Months Ended September 30,		Change
(Dollars in thousands)	2011	2012	$	%
Operating leases	$16,103	$33,584	$17,481	109%
Solar energy systems sales	22,706	69,805	47,099	207%

Total revenue	$38,809	$103,389	$64,580	166%

Total revenue increased by approximately $64.6 million, or 166%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011.

Operating leases revenue increased by approximately $17.5 million, or 109%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. The increase is attributable to an increased number of solar energy systems under leases and power purchase agreements that are in service, which increased by 132% from September 30, 2011 to September 30, 2012. This significant growth was attributable to our continued success in the installation of solar energy systems under lease and power purchase agreements in new and existing markets and the more rapid deployment of solar energy systems under these agreements. Operating leases revenue for the nine months ended September 30, 2012 included $13.5 million in revenue attributable to rebates and incentives, representing an increase of $6.0 million compared to the nine months ended September 30, 2011.

Revenue from sale of solar energy systems increased by approximately $47.1 million, or 207%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. This increase was primarily due to a $13.3 million increase in large commercial solar energy system sales, a $15.0 million increase in revenue from long-term solar energy system sales contracts, an $8.9 million increase in revenue from sales of solar energy systems to the government and $9.2 million in revenue from sales to a specific customer during the nine months ended September 30, 2012. In addition, revenue from the sale of energy efficiency products and services increased by $3.7 million during this period. This increase in revenue was offset in part by a lower average sales price of solar energy systems sold for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. The decline in the average sales price was due to a decrease in the cost of the solar energy system components that in turn led to a downward impact on the competitive market price of solar energy systems sold. We expect that the continuing decline in the cost of solar energy system components will similarly impact our average sales price.

Cost of Revenue, Gross Profit and Gross Profit Margin

	Nine Months Ended September 30,		Change
(Dollars in thousands)	2011	2012	$	%
Operating leases	$3,289	$8,615	$5,326	162%
Gross profit of operating leases	12,814	24,969	12,155	95%
Gross profit margin of operating lease revenue	80%	74%
Solar energy systems	$31,415	$57,924	$26,509	84%
Gross (loss) profit of solar energy systems	(8,709)	11,881	20,590	236%
Gross (loss) profit margin of solar energy systems	(38)%	17%
Total cost of revenue	$34,704	$66,539	$31,835	92%
Total gross profit	4,105	36,850	32,745	798%
Total gross profit margin	11%	36%

Cost of operating lease revenue increased by approximately $5.3 million, or 162%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. This increase was primarily due to an increase in the aggregate number of solar energy systems placed under operating leases that were interconnected in the nine months ended September 30, 2012, offset in part by declining costs of solar energy system components.

Cost of sales of solar energy systems increased by approximately $26.5 million, or 84%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. This increase was due to increased costs associated with the rise in solar energy system sales. The increase in the gross margin from a gross loss of 38% to a gross profit of 17% was primarily due to the increase in the volume of sales recognized for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. Due to increased volume, we were able to allocate overhead to more units, leading to a lower cost per unit.

The cost of our component materials could increase as a result of the U.S. government imposition of tariffs on solar cells manufactured in China. Based on determinations by the U.S. government, the applicable anti-dumping tariff rates range from approximately 8%-239%. To the extent that U.S. market participants experience harm from Chinese pricing practices, an additional tariff of approximately 15%-16% will be applied. Because we currently purchase solar panels containing cells manufactured outside of China, we currently are not adversely impacted by the tariffs. We believe there is adequate surplus capacity of non-tariff panels available. In addition, we expect the cost of solar panels to continue to decline, although we expect the rate of decline will decrease as component prices approach the cost of manufacture.

Operating Expenses

	Nine Months Ended September 30,		Change
(Dollars in thousands)	2011	2012	$	%
Sales and marketing expense	$27,246	$49,976	$22,730	83%
General and administrative expense	24,126	31,904	7,778	32%

Total operating expenses	$51,372	$81,880	$30,508	59%

Sales and marketing expenses increased by approximately $22.7 million, or 83%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. This increase was driven primarily by greater marketing and promotional activities in the nine months ended September 30, 2012 as we continued to broaden our marketing efforts and sales in new and existing sales territories. The expenditure on promotional marketing costs increased by $4.6 million from $15.6 million to $20.2 million for the nine months ended September 30, 2011 and September 30, 2012, respectively. In line with the broader sales and marketing efforts, we increased our total number of personnel allocated to sales and marketing expense from 267 as of September 30, 2011 to 641 as of September 30, 2012. As a result of this growth in headcount, payroll costs increased by $15.8 million from $11.9 million to $27.7 million for the nine months ended September 30, 2011 and September 30, 2012, respectively.

General and administrative expenses increased by approximately $7.8 million, or 32%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. The increase in general and administrative expenses was due primarily to an increase in the number of our personnel allocated to general and administrative expense from 128 as of September 30, 2011 to 249 as of September 30, 2012. As a result of this growth in headcount, payroll costs increased by $5.8 million from $8.9 million to $14.7 million for the nine months ended September 30, 2011 and September 30, 2012, respectively. The administrative overhead costs associated with a larger number of investment funds and their associated legal and professional fees increased by $1.0 million from the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2012.

Other Income and Expenses

	Nine Months Ended September 30,		Change
(Dollars in thousands)	2011	2012	$	%
Interest expense, net	$7,516	$14,922	$7,406	99%
Other expense, net	1,884	17,895	16,011	850%

Total interest and all other expenses, net	$9,400	$32,817	$23,417	249%

Interest expense, net, increased by approximately $7.4 million, or 99%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. Interest expense comprises imputed interest on financing obligations and interest expense on bank borrowings, net of interest income on cash balances. This increase is in line with higher balances of financing obligations and outstanding balance of bank debt in the first nine months of 2012 compared to the same period in 2011.

Other expenses, net, increased by approximately $16.0 million, or 850%, for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. This increase was primarily due to a non-cash charge related to a change in the fair value of the convertible redeemable preferred stock warrants.

Provision for Income Taxes

	Nine Months Ended September 30,		Change
(Dollars in thousands)	2011	2012	$	%
Income tax expense	$62	$107	$45	73%

Income tax expense increased by approximately $0.01 million for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. As of September 30, 2012, we had incurred a total of $3.8 million of income tax expense in connection with sales of solar energy systems to the investment funds. Because no gain on the sale of the solar energy systems was recognized in our consolidated financial statements, the tax expense was deferred and is being recognized as tax expense over the estimated useful life of the solar energy systems.

Net Income (Loss) Attributable to Noncontrolling Interests

	Nine Months Ended September 30,		Change
(Dollars in thousands)	2011	2012	$	%
Net loss attributable to noncontrolling interests	$(86,172)	$(16,806)	$(69,366)	80%

The income or loss attributable to noncontrolling interests represents the share of income or loss that is allocated to the investors in the joint venture investment funds. This amount is determined as the change in the investors’ interest in the joint venture investment funds between the balance sheet dates at the beginning and end of each reporting period calculated using the HLBV method, less any capital contributions net of any capital distributions. The calculation of the noncontrolling interest balance using the HLBV method depends on the specific contractual liquidation provisions in each of the joint venture funds and is generally affected by, among other factors, the tax attributes allocated to the investors including tax bonus depreciation and income tax credits or U.S. Treasury grants in lieu of the investment tax credits, the existence of guarantees of minimum returns to the fund investors by us, and the contractual provisions relating to the allocation of tax income or losses in these funds including provisions that govern the level of deficits that can be funded by noncontrolling interests in a liquidation scenario. The calculation is also affected by the cost of the assets sold to the funds which forms the book basis of the net assets allocated to the investors assuming a liquidation scenario. Generally, significant loss allocations to the noncontrolling interests have arisen in situations where there is a significant difference between the fair value and the cost of assets sold to the funds in a particular period accompanied by the absence of guarantees of minimum returns to the investors, since the capital contributions by the noncontrolling interests are based on the fair values of the assets in a fund while the calculation of the noncontrolling interests balance at each reporting period is determined based on the cost of the assets in the fund. The existence of guarantees of minimum returns to the investors and the amounts of deficit that an investor is contractually obligated to fund in a liquidation scenario reduce the amount of losses that are allocated to the noncontrolling interests.

The net loss attributable to noncontrolling interests of $16.8 million reported in the nine months ended September 30, 2012 is attributable to a decrease in the noncontrolling interest’s balance between December 31, 2011 and September 30, 2012 of $88.5 million netted against the excess of distributions over capital contributions of $71.7 million.

The net loss attributable to noncontrolling interests of $86.2 million reported in the nine months ended September 30, 2011 is attributable to a increase in the noncontrolling interest’s balance between December 31, 2010 and September 30, 2011 of $19.7 million less capital contributions net of distributions of $105.9 million.

The net loss allocation to noncontrolling interests was lower in the nine months ended September 30, 2012 compared to the comparative period in 2011 mainly due to an approximately $44.9 million higher loss allocation in 2011 to an investor in a fund into which we had sold assets with a larger excess of fair value over cost in 2011 compared to 2012, and an approximately $9.2 million higher loss allocation in 2011 to an investor in two funds into which we had contributed assets, while we did not contribute any assets into these funds in 2012. Additionally, we recorded $17.8 million higher loss allocation to noncontrolling interests in an investment fund which was formed in the second quarter of 2011 and for which the investor had contributed $30.9 million in the nine months ended September 30, 2011 compared to $21.5 million in the nine months ended September 30, 2012. In this investment fund, the investor contributions are received after we contribute solar energy systems into the fund. As a result, the loss allocations occur as we receive the contributions.

Years Ended December 31, 2009, 2010 and 2011

Revenue

	Year Ended December 31,			Change 2010 vs. 2009		Change 2011 vs. 2010
(Dollars in thousands)	2009	2010	2011	$	%	$	%
Operating leases	$3,212	$9,684	$23,145	$6,472	201%	$13,461	139%
Solar energy systems	29,435	22,744	36,406	(6,691)	(23)%	13,662	60%

Total revenue	$32,647	$32,428	$59,551	$(219)	(1)%	$27,123	84%

2011 Compared to 2010

Total revenue increased by approximately $27.1 million, or 84%, for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Operating leases revenue increased by approximately $13.5 million, or 139%, for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase is attributable to an increased number of solar energy systems under leases and power purchase agreements in service and generating revenue. The number of solar energy systems under leases and power purchase agreements increased by 135% during the year ended December 31, 2011 compared to the prior year. This significant growth was attributable to our continued success in the installation of solar energy systems under lease and power purchase agreements in new and existing markets and the more rapid deployment of solar energy systems under these agreements. There was no significant change in the pricing of the leases or power purchase agreements in 2011 compared to 2010. Additionally, during the year ended December 31, 2011, we expanded our operations into new territories such as the East Coast and continued our sales penetration within existing territories. Operating leases revenue for the year ended December 31, 2011 included $9.6 million in revenue attributable to rebates and incentives, representing an increase of $5.8 million compared to the year ended December 31, 2010.

Revenue from sale of solar energy systems increased by approximately $13.7 million, or 60%, for the year ended December 31, 2011 as compared to the year ended December 31, 2010. This increase was primarily due to a $14.7 million increase in large commercial solar energy system sales compared to the prior year. This increase in revenue was offset in part by lower average selling prices of solar energy systems sold in the year 2011. The decline in the average sales price was due to a decrease in the cost of the solar energy system components that in turn led to a downward impact on the competitive market price of solar energy systems sold.

2010 Compared to 2009

Total revenue decreased by approximately $0.2 million, or 1%, for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Operating lease revenue increased by approximately $6.5 million, or 201%, for the year ended December 31, 2010 as compared to the year ended December 31, 2009. This increase is attributable to an increased number of solar energy systems under operating leases in 2010 compared to 2009. The number of solar energy systems under leases and power purchase agreements increased by 130% during the year ended December 31, 2010 compared to the prior year. This significant growth was attributable to our continued success in the installation of solar energy systems under lease and power purchase agreements in new and existing markets and the more rapid deployment of solar energy systems under these agreements. There was no significant change in the pricing of the leases or power purchase agreements in 2010 compared to 2009. During 2010, we expanded into new states such as Texas and also implemented an additional four investment funds for financing the cost of solar energy systems that were then placed into operating leases. This was in addition to seven existing investment funds that we implemented in 2008 and 2009. Operating leases revenue for the year ended December 31, 2010 included $3.8 million in revenue attributable to rebates and incentives, representing an increase of $2.7 million compared to the year ended December 31, 2009.

Revenue from sale of solar energy systems decreased by approximately $6.7 million, or 23%, for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Direct sales to cash paying customers declined in 2010 as we focused more on power purchase agreements and leasing of solar energy systems through investment fund arrangements.

Cost of Revenue, Gross Profit and Gross Profit Margin

	Year Ended December 31,			Change 2010 vs. 2009		Change 2011 vs. 2010
(Dollars in thousands)	2009	2010	2011	$	%	$	%
Operating leases	$1,911	$3,191	$5,718	$1,280	67%	$2,527	79%
Gross profit of operating leases	1,301	6,493	17,427	5,192	399%	10,934	168%
Gross profit margin of operating lease revenue	41%	67%	75%

Solar energy systems	$28,971	$26,953	$41,418	$(2,018)	(7)%	$14,465	54%
Gross (loss) profit of solar energy systems	464	(4,209)	(5,012)	(4,673)	(1,007)%	(803)	(19)%
Gross (loss) profit margin of solar energy systems	2%	(19)%	(14)%

Total cost of revenue	$30,882	$30,144	$47,136	$(738)	(2)%	$16,992	56%
Total gross profit	1,765	2,284	12,415	519	29%	10,131	444%
Total gross profit margin	5%	7%	21%

2011 Compared to 2010

Cost of operating lease revenue increased by $2.5 million, or 79%, in the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase was primarily due to the increase in the aggregate number of solar energy systems placed under operating leases that were interconnected in the year ended December 31, 2011, offset in part by declining costs of solar energy system components.

Cost of sales of solar energy systems increased by approximately $14.5 million, or 54%, in the year ended December 31, 2011 as compared to the year ended December 31, 2010. The change was due to rising costs associated with the increase in commercial solar energy system sales in 2011 and an increase in the aggregate amount of operational overhead costs allocated to these systems attributable to the growth in operational costs that we incurred to support our growth in current and new territories. These overhead costs increased by $15.7 million from $18.3 million in 2010 to $34.0 million in 2011. While we expect these allocated overhead costs to increase in the future, we expect the installation volume to increase at a greater rate than the increase in the overhead costs. Accordingly, the allocated overhead cost per installed system is expected to decrease in the future. The increase was also due to a $2.6 million charge recorded in the year ended December 31, 2011 to adjust the cost of certain raw material inventory to market value and a $0.1 million charge for slow moving inventory.

2010 Compared to 2009

Cost of operating lease revenue increased by $1.3 million, or 67%, in the year ended December 31, 2010 as compared to the year ended December 31, 2009. The increase in this cost is primarily due to the increased number of solar energy systems placed under operating leases that were interconnected in the period, offset in part by declining costs of solar energy systems components. As of December 31, 2010, we had eleven investment funds compared to seven investment funds as of December 31, 2009.

Cost of sales of solar energy system decreased by approximately $2.0 million, or 7%, in the year ended December 31, 2010 as compared to the year ended December 31, 2009. The decrease was due to lower volumes of solar energy system sales and declining costs of solar energy systems components.

Operating Expenses

	Year Ended December 31,			Change 2010 vs. 2009		Change 2011 vs. 2010
(Dollars in thousands)	2009	2010	2011	$	%	$	%
Sales and marketing expense	$10,914	$22,404	$42,004	$11,490	105%	$19,600	87%
General and administrative expense	10,855	19,227	31,664	8,372	77%	12,437	65%

Total operating expense	$21,769	$41,631	$73,668	$19,862	91%	$32,037	77%

2011 Compared to 2010

Sales and marketing expenses increased by approximately $19.6 million, or 87%, in the year ended December 31, 2011 as compared to the year ended December 31, 2010. This increase was driven primarily by increased marketing activities in 2011 as promotional marketing costs increased by $11.5 million to $23.0 million in 2011 compared to $11.5 million in 2010, as we continued to broaden our marketing efforts to develop our backlog and increase our sales in new and existing sales territories. In line with the broader marketing efforts, we increased the total number of our sales and marketing personnel from 137 as of December 31, 2010 to 319 as of December 31, 2011. The increase in personnel headcount resulted in an increase of $4.2 million in payroll costs that increased from $8.6 million in 2010 to $12.8 million in 2011.

General and administrative expenses increased by approximately $12.4 million, or 65%, in the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase in general and administrative expenses was due to an increase in the number of our administrative and management personnel from 102 as of December 31, 2010 to 155 as of December 31, 2011. The increase in personnel headcount resulted in an increase in payroll costs of $4.1 million from $6.9 million in 2010 to $11.0 million in 2011. The increased administrative overhead costs associated with a larger number of investment funds and additional legal and professional fees resulted in an increase of $3.7 million in expenses, which increased from $2.4 million in 2010 to $6.1 million in 2011.

2010 Compared to 2009

Sales and marketing expenses increased by approximately $11.5 million, or 105%, in the year ended December 31, 2010 as compared to the year ended December 31, 2009. This increase was driven primarily by increased marketing activities in 2010 as we intensified our marketing efforts to increase our sales in new and existing sales territories. The expenditure on promotional marketing costs increased by $8.9 million to $11.4 million in 2010 compared to $2.5 million in 2009. In line with the broader marketing efforts, we increased the number of our sales and marketing personnel from 99 as of December 31, 2009 to 137 as of December 31, 2010. The increase in personnel headcount resulted in an increase of $4.0 million in payroll costs which increased from $4.6 million in 2009 to $8.6 million in 2010. In late 2008 and early 2009, as a result of the state of the capital markets, our ability to finance the installation of solar energy systems was limited and resulted in a significant backlog of signed sales orders for solar energy systems. Therefore, in 2009, we reduced our spending on sales and marketing initiatives.

General and administrative expenses increased by approximately $8.4 million, or 77%, in the year ended December 31, 2010 as compared to the year ended December 31, 2009. The increased general and administrative expenses were primarily due to an increase in personnel costs. Personnel costs increased due to an increase in the number of our administrative and management personnel from 53 as of December 31, 2009 to 102 as of December 31, 2010, including the creation and staffing of a funding structures management group to manage the increased number of investment fund arrangements that we created in 2010. The increase in personnel headcount resulted in an increase in payroll costs of $3.4 million from $3.5 million in 2009 to $6.9 million in 2010. The increased administrative overhead costs associated with a larger number of investment funds and additional legal and professional fees resulted in an increase of $2.3 million in expenses, which increased from $0.1 million in 2009 to $2.4 million in 2010.

Other Income and Expenses

	Year Ended December 31,			Change 2010 vs. 2009		Change 2011 vs. 2010
(Dollars in thousands)	2009	2010	2011	$	%	$	%
Interest expense, net	$334	$4,901	$9,272	$4,567	1,367%	$4,371	89%
Other expenses, net	2,360	2,761	3,097	401	17%	336	12%

Total interest and other expenses, net	$2,694	$7,662	$12,369	$4,968	184%	$4,707	61%

2011 Compared to 2010

Interest expense, net, increased by approximately $4.4 million, or 89%, in the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase is in line with higher balances of financing obligations and outstanding balance of bank debt in 2011 compared to 2010.

Other expenses, net, increased by approximately $0.3 million, or 12%, in the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase was primarily due to a change in value of warrants outstanding to acquire our convertible redeemable preferred stock that we issued mainly to fund investors.

2010 Compared to 2009

Interest expense, net, increased by approximately $4.5 million, or 1,367%, in the year ended December 31, 2010 as compared to the year ended December 31, 2009. The increase is in line with higher balances of financing obligations and outstanding balance of bank debt in 2010 compared to 2009.

Other expenses, net, increased by approximately $0.4 million, or 17%, in the year ended December 31, 2010 as compared to the year ended December 31, 2009. The increase was primarily due to a change in value of warrants outstanding to acquire our convertible redeemable preferred stock that we issued mainly to fund investors.

Provision for Income Taxes

	Year Ended December 31,			Change 2010 vs. 2009		Change 2011 vs. 2010
(Dollars in thousands)	2009	2010	2011	$	%	$	%
Income tax expense	$22	$65	$92	$43	195%	$27	42%

2011 Compared to 2010

Income tax expense increased by approximately $0.03 million in the year ended December 31, 2011 as compared to the year ended December 31, 2010. As of December 31, 2011 we had incurred a total of $3.4 million of income tax expense in connection with sales of solar energy systems to the investment funds. Because no gain on the sale of the solar energy systems was recognized in our consolidated financial statements, the tax expense was deferred and is being recognized as tax expense over the estimated useful life of the solar energy systems.

2010 Compared to 2009

Income tax expense increased by approximately $0.04 million in the year ended December 31, 2010 as compared to the year ended December 31, 2009. The increase reflects a full year of amortization of the prepaid tax asset recorded in 2009 relating to sales of solar energy systems to investment funds. We incurred $1.3 million of income tax expense in connection with sales of solar energy systems to the investment funds. Because no gain on the sale of the solar energy systems was recognized in our consolidated financial statements, the tax expense was deferred and is being recognized as tax expense over the estimated useful life of the solar energy systems. In 2009, the amortization was only for a portion of the year.

Net Income (Loss) Attributable to Noncontrolling Interests

	Year Ended December 31,			Change 2010 vs. 2009		Change 2011 vs. 2010
(Dollars in thousands)	2009	2010	2011	$	%	$	%
Net income (loss) attributable to noncontrolling interests	$3,507	$(8,457)	$(117,230)	$(11,964)	(341)%	$(108,773)	(1,286)%

2011 compared to 2010 compared to 2009

The net loss attributable to noncontrolling interests of $117.2 million reported in 2011 is attributable to a decrease in the noncontrolling interest’s balance between December 31, 2010 and 2011 of $0.9 million less capital contributions net of distributions of $116.3 million.

The net loss attributable to noncontrolling interests of $8.5 million reported in 2010 is attributable to an increase in the noncontrolling interest’s balance between December 31, 2009 and 2010 of $67.5 million less capital contributions net of distributions of $76.0 million.

The net income attributable to noncontrolling interests of $3.5 million reported 2009 is attributable to an increase in the noncontrolling interest’s balance between December 31, 2008 and 2009 of $36.5 million less capital contributions net of distributions of $33.0 million.

This significant loss allocation in 2011 was attributable mainly to the excess of fair value over cost of assets of $122.9 million sold into two funds in which the investors have no guaranteed minimum return. The loss allocation in 2010 is attributable mainly to the excess of fair value over cost of the assets of $6.4 million that were sold into a fund in which the investor had no guaranteed minimum return. The net income allocation in 2009 is attributable to sales of assets in 2009 to funds which had a guaranteed minimum return to the investors.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly consolidated statement of operations data for each of the quarters indicated. The consolidated financial statements for each of these quarters have been prepared on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results for any future period.

	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
	(in thousands)
Revenue:
Operating leases	$3,417	$5,682	$7,004	$7,042	$8,139	$11,528	$13,917
Solar energy systems sales	3,827	7,352	11,527	13,700	16,702	35,046	18,057

Total revenue	7,244	13,034	18,531	20,742	24,841	46,574	31,974

Cost of revenue:
Operating leases	1,345	52	1,892	2,429	2,582	3,710	2,323
Solar energy systems	4,337	12,002	15,076	10,003	12,125	31,899	13,900

Total cost of revenue	5,682	12,054	16,968	12,432	14,707	35,609	16,223

Gross profit	1,562	980	1,563	8,310	10,134	10,965	15,751
Operating expenses:
Sales and marketing	6,590	8,653	12,003	14,758	16,131	15,700	18,145
General and administrative	6,641	8,816	8,669	7,538	8,562	10,788	12,554

Total operating expenses	13,231	17,469	20,672	22,296	24,693	26,488	30,699

Loss from operations	(11,669)	(16,489)	(19,109)	(13,986)	(14,559)	(15,523)	(14,948)
Interest expense, net	2,211	3,186	2,119	1,756	3,494	4,841	6,587
Other expenses, net	1,148	685	51	1,213	8,974	1,455	7,466

Loss before income taxes	(15,028)	(20,360)	(21,279)	(16,955)	(27,027)	(21,819)	(29,001)
Income tax provision	(24)	(51)	13	(30)	(35)	(30)	(42)

Net loss	(15,052)	(20,411)	(21,266)	(16,985)	(27,062)	(21,849)	(29,043)
Net income (loss) attributable to noncontrolling interests	(21,699)	(25,694)	(38,779)	(31,058)	(29,818)	3,984	9,028

Net income (loss) attributable to stockholders	$6,647	$5,283	$17,513	$14,073	$2,756	$(25,833)	$(38,071)

Revenue and Cost of Revenue

Operating leases revenue has increased sequentially over the quarters presented as a result of our continued installation of solar energy systems under lease and power purchase agreements in new and existing markets. Operating leases revenue for the fourth quarter of 2011 was impacted due to seasonality in that the reduction in daylight hours adversely affected the revenue from power purchase agreements and performance-based incentives.

Revenue from sale of solar energy systems has generally increased sequentially over the quarters presented primarily due to large commercial solar energy system sales that continued to increase. However, in the quarter ended June 30, 2012, we sold several large systems which resulted in a significant increase in revenue, including $12.0 million in revenue from large commercial and government systems and $13.4 million in revenue from long-term contracts, compared to $4.4 million and $6.0 million, respectively, in the quarter ended March 31, 2012, and $7.6 million and $7.2 million, respectively, in the quarter ended September 30, 2012. We expect that the timing of large commercial solar energy system sales will continue to vary from quarter to quarter.

Cost of operating leases revenue, which is comprised mainly of depreciation that is partially offset by amortization of deferred U.S. Treasury income and deferred gain on sale-leaseback transactions, has generally increased as the number of installed solar energy systems under lease and power purchase agreements has increased. In the second quarter of 2011, however, we recorded significantly lower cost of operating leases revenue as we recognized a catch-up adjustment on the amortization of U.S. Treasury grants related to our investment funds amounting to $1.4 million. In the third quarter of 2012, we recorded a lower cost of operating lease revenue mainly due to catch-up adjustments on the amortization of U.S. Treasury grants related to our investment funds amounting to $0.9 million and a higher gain amortization on sale-leaseback transactions, in line with increased deferred gain from assets sold under a sale-leaseback transaction.

Cost of revenue from sale of solar energy systems has generally increased as the sales of solar energy systems have increased. In the first three quarters of 2011, we recorded negative gross margins from sale of solar energy systems as we absorbed higher levels of operational costs related to headcount and infrastructure costs incurred for future growth. Additionally, we recorded a charge of $2.6 million in the second quarter of 2011 to write down the carrying value of certain inventory items to reflect the then expected net realizable values of the inventory. The increased cost of revenue from solar energy systems was higher in the second quarter of 2012, in line with the increased revenue from sales of solar energy systems in the quarter.

Operating Expenses

Sales and marketing expenses have generally increased as we have continued to broaden our marketing efforts to develop our backlog and increase our sales in new and existing markets. In 2012 we reevaluated and subsequently implemented new marketing strategies to reduce our average customer acquisition cost, resulting in lower sales and marketing costs in the second quarter of 2012.

We recorded lower general and administrative expenses in the fourth quarter of 2011 as we incurred lower legal fees associated with the formation of investment funds as compared prior quarters. In the second quarter of 2012, we recorded higher general and administrative expenses as we incurred higher audit, accounting and legal fees associated with our investment funds.

Interest Expense, Net

The fluctuation in the interest expense has resulted from changes in the financing obligations balances and the amount of loan borrowings in each period. The higher interest expense in the second quarter of 2012 was due to a higher average balance of bank borrowings and lease pass-through obligations in that quarter.

Other Expenses, Net

The significant increase recorded in the first quarter of 2012 resulted from the significant increase in the fair value of the preferred stock warrants liability between December 31, 2011 and March 31, 2012.

Net Income (Loss) Attributable to Noncontrolling Interests

We have recorded losses attributable to noncontrolling interests in the four quarters of 2011 and the first quarter of 2012 mainly due to sales of assets with significant excess of fair value over costs to a fund which does not have a guarantee of minimum returns to the investor, leading to significant loss allocations to the investor. In the second quarter of 2012, however, the value of assets sold to this fund had an excess of fair value over costs of only $2.3 million which resulted in a much smaller loss allocation to the investor in the quarter. This loss was more than offset by the income allocation to an investor in funds with guarantees of minimum returns to the investor. Additionally, a loss allocated to an investor in a fund in the first quarter of 2012 was reversed in the second quarter as U.S. Treasury grants for this fund were received and distributed to the investor.

Liquidity and Capital Resources

The following table summarizes our cash flows:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands)
Consolidated cash flow data:
Net cash (used in) provided by operating activities	$2,278	$(3,818)	$18,082	$(64,181)	$(4,390)
Net cash used in investing activities	(62,794)	(162,862)	(304,252)	(208,982)	(297,771)
Net cash provided by financing activities	70,599	187,038	278,371	291,490	301,008

Net increase (decrease) in cash and equivalent	$10,083	$20,358	$(7,799)	$18,327	$(1,153)

We finance our operations, including the costs of acquisition and installation of solar energy systems, mainly through a variety of investment fund arrangements that we have formed with fund investors, credit facilities from banks, preferred stock equity offerings and cash generated from our operations. As described below under “—Financing Activities—Investment Fund Commitments,” as of September 30, 2012 we had $648.0 million of available commitments from our fund investors that could be drawn down through our asset monetization strategy.

While we have reported operating losses and cash outflows from operating activities for the nine months ended September 30, 2012, and our secured credit facilities were fully utilized as of September 30, 2012, we believe that our existing cash and cash equivalents, funds available under a secured credit facility that we entered into subsequent to September 30, 2012 and funds available in our existing investment funds that can be drawn down through our assets monetization strategy will be sufficient to meet our cash requirements for at least the next 12 months. We are not dependent upon the proceeds of this offering to meet our cash requirements.

Operating Activities

For the nine months ended September 30, 2012, we utilized approximately $4.4 million in operating activities. The cash outflow primarily resulted from a net loss of $78.0 million for the nine months ended September 30, 2012, reduced by non-cash items such as depreciation and amortization of approximately $14.3 million, stock-based compensation of approximately $7.7 million, interest on lease pass-through obligation of $8.9 million, changes in fair value of mandatorily redeemable preferred stock warrants of approximately $16.7 million, and increased by a reduction in lease pass-through obligation of approximately $12.1 million. The cash outflow also increased in part due to a decrease in accounts payable of $76.0 million as we paid our suppliers, an increase in accounts receivable of $30.0 million and an increase in other assets of $7.2 million. The outflow was offset in part by an increase in deferred revenue of approximately $90.6 million relating to lease payments received from customers and solar energy system incentive rebate payments received from various state and local governments, an increase in accrued and other liabilities of $41.1 million and an decrease in inventories of $29.8 million.

For the nine months ended September 30, 2011, we utilized approximately $64.2 million in operating activities. The cash outflow primarily resulted from a net loss of $56.7 million for the nine months ended September 30, 2011, reduced by non-cash items such as depreciation and amortization of approximately $8.3 million, stock-based compensation of approximately $3.2 million, interest on lease pass-through obligation of $5.9 million, changes in fair value of mandatorily redeemable preferred stock warrants of approximately $1.3 million, and increased by a reduction in lease pass-through obligation of approximately $70.1 million. The cash outflow also increased in part due to an increase in incentive rebates receivable of $5.1 million, an increase in accounts receivable of $1.1 million, a decrease in accounts payable of $10.5 million and a increase in inventories of $1.0 million. The outflow was offset in part by an increase in accrued and other liabilities of $10.9 million and an increase in deferred revenue of approximately $51.7 million relating to lease payments received from customers and solar energy system incentive rebate payments received from various state and local governments.

In the year ended December 31, 2011, we generated approximately $18.1 million in net cash from operations. This cash inflow primarily resulted from an increase in deferred revenue of approximately $68.3 million relating to upfront lease payments received from fund investors under financing structures designed as operating leases and solar energy system incentive rebate payments received from various state and local governments, an increase in customer deposits of $10.9 million and an increase in accounts payable of $118.9 million. The cash inflow was offset in part by a decrease in incentive rebates receivable of $4.9 million, an increase in inventories of $111.2 million, and a net loss of approximately $73.7 million, reduced by non-cash items such as depreciation and amortization of approximately $12.3 million, stock-based compensation of approximately $5.1 million, interest on lease pass-through obligation of $7.4 million, changes in fair value of convertible redeemable preferred stock warrants of approximately $2.1 million and increased by a reduction in lease pass-through obligation of approximately $23.5 million. In addition, the increase in other liabilities resulted in additional net inflows of cash, which were partially offset by increased other assets. The sizeable increase in inventories and accounts payable was due to a $106.1 million year-end purchase of inverters and modules that are expected to be used in 2012 in the construction of solar energy systems eligible for the U.S. Treasury cash grant program, the program rules of which required that the cost of the equipment be incurred by December 31, 2011.

In the year ended December 31, 2010, we utilized approximately $3.8 million in operating activities. This cash outflow primarily resulted from a net loss in the year of $47.1 million, reduced by non-cash items such as depreciation and amortization of approximately $5.7 million, stock-based compensation of approximately $1.8 million, interest on lease pass-through obligation of $3.3 million, changes in fair value of convertible redeemable preferred stock warrants of approximately $2.0 million and increased by a reduction in lease pass-through obligation of approximately $7.4 million. The outflow was offset in part by an increase in deferred revenue of approximately $22.2 million relating to upfront lease payments received from a fund investor under a financing structure designed as an operating lease and solar energy system incentive rebate payments received from various state and local governments and an increase in customer deposits of $2.5 million. The cash outflow also increased in part due to an increase in incentive rebates receivable of $3.3 million. In addition, unpaid accounts payable and other liabilities resulted in additional net inflows of cash, which were partially offset by increased inventory and other assets.

In the year ended December 31, 2009, we generated approximately $2.3 million in cash from operating activities. This cash inflow primarily resulted from increased unpaid accounts payable and other liabilities partially offset by increased inventory and other assets, and an increase in deferred revenue of approximately $17.2 million relating to solar energy system incentive rebate payments received from various state and local governments, partially offset by an increase in rebates receivable of $6.6 million and a net loss of approximately $22.7 million, reduced by non-cash items such as depreciation and amortization of approximately $3.2 million, stock-based compensation of approximately $0.9 million and changes in fair value of mandatorily redeemable preferred stock warrants of approximately $2.2 million.

Investing Activities

Our investing activities consist primarily of capital expenditures.

In the nine months ended September 30, 2012, we used approximately $297.8 million in investing activities. Of this amount, we used $290.4 million on the design, acquisition and installation of solar energy systems under operating leases with our customers and $7.4 million in the acquisition of vehicles, office equipment, leasehold improvements and furniture.

In the nine months ended September 30, 2011, we used approximately $209.0 million in investing activities. Of this amount we used $201.5 million on the design, acquisition and installation of solar energy systems under operating leases with our customers. We also used $5.0 million in the acquisition of vehicles, office equipment, leasehold improvements and furniture and invested approximately $2.5 million in the acquisitions of related businesses.

In the year ended December 31, 2011, we used approximately $304.3 million in investing activities. Of this amount, we used $292.9 million on the design, acquisition and installation of solar energy systems under operating leases with our customers. We also used $8.8 million in the acquisition of vehicles, office equipment, leasehold improvements and furniture and invested approximately $2.5 million in the acquisitions of related businesses.

In the year ended December 31, 2010, we used approximately $162.9 million in investing activities. Of this amount, we used $156.5 million on the design, acquisition and installation of solar energy systems under operating leases with our customers. We also used $6.3 million in the acquisition of vehicles, office equipment, leasehold improvements and furniture.

In the year ended December 31, 2009, we used approximately $62.8 million in investing activities. Of this amount, we used $61.7 million on the design, acquisition and installation of solar energy systems under operating leases with our customers. We also used $1.1 million in the acquisition of vehicles, office equipment, leasehold improvements and furniture.

Financing Activities

In the nine months ended September 30, 2012, we generated approximately $301.0 million from financing activities. We received approximately $80.9 million, net of transaction costs, from the issuance of convertible redeemable preferred stock. We received an additional $119.0 million, net of lender fees, from long-term debt and $19.4 million from our revolving line of credit and repaid $32.2 million of long-term debt and $25.0 million on our revolving line of credit. We received approximately $99.9 million from U.S. Treasury Department grants associated with solar energy systems that we had leased to customers. We received $138.8 million from fund investors in our lease pass-through investment funds. We also generated approximately $63.5 million from proceeds from investments by various fund investors in our joint ventures and paid distributions to fund investors of approximately $137.3 million.

In the nine months ended September 30, 2011, we generated approximately $291.5 million from financing activities. We generated approximately $168.2 million of this amount from proceeds from investments by various fund investors in our joint ventures, partially offset by distributions paid to fund investors of approximately $62.8 million. We received approximately $97.1 million from U.S. Treasury Department grants associated with solar energy systems that we had leased to customers. We received $54.3 million from fund investors in our lease pass-through investment funds. We received an additional $17.3 million from long-term debt and $5.6 million from our revolving line of credit and we repaid $2.7 million of long-term debt and $4.5 million on our revolving line of credit.

In the year ended December 31, 2011, we generated approximately $278.4 million from financing activities. We generated approximately $208.0 million of this amount from proceeds from investments by various fund investors in our joint ventures, partially offset by distributions paid to fund investors of approximately $88.6 million. We received approximately $65.5 million from U.S. Treasury Department grants associated with solar energy systems that we had leased to customers. We received $64.1 million from fund investors in our lease pass-through investment funds. We also received approximately $19.7 million, net of transaction costs, from the issuance of convertible redeemable preferred stock and approximately $1.3 million from the issuance of warrants to acquire convertible redeemable preferred stock. We received an additional $17.3 million from long-term debt and $5.6 million from our revolving line of credit and repaid $3.2 million of long-term debt and $4.5 million of revolving line of credit.

In the year ended December 31, 2010, we generated approximately $187.0 million from financing activities. We generated approximately $97.1 million of this amount from proceeds from investments by fund investors in our joint ventures, partially offset by distributions paid to the fund investors of approximately $25.0 million. We received $61.1 million from fund investors in our lease pass-through investment funds. We received approximately $21.4 million, net of transaction costs, from the issuance of convertible redeemable preferred stock and approximately $1.4 million from the issuance of warrants to acquire convertible redeemable preferred stock warrants. We received approximately $20.1 million from U.S. Treasury Department grants associated with solar energy systems that we had leased to customers. We received approximately $18.3 million from financing obligations related to sales of solar energy systems to a fund investor under a sale-leaseback transaction that was accounted for as financing, which was partially offset by a repayment of the financing obligation of approximately $7.6 million. Finally, we received an additional $1.3 million from long-term debt and repaid $1.0 million of long-term debt.

In the year ended December 31, 2009, we generated approximately $70.6 million from financing activities. We generated approximately $41.0 million of this amount from proceeds from investments by fund investors in our joint ventures, partially offset by distributions paid to fund investors of approximately $3.9 million. We received approximately $23.9 million, net of transaction costs, from the issuance of convertible redeemable preferred stock. We received approximately $5.4 million from financing obligations related to sales of solar energy systems to a fund investor under a sale-leaseback transaction that was accounted for as financing. We also drew down $4.9 million on a revolving line of credit, and received an additional $0.5 million from long-term debt and repaid $0.7 million of long-term debt.

Secured Credit Agreements

In September 2012, we entered into a revolving credit agreement with Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as administrative agent, and a syndicate of banks, including Credit Suisse AG, Cayman Islands Branch, to obtain funding for working capital, letters of credit and general corporate needs. This revolving credit agreement has a $75.0 million committed facility, of which $70.0 million was initially available pursuant to the facility’s terms. The borrowed funds bear interest at a rate of 3.875% plus LIBOR or, at our option, at a rate equal to 2.875%, plus the higher of (A) the federal funds rate plus 0.5%, (B) Bank of America’s published “prime rate,” or (C) LIBOR plus 1%. The fee for letters of credit is 3.875% per annum, and the fee for undrawn commitments is 0.375% per annum. The facility is secured by certain of our machinery and equipment, accounts receivables, inventory and other assets, excluding certain inventory pledged to other lenders. This facility matures in September 2014, which date may be extended by an additional year if we satisfy certain financial conditions. As of September 30, 2012, $60.0 million was borrowed and outstanding under this revolving credit agreement, of which we used approximately $25.0 million to fully repay our prior revolving credit facility described below.

Under the terms of this revolving credit agreement, we are required to meet various restrictive covenants, including meeting certain reporting requirements, such as the completion and presentation of audited consolidated financial statements. We are also required to maintain a debt service coverage ratio, as defined in the credit agreement, of at least 1.25:1.00 at the end of each fiscal quarter, and to maintain unencumbered liquidity, as defined in the credit agreement, of at least $35.0 million, measured at the end of each month prior to the earlier of the date that we certify unencumbered liquidity is in excess of $50.0 million or December 31, 2012 and at least $50.0 million at the end of each month thereafter; provided, however, in each case, an event of default shall not have been deemed to occur unless (i) the unencumbered liquidity is below the foregoing applicable thresholds for two consecutive months or (ii) (A) at each month end before the earlier of the date that we certify unencumbered liquidity is in excess of $50.0 million or December 31, 2012, the unencumbered liquidity is less than $30.0 million and (B) at each month end on and after the earlier of the date that we certify unencumbered liquidity is in excess of $50.0 million or December 31, 2012, the unencumbered liquidity is less than $40.0 million. As of September 30, 2012, we were in compliance with the covenants.

In May 2008, we entered into a loan and security agreement with a commercial bank for working capital and equipment financing needs. This facility was subsequently modified to include a revolving line of credit facility and equipment financing facility. Borrowings under the revolving line of credit facility, as modified, bore interest at a rate of 1.5% plus the greater of 5% or the bank’s prime rate and were collateralized by all of our assets other than intellectual property. We borrowed $4.5 million under the revolving line of credit in 2009 and repaid the facility in full in April 2011.

The equipment financing facility, as modified, had a commitment of $1.0 million and was available in two tranches. The first tranche was available to be drawn down through January 13, 2010, and the second tranche was available to be drawn down through April 13, 2010. Interest under the equipment financing facility is payable monthly at a rate of 8% per annum. The principal amount is payable for the first tranche in 57 equal installments plus accrued interest beginning on December 10, 2009, and the principal amount for the second tranche is payable in 57 equal installments plus accrued interest beginning on March 10, 2010. This equipment financing facility was repaid in full in April 2011.

In April 2011, we entered into a revolving credit agreement with a commercial bank to obtain funding for working capital and general corporate needs. This revolving credit agreement had a $25.0 million committed facility. Borrowed funds bore interest at a rate of 2.5% plus LIBOR. The facility was secured by our accounts receivables, inventory and other assets, excluding certain inventory pledged to other lenders. As of December 31, 2011, $5.6 million was borrowed and outstanding under this revolving credit agreement. In January 2012, we borrowed the remainder of this facility. In September 2012, we repaid this facility in connection with entering into a new $75.0 million working capital facility.

Under the terms of the revolving credit agreement, we were required to meet various restrictive covenants, including meeting certain reporting requirements, such as the completion and presentation of audited consolidated financial statements. Under this credit agreement, we also were required to maintain specified non-GAAP EBITDA minimums for each fiscal quarter. The non-GAAP EBITDA financials measure was derived from both cash and accruals based accounting, forward looking financial forecasts and financial modeling assumptions and attempts to present a uniform financial measure that was agnostic to the investment fund structures deployed in that reporting period. The specified non-GAAP EBITDA minimums were: $1.00 for each of the quarters ended March 31, 2012 and June 30, 2012; $6.0 million for each of the quarters ended June 30, 2011 and December 31, 2011; and negative $2.0 million for the quarter ended June 30, 2011. In addition, under this credit agreement, we were required to maintain a minimum liquidity ratio of total cash (excluding cash held within our investment funds) to certain funded debt of at least 2.00:1.00 at the end of each month, and to maintain a tangible net worth of at least $1.00 at the end of each fiscal year.

As of December 31, 2011, we were in compliance with all of these covenants, after giving effect to waivers provided by the bank in August 2011, October 2011 and January 2012 that waived the earlier breach of certain of these covenants. These waivers cured our breaches related to our reporting non-GAAP EBITDA of negative $2.8 million for the quarter ended June 30, 2011 and of negative $2.04 million for the quarter ended September 30, 2011. In addition, these waivers cured our breach relating to a liquidity ratio of 1.71:1.00 on May 31, 2011. We were in compliance with the covenants as of March 31, 2012, but subsequent to that date, on April 30, 2012 and May 31, 2012, we reported liquidity ratios of 1.43:1.00 and 1.34:1.00, respectively, and therefore did not meet the required minimum liquidity ratio. As of June 30, 2012, we reported non-GAAP EBITDA of negative $6.6 million and therefore breached the non-GAAP EBITDA covenant of $1.00. This also resulted in a default under our $7.0 million vehicle financing facility with the same administrative bank agent. We obtained additional waivers to these breaches in June 2012 and August 2012. We believe that the financial and other covenants contained in the September 2012 working facility that replaced our previous revolving credit facility are generally more favorable to us and better reflect our business than those in the prior facility.

In January 2011, we entered into a $7.0 million term facility that bears interest at a rate of 2.5% plus LIBOR. The term facility is secured by the vehicles financed by the facility.

In March 2012, we entered into a term loan credit agreement with Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated as sole lead arranger and sole book manager and Bank of America, N.A., an affiliate of Goldman, Sachs & Co. and Credit Suisse AG, Cayman Islands Branch as lenders to obtain funding for the purchase of certain inventory and other working capital needs. This credit agreement has an approximately $58.5 million committed facility. We borrowed $58.5 million under this term loan facility as of September 30, 2012, from which we paid $1.5 million as fees to the lenders. Of the amounts borrowed, $28.0 million was outstanding as of September 30, 2012 and is included in our consolidated balance sheet under current portion of long-term debt. The facility is secured by certain of our inventory. Interest on the borrowed funds bears interest at a rate of 3.75% plus LIBOR.

Under the terms of the inventory term loan facility we are required to meet various financial covenants, including completion and presentation of financial statements. We are also required to maintain (i) a loan coverage ratio, as defined in the debt agreement, of 2.5 at the end of each quarter, (ii) liquidity, as defined in the debt agreement, of $20.0 million if the debt, as defined in the debt agreement, is at least $35.0 million or $15.0 million if debt is less than $35.0 million, in each case at the end of each month and (iii) minimum debt service coverage ratio, as defined in the debt agreement, of 1.25 at the end of each quarter. We were in compliance with these covenants as of September 30, 2012.

We have entered into various other loan agreements consisting of motor vehicles and other assets financing with various financial institutions. Total loans payable as of December 31, 2010 and 2011 and September 30, 2012 under these loan agreements and the equipment financing facility amounted to $3.0 million, $5.1 million and $7.7 million, respectively, with interest rates between 0.0% and 11.31%. The loans are secured by the underlying property and equipment.

Our credit facilities were not fully utilized as of September 30, 2012, and we had $10 million available to be drawn under the $75.0 million working capital facility described above.

Investment Fund Commitments

We have investment fund commitments from several fund investors that we can draw upon in the future upon the achievement of specific funding criteria. As of September 30, 2012, we had entered into 23 investment funds that had a total of $648.0 million of undrawn committed capital, including a $350.0 million investment fund structured as debt facility to be used to partially fund our SolarStrong initiative. From our significant customer backlog we allocate to our investment funds leases and power purchase agreements and related economic benefits associated with solar energy systems in accordance with the criteria of the specific funds. Upon such allocation and upon our satisfaction of the conditions precedent to drawing upon such commitments, we are able to draw down on the investment fund commitments. Once received, these proceeds provide working capital to deliver solar energy systems to our customers and form part of our general working capital. A significant portion of these commitments can be used only for solar energy systems that commenced construction during 2011 (either physically or through incurrence of sufficient project costs) in order to qualify for the U.S. Treasury grant. As our supply of such solar energy systems decreases, we may not be able to satisfy the drawing conditions for all such commitments.

In November 2011, one of our subsidiaries entered into a credit agreement with a bank, whereby the bank would provide this subsidiary with a credit facility to be used to partially fund our SolarStrong initiative, which is a five-year plan to build solar power projects for privatized U.S. military housing communities across the country. The credit facility will be drawn down in tranches as defined in the credit facility agreement, with the interest rates to be determined as the amounts are drawn down. The credit facility will be collateralized by assets of the SolarStrong initiative and is non-recourse to our other assets.

In May 2010, one of our subsidiaries entered into a financing agreement with a commercial bank to obtain funding for working capital. The amount that may be borrowed under this agreement was determined based on the estimated present value of expected future lease rentals to be generated by equipment owned by the subsidiary and leased to a customer, up to a maximum of $16.3 million. The loan was funded in four tranches and was drawn down by March 31, 2011. The loan tranches bear interest at an average blended rate of 2%. The loan is secured by substantially all the assets of the subsidiary and is non-recourse to our other assets. We borrowed $13.3 million under this working capital financing facility in March 2011, of which $12.1 million and $11.4 million was outstanding as of December 31, 2011 and September 30, 2012. Under the working capital financing arrangement, our subsidiary is required to meet various restrictive covenants, including meeting certain reporting requirements, such as the completion and presentation of financial statements. We were in compliance with the covenants as of September 30, 2012.

On December 5, 2012, the U.S. Treasury Department notified one of our investment funds that it has established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. As a result of this updated guidance, we will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000 and if other investment funds are similarly notified we may be required to true-up those funds. See “—Critical Accounting Policies and Estimates—Deferred U.S. Treasury Department Grant Proceeds.”

Contractual Obligations

Set forth below is information concerning our contractual commitments and obligations as of December 31, 2011:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Long-term debt obligations(1)	$22,803	$8,222	$5,466	$1,825	$7,290
Financing obligations	15,505	361	806	929	13,409
Interest(2)	11,049	1,735	2,917	2,471	3,926
Operating lease obligations	39,953	5,461	10,521	8,887	15,084
Performance guarantee	90	—	60	30	—

Total	$89,400	$15,779	$19,770	$14,142	$39,709

(1)	As of September 30, 2012, we had additional long-term obligations arising in 2012 amounting to $86.2 million, of which $28.0 million is due in less than 1 year, and the balance is due between 1 and 3 years.

(2)	Represents obligations for interest payments on long-term debt and financing obligations, and includes projected interest on variable rate long-term debt, based upon 2011 year end rates.

Off-Balance Sheet Arrangements

We include in our consolidated financial statements all assets and liabilities and results of operations of investment fund arrangements that we have entered into. We have not entered into any other transactions that have generated relationships with unconsolidated entities or financial partnerships or special purpose entities. Accordingly, we do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks as part of our ongoing business operations. Primary exposure includes changes in interest rates because borrowings under our revolving credit agreement bears interest at floating rates based on the LIBOR rate plus a specified margin. We manage our interest rate risk by balancing our amount of fixed-rate and floating-rate debt. For fixed-rate debt, interest rate changes do not affect our earnings or cash flows. Conversely, for floating-rate debt, interest rate changes generally impact our earnings and cash flows, assuming other factors are held constant.

Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and other operating expenses and reducing our funds available for capital investment, operations or other purposes. In addition, we must use a substantial portion of our cash flow to service debt, which may affect our ability to make future acquisitions or capital expenditures. We may experience economic loss and a negative impact on earnings or net assets as a result of interest rate fluctuations. A hypothetical 10% change in our interest rate would have changed interest incurred for the year ended December 31, 2011 and the nine months ended September 30, 2012 by $0.2 million and $0.6 million, respectively.

Recent Accounting Pronouncements

Upon the filing of our initial registration statement, we intend to utilize the extended transition period provided in Securities Act Section 7(a)(2)(B) as allowed by Section 107(b)(1) of the JOBS Act for the adoption of new or revised accounting standards as applicable to emerging growth companies. As part of the election, we will not be required to comply with any new or revised financial accounting standard until such time that a company that does not qualify as an “issuer” (as defined under Section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standards.

In June 2011, the FASB issued ASU No. 2011-05 relating to Comprehensive Income (Topic 220), Presentation of Comprehensive Income (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. We adopted this guidance and its adoption did not have a significant impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The ASU is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. We adopted this guidance and its adoption did not have a significant impact on our consolidated financial statements.

BUSINESS

Overview

We sell renewable energy to our customers at prices below utility rates. Our long-term agreements generate recurring customer payments and position us to provide our growing base of customers with other energy products and services that further lower their energy costs. We call this “Better Energy.”

The demand for Better Energy is allowing us to install more solar energy systems than any other company in the United States. We believe this significant demand for our energy solutions results from the following value propositions:

•

We lower energy costs.    Our customers buy renewable energy from us for less than they currently pay for electricity from utilities with little to no up-front cost. They are also able to lock in their energy costs for the long term and insulate themselves from rising energy costs.

•

We build long-term customer relationships.    Most of our customers agree to a 20-year contract term, positioning us to provide them with additional energy-related solutions during this relationship to further lower their energy costs. At the end of the original contract term, we intend to offer our customers renewal contracts.

•	We make it easy. We perform the entire process, from permitting through installation, and make it simple for customers to switch to renewable energy.

•

We focus on quality.    Our top priority is to provide value and quality service to our customers. We have assembled a highly skilled team of in-house professionals dedicated to the highest engineering standards, overall quality and customer service.

We currently serve customers in 14 states, and we intend to expand our footprint internationally, operating in every market where distributed solar energy generation is a viable economic alternative to utility generation. We generate revenue from a mix of residential customers, commercial entities such as Walmart, eBay and Intel, and government entities such as the U.S. Military. Since our founding in 2006, we have provided or contracted to provide systems or services on more than 45,000 buildings. Every five minutes of the working day a new customer makes the switch to Better Energy. In addition, aggregate contractual cash payments that our customers are obligated to pay over the term of our long-term customer agreements have grown at a compounded annual rate of 117% since 2009. We structure these customer agreements as either leases or power purchase agreements. Our lease customers pay a fixed monthly fee with an electricity production guarantee. Our power purchase agreement customers pay a rate based on the amount of electricity the solar energy system actually produces.

Our long-term lease and power purchase agreements create high-quality recurring customer payments, investment tax credits, accelerated tax depreciation and other incentives. Our financial strategy is to monetize these assets at the lowest cost of capital. We share the economic benefit of this lower cost of capital with our customers by lowering the price they pay for energy. Historically, we have monetized the assets created by substantially all of our leases and power purchase agreements via investment funds we have formed with fund investors. In general, we contribute the assets to the investment fund and receive upfront cash and retain a residual interest. The allocation among us and the fund investors of the economic benefits as well as the timing of receipt of such economic benefits varies depending on the structure of the investment fund. We use a portion of the cash received from the investment fund to cover our variable and fixed costs associated with installing the related solar energy systems. We invest the excess cash in the growth of our business. In the future, in addition to or in lieu of monetizing the value through investment funds, we may use debt, equity or other financing strategies to fund our operations.

To date, we have raised $1.57 billion through 23 investment funds and related financing facilities established with banks and other large companies such as Credit Suisse, Google, PG&E Corporation and U.S. Bancorp, and we continue to create additional investment funds. Approximately $602 million of the amount we have raised remains available for future deployments.

Most of our customer relationships begin when we enter into long-term energy contracts. These long-term energy contracts serve as a gateway for us to engage our residential customers in performing energy efficiency evaluations and energy efficiency upgrades. During an energy efficiency evaluation, our proprietary software enables us to capture, catalog and analyze all of the energy loads in a home to identify the most valuable and actionable solutions to lower energy costs. We then offer to perform the appropriate upgrades to improve the home’s energy efficiency. We also offer energy-related products such as electric vehicle charging stations and proprietary advanced monitoring software, and are expanding our product portfolio to include additional products such as on-site battery storage solutions. Approximately 21% of our new residential solar energy system customers in 2011 purchased additional energy products or services from us, and as our customers’ energy needs evolve over time, we believe we are well-positioned to be their provider of choice.

Market Opportunity

According to the Energy Information Agency, or EIA, in 2010, total sales of retail electricity in the United States were $368 billion. U.S. retail electricity prices have increased at an average annual rate of 3.4% and 3.2% from 2000 to 2010 for residential and commercial customers, respectively, with average residential prices rising from 8.24 cents to 11.54 cents per kilowatt hour, or kWh, and average commercial prices rising from 7.43 cents to 10.19 cents per kWh over this period. The average annual rate increase in the states where we operate has been higher. For example, in Hawaii, the average annual rate increases over the past 10 years reached as high as 7.7% and 8.0% for residential and commercial customers, respectively. More broadly, in the past 20 years, the combined average residential utility rate in our top markets of Arizona, California and Hawaii has doubled.

In addition to rising prices, demand for electricity is inelastic. Despite increasing U.S. retail electricity prices, usage has continued to grow over the past 10 years. To manage electricity demand, many states have implemented tiered pricing mechanisms that charge a higher cost per kWh as consumption increases. For example, in California, the highest consumption tier rates (Tiers 3-5) increased at 6-8% annually over the five-year period of 2006 through 2010, while the lowest tier rates (Tiers 1-2) remained flat. However, there has not been a corresponding reduction in consumption in the higher-priced tiers, demonstrating the inelasticity of electricity demand.

Rising retail electricity prices, coupled with inelastic demand, create a significant and growing market opportunity for lower cost retail energy. SolarCity sells cleaner, cheaper energy than utilities.

SolarCity’s Competitive Pricing Position in Our Top Retail Markets

Note: Current representative residential retail rates by tier, based on publicly available utility data.

Distributed solar energy systems, such as ours, provide customers with an alternative to traditional utility energy suppliers. Distributed resources are smaller in unit size and can be constructed at a customer’s site, removing the need for lengthy transmission lines. By bypassing the traditional suppliers and transmission and distribution systems, distributed energy systems de-link the customer’s price of power from external factors such as volatile commodity prices and costs of the incumbent energy supplier. This makes it possible for distributed energy purchasers to buy energy at a predictable and stable price over a long period of time, something traditional energy companies are generally unable to provide.

While the energy generated by distributed solar energy systems has historically been more expensive than centralized alternatives, downward trends in installed solar energy system prices have reduced the relative cost of distributed solar electricity to levels that are competitive with traditional utility generation retail costs. While these developments have adversely impacted panel manufacturers and the overall upstream market, we and other downstream companies have benefited significantly. In 2006, the year we commenced business, solar panel prices were 472% higher than now.

Panel Pricing Trends

Source: Bloomberg New Energy Finance.

Across the United States, many utility customers are paying retail electricity prices at or above our current blended electricity price of 15 cents per kWh. Based on EIA data, in 2010 approximately 340 TWh of the retail electricity sold in the United States was priced, on average, at or above our current blended electricity price. The volume of sales in TWh at or above this rate increased approximately 295% from 2001 to 2010. In dollar terms, 2010 data suggests a U.S. market size of $58 billion at an electricity price at or above 15 cents per kWh. Using historical annual growth rates for residential and commercial retail electricity prices for 2000 to 2010 and flat electricity consumption, the implied U.S. market size at or above 15 cents per kWh increases to $170 billion, or 950 TWh, by 2017.

U.S. Residential and Commercial Retail Prices Over Time

Source: EIA 2010 U.S. sales and revenue data.

Note: The distribution curves are constructed using utility data reported to the EIA and the assumptions described above.

Current market factors indicate that the trend towards increasing retail energy prices will continue, causing the consumption curves depicted above to continue to shift right towards higher electricity cost. The demand curve will continue to expand upward as well, as the country’s population growth, economic growth and the continued proliferation of consumer goods and products that utilize electricity, such as electric vehicles, promote growth in demand. As retail prices for electricity increase and distributed solar energy costs decline, our market opportunity will grow exponentially.

In recent years, government policies have evolved in response to dependence on foreign energy sources and the desire to foster the growth of the renewable energy industry. Federal and state governments have established renewable portfolio standards and incentives to further reduce the cost of solar energy for consumers, including investment tax credits and bonus depreciation. These federal and state incentives helped catalyze private sector investment in solar energy development, including the installation and operation of residential and commercial solar energy systems.

Historically, incentives have been instrumental in building the market for sustainable energy resources. However, rising retail energy costs, declining cost of solar energy components, and the increased affordability and accessibility of solar energy systems minimize the need for incentives. In line with this trend, while incentives on a dollar per watt basis have decreased over the last decade, installation of solar energy systems continued to grow.

In addition to distributed energy, we provide energy efficiency products and services. These solutions refer to projects or improvements designed to increase the energy efficiency of residences. Typical products and services offered include appliance replacement, upgrades to heating, ventilation and air conditioning, or HVAC, lighting retrofits, equipment installations, load management, energy procurement and rate analysis. The market for energy efficiency solutions has grown significantly, driven largely by rising energy prices, advances in energy efficiency technologies, growing customer awareness of energy and environmental issues, and governmental support for energy efficiency initiatives.

Recognizing energy efficiency initiatives as an offset to growing electricity consumption, many states have created formalized mechanisms to encourage energy efficiency. The potential market for energy efficiency solutions is significant. Lawrence Berkeley National Laboratory estimates that energy efficiency services sector spending in the United States will increase more than four-fold from 2008 to 2020, reaching $80 billion under a high-growth scenario and approximately $37 billion under a low-growth scenario. This sector consists primarily of the installation and deployment of energy efficiency products and services, including energy efficiency-related engineering, construction, services, technical support and equipment.

Our Approach

We have developed an integrated approach that allows our customers to lower their energy costs in a simple and efficient manner. We have disrupted the industry status quo by providing renewable energy directly to customers for less than they are currently paying for utility-generated energy. Unlike utilities, we sell energy with a predictable cost structure that does not rely on limited fossil fuels and is insulated from rising retail electricity prices. We also guarantee the electricity production of our solar energy systems to our customers. Our strategy is to focus on that portion of the solar energy value chain with the most potential: the energy consumer and the customer relationship. We believe we are the only distributed energy company that offers integrated sales, financing, engineering, installation, monitoring, maintenance and efficiency services without involving the services of multiple third-party participants.

The key elements of our integrated approach are illustrated below:

SolarCity’s Integrated Approach

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Sales.    We market and sell our products and services through a national sales organization that includes a direct outside sales force, a call center, a channel partner network and a robust customer referral program. We have structured our sales organization to efficiently engage prospective customers, from initial interest through customized proposals and, ultimately, signed contracts.

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Financing.    Financing makes it possible to install our solar energy systems for little or no upfront cost. Through a streamlined process, we provide multiple pricing options to our customers to help make renewable, distributed energy accessible and affordable, either on a fixed monthly fee basis or a fee based on the amount of energy produced.

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Engineering.    Our in-house engineering team custom designs a solar energy system for each of our customers. We have developed software that simplifies and expedites the design process and optimizes the design to maximize the energy production of each system. Our engineers complete a structural analysis of each building and produce a full set of structural design and electrical blueprints that contain the specifications for all system components.

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Installation.    Once we complete the design, we obtain all necessary building permits. Our customer care representatives coordinate the SolarCity team and keep our customers apprised of the project status every step of the way. We are a licensed contractor in every community we service, and we are responsible for every customer installation. For substantially all of our residential projects, we are the general contractor, construction manager and installer. For our commercial projects, we are the general contractor and construction manager. Once we complete installing the system, we schedule inspections with the local building department and arrange for interconnection to the power grid with the utility. By handling these logistics, we make the installation process simple for our customers.

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Monitoring and Maintenance.    Our proprietary monitoring software provides our customers with a real-time view of their energy generation and consumption. Through an easy-to-read graphical display available on smartphones and any device with a web browser, our monitoring systems collect, monitor and display critical performance data from our solar energy systems, including production levels, local weather, electricity usage and environmental impacts. These monitoring systems allow us to confirm the continuing proper operation of our solar energy systems, identify maintenance issues and provide our customers with a better understanding of their energy usage, allowing them the opportunity to modify their usage accordingly.

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Complementary Products and Services.    Through our comprehensive energy efficiency evaluations, we analyze our customers’ energy usage and identify opportunities for energy efficiency improvements. Using our proprietary software, our home energy evaluation consists of a detailed in-home diagnosis that identifies energy use and loss. After the evaluation is completed, we review the results with the customer and recommend current and future opportunities to improve energy efficiency and home comfort. We then offer to perform these upgrades.

Competitive Strengths

We believe the following strengths enable us to deliver Better Energy to a diversified customer base that includes residential home owners, large and small businesses, and government entities:

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Lower cost energy.    We sell energy to our customers at prices below utility rates. Our solar energy systems rely solely on the free energy produced by the sun, allowing our customers to generate their own energy and reduce the amount they purchase from utilities. We help put solar energy generation within the reach of our customers by providing a variety of pricing options that minimize or eliminate upfront costs. Our customers typically achieve a lower overall electricity bill immediately upon installation. As retail utility rates rise, our customers’ savings increase.

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Easy to switch.    We have developed an integrated approach that allows our customers to access distributed renewable energy generation simply and efficiently. By providing the sales, financing, engineering, installation, monitoring and maintenance ourselves, we are able to control and oversee the entire process while providing a superior experience to our customers.

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Long-term customer relationships.    Our business model enables us to develop long-term relationships with our customers. Under our standard customer agreements, our solar energy customers purchase energy from us for 20 years. This approach allows us to maintain an ongoing relationship with our customers through our receipt of payments and our real-time monitoring. We leverage these relationships to offer complementary energy efficiency services tailored to our customers’ needs, which we believe further reinforces our relationship, brand and value to the customer, and reduces our customer acquisition costs. Because our 20-year contracts with our customers exceed the average useful life of most major appliances (such as water heaters and furnaces), we believe we are well-positioned to assist them with future replacements and upgrades. In addition, because our solar energy systems have an estimated life of 30 years, we intend to offer our customers renewal contracts at the end of the original contract term.

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Significant size and scale.    Our size enables us to achieve economies of scale in both installation and capital costs, enabling us to offer our customers electricity at rates lower than the retail rate offered by the utility. We believe that our size provides our customers with confidence in our continuing ability to service their system and guarantee its performance over the duration of their long-term contract.

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Innovative technology.    We continually innovate and develop new technologies to facilitate our growth and to enhance the delivery of our products and services. For example, we have developed proprietary software that significantly reduces design time, speeds the permitting process and allows us to efficiently manage the installation of every project.

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Brand recognition.    Our ability to provide high-quality services, our dedication to best-in-class engineering efforts and our exceptional customer service have helped us establish a recognized and trusted national brand. For example, approximately 25% of our new residential projects in 2011 originated from existing customer referrals. We believe our brand is a meaningful factor for customers as they consider their energy alternatives.

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Strong leadership team.    We are led by a strong management team with demonstrated execution capabilities and an ability to adapt to rapidly changing market environments. Our senior leadership team, consisting of our co-founders, Lyndon R. Rive and Peter J. Rive, and our chairman, Elon Musk, are widely recognized entrepreneurs and thought leaders with track records of building successful businesses. Additionally, to support our integrated business model, we have developed in-house expertise through strong senior leadership on our engineering, structured finance, legal and government affairs teams.

Our Strategy

Our goal is to become the largest provider of clean distributed energy in the world. We plan to achieve this disruptive strategy by providing every home and business an alternative to their energy bill that is cleaner and cheaper than their current energy provider. The following are key elements of our strategy:

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Rapidly grow our customer base.    Since our founding in 2006, we have provided or contracted to provide systems or services on more than 45,000 buildings. In addition, aggregate contractual cash payments that our customers are obligated to pay over the term of our long-term customer agreements have grown at a compounded annual rate of 117% since 2009. To continue this growth, we intend to invest significantly in additional sales, marketing and operations personnel. We also intend to continue to leverage strategic relationships with new and existing industry leaders to further expand our business and customer base. For example, our agreement with The Home Depot has generated installations across multiple markets and validates our brand by working with a trusted name in home improvement. We also recently developed strategic relationships with several homebuilders that we believe will extend our reach to new customers.

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Continue to offer lower priced energy.    Our business is based on selling renewable energy to our customers at prices below utility rates. We plan on achieving cost reductions by continuing to leverage our buying power with our suppliers, developing additional proprietary design automation and supply chain management software to further ensure that our engineering team and system installers operate as efficiently as possible, and working with fund investors to develop innovative financing solutions to lower our cost of capital.

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Leverage our brand and long-term customer relationships to provide complementary products.    We plan to continue to invest in and develop complementary energy products, software and services, such as energy storage and energy management technologies, to offer further cost-savings to our customers. We also plan to expand our energy efficiency business to our commercial customers. In addition, we plan to broadly market and sell energy-related products that we source from third-party suppliers, such as electric vehicle charging stations. Our existing long-term customer relationships enable us to sell these products and services with substantially lower acquisition costs.

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Expand into new locations.    We intend to continue to expand into new locations, initially targeting those markets where climate, government regulations and incentives position solar energy as an economically compelling alternative to utilities. We currently serve customers in 14 states, most recently expanding into Connecticut in February 2012.

Our Innovative Products, Services and Technology

We deliver Better Energy to our customers through a portfolio of complementary products and services that enable more cost effective generation and reduced energy consumption. We have developed enabling technologies that allow us to simplify our customers’ experience and enhance our ability to deliver our products and services.

Solar Energy Products

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Solar Energy Systems.    The major components of our solar energy systems include solar panels that convert sunlight into electrical current, inverters that convert the electrical output from the panels to a usable current compatible with the electric grid, racking that attaches the solar panels to the roof or ground and electrical hardware that connects the solar energy system to the electric grid and our monitoring device. We purchase our components from vendors, maintaining multiple sources for each major component to ensure competitive pricing and an adequate supply of materials. Though we typically install poly-crystalline silicon panels and string inverters, we have installed a wide variety of other technologies, including thin film panels and panel-level power optimizers.

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SolarLease and Power Purchase Agreement Finance Products.    Most of our solar energy customers choose to purchase energy from us pursuant to one of two payment structures: a SolarLease or a power purchase agreement. In both structures, we charge customers a monthly fee for the power produced by our solar energy systems. In the lease structure, this monthly payment is pre-determined and includes a production guarantee. In the power purchase agreement structure, we charge customers a fee per kWh based on the amount of electricity actually produced by the solar energy system. Under both the SolarLease and power purchase agreement, our customers also have the option to pay little or no upfront costs or to reduce the aggregate amount of their future payments by pre-paying a portion of their future payments. Over the term of the agreement, we own and operate the system and guarantee its performance. Our current standard SolarLeases and power purchase agreements have 20-year terms. Prior to 2010, our standard lease term was 15 years. In a limited number of utility districts, we continue to offer lease terms of less than 20 years to comply with applicable incentive programs. In addition, a limited number of our commercial customers have entered into power purchase agreements with terms of between 10 and 20 years.

Energy Efficiency Products and Services

Our energy efficiency products and services enable our customers to save money on their energy bills by reducing their energy consumption. To date, we have completed over 13,000 home energy evaluations and performed more than 2,000 energy efficiency upgrades.

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Home Energy Evaluation.    Our home energy evaluation is the threshold to the broad set of energy efficiency products and services we offer. We sell home energy efficiency evaluations to new solar energy system customers, existing customers, prospective solar energy system customers who are unable to adopt solar energy because of site conditions or credit, and to customers who want to start with energy efficiency improvements. Using our proprietary software, our home energy evaluation consists of a detailed in-home diagnosis that identifies energy use and loss. During the evaluation, we record details of the home’s construction and energy use, measurements of every major building surface, model numbers of appliances and other energy consuming equipment, and measure combustion efficiency and air leakage in the ducts and building envelope. We create a database of this information and review a report of the results with the customer outlining current and future opportunities to improve energy efficiency and home comfort. We then offer to perform these upgrades.

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Energy Efficiency Upgrades.    Based on the detailed analysis from the home energy evaluation, we work with customers to identify their priorities to improve the cost effectiveness, efficiency, health and comfort of their home by implementing appropriate upgrades. We generally handle every aspect of an energy efficiency improvement project for our customers including sales, engineering, permitting, procurement, installation, inspections and any supporting rebate or utility documentation. Our core energy efficiency upgrade products and services address heating and cooling, air sealing, duct sealing, water heating, insulation, high efficiency furnaces, weatherization, pool pumps and lighting.

Other Energy Products and Services

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Electric Vehicle Charging.    We believe there is a strong overlap between customer demand for electric vehicles, or EVs, and solar energy. As consumers switch to EVs, their electricity bills increase substantially, driving demand for lower cost electricity. We install EV charging equipment that we source from third parties. We market EV equipment to residential and commercial customers through retail partnerships with companies such as The Home Depot, and through EV manufacturers and dealerships, such as our preferred partnership with Tesla Motors, Inc. To date, we have sold over 750 charging stations.

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Energy Storage.    We are developing a proprietary battery management system built on our solar energy monitoring communications backbone. The battery management system is designed to enable remote, fully bidirectional control of distributed energy storage that can potentially provide significant benefits to our customers, utilities and grid operators. The benefits of energy storage coupled with a solar energy system to our customers may include back-up power, time-of-use energy arbitrage, rate arbitrage, peak demand shaving and demand response. We believe that advances in battery storage technology, steep reductions in pricing and burgeoning policy changes that support energy storage hold significant promise for enabling deployments of grid-connected energy storage systems. We currently have over 100 energy storage pilot projects under contract.

Enabling Technologies

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SolarBid Sales Management Platform.    SolarBid is a proprietary sales management platform that incorporates a database of rate information by utility, sun exposure, roof orientation and a variety of other factors to enable a detailed analysis and customized graphical presentation of each customer’s savings. SolarBid simplifies the sales process and automates pricing, system configuration and proposal generation. It also automatically prepares the customer agreements, incentive forms and utility paperwork required to complete a project. SolarBid is designed for maximum flexibility, allowing us to quickly add new products, services and geographies.

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SolarWorks Customer Management Software.    SolarWorks is the proprietary software platform we use to track and manage every project. SolarWorks’ embedded database and custom architecture enables reduced costs, improved quality and improved customer experience by supporting scheduling, budgeting and other project management functions as well as customer communications, inventory management and detailed project data.

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Energy Designer.    Energy Designer is a proprietary software application our field engineering auditors use to rapidly collect all pertinent site-specific design details on a tablet computer. This information then syncs with our design automation software, reducing design time and accelerating the permitting process.

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Home Performance Pro.    Home Performance Pro is our proprietary energy efficiency evaluation platform that incorporates the U.S. Department of Energy’s Energy Plus simulation engine. Home Performance Pro collects and stores details of a building’s construction and energy use and accurately simulates the reduction in energy use from energy efficiency upgrades. We use Home Performance Pro to identify opportunities to improve our customers’ energy efficiency.

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SolarGuard and PowerGuide Proactive Monitoring Solutions.    SolarGuard and PowerGuide provide our customers a real-time view of their home’s or business’s energy generation and consumption. Through easy-to-read graphical displays available on smartphones and any device with a web browser, our monitoring systems collect, monitor and display critical performance data from our solar energy systems, including production levels, local weather, electricity usage and environmental impacts such as carbon offset and pollution reduction. Our customer service team reviews system performance data using this proprietary monitoring software to confirm continuing efficient operation.

Our Customers

Our customers buy electricity and other energy services from us that lower their overall energy costs. Because our customers are individuals or commercial businesses with high credit scores and government agencies, and because electricity is a necessity, we perceive our recurring customer payments as high-quality assets. Our customer base is comprised of the following key sectors:

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Residential.    Our residential customers are individual homeowners and homeowners within communities who have participated in our community solar program that want to switch to cleaner, cheaper energy or reduce their home energy consumption through energy efficiency upgrades. Our community solar programs enable communities to collectively adopt clean energy in partnership with their local government or community organization without requiring any local government funds. We have helped more than 50 communities build more than 1,500 projects.

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Commercial.    Our commercial customers represent several business sectors, including technology, retail, manufacturing, agriculture, nonprofit and houses of worship. Our commercial customers include the world’s largest retailer, the world’s premier semiconductor chip maker and hundreds of other businesses.

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Government.    We have installed solar energy systems for several government entities including the U.S. Air Force, Army, Marines and Navy, and the Department of Homeland Security. In November 2011, SolarCity and Bank of America Merrill Lynch announced project SolarStrong, our five-year plan to build more than $1 billion in solar energy projects for privatized U.S. military housing communities across the country. We expect SolarStrong to ultimately create up to 300 megawatts of solar generation capacity that could provide energy to as many as 120,000 military housing units. If completed as anticipated, SolarStrong would be the largest residential solar project in American history.

We generally group our commercial and governmental customers together for our internal customer management purposes. Based on cumulative megawatts deployed, our business is split approximately equally between our residential and commercial customers.

Our commercial and government customers include:

Why Customers Choose SolarCity

The following examples illustrate the experiences of residential, commercial and government customers and the reasons they select us to provide solar energy systems and related energy products and services.

Residential

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California Family.    A California family contacted us to perform an evaluation of their home’s energy usage and costs. We recommended a combination of a solar energy system and energy efficiency products and services to reduce energy costs and consumption and to create a more comfortable home. The family decided to sign a 20-year lease with us for a solar energy system that saves them an average of more than $50 each month. Our energy efficiency evaluators also assessed that the home was losing 60% of its heating through leaks in ductwork and was using an inefficient air cooling system. We replaced the ductwork to reduce leakage and heating costs in the winter and installed a more efficient cooling system to reduce energy costs and increase comfort in the summer. The family now enjoys a more comfortable home and can expect to save thousands of dollars in future energy costs.

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Maryland Homeowner.    A Maryland homeowner sought a solar energy solution to reduce high summertime electricity bills and ultimately decided to lease a solar energy system from us. Over the 20-year term of the contract, he will pay us $29,746 and is projected to create a net savings of $8,305 compared to his projected utility bills. The solar energy system is expected to offset 240,024 pounds of greenhouse gas emissions over the contract term, the equivalent of planting approximately 130 trees. The solar energy system components, including panels, inverters and labor, cost approximately $18,276.

Commercial

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Walmart Stores, Inc.    Walmart, the world’s largest retail business, is pursuing an array of sustainability goals, including a long-term goal to be supplied by 100% renewable energy. Walmart’s goal is to purchase renewable solar energy at prices equal to or less than utility energy rates while also providing price certainty for a percentage of these stores’ electricity requirements against the volatility of fossil-based energy prices. Walmart has contracted with us to purchase solar-generated electricity at 169 locations throughout Arizona, California, Colorado, Maryland, New York and Ohio. We started our first Walmart project in July 2010, and completed 57 projects by the end of 2011. Our solar energy systems typically offset between 10% and 30% of each Walmart location’s total electricity usage.

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Granite Regional Park.    Granite Regional Park is a private-public partnership between Regional Park Limited Partnership and the City of Sacramento. Regional Park developed the Granite Regional Park with the goal of advancing the City of Sacramento’s sustainability goals and providing additional public greenspace. The park is located on an old mining site and includes office buildings and recreation area. Regional Park will pay $2,639,115 over 20 years for the solar electricity generated by the 901 kW solar energy system and is projected to create a net savings of $437,617 compared to the park’s projected utility bills over this period. The installation is expected to offset more than 27 million pounds of greenhouse gas emissions over the contract period, the equivalent of taking approximately 2,500 cars off the road for a year, or planting approximately 15,000 trees.

Government

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Soaring Heights Communities, Davis-Monthan Air Force Base.    In mid-2009, we entered into a transaction with Soaring Heights Communities LLC, an affiliate of Lend Lease (US) Public Partnerships LLC, a leading developer of privatized military housing, to build what we believe to be the largest solar-powered community in the United States: Soaring Heights Communities at Davis-Monthan Air Force Base in Tucson, Arizona. The project includes approximately 6 megawatts of generation capacity, including approximately 3.28 megawatts of ground-mounted solar panel arrays and an additional 2.76 megawatts of roof-mounted systems, spread among 400 residential buildings. When construction began, the project was estimated to represent an increase of more than 15% over the state of Arizona’s grid-tied solar capacity. The solar electricity generated by the systems offsets the majority of the electricity used by the housing community’s over 900 single and multi-family residences. A photograph of a portion of this project appears below.

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Chico Unified School District.    Chico Unified School District decided to explore solar power as a way to help meet the school district’s electricity needs, reduce its dependency on polluting power sources and reduce energy expenses. After a careful selection process, we were awarded the contract to build 1.6 MW of solar energy systems across five district sites. As a power purchase agreement customer, the school district avoided the upfront cost of installing solar and simply buys the power produced from our systems at a set rate. The school district’s solar electricity production is expected to offset 85% of the five sites’ collective, total electricity needs. The school district will pay $10,907,432 for the solar electricity over a 20-year period, and the solar power is projected to create a net savings of $2,441,775 compared to the school district’s projected utility bills over this period. The school district’s solar installations are expected to offset more than 57 million pounds of greenhouse gas emissions over the contract term, the equivalent of taking approximately 5,000 cars off the road for a year, or planting approximately 30,000 trees.

Sales and Marketing

We market and sell our products and services through a national sales organization that includes a direct outside sales force, a call center, a channel partner network and a robust customer referral program.

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Direct outside sales force.    Our outside sales force typically resides and works within a market we serve. Our outside sales force allows us to sell to those customers who prefer a face-to-face interaction.

•	Call center. Our call center allows us to sell our energy products and services to customers without visiting their homes or businesses. Because every home or site is unique, we begin by talking with each prospective customer about their energy needs and savings goals. Then, using online satellite technology, our salesperson evaluates the suitability of the site for our products and services. If either a solar energy system or an energy efficiency evaluation is an appropriate solution, our salesperson briefs the customer on our full scope of products and services, collects preliminary utility usage data and site information, and ultimately, provides a preliminary estimate of costs, including rebate applicability. If the customer desires to work with us, contracts can then be executed with e-signatures.

•	Channel Partner Network

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SolarCity Network.    The SolarCity Network is a by-invitation business development program that pays referral fees to local professionals and businesses that refer customers to us. Typical network members include realtors, architects, contractors and insurance/financial services providers.

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The Home Depot.    Our products and services are available through The Home Depot stores located in California, Arizona, Colorado, Connecticut, Delaware, Maryland, New Jersey, New York, Oregon and the District of Columbia. We are the exclusive solar provider in the stores we serve. We sell through point-of-purchase displays in the stores, through a team of field energy advisors that canvass the stores and speak to prospective customers, and through other direct marketing strategies including in-store flyers, seminars, promotions, search engine marketing campaigns, email campaigns, retail signage and displays, and a co-branded website.

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Homebuilder partners.    Our products and services are available through several new home builders, including Shea Homes. These partners market solar energy systems through a variety of strategies, including advertising within their model homes, signage within their communities, realtor emails, newspaper inserts, online banners and co-branded flyers. Certain of these partners pre-pay for the electricity that will be produced by the solar energy system installed on the new home they sell, using the benefit of free solar energy as a selling point.

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Other channel partners.    Our products and services also are available through Paramount Energy Solutions, LLC, dba Paramount Solar. Paramount Solar engages residential photovoltaic solar system customers through its own sales and marketing strategies.

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Customer Referral Program.    We believe that customer referrals are the most effective way to market our products and services. Approximately 25% of our new residential projects in 2011 originated from existing customer referrals. We offer cash awards to incentivize our current customers to refer their friends, family and colleagues to install solar energy systems or enroll in an energy efficiency evaluation performed. We also encourage our customers to host solar energy parties with their friends, family and colleagues, where one of our in-house solar consultants make an informal presentation.

We also market our products and services through a variety of direct marketing strategies designed to reach qualified homeowners and businesses, including radio ads and public radio sponsorships, newspaper and magazine ads, online banner ads, search engine marketing, direct mail, participation in trade shows, events and home shows, email marketing, public relations, social media, sweepstakes and promotions, newsletters, community programs and field marketing techniques such as door-to-door canvassing. Our in-house marketing team manages and coordinates our media buying and customizes our content for each region.

Operations and Suppliers

We purchase major components such as solar panels and inverters directly from multiple manufacturers. We screen these suppliers and components based on expected cost, reliability, warranty coverage, ease of installation and other ancillary costs. As of September 30, 2012, our primary solar panel suppliers were Trina Solar Limited, Yingli Green Energy Holding Company Limited and Kyocera Solar, Inc., among others, and our primary inverter suppliers were Power-One, Inc., SMA Solar Technology, AG, Schneider Electric SA, Fronius International GmbH and SolarEdge Technologies, among others. We typically enter into master contractual arrangements with our major suppliers that define the general terms and conditions of our purchases, including warranties, product specifications, indemnities, delivery and other customary terms. We typically purchase solar panels and inverters on an as-needed basis from our suppliers at then-prevailing prices pursuant to purchase orders issued under our master contractual arrangements. We generally do not have any supplier arrangements that contain long-term pricing or volume commitments, although at times in the past we have made limited purchase commitments to ensure sufficient supply of components.

The U.S. government has imposed tariffs on solar cells manufactured in China. Based on determinations by the U.S. government, the applicable anti-dumping tariff rates range from approximately 8% - 239%. To the extent that U.S. market participants experience harm from Chinese pricing practices, an additional tariff of approximately 15%-16% will be applied. Because we currently purchase solar panels containing cells manufactured outside of China, we currently are not adversely impacted by the tariffs.

Our racking systems are manufactured by contract manufacturers in the United States using our design.

We generally source the hundreds of other products related to our solar energy systems and energy efficiency upgrades services, such as HVAC and water heating equipment, fasteners and electrical fittings, through a variety of distributors. In addition, we source our EV charging stations from Tesla Motors and others.

We currently operate in 14 states. We manage inventory through one of our six centralized storage and distribution facilities, and we distribute inventory to local warehouses weekly as needed. We maintain a fleet of over 650 trucks and other vehicles to support our installers and operations. This operational scale is fundamental to our business, as our field teams currently complete more than 1,000 residential installations each month, while our project management teams simultaneously manage thousands of projects as they move through the stages of engineering, permitting, installation and monitoring.

We offer a range of warranties and performance guarantees for our solar energy systems. We generally provide warranties of between 10 to 20 years on the generating and nongenerating parts of the solar energy systems we sell, together with a pass-through of the inverter and module manufacturers’ warranties that generally range from 5 to 25 years. Where we sell the electricity generated by a solar energy system, we compensate customers if their system produces less energy than our guarantee in any given year by refunding overpayments. We also provide ongoing service and repair during the entire term of the customer relationship. Costs associated with such ongoing service and repair have not been material.

Securing Our Solar Energy Systems

Unless a customer fully prepays for its solar energy system, we file a uniform commercial code financing statement, or UCC-1, on the systems in the real property records where each system is located prior to or when the system is installed. We file the UCC-1 to put on notice anyone who might perform a title search on the address where the system is located that our property, the solar energy system, is installed on the building. This filing protects our rights as the system’s owner against any mortgage on the real property. If the lender that holds the mortgage on the real property forecloses on our customer’s home, the UCC-1 filing protects our interest in the solar energy system and prohibits the lender from taking ownership of our solar energy system. A UCC-1 fixture filing is not a lien against a customer’s home and does not entitle us to the proceeds of the sale of a home in foreclosure. Typically, when a foreclosed home is sold by the lender, we negotiate with the prospective buyer to assume the existing lease or power purchase agreement. We believe the prospective buyer is motivated to assume the existing agreement by the opportunity to purchase energy from us at a lower price than that available from the electric utility. To date, we have only had to repossess four systems. In every other case, we have successfully negotiated with the new buyer to assume the existing lease or power purchase agreement.

Competition

We believe that our primary competitors are the traditional utilities that supply energy to our potential customers. We compete with these traditional utilities primarily based on price, predictability of price, and the ease by which customers can switch to electricity generated by our solar energy systems. We believe that we compete favorably with traditional utilities based on these factors in the regions we service.

We also compete with companies that provide products and services in distinct segments of the downstream solar energy and energy efficiency value chain. For example, many solar companies only install solar energy systems, while others only provide financing for these installations. These distributed energy competitors typically work in contractual arrangements with third parties, leaving the customer in the position of having to deal with different companies for different aspects of their solar energy project. In the residential solar energy system installation market, our competitors include American Solar Electric, Inc., Astrum Solar, Inc., Petersen Dean, Inc., Real Goods Solar, Inc., REC Solar, Inc., Sungevity, Inc., Trinity Solar, Inc., Verengo, Inc. and many smaller local solar companies. In the commercial solar energy system installation market, our competitors include Chevron Corporation, SunPower Corporation and Team Solar, Inc. In the solar project financing market, our competitors include SunRun Inc. In the energy efficiency products and services market, our competitors include Ameresco, Inc.

We believe that we compete favorably with these companies because we take an integrated approach to Better Energy, including offering solar energy systems, energy efficiency offerings, electric vehicle charging stations and additional energy-related products and services, as well as in-house sales, financing, engineering, installation, monitoring, and operations and maintenance. Our competitors offer only a subset of the products and services we provide. Aside from simple cost efficiency, we offer distinct practical benefits as an all-in-one provider. We provide a single point of contact and accountability for our products and services during the relationship with our customers.

Intellectual Property

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark, copyright and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights.

As of September 30, 2012, we had 6 patents issued and 17 pending applications with the U.S. Patent and Trademark Office. These patents and applications relate to our installation and mounting hardware, our finance products, our monitoring solutions and our software platforms. Our issued patents start expiring in 2028. We intend to continue to file additional patent applications.

All of our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and assigning to us any ownership that they may claim in those works.

Government Regulation

We are not a “regulated utility” in the United States under applicable national, state or other local regulatory regimes where we conduct business. For our limited operations in Ontario, Canada, our subsidiary is subject to the regulations of the relevant energy regulatory agencies applicable to all producers of electricity under the relevant feed-in tariff, or FIT, regulations, including the FIT rates.

To operate our systems we obtain interconnection agreements from the applicable local primary electricity utility. Depending on the size of the solar energy system and local law requirements, interconnection agreements are between the local utility and either us or our customer. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are required once interconnection agreements are signed. We maintain a utility administration function, with primary responsibility for engaging with utilities and ensuring our compliance with interconnection rules.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that protect and regulate employee health and safety. We have a robust safety department led by a safety professional, and we expend significant resources to comply with OSHA requirements and industry best practices.

Federal and/or state prevailing wage requirements, which generally apply to any “public works” construction project that receives public funds, may apply to installations of our solar energy systems on government facilities. The prevailing wage is the basic hourly rate paid on public works projects to a majority of workers engaged in a particular craft, classification or type of work within a particular area. Prevailing wage requirements are established and enforced by regulatory agencies. Our in-house prevailing wage expert monitors and coordinates our continuing compliance with these regulations.

Government Incentives

U.S. federal, state and local governments have established various incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives include tax credits, cash grants, tax abatements, rebates, and net energy metering, or net metering, programs. These incentives help catalyze private sector investments in solar energy and efficiency measures, including the installation and operation of residential and commercial solar energy systems.

The federal government provides an uncapped investment tax credit, or Federal ITC, that allows a taxpayer to claim a credit of 30% of qualified expenditures for a residential or commercial solar energy system that is placed in service on or before December 31, 2016. This credit is scheduled to reduce to 10% effective January 1, 2017. Solar energy systems that began construction prior to the end of 2011 are eligible to receive a 30% federal cash grant paid by the U.S. Treasury Department under section 1603 of the American Recovery and Reinvestment Act of 2009, or the U.S. Treasury grant, in lieu of the Federal ITC. The federal government also provides accelerated depreciation for eligible solar energy systems.

We have received U.S. Treasury grants with respect to the vast majority of the solar energy systems that we have installed, and we expect to receive U.S. Treasury grants with respect to many more solar energy systems that we will install in the near future. We have relied on, and will continue to rely in the near future on, U.S. Treasury grants to lower our cost of capital and to incent fund investors to invest in our funds. Also, the U.S. Treasury grants have enabled us to lower the price we charge customers for our solar energy systems.

Approximately half of the states offer a personal and/or corporate investment or production tax credit for solar, that is additive to the Federal ITC. Further, more than half of the states, and many local jurisdictions, have established property tax incentives for renewable energy systems, that include exemptions, exclusions, abatements and credits.

Many state governments, utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentive for the installation and operation of a solar energy system or energy efficiency measures. Capital costs or “up-front” rebates provide funds to solar customers based on the cost, size or expected production of a customer’s solar energy system. Performance-based incentives provide cash payments to a system owner based on the energy generated by their solar energy system during a pre-determined period, and they are paid over that time period. Some states also have established FIT programs that are a type of performance-based incentive where the system owner-producer is paid a set rate for the electricity their system generates over a set period of time.

Forty-three states have a regulatory policy known as net metering. Each of the states and Washington, D.C., where we currently serve customers has adopted a net metering policy except for Texas, where certain individual utilities have adopted a policy similar to net metering. Net metering typically allows our customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system in excess of electric load that is exported to the grid. At the end of the billing period, the customer simply pays for the net energy used or receives a credit at the retail rate if more energy is produced than consumed. Some states require utilities to provide net metering to their customers until the total generating capacity of net metered systems exceeds a set percentage of the utilities’ aggregate customer peak demand.

Many states also have adopted procurement requirements for renewable energy production. Twenty-nine states have adopted a renewable portfolio standard that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, such as solar energy systems, by a specified date. To prove compliance with such mandates, utilities must surrender renewable energy certificates, or RECs. System owners often are able to sell RECs to utilities directly or in REC markets.

Employees and Our Company Values

We take great pride in being a company built on values. Our values are an integral part of who we are and how we conduct business, and they provide the framework for delivering exceptional service to our customers. These values are:

•	We are teammates.

•	We are innovators who welcome change.

•	We provide quality workmanship.

•	We act with integrity and honesty.

•	We strive to lower costs.

•	We are anchored in safety.

•	We strive to exceed customer expectations.

•	We change the world for the better.

We strive to attract, hire and retain the best employees and have designed programs to reward and incent our employees, including competitive salaries, equity ownership and substantial opportunities for career advancement.

As of October 31, 2012, we had 2,300 full-time employees, consisting of 642 in sales and marketing, 165 in engineering, 1,089 in installation, 230 in customer care and project controls and 174 others. Of our employees, 1,424 are located in California, including 603 located in our headquarters in San Mateo, California. Our remaining employees are located in 10 other states and Washington, D.C.

Competition for qualified personnel in our industry is increasing, particularly for installers and other personnel involved in the installation of solar energy systems and the delivery of energy products and services. Because we are headquartered in the San Francisco Bay Area, we compete for a limited pool of technical and engineering resources, and this requires us to pay wages that are competitive with relatively high San Francisco Bay Area standards for employees employed in these fields. Further, as the industry continues to expand, we are increasingly subject to competition to hire the best salespeople and others who are keys to our growing business. We employ a team of full-time recruiters who are dedicated to identifying and qualifying prospective employees to support our growth.

Our employees are not currently represented by any labor union or subject to any collective bargaining agreement. To date, we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Facilities

Our corporate headquarters and executive offices are located in San Mateo, California, where we occupy approximately 68,025 square feet of office space under a lease that expires in December 2016. Our other locations include sales offices and warehouses in Arizona, California, Colorado, Connecticut, Hawaii, Maryland, Massachusetts, New Jersey, New York, Oregon, Pennsylvania and Texas. We also maintain sales and support offices in Ontario, Canada.

We lease all of our facilities, and we do not own any real property. We believe that our existing facilities are adequate for our current needs and that we will be able to lease suitable additional or alternative space on commercially reasonable terms if and when we need it.

Legal Proceedings

On February 13, 2012, SunPower Corporation filed an action in the United States District Court for the Northern District of California (Civil Action No. 12-00694). The complaint asserts 12 causes of action against six defendants: SolarCity, Thomas Leyden, Matt Giannini, Dan Leary, Felix Aguayo and Alice Cathcart, although only the following six causes of action are asserted against SolarCity: trade secret misappropriation; conversion; trespass to chattels; interference with prospective business advantage; unfair competition; and statutory unfair competition. Each of Messrs. Leyden, Giannini, Leary and Aguayo, and Ms. Cathcart, or the Individual Defendants, are former SunPower employees, and at the time SunPower filed the complaint, each was a SolarCity employee. The complaint’s claims generally relate to alleged unlawful access of SunPower computers by the Individual Defendants for the purpose of securing SunPower information, the alleged misappropriation of SunPower’s trade secret information for competitive advantage or in furtherance of recruiting some or all of the Individual Defendants to leave

SunPower and join SolarCity. The complaint seeks preliminary and permanent injunctions, damages and attorney’s fees. In September 2011, we hired Mr. Leyden as our vice president of commercial sales; subsequently, his title was changed to vice president, project development. Mr. Leyden’s employment with us ceased on March 2, 2012. Discovery in the complaint has not yet commenced, and no trial date has been set. SolarCity intends to defend itself vigorously against the complaint’s allegations.

On August 17, 2012, Kevin Demattio, a former outside sales employee, filed a putative class action complaint against SolarCity in the Superior Court for the County of Los Angeles (Civil Action No. BC490482). Mr. Demattio purports to represent a class of certain current and former outside sales representatives, and those with a similar title, who worked for us in California for the four-year period prior to the filing of the complaint. The complaint alleges causes of action for failure to pay proper wages due under various commission pay plans; failure to properly pay the wages of terminated (or resigned) employees; failure to provide proper itemized wage statements because of an alleged failure to specify requisite information; failure to keep accurate time records; and related claims for unfair competition and a California state statute permitting individuals to pursue claims not pursued by a state agency. Mr. Demattio seeks unspecified damages for himself and affected class members, including all wages due and owing, applicable statutory penalties (including waiting time penalties), interest, attorneys’ fees and costs. We have not yet responded to the complaint. We intend to defend ourselves vigorously against the complaint’s allegations.

In July 2012, we and other companies with significant market share, and other companies related to the solar industry, received subpoenas from the U.S. Department of Treasury’s Office of the Inspector General to deliver certain documents in our respective possession. In particular, our subpoena requested, among other things, documents dated, created, revised or referred to since January 1, 2007 that relate to our applications for U.S. Treasury grants or communications with certain other solar development companies or certain firms that appraise solar energy property for U.S. Treasury grant application purposes. The Inspector General is working with the Civil Division of the U.S. Department of Justice to investigate the administration and implementation of the U.S. Treasury grant program, including possible misrepresentations concerning the fair market value of the solar power systems submitted for grant under that program made in grant applications by companies in the solar industry, including us. We intend to cooperate fully with the Inspector General and the Department of Justice. We anticipate that at least six months will be required to gather all of the requested documents and provide them to the Inspector General, and at least another year following that for the Inspector General to conclude its review of the materials. We are not aware of, and have not been made aware of, any specific allegations of misconduct or misrepresentation by us or our officers, directors or employees, and no such assertions have been made by the Inspector General or the Department of Justice.

From time to time, we may be involved in litigation relating to claims arising in the ordinary course of our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of November 30, 2012:

Name	Age	Position(s)
Executive Officers:
Lyndon R. Rive	35	Founder, Chief Executive Officer and Director
Peter J. Rive	38	Founder, Chief Operations Officer, Chief Technology Officer and Director
Robert D. Kelly.	55	Chief Financial Officer
Tobin J. Corey	51	Chief Revenue Officer
Linda L. Keala	54	Vice President, Human Resources
Mark C. Roe	49	Vice President, Operations
John M. Stanton	49	Vice President, Governmental Affairs
Ben Tarbell	37	Vice President, Products
Seth R. Weissman	43	Vice President, General Counsel and Secretary
Non-Employee Directors:
Elon Musk	41	Chairman of the Board
Raj Atluru	43	Director
John H. N. Fisher(1)(2)(3)	53	Director
Antonio J. Gracias	42	Director
Donald R. Kendall, Jr.(3)	60	Director
Nancy E. Pfund(1)(2)(3)	57	Director
Jeffrey B. Straubel(1)(2)	36	Director

(1)	Member of the nominating and corporate governance committee.
(2)	Member of the compensation committee.
(3)	Member of the audit committee.

Executive Officers

Lyndon R. Rive, one of our founders, has served as chief executive officer and a member of our board of directors since July 2006. Prior to co-founding SolarCity, from October 1999 to July 2006, Mr. Rive co-founded and served as vice president and a member of the board of directors of Everdream Corporation, a leading provider of distributed computer management software and services acquired by Dell Inc. in 2007. Prior to this, Mr. Rive founded LRS, a distributor of health products in South Africa. Mr. Rive is also a current member of the U.S. underwater hockey team. Mr. Rive was selected to serve on our board of directors due to his perspective and experience as one of our founders and as our chief executive officer, as well as his extensive background in the solar industry.

Peter J. Rive, one of our founders, has served as chief operations officer, chief technology officer and a member of our board of directors since July 2006. Prior to co-founding SolarCity, from April 2001 to June 2006, Mr. Rive served as chief technology officer of Everdream Corporation, a leading provider of distributed computer management software and services acquired by Dell Inc. in 2007. Mr. Rive holds a bachelor’s degree in computer science from Queen’s University, Canada. Mr. Rive was selected to serve on our board of directors due to his perspective and experience as one of our founders and as our chief operations officer and chief technology officer, as well as his extensive background in the solar industry.

Robert D. Kelly has served as our chief financial officer since October 2011. Prior to joining SolarCity, Mr. Kelly served as chief financial officer of Calera Corporation, a clean technology company, from August 2009 to October 2011, and as an independent consultant providing financial advice to retail energy providers and power developers from January 2006 to August 2009. Mr. Kelly served as chief financial officer and executive vice president of Calpine Corporation, an independent power producer, from March 2002 to November 2005, as president of Calpine Finance Company from March 2001 to November 2005, and held various financial management roles with Calpine from 1991 to 2001. In December 2005, Calpine filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code and emerged from reorganization under Chapter 11 in January 2008. Mr. Kelly also served as the marketing manager of Westinghouse Credit Corporation from 1990 to 1991, as vice president of Lloyds Bank PLC from 1989 to 1990, and in various positions with The Bank of Nova Scotia from 1982 to 1989. Mr. Kelly holds a bachelor’s of commerce degree from Memorial University of Newfoundland and an MBA from Dalhousie University, Canada.

Tobin J. Corey has served as our chief revenue officer since January 2012. Since October 2011, Mr. Corey served as an adjunct professor at Stanford University teaching management science and engineering. Prior to joining SolarCity, Mr. Corey was chief executive officer of Intend Change Group, Inc., a venture capital construction company launching new start ups, from September 1999 to December 2011. From September 1995 to September 1999, Mr. Corey served as president and chief operating officer of USWeb Corporation, an internet services firm. Mr. Corey holds a bachelor’s degree in economics and computer science from Southern Connecticut State University.

Linda L. Keala has served as our vice president, human resources since January 2011 and as our director of human resources from November 2010 to January 2011. Prior to joining SolarCity, Ms. Keala co-founded and served as vice president of TransformBlue, Inc., a mobile internet technology advisor, from July 2009 to November 2010. Prior to TransformBlue, Ms. Keala served as vice president of business operations and secretary of NBX Inc., an online sports entertainment company, from September 2005 to June 2009. From January 2000 to December 2005, Ms. Keala served as vice president, human resources and administration at Intend Change Group, Inc., a venture capital construction company. Ms. Keala served as executive vice president and chief people officer of USWeb Corporation, an internet services firm, from January 1996 to December 1999.

Mark C. Roe has served as our vice president, operations since January 2011. Mr. Roe joined SolarCity following his brief retirement after serving as senior director of worldwide service at Apple Inc., a designer, manufacturer and marketer of personal computers and related products, from February 2004 to March 2009. Mr. Roe served as vice president of customer service and quality at Palm, Inc., a manufacturer of handheld electronics, from March 2001 to January 2004. Mr. Roe also held positions at Webvan Group, Inc. and Beyond.com, Inc. Mr. Roe holds a bachelor’s degree in industrial engineering and operations research from Virginia Polytechnic Institute and State University, and an MBA from Syracuse University.

John M. Stanton has served as our vice president, governmental affairs since March 2010. Prior to joining SolarCity, Mr. Stanton served as executive vice president and general counsel of the Solar Energy Industries Association, where he oversaw legal and government affairs for the solar industry’s pre-eminent trade association, from November 2006 to February 2010. Mr. Stanton also served as vice president for energy, climate and transportation programs at the National Environmental Trust from December 1998 to December 2006. Mr. Stanton also served as legislative counsel for the U.S. Environmental Protection Agency and as Deputy Attorney General for the state of New Jersey. Mr. Stanton holds a bachelor’s degree in Latin American studies and philosophy from Tulane University and a J.D. from Georgetown University Law School.

Ben Tarbell has served as our vice president, products since May 2010 and previously served as our director of products from November 2006 to May 2010. Prior to joining SolarCity, Mr. Tarbell served as program manager, PV Modules for Miasolé, a thin-film solar cell developer, from July 2005 to November 2006. Prior to Miasolé Inc., Mr. Tarbell served as project manager for IDEO Inc., a design consulting firm, from June 1998 to July 2003. Mr. Tarbell holds a bachelor’s degree in mechanical engineering from Cornell University, a master’s degree in mechanical engineering design from Stanford University and an MBA from the Stanford Graduate School of Business.

Seth R. Weissman has served as our vice president and general counsel since September 2008 and as our secretary since May 2009. Prior to joining SolarCity, Mr. Weissman served as vice president, general counsel, and chief privacy officer of Coremetrics, Inc., the leading digital marketing company, from June 2004 to August 2008. Mr. Weissman also practiced employment and corporate law at Wilson Sonsini Goodrich & Rosati, Professional Corporation, at Stoneman, Chandler and Miller LLP, and at Hutchins, Wheeler, Dittmar, Professional Corporation. Mr. Weissman holds a bachelor’s degree in political science from The Pennsylvania State University and a J.D. from Boston University School of Law.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. Lyndon R. Rive, our co-founder and chief executive officer, and Peter J. Rive, our co-founder, chief operations officer and chief technology officer, are brothers and cousins to Elon Musk, the chairman of our board of directors. There are no other family relationships among any of our directors or executive officers.

Non-Employee Directors

Elon Musk has served as the chairman of our board of directors since July 2006. Mr. Musk has served as the chief executive officer of Tesla Motors, Inc., a high-performance electric vehicle developer and manufacturer, since October 2008, and as chairman of the board of directors of Tesla since April 2004. Mr. Musk has also served as chief executive officer, chief technology officer and chairman of Space Exploration Technologies Corporation, a company which is developing and launching advanced rockets for satellite and eventually human transportation, since May 2002. Mr. Musk co-founded PayPal, Inc., an electronic payment system, which was acquired by eBay Inc. in October 2002, and Zip2 Corporation, a provider of internet enterprise software and services, which was acquired by Compaq Computer Corporation in March 1999. Mr. Musk holds a bachelor’s degree in physics from the University of Pennsylvania and a bachelor’s degree in economics from the Wharton School of the University of Pennsylvania.

We believe Mr. Musk possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience with technology companies, extensive experience with energy technology companies and the perspective and experience he brings as one of our largest stockholders.

Raj Atluru has served as a member of our board of directors since March 2012. Mr. Atluru has been a partner of Silver Lake Kraftwerk since 2011. Prior to joining Silver Lake, Mr. Atluru was a partner at Draper Fisher Jurvetson for 10 years where he spearheaded DFJ’s cleantech investment practice and its India investment operations. Mr. Atluru remains a venture partner at DFJ. Mr. Atluru has been investing in the energy and resource sectors since 1997 and has served on the board of directors of numerous private companies. Mr. Atluru holds a B.S. and an M.S. in Civil Engineering and an M.B.A. from Stanford University.

We believe Mr. Atluru possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience as a cleantech and renewable energy venture capital investor and as a board member.

John H. N. Fisher has served as a member of our board of directors since August 2007. Mr. Fisher has served as a managing director of Draper Fisher Jurvetson, a venture capital firm, for over two decades. Mr. Fisher serves on the board of directors of DFJ ePlanet Ventures and on the

Investment Committees of DFJ Growth Fund, DFJ New England, and DFJ Esprit Ventures. Mr. Fisher previously held positions at ABS Ventures, Alex. Brown & Sons Inc., and Bank of America Corporation. Mr. Fisher serves as a Trustee of the California Academy of Sciences and serves on the board of directors of Common Sense Media. Mr. Fisher holds a bachelor’s degree in history of science from Harvard College and an MBA from Harvard Business School.

We believe Mr. Fisher possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience as a venture capital investor and as a board member.

Antonio J. Gracias has served as a member of our board of directors since February 2012. Mr. Gracias has been chief executive officer of Valor Management Corp., a private equity firm, since 2003. Mr. Gracias holds a joint B.S. and M.S. degree in international finance and economics from the Georgetown University School of Foreign Service and a J.D. from the University of Chicago Law School. Mr. Gracias also serves as a member of the board of directors of Tesla Motors, Inc., a high-performance electric vehicle developer and manufacturer.

We believe that Mr. Gracias possesses specific attributes that qualify him to serve as a member of our board of directors, including his management experience with a nationally recognized private equity firm and his operations management and supply chain optimization expertise.

Donald R. Kendall, Jr. has served as a member of our board of directors since September 2012. Mr. Kendall has served as managing director and chief executive officer of Kenmont Capital Partners, an alternative investment firm specializing in power and energy investments, since October 1998. Mr. Kendall previously served as president of Cogen Technologies Capital Company, a power generation firm, and concurrently as chairman and chief executive officer of Palmetto Partners, an investment management firm, from July 1993 to October 1998. Mr. Kendall holds a bachelor’s degree in economics from Hamilton College and an MBA from the Tuck School of Business at Dartmouth College.

We believe Mr. Kendall possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience with power, energy and alternative energy companies, his experience in executive management positions and his experience as a member of several public and private boards of directors.

Nancy E. Pfund has served as a member of our board of directors since August 2007. Ms. Pfund has also served as a managing partner of DBL Investors, a venture capital firm, since January 2008. Ms. Pfund previously served as a managing director of JPMorgan & Co., an investment bank, from January 2002 to January 2008. Ms. Pfund also serves as a member of the board of directors of the California Clean Energy Fund, a not-for-profit fund mandated by the California Public Utilities Commission to invest in companies pursuing fossil-fuel alternatives, and is a member of the Advisory Board of the UC Davis Center for Energy Efficiency. Ms. Pfund holds a bachelor’s degree and a master’s degree in anthropology from Stanford University and an MBA from the Yale School of Management.

We believe Ms. Pfund possesses specific attributes that qualify her to serve as a member of our board of directors, including her extensive experience as a venture capital investor focusing on technology companies, and as a board member.

Jeffrey B. Straubel has served as a member of our board of directors since August 2006. Mr. Straubel has served as chief technology officer of Tesla Motors, Inc., a high-performance electric vehicle developer and manufacturer, since May 2004 and as principal engineer, drive systems from

March 2004 to May 2005. Mr. Straubel served as chief technical officer and co-founder of Volacom Inc., an aerospace firm which designed a specialized high-altitude electric aircraft platform, from January 2002 to May 2004. Mr. Straubel holds a bachelor’s degree in energy systems engineering from Stanford University and a master’s degree in engineering, with an emphasis on energy conversion, from Stanford University.

We believe Mr. Straubel possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience with energy technology companies.

Board Composition

Our board of directors currently consists of nine members. Our amended and restated certificate of incorporation as currently in effect provides that our board of directors shall consist of eleven members. We anticipate filling these two vacancies with independent directors.

Following the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors, each serving staggered three-year terms. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2013 for the Class I directors, 2014 for the Class II directors and 2015 for the Class III directors.

•	Our Class I directors will be Mr. Atluru, Mr. Fisher and Mr. Lyndon Rive, and their terms will expire at the annual meeting of stockholders to be held in 2013;

•	Our Class II directors will be Mr. Gracias, Ms. Pfund and Mr. Peter Rive, and their terms will expire at the annual meeting of stockholders to be held in 2014; and

•	Our Class III directors will be Mr. Kendall, Mr. Musk and Mr. Straubel, and their terms will expire at the annual meeting of stockholders to be held in 2015.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term shall continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Our board of directors is responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors have full access to our management and independent advisors.

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Our audit committee oversees and reviews with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures, and our compensation committee oversees risk related to compensation policies. Both our audit and compensation committees report to the full board of directors with respect to these matters, among others.

Director Independence

In connection with this offering, we intend to list our common stock on the NASDAQ Global Market. Under the listing requirements and rules of the NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of the NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that each of Messrs. Atluru, Fisher, Gracias, Kendall and Straubel, and Ms. Pfund are “independent directors” as defined under the rules of the NASDAQ Stock Market, constituting a majority of our board of directors as required by the rules of the NASDAQ Stock Market. Our board of directors also determined that Messrs. Fisher and Kendall and Ms. Pfund, who comprise our audit committee, and Mr. Straubel, who joins Mr. Fisher and Ms. Pfund on our compensation committee and our nominating and governance committee, satisfy the independence standards for their respective committees established by applicable SEC rules and the rules of the NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of the Board of Directors

Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors. Following the completion of the offering contemplated by this prospectus, copies of the charters for our audit committee, compensation committee and nominating and corporate governance committee will be available without charge, upon request in writing to SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402; Attn: Secretary, or on the investor relations portion of our website, www.solarcity.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee.    Our audit committee oversees our corporate accounting and financial reporting processes. Our audit committee generally oversees:

•	our accounting and financial reporting processes as well as the audit and integrity of our financial statements;

•	the qualifications and independence of our independent registered public accounting firm;

•	the performance of our independent registered public accounting firm; and

•

our compliance with disclosure controls and procedures and internal controls over financial reporting as well as the compliance of our employees, directors and consultants with ethical standards adopted by us.

Our audit committee also has certain responsibilities, including without limitation, the following:

•	selecting and hiring the independent registered public accounting firm;

•	supervising and evaluating the independent registered public accounting firm;

•	evaluating the independence of the independent registered public accounting firm;

•	approving audit and non-audit services and fees;

•	preparing the audit committee report that the SEC requires to be included in our annual proxy statement;

•

reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	reviewing reports and communications from the independent registered public accounting firm; and

•	serving as our qualified legal compliance committee.

Our audit committee is comprised of Messrs. Fisher and Kendall and Ms. Pfund. Mr. Kendall serves as our audit committee chairperson. Our board of directors has determined that each of the directors serving on our audit committee meets the requirements for financial literacy under applicable rules and regulations of the SEC and the NASDAQ Stock Market. In addition, our board of directors has determined that Mr. Kendall meets the requirements of a financial expert as defined under the applicable rules and regulations of the SEC and who has the requisite financial sophistication as defined under the applicable rules and regulations of the NASDAQ Stock Market. Our board of directors has considered the independence and other characteristics of each member of our audit committee, and our board of directors believes that each member meets the independence and other requirements of the NASDAQ Stock Market and the SEC.

Our audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and the NASDAQ Stock Market. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee.    Our compensation committee oversees our corporate compensation policies, plans and benefit programs and is responsible for evaluating, approving and reviewing the compensation arrangements, plans, policies and programs for our executive officers and directors, and overseeing our cash-based and equity-based compensation plans.

The functions of our compensation committee include, among other things:

•	overseeing our compensation policies, plans and benefit programs;

•

reviewing and approving for our executive officers: the annual base salary, annual incentive bonus, including the specific goals and dollar amount, equity compensation, employment agreements, severance agreements and change in control arrangements, and any other benefits, compensation or arrangements;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administering our equity compensation plans.

Our compensation committee is comprised of Messrs. Fisher and Straubel and Ms. Pfund. We have not designated a compensation committee chairperson. Our board of directors has considered the independence and other characteristics of each member of our compensation committee. Our board of directors believes that each member of our compensation committee meets the requirements for independence under the current requirements of the NASDAQ Stock Market, is a nonemployee director as defined by Rule 16b-3 promulgated under the Exchange Act and is an outside director as defined pursuant to Section 162(m) of the Code.

Our compensation committee will operate under a written charter that will satisfy the applicable standards of the SEC and the NASDAQ Stock Market. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee.    The functions of our nominating and corporate governance committee include, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors for each annual meeting of stockholders;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	reviewing the succession planning for each of our executive officers;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee to our board of directors.

Our nominating and corporate governance committee is comprised of Messrs. Fisher and Straubel and Ms. Pfund. We have not designated a nominating and corporate governance committee chairperson. Our board of directors has considered the independence and other characteristics of each member of our nominating and corporate governance committee. Our board of directors believes that each member of our nominating and corporate governance committee meets the requirements for independence under the current requirements of the NASDAQ Stock Market.

Our nominating and corporate governance committee will operate under a written charter that will satisfy the applicable standards of the SEC and the NASDAQ Stock Market. We intend to comply with future requirements to the extent they become applicable to us.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, and we have also adopted a code of ethics for principal executives and senior financial officers.

Director Compensation

In 2011, none of our non-employee directors received any cash, equity, or other compensation for their services as directors or as members of any board committee.

In September 2012, we implemented a director compensation plan, pursuant to which our future non-employee directors are eligible to receive equity awards and annual cash retainers as compensation for service on our board of directors and committees of our board of directors. Under the director compensation plan, each individual who joins our board of directors as a non-employee director following the implementation of the plan will receive an initial stock option grant to purchase 30,000 shares at the time of initial election or appointment and additional triennial option grants for the purchase of 15,000 shares, as well as an annual cash retainer of $15,000, subject to continued service on our board of directors. Such non-employee directors who serve on committees of our board of directors will receive various specified additional equity awards and cash retainers.

Mr. Kendall joined our board of directors in September 2012. Pursuant to our director compensation plan, we granted him an option to purchase 30,000 shares of our common stock, and we will pay him an annual cash retainer of $15,000, subject to his continued service as member of our board of directors. In connection with Mr. Kendall’s appointment as chairperson of our audit committee, we granted him an additional option to purchase 20,000 shares of our common stock, and we will pay him an additional annual cash retainer of $15,000, subject to his continued service as chairperson of our audit committee. In addition, in connection with Mr. Kendall joining our board of directors, we awarded him a special, one-time grant of restricted stock units covering 16,991 shares of common stock.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serve, or have served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Before establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

EXECUTIVE COMPENSATION

2011 Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to our principal executive officer and each of our named executive officers during the last completed fiscal year. These individuals are our named executive officers for 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards (1)($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (2)($)	Total ($)
Lyndon R. Rive, Chief Executive Officer	2011	$251,731	—	—	$3,753,400	$100,000	$54	$4,105,185

Peter J. Rive, Chief Operations Officer and Chief Technology Officer	2011	$251,731	—	—	$3,753,400	$100,000	$54	$4,105,185

Robert D. Kelly, Chief Financial Officer(3)	2011	$46,731	—	—	$2,882,014	$31,250	$40	$2,960,035

(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to our named executive officers during 2011 as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 2 to the audited consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that our named executive officers may receive from the options.
(2)	The amounts reported in the All Other Compensation column represent group term life insurance premiums.
(3)	Mr. Kelly joined SolarCity as our chief financial officer in October 2011. His annual base salary is $270,000.

2011 Bonus Decisions

After the conclusion of the fiscal year, our chief executive officer and our chief operations officer evaluated our financial performance for 2011 and determined that, based on this performance, as well as their evaluation of the performance and contributions of our chief financial officer, that we should pay a bonus to him. These determinations were based on a subjective assessment of his contribution during the year. In addition, our chief executive officer and our chief operations officer also took into consideration his responsibilities, experience, skills, equity holdings, and current market practice.

In addition, our board of directors evaluated the performance of our chief executive officer and our chief operations officer and determined to pay bonuses to these individuals. These determinations were based on a subjective assessment of each individual’s contributions during the year and equity holdings.

The annual cash bonuses for our named executive officers earning such bonuses for 2011 were as follows:

Named Executive Officer	Target Cash Bonus Opportunity		Actual Cash Bonus
Lyndon R. Rive	—		$100,000
Peter J. Rive	—		$100,000
Robert D. Kelly	$31,250	(1)	$31,250

(1)	Represents the pro rata portion of Mr. Kelly’s target cash bonus opportunity of $150,000, adjusted to reflect his actual time of employment in 2011.

2011 Equity Grants

On May 25, 2011, our board of directors approved stock option grants to purchase shares of our common stock for Messrs. Lyndon R. Rive and Peter J. Rive. The stock options granted to these named executive officers were for the right of each to purchase 1,000,000 shares of our common stock, with an exercise price equal to $5.07 per share, the fair market value of our common stock as determined by our board of directors on that date, and have a 48-month time-based vesting schedule.

On October 24, 2011, our board of directors approved the grant to Mr. Kelly of two stock option awards, each to purchase 332,014 shares of our common stock, each with an exercise price equal to $5.92 per share, the fair market value of our common stock as determined by our board of directors on that date. The first of the two stock options is subject to a four-year time-based vesting schedule with an initial 12-month cliff vesting requirement. The second stock option is subject to a performance-based vesting schedule which provides that 20% of the options to purchase shares of our common stock will vest in full upon the closing of each capital-raising transaction with a value of at least $2 billion during his employment, up to a maximum of $10 billion in capital raised.

Welfare and Other Employee Benefits

We provide other benefits to our executive officers on the same basis as all of our full-time employees in the country where they reside. These benefits include health, dental, and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage. See below for a description of our 401(k) plan.

Perquisites and Other Personal Benefits

We do not provide perquisites to our named executive officers, except in limited situations.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our executive officers during 2011.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our executive officers during 2011.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Code limits. We do not match any contributions made by our employees, including executives, but have the discretion to do so. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

Mr. Kelly’s Employment Offer Letter

On October 17, 2011, we named Mr. Kelly our chief financial officer. The terms and conditions of his employment were approved by our board of directors.

When we hired Mr. Kelly, our board of directors approved an employment offer letter setting forth the principal terms and conditions of his employment, including an initial annual base salary of $270,000, an initial target annual cash bonus opportunity of $150,000, and two stock option awards, each to purchase 332,014 shares of our common stock. Other than these terms, Mr. Kelly’s employment is “at will” and for no specific period of time.

Potential Payments Upon Termination or Change in Control

Only one of our named executive officers, Mr. Kelly, is eligible to receive certain payments and benefits in connection with his termination of employment under various circumstances. None of our executive officers are eligible to receive any payments or benefits in connection with or following a change in control of our company, except as provided in our equity plans (and described below) applicable to all equity award holders.

Our executive officers are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Termination of Employment—Mr. Kelly

In the event that we terminate Mr. Kelly’s employment without cause, Mr. Kelly would be eligible to receive a pro rata portion of any earned commissions or bonus. He is not otherwise eligible to receive any specific payments or benefits in the event of a change in control of SolarCity, except as provided in our equity plans (and described below) applicable to all equity award holders.

2011 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of our named executive officers, information regarding outstanding equity awards held as of December 31, 2011.

Name	Grant Date	Option Awards – Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards – Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Awards – Option Exercise Price ($)	Option Awards – Option Expiration Date
Lyndon R. Rive	09/02/2009	562,500	437,500	(1)	$1.62	09/01/2019
	05/25/2011	145,832	854,168	(1)	$5.07	05/24/2021
Peter J. Rive	09/02/2009	562,500	437,500	(1)	$1.62	09/01/2019
	05/25/2011	145,832	854,168	(1)	$5.07	05/24/2021
Robert D. Kelly	10/24/2011	—	332,014	(2)	$5.92	10/23/2021
	10/24/2011	—	332,014	(3)	$5.92	10/23/2021

(1)

These stock options vest over a four-year period as follows: 1/48th of the shares of our common stock subject to the option vest and become exercisable each month following the respective vesting commencement date (September 2, 2009 or May 25, 2011), subject to the optionee continuing to be a service provider to us on each such vesting date.

(2)

This stock option vests over a four-year period as follows: 25% of the shares of our common stock subject to the option vest and become exercisable on the first anniversary of the vesting commencement date (October 17, 2011) and 1/36th of the remaining shares of our common stock subject to the option vest monthly thereafter, subject to the optionee continuing to be a service provider to us on each such vesting date.

(3)	This stock option vests as follows: 20% of the shares of our common stock subject to the option vest and become exercisable upon the closing of each capital-raising transaction with an aggregate value of at least $2 billion during Mr. Kelly’s employment, up to a maximum of $10 billion in capital raised.

2011 Director Compensation

In 2011 we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our board of directors. As of December 31, 2011, the non-employee members of our board of directors did not hold any equity awards or non-equity awards. Mr. Lyndon R. Rive, who is our chief executive officer, and Mr. Peter J. Rive, who is our chief operations officer and chief technology officer, receive no compensation for their service as directors. The compensation received by these executive officers as employees during 2011 is presented in “2011 Summary Compensation Table.”

Employee Benefit Plans

2012 Equity Incentive Plan

Our board of directors and stockholders have adopted and approved our 2012 Equity Incentive Plan, or the 2012 Plan. The 2012 Plan is effective upon its adoption, but is not expected to be utilized until after the completion of this offering. Our 2012 Plan permits the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    The maximum aggregate number of shares that may be issued under the 2012 Plan is 7,000,000 shares of our common stock, plus (i) any shares that as of the completion of this offering, have been reserved but not issued pursuant to any awards granted under our 2007 Stock Plan, or the 2007 Plan, and are not subject to any awards granted thereunder, and (ii) any shares subject to stock options granted under the 2007 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2007 Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2012 Plan pursuant to clauses (i) and (ii) above equal to 16,510,839 shares as of October 31, 2012. In addition, the number of shares available for issuance under the 2012 Plan will be annually increased on the first day of each of fiscal year beginning with the 2013 fiscal year, by an amount equal to the least of:

•	8,000,000 shares;

•	4% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2012 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2012 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2012 Plan.

Plan Administration.    The 2012 Plan will be administered by our board of directors who, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of our 2012 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2012 Plan. The administrator also has the authority, subject to the terms of the 2012 Plan, to institute an exchange program under which the exercise price of an outstanding award is increased or reduced, participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or outstanding awards may be surrendered or cancelled in exchange for awards that may have different exercise prices and terms and to prescribe rules and to construe and interpret the 2012 Plan and awards granted thereunder. The administrator’s decisions, determinations and interpretations will be final and binding on all participants.

Stock Options.    The administrator may grant incentive and/or nonstatutory stock options under our 2012 Plan; provided that incentive stock options are only granted to employees. The exercise price of all options must equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other form of consideration determined by the administrator. Subject to the provisions of our 2012 Plan, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. The specific terms will be set forth in an award agreement.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2012 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2012 Plan, the administrator determines the terms of the stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the grant date. The specific terms will be set forth in an award agreement.

Restricted Stock.    Restricted stock may be granted under our 2012 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions the administrator establishes. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. The administrator, in its sole discretion, may accelerate the time any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.    Restricted stock units may be granted under our 2012 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units/Performance Shares.    Performance units and performance shares may be granted under our 2012 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Transferability of Awards.    Unless the administrator provides otherwise, our 2012 Plan generally does not allow for the transfer of awards other than by will or by the laws of descent or distribution and awards may be exercised by the participant only during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the proposed transaction and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2012 Plan provides that in the event of a merger or change in control, as defined under the 2012 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If an outside director’s awards are assumed or substituted for and his or her service as an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and restricted stock units will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Plan Amendment; Termination.    Our board of directors has the authority to amend, alter, suspend or terminate the 2012 Plan provided such action does not impair the existing rights of any participant. Our 2012 Plan will automatically terminate in 2022, unless we terminate it sooner.

2007 Stock Plan

Our board of directors adopted our 2007 Plan in March 2007, and our stockholders approved our 2007 Plan in August 2007. Our 2007 Plan was amended and restated most recently in February 2012.

Our 2007 Plan permits the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2007 Plan following this offering and will instead grant awards under our 2012 Plan; however, the 2007 Plan will continue to govern the terms and conditions of the outstanding stock option awards previously granted thereunder.

Authorized Shares.    The maximum aggregate number of shares issuable under the 2007 Plan is 19,400,000 shares of our common stock. As of October 31, 2012, options to purchase 14,591,691 shares of our common stock were outstanding under our 2007 Plan, restricted stock units outstanding covering 16,991 shares of our common stock and 1,902,157 shares of our common stock remained available for future grant under the 2007 Plan. Shares issued pursuant to awards under the 2007 Plan that we repurchase or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2007 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2007 Plan.

Plan Administration.     The 2007 Plan is administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees (referred to as the “administrator”).

Subject to the provisions of our 2007 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price of the options, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the 2007 Plan, among other powers. The administrator also has the authority, subject to the terms of the 2007 Plan, to institute an exchange program under which the exercise price of an outstanding award is increased or reduced, participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator or outstanding awards may be surrendered or cancelled in exchange for awards that may have different exercise prices and terms and to prescribe rules and to construe and interpret the 2007 Plan and awards granted under the 2007 Plan. The administrator’s decisions, determinations and interpretations will be final and binding on all participants.

Stock Options.    The administrator may grant incentive and/or nonstatutory stock options under our 2007 Plan; provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the grant date. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other form of consideration determined by the administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months (in the event of a termination due to death) or six months (in the event of a termination due to disability). In all other cases, the option will generally remain exercisable for thirty days following a termination of service. However, in no event may an option be exercised later than the expiration of its term. The specific terms are set forth in an award agreement.

Transferability of Awards.    Unless the administrator provides otherwise, our 2007 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2007 Plan, the administrator will make proportional adjustments to one or more of the number and class of shares that may be issued under the 2007 Plan and/or the number and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, each award will terminate immediately prior to the consummation of such action unless otherwise determined by the administrator.

Merger or Change in Control.    Our 2007 Plan provides that in the event of a sale, merger or change in control, as defined under the 2007 Plan, each outstanding award will be assumed or substituted by the successor corporation, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest and all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Plan Amendment, Termination.    Our board of directors has the authority to amend, alter, suspend or terminate the 2007 Plan provided such action does not impair the existing rights of any participant.

2012 Employee Stock Purchase Plan

Concurrently with this offering, we are establishing our 2012 Employee Stock Purchase Plan, or the ESPP. Our board of directors and stockholders have adopted and approved our ESPP. Our executive officers and all of our other employees will be allowed to participate in our ESPP.

A total of 1,300,000 shares of our common stock will be made available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning with the 2013 fiscal year, equal to the least of:

•	2,000,000 shares;

•	1% of the outstanding shares of our common stock on the first day of such fiscal year; or

•	such other amount as may be determined by the administrator.

Our board of directors or a committee designated by the board of directors will administer the ESPP and has full and exclusive authority to interpret the terms of the ESPP and determine eligibility. Every determination made by the administrator will be final and binding upon all parties to the full extent permitted by law.

Generally, all of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year, or any lesser number of hours per week and/or number of months in any calendar year as required by applicable local law. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

Our ESPP is intended to qualify under Section 423 of the Code, and provides for consecutive 6-month offering periods with a new offering period beginning on the first trading days on or after February 15 and August 15 of each year, or on such other date as the administrator will determine; provided, however, that the first offering period under the ESPP will start on the first trading day on or after the date upon which the SEC declares our registration statement effective and end on the first trading day on or after August 15, 2013.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of the compensation he or she receives on each payday during the offering period. Eligible compensation includes a participant’s base straight time gross earnings, payments for overtime and shift premium commissions (to the extent such commissions are an integral, recurring part of compensation), but exclusive of payments for incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of 1,000 shares of common stock during each offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock on each exercise date. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period, unless determined otherwise by the administrator. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Employees who end their participation at any time during an offering period must wait until the beginning of the next offering period to begin participation. Participation ends automatically upon termination of employment and the participant will be paid any accrued payroll deductions that have not yet been used to purchase shares of common stock.

A participant may not transfer credited contributions to his or her account or rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of a merger or change in control, as defined under the ESPP, a successor corporation may assume, or substitute for, each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date (when such offering period will end) will be set which will occur prior to the proposed merger or change in control. The administrator will notify each participant in writing or electronically that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

The administrator has the authority to amend, suspend or terminate our ESPP at any time and for any reason, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction where the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws, each effective upon the completion of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain appropriate directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions to be included in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above under “Executive Compensation,” the following is a description of those transactions since January 1, 2009, that we have participated in where the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Private Placements

Series E Preferred Stock Financing

In October 2009, we sold an aggregate of 4,436,228 shares of Series E preferred stock at a per share purchase price of $5.41 pursuant to a stock purchase agreement. Purchasers of the Series E preferred stock include venture capital funds that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of Series E preferred stock by the various investors:

Name of Stockholder	SolarCity Director	Number of Series E Shares	Total Purchase Price
Funds affiliated with Draper Fisher Jurvetson(1)	John H. N. Fisher	739,370	$3,999,992
Generation IM Climate Solutions Fund, L.P.	Hans A. Mehn(2)	3,696,858	20,000,002

(1)	Draper Fisher Jurvetson affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include Draper Fisher Jurvetson Fund IX, L.P., Draper Associates, L.P., Draper Fisher Jurvetson Partners IX, LLC, Draper Fisher Jurvetson Growth Fund 2006, L.P. and Draper Fisher Jurvetson Partners Growth Fund 2006, LLC.
(2)	Mr. Mehn resigned as a member of our board of directors effective as of September 17, 2012.

Series E-1 Preferred Stock Financing

In June 2010, we sold an aggregate of 3,440,000 shares of Series E-1 preferred stock at a per share purchase price of $6.25 pursuant to a stock purchase agreement. Purchasers of the Series E-1 preferred stock include venture capital funds that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of Series E-1 preferred stock by the various investors:

Name of Stockholder	SolarCity Director	Number of Series E-1 Shares	Total Purchase Price
Funds affiliated with Draper Fisher Jurvetson(1)	John H. N. Fisher	1,440,000	$9,000,000
Funds affiliated with Bay Area Equity Fund(2)	Nancy E. Pfund	160,000	1,000,000
Generation IM Climate Solutions Fund, L.P.	Hans A. Mehn(3)	240,000	1,500,000
Fund affiliated with Mayfield Fund(4)	—	1,600,000	10,000,000

(1)	Draper Fisher Jurvetson affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include Draper Fisher Jurvetson Fund IX, L.P., Draper Associates, L.P., Draper Fisher Jurvetson Partners IX, LLC, Draper Fisher Jurvetson Growth Fund 2006, L.P. and Draper Fisher Jurvetson Partners Growth Fund 2006, LLC.
(2)	Bay Area Equity Fund affiliates holding securities whose shares are aggregated for purposes of reporting share ownership information include Bay Area Equity Fund I, L.P. and DBL Equity Fund—BAEF II, L.P.
(3)	Mr. Mehn resigned as a member of our board of directors effective as of September 17, 2012.
(4)	Mayfield Fund affiliate holding our securities is Mayfield XIII, a Cayman Islands Exempted Limited Partnership, or Mayfield. Mayfield owns less than 5% of our capital stock.

Series F Preferred Stock Financing

In June and July 2011, we sold an aggregate of 2,067,186 shares of Series F preferred stock at a per share purchase price of $9.68 pursuant to a stock purchase agreement. Warrants to purchase an aggregate of 206,716 shares of Series F preferred stock at an exercise price of $9.68 per share were issued in connection with the Series F preferred stock financing. Purchasers of the Series F preferred stock include a trust controlled by a member of our board of directors and venture capital funds that hold 5% or more of our capital stock and which were represented on our board of directors. The following table summarizes purchases of Series F preferred stock by the various investors:

Name of Stockholder	SolarCity Director	Number of Series F Shares	Total Purchase Price
Funds affiliated with Draper Fisher Jurvetson(1)	John H. N. Fisher	611,096	$5,912,354
Funds affiliated with Bay Area Equity Fund(2)	Nancy E. Pfund	167,036	1,616,074
Generation IM Climate Solutions Fund, L.P.	Hans A. Mehn(3)	174,694	1,690,165
Elon Musk, as Trustee of the Elon Musk Revocable Trust dated July 22, 2003	Elon Musk	1,033,592	10,000,003
Fund affiliated with Mayfield Fund(4)	—	80,768	781,430

(1)	Draper Fisher Jurvetson affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Partners IX, LLC, Draper Fisher Jurvetson Growth Fund 2006, LLC, Draper Associates Riskmasters Fund, LLC and Draper Fisher Jurvetson Partners X, LLC.
(2)	Bay Area Equity Fund affiliates holding securities whose shares are aggregated for purposes of reporting share ownership information include Bay Area Equity Fund I, L.P. and DBL Equity Fund—BAEF II, L.P.
(3)	Mr. Mehn resigned as a member of our board of directors effective as of September 17, 2012.
(4)	Mayfield Fund affiliate holding our securities is Mayfield XIII, a Cayman Islands Exempted Limited Partnership, or Mayfield. Mayfield owns less than 5% of our capital stock.

Series G Preferred Stock Financing

In February and March 2012, we sold an aggregate of 3,386,986 shares of Series G preferred stock at a per share purchase price of $23.92 pursuant to a stock purchase agreement. Purchasers of the Series G preferred stock include a trust controlled by a member of our board of directors and venture capital funds that are represented on our board of directors. The following table summarizes purchases of Series G preferred stock by the various inventors:

Name of Stockholder	SolarCity Director	Number of Series G Shares	Total Purchase Price
Fund affiliated with Bay Area Equity Fund(1)	Nancy E. Pfund	41,812	$999,934
Elon Musk, as Trustee of the Elon Musk Revocable Trust dated July 22, 2003	Elon Musk	627,220	14,999,966
Silver Lake Kraftwerk, L.P	Raj Atluru	1,149,904	27,499,954
Valor Solar Holding, LLC	Antonio J. Gracias	1,045,368	24,999,976

(1)	Affiliates of Bay Area Equity Fund holding securities whose shares are aggregated for purposes of reporting share ownership information include Bay Area Equity Fund I, L.P. and DBL Equity Fund – BAEF II, L.P.

Preferred Stock Warrant Exercises

In August 2012, Elon Musk, a member of our board of directors, and Bay Area Equity Fund I, L.P., an affiliate of Nancy Pfund, another member of our board of directors, exercised warrants to purchase an aggregate of 112,835 shares of our Series C preferred stock for aggregate proceeds to us of $149,999. We originally issued these warrants in August 2007 in connection with our Series C preferred stock financing.

Stock Option Grants to Executive Officers

We have granted stock options to our executive officers. For a description of certain of these options, see “Executive Compensation—2011 Outstanding Equity Awards at Fiscal Year-End Table.”

Transactions with First Solar

In October 2008, we entered into a framework agreement with First Solar, Inc., a manufacturer of solar panels and solar energy systems, to purchase 100 megawatts of solar panels between 2009 and 2013. In 2009 and 2010, we purchased approximately $18.5 million and $9.3 million, respectively, of solar panels from First Solar. During these periods, First Solar owned more than 10% of our outstanding common stock. The framework agreement with First Solar was terminated in December 2010. Michael J. Ahearn, who served on our board of directors from October 2008 to October 2009, was the chief executive officer and chairman of the board of First Solar during this period. Jens Meyerhoff, who replaced Mr. Ahearn on our board of directors from October 2009 to December 2010, was the chief financial officer of First Solar during this period. We believe that the prices, terms and conditions of these transactions were commercially reasonably and in the ordinary course of business.

Other Transactions

In late 2010, we received a grant from the California Public Utilities Commission, or CPUC, under its Self-Generation Incentive Program to develop distributed battery energy storage. We partnered with the University of California, Berkeley and Tesla Motors, Inc., a high-performance electric vehicle developer and manufacturer, to jointly develop the technology. In connection the CPUC grant, in January 2011, we entered into a professional services agreement with Tesla to provide certain design, engineering and consulting services. The total amount payable by us to Tesla under this agreement is approximately $534,000, expected to be paid in 2012. Mr. Musk, the chairman of our board of directors, is the chief executive officer, product architect, chairman of the board of directors and a significant stockholder of Tesla. Mr. Fisher, a member of our board of directors, is a managing director of Draper Fisher Jurvetson which is a minority stockholder of Tesla. Mr. Straubel, a member of our board of directors, is the chief technology officer of Tesla. Mr. Gracias, a member of our board of directors, also is a member of the board of directors of Tesla; however, he joined our board following the date of these agreements.

Investors’ Rights Agreement

Our amended and restated investors’ rights agreement between us and certain purchasers of our preferred stock, including our principal stockholders with whom certain of our directors are affiliated, grants these stockholders certain registration rights with respect to certain shares of our common stock that will be issuable upon conversion of the shares of preferred stock held by them. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation of Liability and Indemnification.”

Policies and Procedures for Related Party Transactions

Our audit committee charter will be effective when we complete this offering. The charter states that our audit committee is responsible for reviewing and approving in advance any related party transaction. All of our directors, officers and employees are required to report to the audit committee prior to entering into any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. Prior to the creation of our audit committee, our full board of directors reviewed related party transactions.

We believe that we have executed all of the transactions set forth under the section entitled “Related Party Transactions” on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of October 31, 2012, and as adjusted to reflect the sale of the common stock in this offering, by:

•	each stockholder who we know is the beneficial owner of more than 5% of our common stock;

•	each of our current directors;

•	each of our named executive officers;

•	each of our current executive officers who are selling stockholders;

•	all of our current directors and executive officers as a group; and

•	all other selling stockholders.

We determined beneficial ownership in accordance with the SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 61,708,364 shares of common stock outstanding as of October 31, 2012, after giving effect to the conversion of all outstanding shares of our preferred stock into common stock and the net exercise of outstanding warrants to purchase Series F preferred stock, based upon the mid-point of the price range on the cover of this prospectus, that would otherwise expire upon the completion of this offering effective immediately prior to the closing of this offering. For purposes of the table below, we have assumed that 71,708,364 shares of common stock will be outstanding upon completion of this offering (which assumes no exercise of the over-allotment option). When we computed the number of shares beneficially owned by a person and the percentage ownership of that person, we considered to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of October 31, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. An asterisk (*) below denotes beneficial ownership of less than 1%.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Beneficial Owner	Shares	%		Shares	%
Named Executive Officers, Selling Executive Officers and Directors:
Lyndon R. Rive(1)	4,160,711	6.6%	—	4,160,711	5.7%
Peter J. Rive(2)	4,160,711	6.6	—	4,160,711	5.7
Robert D. Kelly(3)	96,840	*	—	96,840	*
Ben Tarbell(4)	175,656	*	17,024	158,632	*
Seth R. Weissman(5)	285,783	*	27,994	257,789	*
Elon Musk(6)	18,881,921	30.6	—	18,881,921	26.3
Raj Atluru(7)	2,842,372	4.6	—	2,842,372	4.0
John H. N. Fisher(8)	14,820,784	24.0	—	14,820,784	20.7
Antonio J. Gracias(9)	2,708,972	4.4	—	2,708,792	3.8
Donald R. Kendall, Jr.(10)	—	—	—	—	*
Nancy E. Pfund(11)	4,228,368	6.9	—	4,228,368	5.9
Jeffrey B. Straubel	758,246	1.2	—	758,246	1.1
All current executive officers and directors as a group (16 persons)(12)	53,371,488	82.4	45,018	53,326,470	71.3
Other 5% Stockholders:
Funds affiliated with Draper Fisher(8)	14,820,784	24.0	—	14,820,784	20.7
Generation IM Climate Solutions Fund, L.P.(13)	4,248,912	6.9	—	4,248,912	5.9
Entities affiliated with Bay Area Equity Fund(11)	4,228,368	6.9	—	4,228,368	5.9
Other Selling Stockholders:
Ajmere Dale(14)	98,123	*	9,229	88,894	*
Chrysanthe Gussis(15)	113,967	*	10,765	103,302	*

(1)	Includes 1,952,378 shares held by the Rive Family Trust dated February 8, 2011, and 1,208,333 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012. Also includes (i) 669,480 shares pledged as collateral to secure certain personal indebtedness owed to 137 Ventures, L.P. and (ii) 330,520 shares subject to an option granted by Mr. Rive to 137 Ventures, L.P. with an exercise price of $14.00 per share.
(2)	Includes 1,208,333 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012. Also includes (i) 669,480 shares pledged as collateral to secure certain personal indebtedness owed to 137 Ventures, L.P. and (ii) 330,520 shares subject to an option granted by Mr. Rive to 137 Ventures, L.P. with an exercise price of $14.00 per share.
(3)	Includes 96,840 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012.
(4)	Includes 98,956 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012.
(5)	Includes 285,783 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012.
(6)	Includes 18,849,991 shares held of record by the Elon Musk Revocable Trust dated July 22, 2003. Also includes 31,930 shares issuable upon the net exercise of outstanding warrants on the closing of this offering. Includes 6,000,000 shares pledged as collateral to secure certain personal indebtedness owed to Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co. Mr. Musk has indicated his intent to purchase $15.0 million of our common stock in this offering from the underwriters at the initial public offering price. Based on the mid-point of the price range on the cover of this prospectus, an investment of $15.0 million in this offering would increase the number of shares beneficially owned by him by 1,071,429 shares and increase the percentage of shares beneficially owned by him after this offering to 27.8%.
(7)	Includes 2,842,372 shares held of record by Silver Lake Kraftwerk Fund, L.P. Mr. Atluru is a partner of Silver Lake Kraftwerk Management Company, L.L.C., the investment advisor to Silver Lake Kraftwerk Fund, L.P. and as such may be deemed to have voting and investment power with respect to such shares. Mr. Atluru disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein. The address for such fund is 1070 Commercial Street, San Carlos, California 94070.
(8)

Includes 177,612 shares held of record by Draper Associates, L.P., 160,396 shares held of record by Draper Associates Riskmasters Fund, LLC, 7,561,714 shares held of record by Draper Fisher Jurvetson Fund IX, L.P., 854,188 shares held of record by Draper Fisher Jurvetson Fund X, L.P., 5,381,876 shares held of record by Draper Fisher Jurvetson Growth Fund 2006, L.P., 204,916 shares held of record by Draper Fisher Jurvetson Partners IX, LLC, 435,110 shares held of record by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC, and 26,098 shares held of record by Draper Fisher Jurvetson Partners X, LLC. Also includes an aggregate of 18,874 shares issuable upon the net exercise of warrants on the closing of this offering. Timothy C. Draper, John H. N. Fisher, Stephen T. Jurvetson, Jennifer Fonstad, Andreas Stavropoulos, Josh Stein and Don Wood are managing directors of the general partner entities of these funds that directly hold shares and as such they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for all entities above is 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(9)	Includes 83,496 shares held of record by AJG Growth Fund, LLC, 2,583,976 shares held of record by Valor Solar Holdings, LLC and 41,500 shares held of record by Valor VC, LLC. Mr. Gracias is the manager of AJG Growth Fund, LLC and Valor VC, LLC and is a shareholder, director and chief executive officer of Valor Management Corp, which is the general partner of the general partner of the manager of Valor Solar Holdings, LLC. Mr. Gracias disclaims beneficial ownership of the shares held by Valor VC, LLC and Valor Solar Holdings, LLC, except to the extent of his pecuniary interest therein. The address for the Valor entities and Mr. Gracias is 200 South Michigan Ave., Suite 1020, Chicago, Illinois 60604.
(10)	Mr. Kendall was elected as a member of our board of directors effective as of September 17, 2012.
(11)

Includes (i) 3,594,232 shares held of record by Bay Area Equity Fund I, L.P., and (ii) 628,977 shares held of record by DBL Equity Fund—BAEF II, L.P. Also includes an aggregate of 5,159 shares to be issued to such funds upon the net exercise of outstanding warrants upon the closing of this offering. Ms. Pfund is a managing partner of H&Q Venture Management, L.L.C., doing business as DBL Investors LLC, the managing member of Bay Area Equity Fund Managers I, L.L.C, the general partner of Bay Area Equity Fund I, L.P. Ms. Pfund disclaims beneficial ownership with respect to such shares except to the extent of her pecuniary interest therein. The address for these entities is One Montgomery Street, Suite 2375, San Francisco, California 94104.

(12)	Includes 3,092,073 shares issuable to our current executive officers and directors upon exercise of options exercisable within 60 days after October 31, 2012.
(13)	Includes 4,231,442 shares held of record by Generation IM Climate Solutions Fund, L.P. Also includes 5,396 shares to be issued upon the net exercise of outstanding warrants upon the closing of this offering. The address for these entities is 20 Air Street, London W1B 5AN United Kingdom.
(14)	Includes 98,123 shares issuable upon exercise of options exercisable within 60 days of October 31, 2012.
(15)	Includes 113,967 shares issuable upon exercise of options exercisable within 60 days of October 31, 2012.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect when this offering closes. This summary is not complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the closing of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, $0.0001 par value per share, and 100,000,000 shares of preferred stock, $0.0001 par value per share, all of which preferred stock will be undesignated. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our convertible redeemable preferred stock into shares of common stock immediately prior to the closing of this offering.

As of October 31, 2012, we had:

•	61,708,364 shares of common stock issued and outstanding held by 238 stockholders;

•

63,853 shares of common stock issuable upon the net exercise of outstanding warrants to purchase Series F preferred stock, based upon the mid-point of the price range on the cover of this prospectus at an exercise price of $9.68 per share, that would otherwise expire upon the completion of this offering;

•	1,485,010 shares of common stock issuable upon the exercise of outstanding warrants to purchase Series E preferred stock, at an exercise price of $5.41 per share;

•	14,591,691 shares of common stock issuable upon exercise of outstanding stock options, with a weighted average exercise price of $4.67 per share; and

•	16,991 shares of common stock issuable upon vesting of restricted stock units outstanding under our 2007 Stock Plan.

Upon the closing of this offering and based on shares of our common stock outstanding as of October 31, 2012, 71,708,364 shares of our common stock will be outstanding, assuming (1) the conversion of all outstanding shares of our preferred stock into 50,441,799 shares of our common stock immediately prior to the closing of this offering, including the net exercise of outstanding warrants to purchase Series F preferred stock that would otherwise expire upon the completion of this offering into 63,853 shares of common stock, based upon the mid-point of the price range on the cover of this prospectus, and the conversion of each share of our Series G preferred stock into approximately 2.47 shares of common stock, based upon the mid-point of the price range on the cover of this prospectus and the adjustment provisions relating to our Series G preferred stock described below, (2) the conversion of outstanding warrants to purchase Series E preferred stock into warrants to purchase 1,485,010 shares of common stock, (3) no additional exercises of options to purchase common stock outstanding as of October 31, 2012, and (4) no exercise of the underwriters’ over-allotment option.

Each share of Series G preferred stock is initially convertible at the option of the holder into one share of our common stock. Pursuant to the terms of our amended and restated certificate of incorporation, upon the closing of this offering, each share of Series G preferred stock will automatically convert into a number of shares of common stock equal to the quotient obtained by dividing (A) the original issue price of $23.92 per share by (B) the product of (i) the public offering price in this offering (before deducting underwriting discounts and commissions), multiplied by (ii) 0.6. However, in no event will one share of Series G preferred stock convert into more than approximately 2.47 shares (based upon the Series F preferred stock conversion price of $9.68 per share, which is the minimum conversion price of the Series G preferred stock) or less than one share of common stock as a result of this conversion adjustment mechanism. As a result of this offering and based upon the mid-point of the price range on the cover of this prospectus, the outstanding shares of Series G preferred stock will convert into 8,372,065 shares of common stock.

Common Stock

Common stockholders are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Common stockholders are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, common stockholders are entitled to shares ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Common stockholders have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of common stockholders are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All of our outstanding shares of common stock are, and the shares of common stock that we will issue pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

When this offering is complete, our board of directors will be authorized, without further vote or action by the stockholders, to issue from time to time, up to an aggregate of 100,000,000 shares of preferred stock in one or more series and to fix or alter the designations, rights, preferences and privileges and any qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of our common stockholders and the likelihood that our common stockholders will receive dividend payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

As of October 31, 2012, we had warrants outstanding to purchase 1,691,726 shares of our common stock, assuming the automatic conversion of our preferred stock into common stock, at exercise prices ranging from approximately $5.41 to $9.68 per share. The shares issuable upon exercise of the outstanding warrants to purchase Series F preferred stock will convert into 206,716 shares of common stock if these warrants are exercised for cash, at an exercise price of $9.68 per share, immediately prior to the closing of this offering. If not exercised before this offering is completed, all outstanding warrants to purchase Series F preferred stock will automatically net exercise into a smaller number of shares of our common stock based on our initial public offering price. The outstanding warrants to purchase Series E preferred stock will automatically convert into warrants to purchase 1,485,010 shares of common stock with an exercise price of $5.41 per share, and if not exercised, these warrants will expire on various dates between June 2014 and April 2015. Each outstanding warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations and reclassifications, consolidations and the like.

Registration Rights

Following this offering’s completion, the holders of an aggregate of 51,926,809 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights.

The registration rights terminate with respect to the registration rights of an individual holder on the earliest to occur of five years following the completion of this offering or such date as the holder can sell all of the holder’s shares in any three-month period under Rule 144 or another similar exemption under the Securities Act, unless such holder holds at least 2% of our voting stock.

Demand Registration Rights.    At any time, other than during the six month period following the closing of this offering, the holders of at least a majority of the shares subject to our investors’ rights agreement, the holders of at least a majority of the outstanding Series D preferred stock, the holders of at least a majority of the outstanding the Series E preferred stock or the holders of at least a majority of the outstanding Series E-1 preferred stock may demand that we effect a registration under the Securities Act covering the public offering and sale of all or part of such registrable securities held by such stockholders. Upon any such demand we must use our best efforts to effect the registration of such registrable securities that have been requested to register together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the incidental registration rights described below. We are only obligated to effect two registrations in response to these demand registration rights.

Incidental Registration Rights.    If we register any securities for public sale, including pursuant to any stockholder initiated demand registration, holders of such registrable securities will have the right to include their shares in the registration statement, subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The underwriters of any underwritten offering will have the right to limit the number registrable securities to be included in the registration statement, subject to certain restrictions.

Short Form Registration Rights.    Following this offering, we are obligated under our investors’ rights agreement to use commercially reasonable efforts to qualify and remain eligible for registration on Form S-3 under the Securities Act. At any time after we are qualified to file a registration statement on Form S-3, the holders of at least 10% of such registrable securities may request in writing that we effect a registration on Form S-3 if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000, subject to certain exceptions.

Expenses of Registration.    We will pay all registration expenses related to any demand, company or Form S-3 registration, including reasonable fees and expenses of one special counsel for the holders of such registrable securities, other than underwriting discounts, selling commissions and transfer taxes (if any), which will be borne by the holders of such registrable securities.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. We expect these provisions and certain provisions of Delaware law, which are summarized below, to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock.    As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire or obtain control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special stockholders meetings may be called only by the chairperson of the board of directors, the chief executive officer or our board of directors. Stockholders may not call a special meeting, which may delay our stockholders ability to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These provisions may preclude the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to acquire or obtain control of our company.

Board Classification.    Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes and that our stockholders will elect one class each year. The directors in each class will serve for a three-year term. For more information on the classified board of directors, see “Management—Board Composition.” Our classified board of directors may tend to discourage a third party from making a tender offer or otherwise attempting to control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and Removal of Directors.    Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Delaware Anti-Takeover Statute.    When this offering is complete, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for shares of common stock.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be ComputerShare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

Listing on the NASDAQ Global Market

Our common stock has been approved for listing on the NASDAQ Global Market under the trading symbol “SCTY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

When this offering is complete, we will have an aggregate of 71,708,364 shares of common stock outstanding, assuming (1) the automatic conversion of all outstanding shares of preferred stock into 50,441,799 shares of common stock upon the completion of this offering, including the net exercise of outstanding warrants to purchase Series F preferred stock that would otherwise expire upon the completion of this offering into 63,853 shares of common stock, based upon the mid-point of the price range on the cover of this prospectus, (2) the conversion of outstanding warrants to purchase Series E preferred stock into warrants to purchase 1,485,010 shares of common stock, (3) no exercise of outstanding options to purchase common stock and (4) the underwriters do not exercise their over-allotment option.

Of the outstanding shares, all of the 10,065,012 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, except that any shares sold to participants in our reserved share program or to our directors or officers will be subject to the lock-up period described below and any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below. The remaining 61,643,352 shares of common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•	no shares will be eligible for sale when this offering is complete; and

•	61,643,352 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 181 days after the date of this prospectus.

In addition, of the 14,591,691 shares of our common stock that were subject to stock options outstanding as of October 31, 2012, options to purchase 6,900,881 shares of common stock were vested as of October 31, 2012 and will be eligible for sale 181 days following the date of this prospectus, as described in the section entitled “Underwriting.”

Lock-Up Agreements and Obligations

We, the selling stockholders, all of our directors, officers and substantially all of our stockholders have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus, subject to certain exceptions described under the heading “Underwriting.”

In addition, each grant agreement under our 2007 Plan contains restrictions similar to those set forth in the lock-up agreements described above limiting the disposition of securities issuable pursuant to those plans for a period of 180 days following the date of this prospectus.

Furthermore, any participants in our reserved share program will also be subject to the lock-up period described above.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 717,084 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of October 31, 2012, 1,676,356 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards. These shares will be eligible for resale in reliance on this rule upon expiration of the lock-up agreements described above.

Stock Options

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans, ESPP and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as permitted under the Securities Act. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

Registration Rights

When this offering is complete, the holders of an aggregate of 51,926,809 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock sold pursuant to this offering to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	tax-qualified retirement plans;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR

UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder, other than a partnership or entity classified as a partnership for U.S. federal income tax purposes, that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number and certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business, are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Although not subject to withholding tax, dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by you in the United States) generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business, and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, as to which there can be no assurance, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale, net of certain deductions or credits, under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses, even though you are not considered a resident of the United States. You should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% (scheduled to increase to 31% for payments made in taxable years beginning after December 31, 2012) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Legislation enacted in 2010 generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a sale or other disposition of our common stock paid to a “foreign financial institution,” as specially defined under these rules, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution, which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners. The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a sale or other disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain transition rules, any obligation to withhold under this legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2015. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Needham & Company, LLC
Roth Capital Partners, LLC

Total	10,065,012

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,509,752 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,509,752 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock, including the selling stockholders and all participants in the reserved share program described below, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

With respect to us, the lock-up restrictions do not apply to:

•	shares sold pursuant to this offering;

•

the transfer or distribution of shares pursuant to any employee equity incentive plans contained in this prospectus, or upon the exercise, conversion or exchange of exercisable, convertible or exchangeable shares outstanding as of the date of the underwriting agreement; or

•

the issuance of shares, in amount up to an aggregate of 10% of the sum of our fully-diluted shares outstanding as of the date of this prospectus plus the shares sold by us in this offering, in connection with mergers or acquisitions of securities, businesses, property or other assets (including pursuant to any employee benefit plans assumed in connection with such transactions), joint ventures, strategic alliances or equipment leasing arrangements (provided that in each case such recipients agree to lock up their shares for the balance of the lock-up period).

With respect to our officers, directors, existing stockholders, and the participants in the reserved share program described below, the lock-up restrictions do not apply to:

•

the transfer of shares acquired in open market transactions following completion of this offering, provided that such transfer is not reasonably expected to lead to, or result in, any public report or filing with the SEC;

•	the transfer or distribution of shares as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the lock-up restrictions described above;

•

the transfer or distribution of shares to any trust for the direct or indirect benefit of an officer, director or stockholder (as applicable) or the immediate family of such person, provided that the trustee of the trust agrees to be bound in writing by the lock-up restrictions described above;

•

the transfer or distribution of shares by will or intestate succession upon the death of such person, provided that the recipient agrees to be bound in writing by the lock-up restrictions described above;

•

the transfer or distribution of shares with the prior written consent of each of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters;

•

the exercise of options or other equity incentive awards issued pursuant to any stock option or similar equity incentive or compensation plan approved by our board of directors, provided that such plan is outstanding at the time of this offering, still in effect at the closing of this offering and described in this prospectus;

•

the exercise of warrants issued to such officer, director or stockholder including on a “cashless” or “net exercise” basis, provided that such exercise is subject to the restrictions set forth in the lock-up agreement and is not reasonably expected to lead to, or result in, any public report or filing with the SEC;

•	the entry into a Rule 10b5-1 plan to sell shares after the expiration of the 180-day restricted period;

•	the sale and transfer of shares to the underwriters pursuant to the underwriting agreement;

•

the transfer of shares or any security convertible into or exercisable or exchangeable for shares that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, subject to certain customary restrictions;

•	the transfer of shares or any security convertible into or exercisable or exchangeable for shares pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control of our company, subject to certain customary restrictions;

•	the transfer of shares to satisfy any tax obligations due as a result of the exercise of such options or warrants, subject to certain customary restrictions;

•	the transfer of shares to us in connection with the repurchase of shares issued pursuant to equity incentive grants or pursuant to agreements under which such shares were issued; or

•	pursuant to the terms of any stock pledge agreement in existence as of the date hereof and disclosed under the heading “Principal and Selling Stockholders”;

and provided that, pursuant to the second, third or fourth bullets in this paragraph, any transfer or distribution shall not involve a disposition for value and no filing or announcement by any party (donor, donee, transferor or transferee, as applicable) shall be required (except in the case of the fourth bullet above) or shall be voluntarily made in connection with any such transfer or distribution.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be negotiated among us and the representatives. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, are our historical financial and operating performance, estimates of our business potential and earnings prospects and those of our industry in general, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “SCTY.”

Elon Musk, the chairman of our board, has indicated his intent to purchase $15.0 million of our common stock in this offering from the underwriters at the initial public offering price. These shares will be subject to the 180 day lock-up restrictions described above.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,000,000 shares of our common stock being offered for sale (or approximately 10% of the shares offered by this prospectus) to certain business associates, friends and family of our executive officers and board of directors through a reserved share program. We will offer these shares to the extent permitted under applicable regulations in the United States and applicable jurisdictions. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Participants in the reserved share program will be subject to the 180 day lock-up restrictions described above. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the reserved share program.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe any shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU .

United Kingdom.    In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong.    The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan.    The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland.    The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre.    This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia.    No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission, or the ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)    you confirm and warrant that you are either:

(i)    a ‘‘sophisticated investor’’ under section 708(8)(a) or (b) of the Corporations Act;

(ii)    a ‘‘sophisticated investor’’ under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)    a person associated with the company under section 708(12) of the Corporations Act; or

(iv)    a ‘‘professional investor’’ within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)    you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Chile.    The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.6 million. The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses in connection with this offering in an amount equal to approximately $60,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, including in tax equity portfolios, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. We closed a $100 million investment fund with Credit Suisse in August 2011 and closed an additional $100 million investment fund with Credit Suisse in May 2012, both of which use lease pass-through structures. In July 2012, we closed a $150 million investment fund with an affiliate of Goldman, Sachs & Co. This investment uses a lease pass-through structure and will be funded in monthly tranches through the end of 2013. In March 2012, we entered into a term loan credit agreement with Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated as Sole Lead Arranger and Sole Book Manager and Bank of America, N.A., an affiliate of Goldman, Sachs & Co. and Credit Suisse AG, Cayman Islands Branch as Lenders to obtain funding for the purchase of certain inventory and other working capital needs. This credit agreement has an approximately $58.5 million committed facility. The facility is secured by certain of our inventory. Interest on the borrowed funds bears interest at a rate of 3.75% plus LIBOR. In September 2012, we entered into a revolving credit agreement with Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as administrative agent, and a syndicate of banks, including Credit Suisse AG, Cayman Islands Branch, to obtain funding for working capital, letters of credit and general corporate needs. This revolving credit agreement has a $75.0 million committed facility. The borrowed funds bear interest at a rate of 3.875% plus LIBOR or, at our option, at a rate equal to 2.875%, plus the higher of the federal funds rate plus 0.5%, or Bank of America’s published “prime rate,” or LIBOR plus 1%. The fee for letters of credit is 3.875% per annum, and the fee for undrawn commitments is 0.375% per annum. The facility is secured by certain of our machinery and equipment, accounts receivables, inventory and other assets, excluding certain inventory pledged to other lenders. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments or tax equity interests of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., has made loans in an aggregate amount of $125 million to Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003, or the Trust. Interest on these loans accrues at market rates. Goldman Sachs Bank USA received customary fees and expense reimbursements in connection with these loans. Mr. Musk and Goldman have a long-standing relationship of almost a decade. We are not a party to these loans, which are full recourse against Mr. Musk and the Trust and are secured by a pledge of a portion of the SolarCity capital stock currently owned by Mr. Musk and the Trust and other shares of capital stock of unrelated entities owned by Mr. Musk and the Trust. The terms of these loans were negotiated directly between Mr. Musk and Goldman Sachs Bank USA.

If the price of our common stock declines, Mr. Musk may be forced by Goldman Sachs Bank USA to provide additional collateral for the loans or to sell shares of SolarCity capital stock in order to remain within the margin limitations imposed under the terms of his loans. The loans between Goldman Sachs Bank USA and Mr. Musk and the Trust prohibit the non-pledged shares currently owned by Mr. Musk and the Trust from being pledged to secure other loans. Any sales of capital stock following a margin call that is not satisfied may cause the price of our common stock to decline further. As a regulated entity, Goldman Sachs Bank USA makes decisions regarding making and managing its loans independent of Goldman, Sachs & Co.

EXPERTS

The consolidated financial statements of SolarCity Corporation as of December 31, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation own an interest representing less than 0.01% of our common stock. The underwriters are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, in connection with the offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. With respect to statements contained in this prospectus concerning the contents of any contract or any other document that has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other SEC information will be available for inspection and copying at the SEC’s public reference facilities and the website referred to above. We also maintain a website at http://www.solarcity.com. When this offering is complete, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus or the registration statement of which it forms a part.

SOLARCITY CORPORATION

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SolarCity Corporation

We have audited the accompanying consolidated balance sheets of SolarCity Corporation as of December 31, 2010 and 2011, and the related consolidated statements of operations, convertible redeemable preferred stock and equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SolarCity Corporation as of December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California

April 26, 2012

SolarCity Corporation

Consolidated Balance Sheets

(In Thousands, Except Share Par Values)

	December 31,		September 30, 2012	Pro forma Stockholders’ Equity September 30, 2012
	2010	2011
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$58,270	$50,471	$49,318	$49,318
Restricted cash	600	1,796	8,311	8,311
Accounts receivable (net of allowances for doubtful accounts of $76, $176 and $331 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012, respectively)	3,479	10,651	40,628	40,628
Rebates receivable	8,751	13,684	16,509	16,509
Inventories	30,217	142,742	112,913	112,913
Deferred income tax asset	1,358	4,306	3,657	3,657
Prepaid expenses and other current assets	7,757	17,872	13,290	13,290

Total current assets	110,432	241,522	244,626	244,626
Restricted cash	1,942	3,764	3,958	3,958
Solar energy systems, leased and to be leased – net	239,611	535,609	858,746	858,746
Property and equipment – net	9,331	14,421	18,766	18,766
Other assets	9,948	17,857	25,075	25,075

Total assets(1)	$371,264	$813,173	$1,151,171	$1,151,171

Liabilities and equity
Current liabilities:
Accounts payable	$43,711	$162,586	$86,619	$86,619
Distributions payable to noncontrolling interests	3,244	6,216	4,133	4,133
Current portion of deferred U.S. Treasury grants income	669	5,430	10,943	10,943
Accrued and other current liabilities	13,774	30,574	31,984	31,984
Customer deposits	3,656	13,933	10,049	10,049
Current portion of deferred revenue	5,215	13,504	25,843	25,843
Borrowings under bank line of credit	4,495	5,582	—	—
Current portion of long-term debt	3,001	2,640	32,169	32,169
Current portion of lease pass-through financing obligation	3,872	6,060	12,086	12,086
Current portion of sale-leaseback financing obligation	321	361	382	382

Total current liabilities	81,958	246,886	214,208	214,208
Deferred revenue, net of current portion	40,681	101,359	179,584	179,584
Long-term debt, net of current portion	—	14,581	74,270	74,270
Long-term deferred tax liability	1,358	4,313	3,673	3,673
Lease pass-through financing obligation, net of current portion	53,097	46,541	134,988	134,988
Sale-leaseback financing obligation, net of current portion	15,758	15,144	14,855	14,855
Deferred U.S. Treasury grants income, net of current portion	18,671	132,004	262,405	262,405
Convertible redeemable preferred stock warrant liabilities	6,554	5,325	20,708	—
Other liabilities	15,715	36,314	93,533	93,533

Total liabilities(1)	233,792	602,467	998,224	977,516

SolarCity Corporation Consolidated Balance Sheets (In Thousands, Except Share Par Values)
	December 31,		September 30, 2012	Pro forma Stockholders’ Equity September 30, 2012
	2010	2011
			(unaudited)	(unaudited)
Commitments and contingencies (Note 21)
Convertible redeemable preferred stock:
Convertible redeemable preferred stock, $0.0001 par value – authorized, 45,462, 47,042 and 56,734 (unaudited) shares as of December 31, 2010 and 2011 and September 30, 2012, respectively; issued and outstanding, 39,451, 41,893 and 45,393 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012, respectively; aggregate liquidation value of $100,864, $122,751 and $204,021 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012, respectively	101,446	125,722	208,420
Stockholders’ equity:
Common stock, $0.0001 par value – authorized, 67,000, 75,000 and 106,000 (unaudited) shares as of December 31, and 2010 and 2011 and September 30, 2012, respectively; issued and outstanding, 8,949, 10,465 and 11,242 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012, respectively	—	1	1	6
Additional paid-in capital	3,229	9,538	18,696	247,819
Accumulated deficit	(90,717)	(47,201)	(108,349)	(108,349)

Total stockholders’ deficit	(87,488)	(37,662)	(89,652)	139,476
Noncontrolling interests in subsidiaries	123,514	122,646	34,179	34,179

Total equity	36,026	84,984	(55,473)	173,655

Total liabilities, convertible redeemable preferred stock and equity	$371,264	$813,173	$1,151,171	$1,151,171

(1)	The Company’s consolidated assets as of December 31, 2010 and 2011 and September 30, 2012 include $120,446, $317,225 and $474,603 (unaudited), respectively, being assets of variable interest entities, or VIEs, that can only be used to settle obligations of the VIEs. These assets include solar energy systems, leased and to be leased, net, of $112,284, $301,573 and $451,964 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012, respectively; cash and cash equivalents of $6,318, $7,070 and $10,024 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012; accounts receivable, net, of $147, $632, and $1,988 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012; prepaid expenses and other assets of $916, $5,056, and $775 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012; rebates receivable of $781, $2,894 and $7,117 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012. The Company’s consolidated liabilities as of December 31, 2010 and 2011 and September 30, 2012 included $3,726, $9,840 and $11,362 (unaudited), respectively, being liabilities of VIEs whose creditors have no recourse to the Company. These liabilities include distributions payable to noncontrolling interests of $3,244, $6,216 and $4,133 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012; customer deposits of $169, $2,804 and $5,055 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012; accounts payable of $43, $31 and $8 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012; accrued and other payables of $270, $789 and $836 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012 and bank borrowings of $0, $0 and $1,330 (unaudited) as of December 31, 2010 and 2011 and September 30, 2012.

See further description in Note 12, Solar Investment Funds.

See accompanying notes.

SolarCity Corporation

Consolidated Statements of Operations

(In Thousands, Except Share and Per Share Amounts)

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Revenue:
Operating leases	$3,212	$9,684	$23,145	$16,103	$33,584
Solar energy systems sales	29,435	22,744	36,406	22,706	69,805

Total revenue	32,647	32,428	59,551	38,809	103,389
Cost of revenue:
Operating leases	1,911	3,191	5,718	3,289	8,615
Solar energy systems	28,971	26,953	41,418	31,415	57,924

Total cost of revenue	30,882	30,144	47,136	34,704	66,539

Gross profit	1,765	2,284	12,415	4,105	36,850
Operating expenses:
Sales and marketing	10,914	22,404	42,004	27,246	49,976
General and administrative	10,855	19,227	31,664	24,126	31,904

Total operating expenses	21,769	41,631	73,668	51,372	81,880

Loss from operations	(20,004)	(39,347)	(61,253)	(47,267)	(45,030)
Interest expense, net	334	4,901	9,272	7,516	14,922
Other expense, net	2,360	2,761	3,097	1,884	17,895

Loss before income taxes	(22,698)	(47,009)	(73,622)	(56,667)	(77,847)
Income tax provision	(22)	(65)	(92)	(62)	(107)

Net loss	(22,720)	(47,074)	(73,714)	(56,729)	(77,954)
Net income (loss) attributable to noncontrolling interests	3,507	(8,457)	(117,230)	(86,172)	(16,806)

Net income (loss) attributable to stockholders	$(26,227)	$(38,617)	$43,516	$29,443	$(61,148)

Net income (loss) attributable to common stockholders
Basic	$(26,227)	$(38,617)	$8,225	$5,682	$(61,148)
Diluted	$(26,227)	$(38,617)	$10,989	$7,521	$(61,148)
Net income (loss) per share attributable to common stockholders
Basic	$(3.13)	$(4.50)	$0.82	$0.58	$(5.63)
Diluted	$(3.13)	$(4.50)	$0.76	$0.53	$(5.63)
Weighted average shares used to compute net income (loss) per share attributable to common stockholders
Basic	8,378,590	8,583,772	9,977,646	9,845,324	10,867,584
Diluted	8,378,590	8,583,772	14,523,734	14,144,765	10,867,584
Pro forma net income (loss) per share attributable to common stockholders
Basic			0.89		(0.92)
Diluted			0.82		(0.92)
Number of shares used in computing pro forma net income (loss) per share attributable to common stockholders
Basic			50,945,159		59,378,923
Diluted			55,491,248		59,378,923

See accompanying notes.

SolarCity Corporation

Consolidated Statements of Convertible Redeemable Preferred Stock and Equity

(In Thousands, Except Per Share Amounts)

	Convertible Redeemable Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit	Noncontrolling Interests in Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2009	31,575	$56,186	8,437	$—	$496	$(25,873)	$(25,377)	$19,573	(5,804)
Issuance of common stock upon exercise of stock options for cash	—	—	46	—	6	—	6	—	6
Contributions from noncontrolling interests	—	—	—	—	—	—	—	40,970	40,970
Vested portion of restricted common stock issued to a Board member	—	—	10	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	862	—	862	—	862
Issuance of Series E convertible redeemable preferred stock at $5.41 per share, net of issuance cost of $144	4,436	23,856	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	(26,227)	(26,227)	3,507	(22,720)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(8,014)	(8,014)

Balance, December 31, 2009	36,011	80,042	8,493	—	1,364	(52,100)	(50,736)	56,036	5,300
Issuance of common stock upon exercise of stock options for cash	—	—	450	—	92	—	92	—	92
Contributions from noncontrolling interests	—	—	—	—	—	—	—	97,082	97,082
Vested portion of restricted common stock issued to a Board member	—	—	6	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	1,773	—	1,773	—	1,773
Issuance of Series E-1 convertible redeemable preferred stock at $6.25 per share, net of issuance cost of $96	3,440	21,404	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	(38,617)	(38,617)	(8,457)	(47,074)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(21,147)	(21,147)

Balance, December 31, 2010	39,451	101,446	8,949	—	3,229	(90,717)	(87,488)	123,514	36,026
Issuance of common stock upon exercise of stock options for cash	—	—	1,489	1	1,089	—	1,090	—	1,090
Contributions from noncontrolling interests	—	—	—	—	—	—	—	207,970	207,970
Issuance of common stock to a consultant	—	—	7	—	12	—	12	—	12
Donations of common stock to a charitable organization	—	—	20	—	119	—	119	—	119
Stock-based compensation expense	—	—	—	—	5,039	—	5,039	—	5,039
Income tax effect of stock-based compensation	—	—	—	—	50	—	50	—	50
Issuance of Series C convertible redeemable preferred stock upon exercise of warrants	375	4,576	—	—	—	—	—	—	—
Issuance of Series F convertible redeemable preferred stock at $9.68 per share, net of issuance cost of $93	2,067	19,700	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	43,516	43,516	(117,230)	(73,714)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(91,608)	(91,608)

Balance, December 31, 2011	41,893	$125,722	10,465	$1	$9,538	$(47,201)	$(37,662)	$122,646	$84,984
Issuance of common stock upon exercise of stock options for cash (unaudited)	—	—	777	—	1,409	—	1,409	—	1,409
Contributions from noncontrolling interests (unaudited)	—	—	—	—	—	—	—	63,532	63,532
Stock-based compensation expense (unaudited)	—	—	—	—	7,749	—	7,749	—	7,749
Issuance of Series C convertible redeemable preferred stock upon exercise of warrants	113	1,480	—	—	—	—	—	—	—
Issuance of Series G convertible redeemable preferred stock at $23.92 per share, net of issuance cost of $132 (unaudited)	3,387	81,218	—	—	—	—	—	—	—
Net loss (unaudited)	—	—	—	—	—	(61,148)	(61,148)	(16,806)	(77,954)
Distributions to noncontrolling interests (unaudited)	—	—	—	—	—	—	—	(135,193)	(135,193)

Balance, September 30, 2012 (unaudited)	45,393	$208,420	11,242	$1	$18,696	$(108,349)	$(89,652)	$34,179	$(55,473)

See accompanying notes.

SolarCity Corporation

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Operating activities:
Net loss	$(22,720)	$(47,074)	$(73,714)	$(56,729)	$(77,954)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Loss on disposal of property and equipment	9	26	336	336	10
Depreciation and amortization net of amortization of deferred U.S. Treasury grant income	3,230	5,733	12,338	8,255	14,277
Interest on lease pass-through financing obligation	—	3,285	7,373	5,947	8,948
Stock-based compensation	862	1,773	5,101	3,218	7,749
Donations of common stock to a charitable organization	—	—	119	—	—
Revaluation of convertible redeemable preferred stock warrants	2,227	1,998	2,050	1,312	16,713
Revaluation of preferred stock forward contract	—	—	—	—	350
Deferred income taxes	—	—	7	10	9
Reduction in lease pass-through financing obligation	—	(7,421)	(23,528)	(70,142)	(12,057)
Changes in operating assets and liabilities:
Restricted cash	250	(1,842)	(3,018)	(1,397)	(6,709)
Accounts receivable	342	(1,259)	(7,172)	(1,057)	(29,977)
Rebates receivable	(6,588)	3,339	(4,933)	(5,091)	(2,825)
Inventories	(5,688)	(15,964)	(111,150)	(956)	29,829
Prepaid expenses and other current assets	(2,286)	(5,417)	(6,945)	(753)	2,615
Other assets	(1,559)	(7,989)	(6,361)	(2,860)	(7,218)
Accounts payable	14,311	19,999	118,875	(10,524)	(75,967)
Accrued and other liabilities	3,194	22,365	29,460	10,903	41,137
Customer deposits	(540)	2,478	10,943	3,679	(3,884)
Deferred revenue	17,234	22,152	68,301	51,668	90,564

Net cash provided by (used in) operating activities	2,278	(3,818)	18,082	(64,181)	(4,390)
Investing activities:
Payments for the cost of solar energy systems, leased and to be leased	(61,661)	(156,495)	(292,933)	(201,465)	(290,371)
Purchase of property and equipment	(1,133)	(6,300)	(8,772)	(4,970)	(7,400)
Acquisition of business, net of cash acquired	—	(67)	(2,547)	(2,547)	—

Net cash used in investing activities	(62,794)	(162,862)	(304,252)	(208,982)	(297,771)
Financing activities:
Borrowings under long-term debt	516	1,292	17,270	17,273	119,008
Repayments of long-term debt	(736)	(1,014)	(3,158)	(2,739)	(32,168)
Borrowings under bank line of credit	4,864	—	5,582	5,582	19,418
Repayments of bank line of credit	(369)	—	(4,495)	(4,495)	(25,000)
Proceeds from sale-leaseback financing obligation	5,416	18,266	—	—	—
Repayments of sale-leaseback financing obligation	—	(7,603)	(574)	(488)	(268)
Proceeds from lease pass-through financing obligation	—	61,106	64,135	54,328	138,775
Repayment of capital lease obligations	—	—	(7,323)	(2,488)	(27,356)
Proceeds from investment by noncontrolling interests in subsidiaries	40,970	97,082	207,970	168,224	63,532
Distributions paid to noncontrolling interest in a subsidiary	(3,924)	(25,039)	(88,636)	(62,812)	(137,276)
Proceeds from exercise of stock options	6	92	1,090	978	1,409
Proceeds from U.S. Treasury grants	—	20,084	65,513	97,130	99,916
Proceeds from issuance of convertible redeemable preferred stock warrants	—	1,368	1,297	1,297	150
Proceeds from issuance of convertible redeemable preferred stock	23,856	21,404	19,700	19,700	80,868

Net cash provided by financing activities	70,599	187,038	278,371	291,490	301,008

Net increase (decrease) in cash and cash equivalents	10,083	20,358	(7,799)	18,327	(1,153)
Cash and cash equivalents, beginning of period	27,829	37,912	58,270	58,270	50,471

Cash and cash equivalents, end of period	$37,912	$58,270	$50,471	$76,597	$49,318

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$421	$1,474	$2,841	$1,693	$4,932

Cash paid during the period for taxes	$—	$3,018	$91	$91	$2,689

Noncash investing and financing activities
Conversion of convertible redeemable preferred stock warrants to convertible redeemable preferred stock	$—	$—	$4,576	$4,576	$—

See accompanying notes.

SolarCity Corporation

Notes to Consolidated Financial Statements

1. Organization

SolarCity Corporation or “the Company” was incorporated as a Delaware corporation on June 21, 2006. The Company is engaged in the design, installation and sale or lease of solar energy systems to residential and commercial customers, or sale of electricity generated by solar energy systems to customers. The Company also offers energy efficiency solutions and services aimed at improving residential energy efficiency and lowering overall residential energy costs to its customers. The Company’s headquarters are located in San Mateo, California.

2. Summary of Significant Accounting Policies and Procedures

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and reflect the accounts and operations of the Company and those of its subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification Section 810, or ASC, 810, Consolidation, the Company consolidates any variable interest entity, or VIE, of which it is the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as variable interest entities, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when the Company is not considered the primary beneficiary. The Company has determined that it is the primary beneficiary in a number of VIEs—refer to Note 12, Solar Investment Funds. The Company evaluates its relationships with the VIEs on an ongoing basis to ensure that it continues to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company regularly makes significant estimates and assumptions including, but not limited to, the estimates which affect the estimated selling price of undelivered elements for revenue recognition purposes, the collectibility of accounts receivable, the valuation of inventories, the estimated total costs for long-term contracts used as a basis of determining percentage of completion for such contracts, the estimated fair value and residual values of solar energy systems subject to leases, the useful lives of solar energy systems, property and equipment and intangible assets, the determination of accrued liabilities, accounting for business combinations, the valuation of convertible redeemable preferred stock warrants, the valuation of stock-based compensation, and the determination of valuation allowances associated with deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2012, the consolidated statements of operations and cash flows for the nine months ended September 30, 2011 and 2012 and the consolidated statements of convertible redeemable preferred stock and equity for the nine months ended September 30, 2012 are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the nine months ended September 30, 2011 and 2012. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these nine-month periods are unaudited. The results of the nine months ended September 30, 2012 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2012 or for any other interim period or other future year.

Unaudited Pro Forma Financial Information

Upon the closing of a firmly underwritten public offering of the Company’s common stock (A) in which the price is at least $6.50 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and (B) that results in aggregate cash proceeds to the Company of not less than $50 million net of underwriting discounts and commissions, all of the outstanding convertible redeemable preferred stock of the Company will automatically convert to common stock of SolarCity Corporation. In addition, if not exercised prior to an initial public offering resulting in the conversion of all convertible redeemable preferred stock to common stock, outstanding warrants to acquire Series C and Series F convertible redeemable preferred stock will automatically net exercise according to their terms into common stock based on the initial public offering price, while warrants to acquire Series E convertible redeemable preferred stock will automatically convert to common stock warrants. The convertible redeemable preferred stock warrants liability outstanding related to the warrants will be reclassified to common stock and additional paid-in capital. The pro forma financial data have been prepared assuming the net exercise of the outstanding Series F convertible redeemable preferred stock warrants and the automatic conversion of the convertible redeemable preferred stock outstanding into 50,441,799 shares of common stock of SolarCity Corporation as of September 30, 2012.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains cash and cash equivalents, which consist principally of demand deposits with high-credit-quality financial institutions. The Company has exposure to credit risk to the extent cash and cash equivalent balances, including restricted cash, exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

Restricted Cash

Restricted cash represents balances collateralizing standby letters of credit, outstanding credit card borrowing facilities and obligations under certain operating leases.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

Accounts Receivable

Accounts receivable primarily represent trade receivables from sales of residential and commercial customers recorded at net realizable value. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible accounts receivable. The Company reviews its accounts receivable by aging category to identify significant customers with known disputes or collection issues. In determining the allowance, the Company makes judgments about the creditworthiness of a majority of its customers based on ongoing credit evaluations. The Company also considers its historical level of credit losses and current economic trends that might impact the level of future credit losses. The Company writes off accounts receivable when they are deemed uncollectible.

Rebates Receivable

Rebates receivable represent rebates due from utility companies and government agencies. These receivables include rebates that have been assigned to the Company by its cash customers on state-approved solar energy system installations sold to the customers, and also uncollected incentives from state and local government agencies for solar energy system installations that have been leased to customers or are used to generate and sell electricity to customers under power purchase agreements. For the rebates assigned to the Company by its customers, the Company assumes the responsibility for collection of the rebate. The processing cycle for these rebates and incentives involves a multi-step process in which the Company accumulates and submits information required by the utility company or state agency necessary for the collection of the rebate. The entire process typically can take up to several months to complete. The Company recognizes rebates receivable upon the solar energy system passing inspection by the responsible city department after completion of system installation.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and rebates receivable. The associated risk of concentration for cash and cash equivalents is mitigated by banking with creditworthy institutions. At certain times, amounts on deposit exceed Federal Deposit Insurance Corporation insurance limits. The Company does not require collateral or other security to support accounts receivable. To reduce credit risk, management performs periodic credit evaluations and ongoing evaluations of its customers’ financial condition. Rebates receivable are due from various states and local governments as well as various utility companies. The Company considers the risk of uncollectability of such amounts to be low.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

ASC 820 requires that the valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 establishes a three tier value hierarchy, which prioritizes inputs that may be used to measure fair value as follows:

•	Level 1—Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

During the year ended December 31, 2010 and 2011 and the nine months ended June 30, 2012, there were no nonrecurring fair value measurements of assets and liabilities subsequent to initial recognition.

The following table sets forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2011 and September 30, 2012, based on the three-tier fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
As of December 31, 2010:
Liabilities:
Convertible redeemable preferred stock warrants	$—	$—	$6,554	$6,554

As of December 31, 2011:
Liabilities:
Convertible redeemable preferred stock warrants	$—	$—	$5,325	$5,325

As of September 30, 2012: (unaudited)
Liabilities:
Convertible redeemable preferred stock warrants	$—	$—	$20,708	$20,708

The fair value of the convertible redeemable preferred stock warrants is based on unobservable inputs. Such instruments are generally classified within Level 3 of the fair value hierarchy. The Company estimated the fair value of the warrants using an option-pricing model incorporating assumptions that market participants would use in their estimates of fair value. Some of these assumptions include estimates for interest rates, expected dividends, and the fair value of the underlying preferred stock. The estimated fair value of the underlying preferred stock is itself determined using an option-pricing method. Under this method, the fair value of an enterprise’s common stock is estimated as the net value of a series of call options, representing the present value of the expected future returns to the stockholders. Refer to Convertible Redeemable Preferred Stock Warrant Liabilities section of this Note 2 for the reconciliation of beginning and ending fair value balances.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

The Company’s other financial instruments include customer deposits, distributions payable to noncontrolling interests, borrowings under lines of credit and long-term debt facilities. The carrying values of its financial instruments other than its long-term debt approximate their fair values due to the fact that they are short-term in nature at December 31, 2010 and 2011, and September 30, 2012. The Company believes that the carrying value of its long-term debt approximates fair value based upon rates currently offered for debt of similar maturities and terms.

Inventories

Inventories include raw materials that include photovoltaic panels, inverters, and mounting hardware as well as miscellaneous electrical components, and work in process that includes raw materials partially installed, along with direct and indirect capitalized installation costs. Raw materials and work-in-process are stated at the lower of cost or market (on a first-in-first-out basis). Work-in-process primarily relates to solar energy systems that will be sold to customers, which are under construction and are yet to pass inspection.

The Company also evaluates its inventory reserves on a quarterly basis and writes down the value of inventories for estimated excess and obsolete inventories based upon assumptions about future demand and market conditions.

Solar Energy Systems, Leased and To Be Leased

The Company is the operating lessor of the solar energy systems under leases that qualify as operating leases. The Company accounts for the leases in accordance with ASC 840, Leases. To determine lease classification, the Company evaluates lease terms to determine whether there is a transfer of ownership or bargain purchase option at the end of the lease, whether the lease term is greater than 75% of the useful life, or whether the present value of minimum lease payments exceed 90% of the fair value at lease inception. The Company utilizes periodic appraisals to estimate useful life and fair values at lease inception, and residual values at lease termination. Solar energy systems are stated at cost, less accumulated depreciation and amortization.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets as follows.

Useful Lives
Solar energy systems leased to customers	30 years
Initial direct costs related to solar energy systems leased to customers	Lease term (10 to 20 years)

Solar energy systems held for lease to customers are installed systems pending interconnection with the respective utility companies and will be depreciated as solar energy systems leased to customers when the respective systems have been interconnected and placed in service.

Solar energy systems under construction represents systems that are under installation, which will be depreciated as solar energy systems leased to customers when the respective systems are completed, interconnected and subsequently leased to customers.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

Initial direct costs related to solar energy systems leased to customers are capitalized and amortized over the term of the related customer lease agreements.

Presentation of Cash Flows Associated with Solar Energy Systems

The Company discloses cash flows associated with solar energy systems in accordance with ASC 230, Statement of Cash Flows (ASC 230). The Company determines the appropriate classification of cash payments related to solar energy systems depending on the activity that is likely to be the predominant source of cash flows for the item being paid for. Accordingly, the Company presents payments made in a period for costs incurred to install solar energy systems that will be leased to customers, including the payments for cost of the inventory that is utilized in such systems, as investing activities in the statement of cash flows. Payments made for inventory that will be utilized for solar energy systems that will be sold to customers are presented as cash flows from operations in the statement of cash flows.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets as follows.

Useful Lives
Furniture and fixtures	7 years
Vehicles	5 years
Computer hardware and software	5 years

Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives, currently seven years.

Repairs and maintenance costs are expensed as incurred.

Upon disposition, the cost and related accumulated depreciation of the assets are removed from property and equipment and the resulting gain or loss is reflected in the consolidated statements of operations.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, Property, Plant, and Equipment, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets, as appropriate, may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use and the eventual disposition is less than the carrying amounts, an impairment loss would be measured based on the discounted cash flows compared to the carrying amounts. There was no impairment charge recorded for the years ended December 31, 2009, 2010 or 2011, or for the nine months ended September 30, 2012 (unaudited).

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

Capitalization of Software Costs

For costs incurred in development of internal use software, the Company capitalizes costs incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. To date the Company has not incurred any significant costs on internally developed software and all costs incurred to date have been expensed as incurred.

Warranties

The Company warrants its products for various periods against defects in material or installation workmanship. The Company generally provides a warranty on the generating and nongenerating parts of the solar energy systems it sells of typically between five to twenty years. The manufacturer’s warranty on the solar energy systems components, which is typically passed through to these customers, has a warranty period ranging from one to twenty five years. The changes in accrued warranty balance, recorded as a component of accrued liabilities on the consolidated balance sheets consisted of the following (in thousands):

	As of and for the Year Ended December 31,		As of and for the Nine Months Ended September 30,
	2010	2011	2012
			(unaudited)
Balance – beginning of the period	$1,148	$1,704	$2,462
Provision charged to warranty expense	614	531	1,662
Assumed warranty obligation arising from business acquisitions (Note 3)	—	349	—
Less warranty claims	(58)	(122)	(149)

Balance – end of the period	$1,704	$2,462	$3,975

Solar Energy Systems Performance Guarantees

The Company guarantees certain specified minimum solar energy production output for systems leased to customers. The Company monitors the solar energy systems to ensure that these outputs are being achieved. The Company believes that the systems as designed are capable of producing the minimum capacity guaranteed. The Company evaluates if any amounts are due to its customers. Through September 30, 2012, no liability has been recorded in the consolidated financial statements relating to these guarantees based on the Company’s assessment of its exposure.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

Convertible Redeemable Preferred Stock Warrant Liabilities

Freestanding warrants to acquire shares that may be redeemable are accounted for in accordance with FASB ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase the Company’s convertible redeemable preferred stock are classified as a liability on the consolidated balance sheets and carried at fair value because the warrants may conditionally obligate the Company to transfer assets at some point in the future. The Company initially measured the warrants at fair value on issuance. The warrants are subject to remeasurement to fair value at each balance sheet date, and any change in their fair value is recognized as a component of other expense, net, in the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, or the conversion of convertible redeemable preferred stock into common stock. The changes in the value of the convertible redeemable preferred stock warrant liabilities were as follows (in thousands):

Fair value as of January 1, 2009	$961
Change in fair value	2,227

Fair value as of December 31, 2009	3,188
Issuances	1,368
Change in fair value	1,998

Fair value as of December 31, 2010	6,554
Issuances	1,297
Exercises	(4,576)
Change in fair value	2,050

Fair value as of December 31, 2011	5,325
Exercises	(1,330)
Change in fair value (unaudited)	16,713

Fair value as of September 30, 2012 (unaudited)	$20,708

Deferred U.S. Treasury Grant Income

The Company is eligible for U.S. Treasury grants received or receivable on eligible property as defined under Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended by the Tax Relief Unemployment Insurance Reauthorization and Job Creation Act of December 2010, which includes solar energy system installations, upon approval by the U.S. Treasury Department. For solar energy systems under lease pass-through arrangements as described in Note 13, the Company reduces the financing obligation and records deferred income for the U.S. Treasury grants which are paid directly to the investors upon receipt of the grants by the investors. The benefit of the U.S. Treasury grants is recorded as deferred income and is amortized on a straight-line basis over the estimated useful lives of the related solar energy systems of 30 years. The amortization of the deferred income is recorded as a reduction to depreciation expense which is a component of the cost of revenue of operating leases in the consolidated statement of operations. A catch up adjustment is recorded in the period in which the grant is approved by the U.S. Treasury Department or received by lease pass-through investors to recognize the portion of the grant that matches proportionally the amortization for the period between the date of placement in service of the solar energy systems and approval by the U.S. Treasury Department or receipt by lease pass-through

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

investors of the associated grant. The changes in deferred Treasury grant income during the year were as follows (in thousands):

U.S. Treasury grant receipts in 2010	$20,084
Amortized during the year as a credit to depreciation expense	(744)

Balance as of December 31, 2010	19,340
U.S. Treasury grants received and receivable by the Company	68,585
U.S. Treasury grants received by investors under lease pass-through arrangements	54,730
Amortized during the year as a credit to depreciation expense	(5,221)

Balance as of December 31, 2011	137,434
U.S. Treasury grants received and receivable by the company (unaudited)	96,844
U.S. Treasury grants received by investors under lease pass-through arrangements (unaudited)	46,475
Amortized during the period as a credit to depreciation expense (unaudited)	(7,405)

Balance as of September 30, 2012 (unaudited)	$273,348

There were no U.S. Treasury grants received or receivable prior to 2010. Of the balance outstanding as of December 31, 2010 and 2011 and September 30, 2012, $18,671, $132,004 and $262,405 (unaudited), respectively, are disclosed as noncurrent deferred Treasury grants income in the consolidated balance sheets.

Deferred Revenue

The Company records as deferred revenue any amounts that are collected from customers, including lease prepayments, in excess of revenue recognized. Deferred revenue also includes the portion of rebates and incentives received from utility companies and various local and state government agencies, which are recognized as revenue over the lease term, as well as the remote monitoring fee, which is recognized as revenue ratably over the respective contract term. As of December 31, 2010 and 2011, and as of September 30, 2012, deferred revenue from rebates and incentives included in the deferred revenue balance in the consolidated balance sheet amounted to $39.9 million, $80.2 million and $100.3 million (unaudited), respectively.

Revenue Recognition

The Company provides design, installation, and ongoing remote monitoring services of solar energy systems to residential and commercial customers. Residential customers generally purchase solar energy systems from the Company under fixed-price contracts or lease Company-owned solar energy systems under lease agreements, which also include monitoring services. Commercial customers generally purchase solar energy systems from the Company under fixed-price contracts, purchase electricity generated by Company-owned solar energy systems under power purchase agreements, or lease Company-owned solar energy systems under lease agreements. The Company also earns rebates that have been assigned to the Company by its cash customers on state-approved system installations sold to the customers, as well rebates and incentives from utility companies and state and local governments on systems leased to customers or used to sell electricity to customers under power purchase agreements. The Company considers the proceeds from the rebates to comprise a portion of the proceeds from the sale or lease of the solar energy systems. Commencing in the second quarter of

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

2010, the Company began offering energy efficiency solutions aimed at improving residential energy efficiency and lowering overall residential energy costs. The energy efficiency services comprise energy efficiency evaluations and upgrades to homes and household appliances to improve energy efficiency.

Solar Energy Systems Sales

For solar energy systems sold to customers, the Company recognizes revenue, net of any applicable governmental sales taxes, in accordance with ASC 605-25-25, Revenue Recognition—Multiple-Element Arrangements, and ASC 605-10-S99, Revenue Recognition—Overall—SEC Materials. Revenue from installation of a system is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. The Company recognizes revenue upon the solar energy system passing an inspection by the responsible city department after completion of system installation for residential installations. Costs incurred on residential installations before the systems are completed are included in inventories as work in progress in the accompanying consolidated balance sheets.

The Company recognizes revenue for solar energy systems constructed for large scale commercial customers in accordance with ASC 605-35, Revenue Recognition, Construction—Type and Production Type Contracts. Revenue is recognized on the percentage-of-completion basis, based on the ratio of costs incurred to date to total projected costs. Provisions are made for the full amount of any anticipated losses on a contract-by-contract basis. The Company recognized $3.2 million, $3.0 million (unaudited) and $3.7 million (unaudited) in losses for these types of contracts in 2011 and for the nine months ended September 30, 2011 and 2012, respectively. No losses had been recognized in periods prior to 2011. Costs in excess of billings are recorded where costs recognized are in excess of amounts billed to customers of purchased commercial solar energy systems. Costs in excess of billings as of December 31, 2011 and September 30, 2012 amounted to $1.2 million and $1.1 million (unaudited), respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets. There were no costs and estimated earnings in excess of billings as of December 31, 2010. Billings in excess of costs as of December 31, 2011 and September 30, 2012 amounted to $0.7 million and $0.2 million (unaudited), respectively, and are included in deferred revenue in the consolidated balance sheets. There were no billings in excess of costs and estimated earnings as of December 31, 2010.

Operating Leases and Power Purchase Agreements

The Company is the lessor under lease agreements for solar energy systems, which are accounted for as operating leases in accordance with ASC 840, Leases. The Company records operating lease revenue from minimum lease payments, including upfront rebates and incentives earned from such systems, on a straight-line basis over the life of the lease term, assuming all other revenue recognition criteria are met. For incentives that are earned based on amount of electricity generated by the system, the Company records revenue as the amounts are earned.

The difference between the payments received and the revenue recognized is recorded as deferred revenue on the accompanying consolidated balance sheets.

For solar energy systems where customers purchase electricity from the Company under power purchase agreements, the Company has determined that these agreements should be accounted for, in

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

substance, as operating leases pursuant to ASC 840. Revenue is recognized based upon the amount of electricity delivered as determined by remote monitoring equipment at rates specified under the contracts, assuming all other revenue recognition criteria are met.

The portion of rebates and incentives recognized within operating leases revenue for the years ended December 31, 2009, 2010 and 2011, and for the nine month periods ended September 30, 2011 and 2012 amounted to $1.1 million, $3.8 million, $9.6 million, $7.5 million (unaudited) and $13.5 million (unaudited), respectively.

Initial direct costs from the origination of solar energy systems leased to customers (the incremental cost of contract administration, referral fees and sales commissions) are capitalized as an element of solar energy systems and amortized over the term of the related lease or power purchase agreement, which generally ranges from ten to twenty years.

Remote Monitoring Services

The Company provides solar energy systems remote monitoring services which are generally bundled with either the sale or lease of solar energy systems. For systems that the Company sells to customers, the Company provides remote monitoring services over the contractual term specified in the contractual agreements or over the warranty period if not specified in the contracts. For leased systems the Company provides remote monitoring services over the lease term. The Company allocates revenue to the remote monitoring services and other elements in the arrangement using the relative selling price method. The selling price used in the allocation is determined by reference to the prices charged by third parties for similar services. The relative selling prices of solar energy systems and leases used in the allocation is based on the Company’s best estimate of the prices that the Company would charge its customers to sell or lease solar energy systems on a standalone basis. For remote monitoring services bundled with the sale of solar energy systems, the Company recognizes revenue attributable to the remote monitoring services over the term of the associated contract or warranty period, if the contract does not specify the service term. For remote monitoring services bundled with the lease of solar energy systems, the Company recognizes revenue attributable to the remote monitoring services over the lease term. To date the remote monitoring services revenue has not been material and is included in the consolidated statements of operations under either revenue from operating leases when these services are bundled with leases or revenue from solar energy system sales when these services are bundled with sale of solar energy systems.

Energy Efficiency Services

For energy efficiency services, the Company recognizes revenue upon completion of the services, provided all other revenue recognition criteria are met. Typically the energy efficiency services take less than a month to complete. The energy efficiency services are either sold on a standalone basis or bundled with the sale or lease of solar energy systems. When the sale of energy efficiency services has been bundled with the sale or lease of solar energy systems, the Company allocates revenue to the energy efficiency services and the sale or lease of energy system using the relative selling price method. The relative selling prices of the energy efficiency services and the sale or lease of solar energy systems used in the allocation is determined by reference to the prices the Company charges for these products on a standalone basis. To date, the revenue generated from energy efficiency services has not been material and has been included as a component of solar energy systems sales revenue in the consolidated statements of operations.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

Sale-Leaseback

The Company is party to master lease agreements that provide for the sale of solar energy systems to third parties and the simultaneous leaseback of the systems, which the Company then subleases to customers. In sale-leaseback arrangements, the Company first determines whether the solar energy system under the sale-leaseback arrangement is “integral equipment.” A solar energy system is determined to be integral equipment when the cost to remove the system from its existing location, including the shipping and reinstallation costs of the solar energy system at the new site, including any diminution in fair value, exceeds ten percent of the fair value of the solar energy system at the time of its original installation. When the leaseback arrangements expire, the Company has the option to purchase the solar energy system, and in most cases, the lessor has the option to sell the system back to the Company, though in some instances the lessor can only sell the system back to the Company prior to expiration of the arrangement.

For solar energy systems that the Company has determined to be integral equipment, the Company has concluded that these rights create a continuing involvement. Therefore, the Company uses the financing method to account for the sale-leaseback of such solar energy systems. Under the financing method, the Company does not recognize as revenue any of the sale proceeds received from the lessor that contractually constitutes a payment to acquire the solar energy system. Instead, the Company treats any such sale proceeds received as financing capital to install and deliver the solar energy system and accordingly records the proceeds as a sale-leaseback financing obligation in the consolidated balance sheets. The Company allocates the leaseback payments made to the lessor between interest expense and a reduction to the sale-leaseback financing obligation. Interest on the financing obligation is calculated using the Company’s incremental borrowing rate at the inception of the arrangement on the outstanding financing obligation. The Company determines its incremental borrowing rate by reference to the interest rates that it would obtain in the financial markets to borrow amounts equal to the sale-leaseback financing obligation over a term similar to the master lease term.

For solar energy systems that the Company has determined not to be integral equipment, the Company determines if the leaseback is classified as a capital lease or an operating lease. For leasebacks classified as capital leases, the Company initially records a capital lease asset and capital lease obligation in the consolidated balance sheets equal to the lower of the present value of the future minimum leaseback payments or the fair value of the solar energy system. For capital leasebacks, the Company does not recognize any revenue but defers the gross profit comprising of the net of the revenue and the associated cost of sale. For leasebacks classified as operating leases, the Company recognizes a portion of the revenue and the associated cost of sale, and defers the portion of revenue and cost of sale that represents the gross profit that is equal to the present value of the future minimum lease payments over the master leaseback term. For both capital and operating leasebacks, the Company records the deferred gross profit in the consolidated balance sheets as deferred income and amortizes the deferred income over the leaseback term as a reduction to the leaseback rental expense included in the cost of operating lease revenue in the consolidated statement of operations.

Cost of Revenue

Operating leases cost of revenue is primarily made up of depreciation of the cost of leased solar energy systems, reduced by amortization of U.S. Treasury grant income and amortization of initial direct costs associated with those systems.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

Solar energy systems cost of revenue includes direct and indirect material and labor costs, warehouse rent, freight, warranty expense, depreciation on vehicles, amortization of initial direct costs and depreciation related to solar energy systems leased to customers, and other overhead costs.

Advertising Costs

Advertising costs are expensed as incurred and are included as an element of sales and marketing expense in the accompanying consolidated statements of operations. The Company incurred advertising costs of $0.7 million, $5.5 million and $9.5 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $6.4 million (unaudited) and $3.3 million (unaudited) for the nine months ended September 30, 2011 and 2012, respectively.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company’s policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the consolidated statements of operations.

Comprehensive Income (Loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, Comprehensive Income. Under ASC 220, the Company is required to report comprehensive income (loss), which includes the Company’s net loss, as well as changes in other comprehensive loss items. There were no differences between comprehensive loss as defined by ASC 220 and net loss as reported in the Company’s accompanying consolidated statements of operations for the periods presented.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all share-based payments granted to employees based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported.

The Company applies ASC 718 and ASC Subtopic 505-50, Equity-Based Payments to Non Employees, to options and other stock-based awards issued to nonemployees. In accordance with ASC 718 and ASC Subtopic 505-50, the Company uses the Black-Scholes option-pricing model to measure the fair value of the options at the measurement date.

Noncontrolling Interests

Noncontrolling interests represent third party interests in the net assets under certain funding arrangements, or the Funds, that the Company has entered into to finance the cost of solar energy systems under operating leases. The Company has determined that the contractual-provisions in the funding arrangements represent substantive profit sharing arrangements. The Company has further determined that the appropriate methodology for calculating the noncontrolling interests balances that reflects the substantive profit sharing arrangements is a balance sheet approach using the hypothetical liquidation at book value method or the HLBV method. The Company therefore determines the amount of the noncontrolling interests in the net assets at each balance sheet date using the HLBV method which is presented on the consolidated balance sheets as noncontrolling interests in subsidiaries. Under the HLBV method, the amounts reported as noncontrolling interests in the consolidated balance sheets represent the amounts the third parties would hypothetically receive at each balance sheet date under the liquidation provisions of the Funding arrangements, assuming the net assets of the Funds were liquidated at recorded amounts determined in accordance with GAAP and distributed to the investors. The third parties interest in the results of operations of these Funds is determined as the difference in noncontrolling interests in the consolidated balance sheets at the start and end of each operating period, after taking into account any capital transactions between the Fund and the third parties. The noncontrolling interests balance in these Funds is reported as a component of equity in the consolidated balance sheets.

Segment Information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the executive team, comprising the chief executive officer, the chief operating officer and the chief financial officer. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has a single operating and reporting segment, solar energy and energy efficiency products and services. The Company’s principal operations, revenue and decision-making functions are located in the United States.

Basic and Diluted Net Income (Loss) Per Share

The Company’s basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted average number of

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies and Procedures (continued)

shares of common stock outstanding for the period. The Company’s convertible redeemable preferred stock is entitled to receive dividends of up to $0.01 per share when and if dividends are declared on the common stock and thereafter participate pro rata on an as converted basis with the common stock holders on any distributions to common stockholders. They are therefore participating securities. As a result, the Company calculates the net income (loss) per share using the two-class method. Accordingly, the net income (loss) attributable to common stockholders is derived from the net income (loss) for the period and, in periods in which the Company has net income attributable to common stockholders, an adjustment is made for the noncumulative dividends and allocations of earnings to participating securities based on their outstanding shareholder rights. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible redeemable preferred stock as the convertible redeemable preferred stock do not have a contractual obligation to share in the Company’s losses.

The diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury stock method or the as-if converted method as applicable. In periods when the Company incurred a net loss attributable to common stockholders, convertible redeemable preferred stock, stock options, restricted stock units and warrants to purchase convertible redeemable preferred stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

Unaudited Pro Forma Net Income (Loss) Per Share

Pro forma basic and diluted net income (loss) per share attributable to common stockholders were computed to give effect to the exchange of the outstanding convertible redeemable preferred stock using the as-if converted method into common stock as if the automatic exchange had occurred as of the beginning of each period, or the original date of issuance if later.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between accounting principles generally accepted in the United States of America (U.S. GAAP) and International Financial Reporting Standards (IFRS). ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The ASU is effective for interim and annual periods beginning after December 15, 2011, with early adoption prohibited. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05 relating to Comprehensive Income (Topic 220), Presentation of Comprehensive Income (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

3. Acquisitions

Building Solutions

Pursuant to the asset purchase agreement dated April 23, 2010, between the Company and Home Performance Pro, Inc., dba Building Solutions, a privately held California corporation, the Company purchased certain assets and assumed certain liabilities. The acquisition was intended to strengthen the Company’s competitive position by offering customers more comprehensive residential energy efficiency and energy cost reduction solutions, and to broaden the Company’s relationship with its customers. In consideration for the assets acquired and liabilities assumed, the Company paid $0.08 million on execution of the agreement with further contingent cash consideration due if certain future revenue milestones were met. The Company has accounted for the acquisition under ASC 805, Business Combinations, and has included the results of operations in the consolidated statements of operations from the acquisition date. The assets acquired and liabilities assumed have been recorded based upon their fair values at the date of acquisition. Management had estimated that there was low likelihood of the revenue targets being achieved and had therefore determined the fair value of the contingent consideration to be insignificant. The revenue targets were not met within the time period stipulated in the purchase agreement.

The following table summarizes the accounting for this acquisition (in thousands):

Cash acquired	$13
Accounts receivable	97
Vehicles and equipment	16
Accounts payable	(61)
Other liabilities	(82)
Intangible assets:
Developed technology	97

Total purchase price	$80

Clean Currents

Pursuant to the asset purchase agreement dated January 19, 2011, between the Company and Clean Currents, Inc., and Clean Currents Solar of the Mid Atlantic, LLC (collectively “Clean Currents”), the Company purchased certain assets and assumed certain liabilities from Clean Currents. In consideration for the assets and liabilities acquired, the Company paid $0.4 million. The Company has accounted for the acquisition under ASC 805, Business Combinations, and has included the results of operations in the consolidated statements of operations from the acquisition date and recorded the related assets and liabilities based upon their fair values at the date of acquisition.

The acquisition was intended to extend the Company’s geographic reach to the East Coast of the United States with a goal to increase the customer base.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

3. Acquisitions (continued)

The following table summarizes the accounting for this acquisition (in thousands):

Inventory	$219
Fixed assets	14
Other assets	98
Warranty obligation	(32)
Other liabilities	(296)
Intangible assets:
Orders backlog	335
Goodwill	44

Total purchase price	$382

groSolar

Pursuant to the asset purchase agreement dated February 16, 2011, between the Company and Global Resource Options, Inc., Chesapeake Solar LLC, and groSolar CalMass Inc. (collectively “groSolar”), the Company purchased certain assets and assumed certain liabilities from groSolar. In consideration for the assets and liabilities acquired, the Company paid $1.9 million. The Company has accounted for the acquisition under ASC 805, Business Combinations, and included the results of operations in the consolidated statements of operations from the acquisition date and recorded the related assets and liabilities based upon their fair values at the date of acquisition.

The acquisition was intended to extend the Company’s geographic reach to the East Coast of the United States with a goal to increase the customer base.

The following table summarizes the accounting for this acquisition (in thousands):

Inventory	$1,155
Fixed assets	419
Vehicle loans	(164)
Warranty obligation	(317)
Other liabilities	(99)
Intangible assets:
Orders backlog	401
Goodwill	469

Total purchase price	$1,864

Pro Forma Financial Information

The pro forma financial information has not been presented as the acquisitions individually and in the aggregate are not material to the Company’s consolidated financial statements.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

4. Noncancelable Operating Lease Payments Receivable

As of December 31, 2011, future minimum lease payments to be received from customers under noncancelable operating leases for each of the next five years and thereafter are as follows (in thousands):

2012	$10,264
2013	7,762
2014	7,954
2015	8,155
2016	8,363
Thereafter	91,388

Total	$133,886

The Company enters into power purchase agreements with its customers which are accounted for, in substance, as leases. These customers are charged solely based on actual power produced by the installed solar energy system at a predefined power rate per Kw/H of power produced. The payments from such arrangements are not included in the table above as they are a function of the power that will be generated by the related solar systems in the future.

Included in revenue for the years ended December 31, 2009, 2010 and 2011 and for the nine months ended September 30, 2011 and 2012, was $0.8 million, $1.3 million, $5.0 million, $3.7 million (unaudited) and $15.6 million (unaudited), respectively, which have been accounted for as contingent rentals. The contingent rentals comprise of customer payments under power purchase agreements and performance-based incentives receivable by the Company from various utility companies.

5. Inventories

As of December 31, 2010 and 2011, and September 30, 2012, inventories consist of the following (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(unaudited)
Raw materials	$28,099	$126,517	$99,051
Work in progress	2,118	16,225	13,862

Total	$30,217	$142,742	$112,913

Work in progress represents costs incurred on solar energy systems that are undergoing installation for sale to customers and are yet to be commissioned.

Raw materials comprise component parts that include photovoltaic panels, inverters and other electrical components that will be deployed to solar energy systems that will either be sold or to solar energy systems, leased and to be leased. Work in progress comprise installations in progress and include component parts, labor and other overhead costs incurred up to the balance sheet date on systems that will be sold to customers and for which binding sales contracts have already been executed. For solar energy systems, leased and to be leased, the Company commences transferring component parts from inventory to construction in progress, a component of solar energy systems, leased and to be leased, once a lease contract with a lease customer has been executed. Additional costs incurred on the leased systems, including labor and overhead, are recorded within construction in progress.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

5. Inventories (continued)

The changes in inventories consisted of the following (in thousands):

	As of and for the Year Ended December 31,		As of and for the Nine Months Ended September 30,
	2010	2011	2012
			(unaudited)
Balance – beginning of period	$14,253	$30,217	$142,742
Inventory receipts	111,791	256,109	128,869
Direct costs attributable to systems to be sold at the balance sheet date	8,010	22,166	38,907
Transfers to solar energy systems sales and long-term contracts	(16,015)	(29,950)	(51,451)
Transfers to systems sold under sale-leaseback transactions	(8,710)	(8,252)	(25,362)
Transfers to solar energy systems, leased and to be leased	(78,984)	(127,659)	(117,477)
Changes in overhead costs allocated to systems to be sold at the balance sheet date	7	3,866	(458)
Inventory write-offs and other adjustments	(135)	(3,755)	(2,857)

Balance – end of period	$30,217	$142,742	$112,913

The transfers in a period to solar energy systems sales and long-term contracts, transfers to systems sold under sale leaseback transactions and transfers to solar energy systems, leased and to be leased, include material and direct costs. Overhead is allocated to work in progress at the end of each reporting period. The table above reflects changes in the overhead capitalized to work in progress at the end of the reporting period from the balance at the beginning of the period.

6. Solar Energy Systems, Leased and To Be Leased, Net

As of December 31, 2010 and 2011, and September 30, 2012, leased assets consist of the following (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(unaudited)
Solar energy systems leased to customers	$176,106	$441,165	$751,686
Initial direct costs related to solar energy systems leased to customers	11,052	24,029	45,345

	187,158	465,194	797,031
Less accumulated depreciation and amortization	(6,398)	(17,797)	(35,215)

	180,760	447,397	761,816
Solar energy systems under construction	46,174	57,998	52,779
Solar energy systems held for lease to customers	12,677	30,214	44,151

Solar energy systems, leased and to be leased, net	$239,611	$535,609	$858,746

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

6. Solar Energy Systems, Leased and To Be Leased, Net (continued)

Included under solar energy systems leased to customers as of December 31, 2011 and September 30, 2012 is $14.5 million and $65.2 million (unaudited), respectively, relating to capital leased assets, with an accumulated depreciation of $0.2 million and $1.9 million (unaudited), respectively. There were no assets under capital leases as of December 31, 2010. As of December 31, 2011, future minimum annual lease payments to be paid to the lessor under this lease arrangement for each of the next five years and thereafter are as follows (in thousands):

2012	$811
2013	809
2014	815
2015	821
2016	827
Thereafter	9,440

Total	$13,523

As of December 31, 2011, future minimum annual lease receipts to be paid to the Company by sublessees under this lease arrangement for each of the next five annual periods ending December 31, and thereafter are as follows (in thousands):

2012	$940
2013	615
2014	622
2015	631
2016	640
Thereafter	10,829

Total	$14,277

The amounts in the table above are also included as part of the noncancelable operating lease payments from customers disclosed in Note 4.

7. Property and Equipment, Net

As of December 31, 2010 and 2011, and September 30, 2012, property and equipment consist of the following (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(unaudited)
Vehicles	$7,021	$11,943	$17,179
Computer hardware and software	2,947	3,720	4,929
Furniture and fixtures	763	1,394	1,748
Leasehold improvements	3,082	5,424	6,539

	13,813	22,481	30,395
Less accumulated depreciation and amortization	(4,482)	(8,060)	(11,629)

Property and equipment, net	$9,331	$14,421	$18,766

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

8. Accrued and Other Current Liabilities

As of December 31, 2010 and 2011, and September 30, 2012, accrued and other current liabilities consist of the following (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(unaudited)
Accrued compensation	$5,607	$8,890	$10,136
Accrued expenses	3,541	11,025	9,389
Accrued warranty	1,704	2,462	3,975
Accrued sales taxes	1,954	4,736	3,368
Income taxes payable	—	1,552	—
Current portion of deferred gain on sale-leaseback transactions	968	1,538	3,181
Current portion of capital lease obligation	—	371	1,935

Total	$13,774	$30,574	$31,984

9. Other Liabilities

As of December 31, 2010 and 2011, and September 30, 2012, other liabilities consist of the following (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(unaudited)
Deferred gain on sale-leaseback transactions, net of current portion	$12,321	$24,597	$60,002
Deferred rent expense	3,051	4,567	4,464
Capital lease obligation	—	6,837	28,601
Other noncurrent liabilities	343	313	466

Total	$15,715	$36,314	$93,533

10. Long-Term Debt

Equipment Financing Facility

In May 2008, the Company entered into a loan and security agreement with a bank for working capital and equipment financing needs, whereby borrowings were collateralized by all of the Company’s assets other than intellectual property and assets under investment funds discussed in Notes 12, 13, 14 and 15. This facility was modified in 2009 and 2010. Under the facility, the bank provided a total of $2.0 million in committed borrowings available through April, 2010. Interest under the equipment facility is payable monthly at a rate of 8% per annum. Borrowings under this facility were paid in full in April 2011.

Working Capital Financing

On May 26, 2010, a subsidiary of the Company entered into a financing agreement with a bank to obtain funding for working capital. The amount to be borrowed under the financing agreement is determined based on the estimated present value of expected future lease rentals to be generated by solar energy systems owned by the subsidiary and leased to a customer, but shall not exceed $16.3 million. The loan was funded in four tranches and was available for drawdown up to March 31, 2011. No amounts were borrowed as of December 31, 2010.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

10. Long-Term Debt (continued)

The Company had borrowed $13.3 million under this working capital financing facility as of September 30, 2012. Of the amounts borrowed, $12.1 million and $11.4 million (unaudited) was outstanding as of December 31, 2011 and September 30, 2012, respectively, of which $11.1 million and $10.3 million (unaudited) is included in the consolidated balance sheet under long-term debt, net of current portion as of December 31, 2011 and September 30, 2012, respectively. Each loan tranche bears interest at a rate of 2% plus the swap rate applicable to the average life of the scheduled rent receipts for the tranche. For the amounts borrowed as of December 31, 2011, the interest rates ranged between 5.48% and 5.65%. The loan is secured by substantially all the assets of the subsidiary, and matures on December 31, 2024.

Under the financing agreement with the bank, the Company’s subsidiary is required to meet various restrictive covenants, including meeting certain reporting requirements, such as the completion and presentation of financial statements. The bank has no recourse to the general credit of the Company. The Company was in compliance with debt covenants as of September 30, 2012.

Vehicle and Other Loans

During the years ended 2010 and prior, the Company had entered into various loan agreements consisting of vehicle and other loans with various financial institutions. The principal amounts for these vehicle and other loans mature over the next four years, until 2015.

In January 2011, the Company entered into an additional $7.0 million term loan facility with a bank to finance the purchase of vehicles. This term loan facility bears interest at a rate of 2.5% plus LIBOR and is secured by the vehicles financed under this facility. As of December 31, 2011, the interest rate for this facility was 2.81%. The term loan facility matures in January 2015. As of December 31, 2011, the Company had drawn $4.0 million of the available amount. In March 2012, the Company and the bank amended this term loan to allow the Company to incur additional secured financing from another bank.

Total other loans payable as of December 31, 2010 and 2011, and September 30, 2012, amounted to $3.0 million, $5.1 million and $7.7 million (unaudited), respectively, with interest rates between 0.0% and 11.31%. Of the amounts outstanding, $3.0 million, $1.6 million and $3.0 million (unaudited) were classified as short term as of December 31, 2010 and 2011, and September 30, 2012, respectively. The loans are secured by the underlying property and equipment.

Inventory Term Loan Facility (unaudited)

On March 8, 2012, the Company entered into a $58.5 million term loan facility with a syndicate of banks to finance the purchase of inventory. Interest on the borrowed funds bears interest at a rate of 3.75% plus LIBOR and is secured by the Company’s inventory as described in the credit agreement. As of September 30, 2012, the interest rate for this facility was 3.95% (unaudited). The term loan facility matures in August 2013. The Company borrowed $58.5 million under this term loan facility as of September 30, 2012, from which the Company paid $1.5 million as fees to the lenders. Of the amounts borrowed, $28.0 million was outstanding as of September 30, 2012 and is included in consolidated balance sheet under current portion of long-term debt.

Under this arrangement, the Company is required to meet various financial covenants, including completion and presentation of financial statements. The Company is also required to maintain (i) a

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

10. Long-Term Debt (continued)

loan coverage ratio, as defined in the debt agreement, of 2.5 at the end of each quarter, (ii) liquidity, as defined in the debt agreement, of $20.0 million if the debt, as defined in the debt agreement, is at least $35.0 million or $15.0 million if debt is less than $35.0 million in each case at the end of each month, and (iii) minimum debt service coverage ratio, as defined in the debt agreement, of 1.25 at the end of each quarter. The Company was in compliance with these covenants as of September 30, 2012.

Schedule of Principal Maturities of Long-Term Debt

The scheduled principal maturities of long-term debt including working capital financing and vehicle and other loans as of December 31, 2011, are as follows (in thousands):

Principal due:
2012	$2,640
2013	2,746
2014	2,720
2015	1,152
2016	673
Thereafter	7,290

Total	$17,221

As of September 30, 2012, the Company had additional long-term debt of $28.0 million, all of which is due within one year.

11. Borrowings Under Bank Lines of Credit

Working Capital Facility

Under the 2008 bank loan and security agreement, as modified, (Note 10) is a revolving line of credit facility with a commitment of $5.0 million. As of December 31, 2010 and 2009, there was $4.5 million borrowed and outstanding under the revolving line of credit, which was all classified as short term under borrowings under bank line of credit. This facility was paid in full in April 2011. The interest rate under the line of credit facility was 6.5% as of December 31, 2009 and 2010.

Revolving Credit Agreement

In April 2011, the Company entered into a revolving credit agreement with the same bank the Company had entered into the $7.0 million term loan discussed in Note 10, to obtain funding for working capital and general corporate needs. This revolving credit agreement had a $25.0 million committed facility. Interest on the borrowed funds bore interest at a rate of 2.5% plus LIBOR. The facility was secured by the Company’s accounts receivables, inventory and other assets as described in the revolving credit agreement, excluding certain inventory pledged to other lenders. The Company had borrowed $5.6 million under this financing arrangement, which was outstanding as of December 31, 2011 and is disclosed in the consolidated balance sheet under borrowings under bank line of credit. At December 31, 2011, the interest rate for this facility was 2.77%. In January 2012, the Company borrowed $19.4 million, which represented the remainder of this facility. The facility was repaid in September 2012, in connection with entering into a new $75.0 million working capital facility.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

11. Borrowings Under Bank Lines of Credit (continued)

Under the terms of the revolving credit agreement, the Company was required to meet various restrictive covenants, including meeting certain reporting requirements, such as the completion and presentation of audited consolidated financial statements. Under this credit agreement, the Company also was required to maintain specified non-GAAP EBITDA minimums for each fiscal quarter. The non-GAAP EBITDA financials measure was derived from both cash and accruals based accounting, forward looking financial forecasts and financial modeling assumptions and attempts to present a uniform financial measure that was agnostic to the investment fund structures deployed in that reporting period. The specified non-GAAP EBITDA minimums were: $1.00 for each of the quarters ended March 31, 2012 and June 30, 2012; $6.0 million for each of the quarters ended September 30, 2011 and December 31, 2011; and negative $2.0 million for the quarter ended June 30, 2011. In addition, under this credit agreement, the Company was required to maintain a minimum liquidity ratio of total cash (excluding cash held within its investment funds) to certain funded debt of at least 2.00:1.00 at the end of each month, and to maintain a tangible net worth of at least $1.00 at the end of each fiscal year.

As of December 31, 2011, the Company was in compliance with all of these covenants, after giving effect to waivers provided by the bank in August 2011, October 2011 and January 2012 that waived the earlier breach of certain of these covenants. These waivers cured the Company’s breaches related to the reporting of non-GAAP EBITDA of negative $2.8 million for the quarter ended June 30, 2011 and negative $2.04 million for the quarter ended September 30, 2011. In addition, these waivers cured the Company’s breach relating to a liquidity ratio of 1.71:1.00 on May 31, 2011. The Company was in compliance with the covenants as of March 31, 2012, but subsequent to that date, on April 30, 2012 and May 31, 2012, the Company reported liquidity ratios of 1.43:1.00 and 1.34:1.00, respectively, and therefore did not meet the required minimum liquidity ratio. As of June 30, 2012, the Company reported non-GAAP EBITDA of negative $6.6 million and therefore breached the non-GAAP EBITDA covenant of $1.00. This also resulted in a default under the Company’s $7.0 million vehicle financing facility discussed in Note 10 with the same administrative bank agent. We obtained additional waivers to these breaches in June 2012 and August 2012.

Credit Facility for SolarStrong

On November 21, 2011, a subsidiary of the Company and a bank entered into a credit agreement, whereby the bank would provide this subsidiary with a credit facility for up to $350 million. This facility would be used to partially fund the Company’s SolarStrong initiative and will be non-recourse to the other assets of the Company. The SolarStrong initiative is a five-year plan to build solar power projects for privatized U.S. military housing communities across the country. The credit facility will be drawn down in tranches as defined in the credit facility agreement, with the interest rates to be determined as the amounts are drawn down. The credit facility will be collateralized by assets of the SolarStrong initiative. As of September 30, 2012, the Company’s subsidiary had borrowed $1.3 million. The debt is payable over a 20-year term and accrues interest at a rate of 7.27%. Under this facility, the Company’s subsidiary is required to comply with various financial and non-financial covenants. As of September 30, 2012, the Company was in compliance with these covenants.

Revolving Credit Facility

In September 2012, the Company entered into a revolving credit agreement with a syndicate of banks to obtain funding for working capital, letters of credit and general corporate needs. This revolving

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

11. Borrowings Under Bank Lines of Credit (continued)

credit agreement has a $75.0 million committed facility, of which $70.0 million was initially available pursuant to the facility’s terms. The borrowed funds bear interest at a rate of 3.875% plus LIBOR or, at the Company’s option, at a rate equal to 2.875%, plus the higher of the federal funds rate plus 0.5%, or Bank of America’s published “prime rate,” or LIBOR plus 1%. The fee for letters of credit is 3.875% per annum, and the fee for undrawn commitments is 0.375% per annum. The facility is secured by certain of the Company’s machinery and equipment, accounts receivables, inventory and other assets, excluding certain inventory pledged to other lenders. This facility matures in September 2014, which date may be extended by an additional year if the Company satisfies certain financial conditions. As of September 30, 2012, $58.2 million, net of lender fees, was borrowed and outstanding under this revolving credit agreement, of which the Company used approximately $25.0 million to fully repay a prior revolving credit facility. The outstanding balance is included under long-term debt.

Under the terms of this revolving credit agreement, the Company is required to meet various restrictive covenants, including meeting certain reporting requirements, such as the completion and presentation of audited consolidated financial statements. The Company is also required to maintain a debt service coverage ratio, as defined in the credit agreement, of at least 1.25:1.00 at the end of each fiscal quarter, and to maintain unencumbered liquidity, as defined in the credit agreement, of at least $35.0 million, measured at the end of each month prior to the earlier of the date that the Company certifies unencumbered liquidity is in excess of $50.0 million or December 31, 2012 and at least $50.0 million at the end of each month thereafter; provided, however, in each case, an event of default shall not have been deemed to occur unless (i) the unencumbered liquidity is below the foregoing applicable thresholds for two consecutive months or (ii) (A) at each month end before the earlier of the date that the Company certifies unencumbered liquidity is in excess of $50.0 million or December 31, 2012, the unencumbered liquidity is less than $30.0 million and (B) at each month end on and after the earlier of the date that the Company certifies unencumbered liquidity is in excess of $50.0 million or December 31, 2012, the unencumbered liquidity is less than $40.0 million. As of September 30, 2012, the Company was in compliance with these covenants.

12. Solar Investment Funds

The Company has entered into various arrangements with investors to facilitate funding and monetization of solar energy systems. These arrangements include those described in this Note 12, Solar Investment Funds, as well as those described in Note 13, Lease Pass-through Financing Obligation, Note 14, Sale-Leaseback Arrangements, and Note 15, Sale-Leaseback Financing Obligation.

VIE Arrangements

Since 2008, wholly owned subsidiaries of the Company and fund investors formed and contributed cash or assets to various solar investment funds and entered into related agreements. As of September 30, 2012, the VIE investors had contributed $444.4 million (unaudited) into the VIEs.

The Company has determined it is the primary beneficiary of these VIEs by reference to the power and benefits criterion under ASC 810, Consolidation. The Company has considered the provisions within the contractual arrangements, which grant it power to manage and make decisions that affect the operation of these VIEs, including determining the solar energy systems and associated customer leases to be sold or contributed to the VIE, preparation and approval of budgets. The Company considers that the rights granted to the other investors under the contractual arrangements are more protective in nature rather than participating rights.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

12. Solar Investment Funds (continued)

As the primary beneficiary of these VIEs, the Company consolidates in its financial statements the financial position, results of operations, and cash flows of these funds, and all intercompany balances and transactions between the Company and the investment funds are eliminated in the consolidated financial statements.

Under the related agreements, cash distributions of income and other receipts by the fund, net of agreed-upon expenses and estimated expenses, tax benefits and detriments of income and loss, and tax benefits of tax credits are allocated to the fund investor and Company’s subsidiary as specified in contractual arrangements. Generally, the Company’s subsidiary has the option to acquire the investor’s equity interest at the higher of market value or an amount based upon a formula specified in the contractual agreements.

In 2008, the Company issued warrants to a fund investor to purchase shares of Series C convertible redeemable preferred stock. The Company also issued warrants in 2010 to a fund investor to purchase shares of Series E convertible redeemable preferred stock. The Company issued additional warrants to this fund investor pursuant to amending and restating the contractual arrangements to increase the funding commitment of this fund in 2011 from $120 million to $218 million.

The Company is contractually required to make payments to an investor in four of the VIE funds to ensure the investor achieves a specified minimum return under certain circumstances including in the event of liquidation of the funds or if the Company purchases the investor’s equity stake in the funds or annually for one fund. The amounts of potential future payments under these guarantees is dependent on the amounts and timing of future distributions to the investor from the funds, the tax benefits that accrue to the investor from the funds activities and the timing and amounts that the Company would pay to the investor if the Company purchased the investor’s stake in the funds, or timing and amounts of the distributions to the investor upon liquidation of the funds. Due to uncertainties associated with estimating the timing and amount of distributions to the investor and the possibility for and timing of the liquidation of the funds, the Company is unable to determine the potential maximum future payments that it would have to make under these guarantees.

Upon the sale or liquidation of the fund, distributions would occur in the order and priority specified in the contractual agreements.

Pursuant to management services, maintenance, and warranty arrangements, the Company has been contracted to provide services such as warranty support, accounting, lease servicing, and performance reporting. In some instances the Company has guaranteed payments to the fund investors as specified in the contractual agreements. The funds’ creditors have no recourse to the general credit of the Company or to that of other funds. As of September 30, 2012, the assets of one of the VIEs with a carrying value of $11.8 million have been pledged as collateral for the VIE’s borrowings under the SolarStrong facility. None of the assets of the other VIEs have been pledged as collateral for the VIEs’ obligations.

The Company reports the solar energy systems in the VIEs under the solar energy systems, net, line item in the consolidated balance sheets.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

12. Solar Investment Funds (continued)

The Company has aggregated the financial information of the investment funds in the table below. The aggregate carrying value of these funds’ assets and liabilities (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of December 31, 2010 and 2011, and September 30, 2012, are as follows (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$6,318	$7,070	$10,024
Restricted cash, short term	—	—	273
Accounts receivable, net	147	632	1,988
Prepaid expenses and other assets	916	5,056	775
Rebates receivable	781	2,894	7,117

Total current assets	8,162	15,652	20,177
Solar energy systems, leased and to be leased, net	112,284	301,573	451,964
Deferred lease asset	—	—	2,462

Total assets	$120,446	$317,225	$474,603

Liabilities
Current liabilities
Accounts payable	$43	$31	$8
Customer deposits	169	2,804	5,055
Distributions payable to noncontrolling interests	3,244	6,216	4,133
Current portion of deferred U.S. Treasury grants income	669	2,877	6,184
Current portion of deferred revenue	2,672	5,796	9,132
Accrued and other liabilities	270	789	836
Bank borrowings	—	—	1,330

Total current liabilities	7,067	18,513	26,678
Deferred revenue, net of current portion	32,460	78,486	141,281
Deferred U.S. Treasury grant income, net of current portion	18,671	82,208	171,021

Total liabilities	$58,198	$179,207	$338,980

The Company is contractually obligated to make certain VIE investors whole for losses that the investors may suffer in certain limited circumstances resulting from the disallowance or recapture of tax credits or U.S. Treasury grants in lieu of tax credits, including in the event that the U.S. Treasury awards cash grants for the solar energy systems in the VIEs that are less than the amounts initially anticipated. The Company accounts for distributions due to the VIE investors that may arise from the reduction in anticipated U.S. Treasury grants under distributions payable noncontrolling interests in the consolidated balance sheets. Through September 30, 2012, the Company has returned $4.2 million (unaudited) and will return an additional $0.1 million (unaudited) which is accrued as a distribution payable as at September 30, 2012 related to these obligations.

For one VIE fund the Company estimates a reduction in the U.S Treasury grants to be received of approximately $19.0 million (unaudited) as of September 30, 2012. In this particular VIE fund the Company is obligated to contribute additional capital in the form of solar energy systems or cash to purchase additional solar energy systems. The effect of this capital call does not have an impact on the consolidated financial statements as of September 30, 2012 as the VIE is consolidated in the Company’s consolidated financial statements. In future periods when the solar energy systems are contributed or sold by the Company to the fund, the noncontrolling interests balance and income or loss attributable to noncontrolling interests would reflect the impact of the contribution or sale.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

13. Lease Pass-Through Financing Obligation

During the years 2009, 2010 and 2011 and the nine months ended September 30, 2012, the Company entered into six transactions referred to as “lease pass-through fund arrangements.” Under these arrangements the Company’s wholly owned subsidiaries finance the cost of solar energy systems with investors for an initial term ranging between 10 and 25 years. These solar energy systems are subject to lease or power purchase agreements with customers with an initial term not exceeding 20 years. These solar energy systems are reported under the line item solar energy systems, net, in the consolidated balance sheets. The cost of the solar energy systems under the lease pass-though arrangements as of December 31, 2010 and 2011 and September 30, 2012 was $58.1 million, $128.2 million and $233.9 million (unaudited), respectively. The accumulated depreciation related to these assets as of December 31, 2010 and 2011 and September 30, 2012 amounted to $0.6 million, $3.9 million and $8.2 million (unaudited), respectively. There were no assets under the lease pass-through arrangements in 2009.

The investors make a large upfront payment to the lessor, which is a subsidiary of the Company, and in some cases, subsequent smaller quarterly payments. The Company accounts for the payments received from the investors under the arrangement as a borrowing by recording the proceeds received as a lease pass-through financing obligation, which would be repaid from U.S. Treasury grants, customer payments and incentive rebates that would be received by the investors. Under this approach the Company continues to account for the arrangement with the customers in its consolidated financial statements, whether the cash generated from the customer arrangements is received by the Company or paid directly to the investor. A portion of the amounts received by the investors from U.S. Treasury grants, customer payments and incentive rebates associated with the leases assigned to the lease pass-through investor is applied to reduce the lease pass-through financing obligation, and the balance allocated to interest expense. The incentive rebates and host customer payments are recognized into revenue consistent with the Company’s revenue recognition accounting policy. The U.S. Treasury grants are initially recorded as deferred U.S. Treasury grants income and subsequently recognized as a reduction to the depreciation expense, consistent with the Company’s accounting policy for recognition of U.S. Treasury grant income. Interest is calculated on the financing obligation using the effective interest rate method. The effective interest rate is the interest rate that equates the present value of the cash amounts to be received by an investor over the master lease term with the present value of the cash amounts paid by the investor to the Company, adjusted for any payments made by the Company. The lease pass-through obligation is nonrecourse once the associated assets have been placed in service and all the contractual arrangements have been assigned to the investor.

As of December 31, 2011, future minimum lease payments to be received from the investors under the lease pass-through fund arrangements for each of the next five years and thereafter are as follows (in thousands):

2012	$2,781
2013	1,981
2014	2,000
2015	1,546
2016	1,223
Thereafter	9,470

Total	$19,001

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

13. Lease Pass-Through Financial Obligation (continued)

Concurrent with entering into one of the lease pass-through arrangements, the Company entered into an agreement to issue warrants to the investor to acquire Series E convertible redeemable preferred stock in the Company if it committed to provide more than a specified threshold in total funding as specified in the contractual agreements, through this or other future funding arrangements. The warrants were issued during 2010 when the Company entered into the second lease pass-through arrangement with the investor.

For two of the lease pass-through arrangements, the Company’s subsidiary has pledged its assets to the investor as security for its obligations under the contractual agreements.

For each of the lease pass-through arrangements, the Company is required to comply with certain financial covenants specified in the contractual arrangements, which the Company had met as of December 31, 2011 and September 30, 2012 (unaudited).

Under these arrangements, the Company’s subsidiaries are responsible for services such as warranty support, accounting, lease servicing and performance reporting. The performance of the obligations of the Company’s subsidiary is guaranteed by the Company. As part of the warranty and performance guarantee with the host customers, the Company guarantees certain specified minimum annual solar energy production output for the solar energy systems leased to the customers.

Under the contractual terms of the lease pass-through arrangements there is a one-time future lease payment reset mechanism that is set to occur after the installation of all the solar energy systems in a fund. This reset date occurs when the installed capacity of the solar energy systems and in service placement dates are known or on an agreed upon date. As part of this reset process, the lease prepayment will be updated to reflect certain specified conditions as they exist at such date, including the ultimate system size of the equipment that was leased, how much it cost and when it went into service. As a result of this reset, the Company may be obligated to refund a portion of the investor’s lease prepayments or may be entitled to receive an additional lease prepayment from the investor. Additional payments by the investor would be recorded as additional lease pass-through financing obligation, while refunds of lease prepayments would reduce the lease pass-through financing obligation.

14. Sale-Leaseback Arrangements

In 2010, the Company executed a sale-leaseback arrangement with an existing investor, under which a wholly owned subsidiary of the Company entered into a 15-year master leaseback arrangement. The assets sold to the investor were valued at $25.2 million. The Company’s subsidiary leased the solar energy systems to end-user customers. The obligations of the Company’s subsidiary to the investor for this arrangement together with a funding arrangement entered into in 2009 with the same investor are guaranteed by the Company and supported by a $1.25 million restricted cash escrow. The amount in escrow is reduced by $0.25 million per annum in each of the first four years commencing in 2010, and the remaining balance remains in place until the end of the master lease period. Under this arrangement, the Company’s subsidiary is responsible for services such as warranty support, accounting, lease servicing and performance reporting.

As of December 31, 2011 and September 30, 2012, the Company had contributed assets with a cost of $10.3 million and $46.8 million (unaudited), respectively, to its wholly owned subsidiary that in

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

14. Sale-Leaseback Arrangements (continued)

turn sold the assets to a new investor and then executed a 15-year master leaseback agreement with the investor. Under this arrangement, the tax benefits from investment tax credits or Treasury grants in lieu of tax credits inure to the investor as the owner of the assets. A total of $100 million in financing is available from the investor under this fund arrangement in the form of proceeds from the sale of the assets. The investor committed to further increase the funding commitment to $280 million, subject to certain conditions being met as set out in the contractual agreements. As of December 31, 2011 and September 30, 2012, the Company had utilized $26.7 million and $89.1 million (unaudited), respectively, under this arrangement.

The Company has committed to make certain investors that have executed sale-leaseback arrangements with the Company whole for any reductions in the tax credit or U.S. Treasury awards resulting from changes in the tax basis submitted. The Company accrues any such payments due to these investors. Through September 30, 2012, the Company had recorded a total $0.5 million (unaudited) refundable to a single sale-leaseback investor.

The Company has accounted for these sale-leaseback arrangements in accordance with the Company’s accounting policy as described in Note 2.

15. Sale-Leaseback Financing Obligation

In November 2009, the Company entered into an arrangement with an investor to finance the development, construction and installation of a ground mounted solar system that was leased to a customer. The Company also entered into an agreement to sell the system to the investor for a cash consideration of $27.2 million, of which $5.4 million was received in 2009, $18.3 million was received in 2010, and the balance of $3.5 million is receivable at the end of the lease period and accrues interest at an annual rate of 4.37%. Concurrent with the sale, a subsidiary of the Company entered into an agreement with the investor to lease back the solar energy system from the investor with lease payments being made on a quarterly basis. The Company’s subsidiary has the option to purchase the system at the end of the lease term of 10 years for a price which is the greater of the fair market value or a predetermined agreed upon value. Additionally, the investor has the option to put its interest in the solar system to the Company within two years following the expiry of six years after placement in service of the solar system, for a value that is the greater of the fair value or a predetermined agreed upon value. As a result of these put and call options, the Company has concluded that it has a continuing involvement with the solar energy system.

The Company has determined that the ground mounted solar energy system qualifies as integral equipment and therefore as a real estate transaction under ASC 360-20, Real Estate Sales, and has been accounted for as a financing. Under the financing method, the receipts from the tax equity investor are reflected as a sale-leaseback financing obligation on the consolidated balance sheets, and the Company retains the solar energy system asset on the consolidated balance sheets within solar energy systems and depreciates the solar energy system over its estimated useful life of 30 years. The Company also continues to report all of the results of the operations of the system, with the revenue and expenses from the system operations being presented on the consolidated statements of operations on a “gross” basis. As of December 31, 2010, the balance of sale-leaseback financing obligation outstanding was $16.1 million of which $0.3 million has been classified as current and the balance of $15.8 million has been classified as noncurrent. As of December 31, 2011, the balance of sale-leaseback financing obligation outstanding was $15.5 million of which $0.4 million has been

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

15. Sale-Leaseback Financial Obligations (continued)

classified as current and the balance of $15.1 million has been classified as noncurrent. As of September 30, 2012, the balance of sale-leaseback financing obligation outstanding was $15.2 million (unaudited), of which $0.4 million (unaudited) has been classified as current and the balance of $14.8 million (unaudited) has been classified as noncurrent.

As of December 31, 2011, future minimum annual rentals to be received from the customer for each of the next five years and thereafter are as follows (in thousands):

2012	$448
2013	457
2014	466
2015	475
2016	485
Thereafter	4,240

Total	$6,571

The amounts in the table above are also included as part of the noncancelable operating lease payments from customers disclosed in Note 4.

As of December 31, 2011, future minimum annual payments to be paid to the investor under the financing arrangement for each of the next five years and thereafter are as follows (in thousands):

2012	$1,239
2013	1,245
2014	1,251
2015	1,257
2016	1,264
Thereafter	3,830

Total	$10,086

The obligations of the Company’s subsidiary to the investor together with the obligations of the Company’s subsidiary under the 2010 sale-leaseback fund arrangements discussed in Note 14, are guaranteed by the Company and supported by a $1.25 million restricted cash escrow that reduces by $0.25 million per annum for the first four years, and remains in place until the end of the master lease period.

16. Convertible Redeemable Preferred Stock, Warrant Liability and Stockholders’ Equity

Stock Split

The Company’s stockholders approved a 2-for-1 forward stock split of each share of the Company’s common stock and preferred stock that became effective on March 27, 2012. The stockholders also approved a proportionate increase in the authorized number of shares of the Company’s common stock, preferred stock and each series of preferred stock and also approved proportionate adjustments to the conversion prices, dividend rates, original issue prices and liquidation preferences of each series of the Company’s preferred stock. The number of the Company’s pre-split

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

16. Convertible Redeemable Preferred Stock, Warrant Liability and Stockholders’ Equity (continued)

common stock covered by stock options issued under the Company’s stock options plans were also proportionately increased to reflect the stock split. The share information and the per share amounts in these financial statements have been retroactively adjusted to reflect the impact of the stock split.

Convertible Redeemable Preferred Stock

In July 2006, the Company issued an aggregate of 12.0 million shares of Series A convertible redeemable preferred stock at $0.19 per share for cash proceeds of $2.3 million (net of issuance costs of $7,000). In April 2007, the Company issued an aggregate of 5.0 million shares of Series B convertible redeemable preferred stock at $0.60 per share for cash proceeds of $3.0 million (net of issuance costs of $7,000). In August 2007, the Company issued an aggregate of 8.8 million shares of Series C convertible redeemable preferred stock at $2.40 per share for cash proceeds of $21.0 million (net of issuance costs of $44,000). This included the proceeds from the conversion of bridge notes representing an aggregate of $2.0 million received in July 2007. In October and November 2008, the Company issued 5.8 million shares of Series D convertible redeemable preferred stock at a price of $5.20 per share for cash proceeds of $29.9 million (net of issuance costs of $123,000). In October 2009, the Company issued 4.4 million shares of Series E convertible redeemable preferred stock at a price of $5.41 per share for cash proceeds of $23.9 million (net of issuance costs of $144,000). In June 2010, the Company issued 3.4 million shares of Series E-1 convertible redeemable preferred stock for cash proceeds of $21.4 million (net of issuance costs of $96,000). In June and July 2011, the Company issued 2.1 million shares of Series F convertible redeemable preferred stock at a price of $9.68 per share for cash proceeds of $20.0 million (net of issuance costs of $93,000). Additionally, in accordance with the Series F financing agreement, the Company has an option to sell an additional 2.0 million shares of Series F convertible redeemable preferred stock at a price of $9.68 per share within 18 months following the initial closing on June 21, 2011. This option would expire upon the Company being acquired, upon a public offering of the Company’s common stock, upon a new round of equity financing, or within eighteen months of the option agreement date. In February and March 2012, the Company issued 3.4 million shares of Series G convertible redeemable preferred stock at a price of $23.92 per share for cash proceeds of $81.0 million (net of issuance costs of $132,000). In connection with the Series G preferred stock financing, the Company amended its certificate of incorporation to increase the number of preferred and common stock that it is authorized to issue to 56.7 million shares and 106.0 million shares, respectively.

Significant terms of the convertible redeemable preferred stock as of are as follows:

Dividends—Holders of the Series A, Series B, Series C, Series D, Series E, Series E-1, Series F and Series G convertible redeemable preferred stock are entitled to receive noncumulative dividends in preference to the common stockholders at the rate of $0.01 per share per annum on each outstanding share of preferred stock payable when and if declared by the board of directors, and thereafter participate pro rata on an as converted basis with the common stock holders on any distributions made to the common stockholders. No dividends have been declared to date.

Voting—The holders of each share of convertible redeemable preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

Conversion—The holder of each share of Series A, Series B, Series C, Series D, Series E, Series E-1, Series F and Series G convertible redeemable preferred stock has the option to convert

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

16. Convertible Redeemable Preferred Stock, Warrant Liability and Stockholders’ Equity (continued)

each share of preferred stock into one share of common stock (subject to adjustment for events of dilution) at any time. The Series G preferred stock shall be automatically converted into shares of common stock, at the applicable conversion price, (i) in the event that the holders of a majority of the then outstanding shares of Series G preferred stock consent to such conversion, or (ii) upon the closing of a firmly underwritten public offering of common stock of the Company (A) in which the price is at least $6.50 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and (B) which results in aggregate cash proceeds to the Company of not less than $50 million (net of underwriting discounts and commissions). In the event that an initial public offering is consummated, then immediately prior to the automatic conversion, the conversion price per share of Series G preferred stock shall be reduced to a price equal to 60% of the price at which shares of the Company’s common stock are sold to the public in such offering (before deducting underwriting discounts and commissions). However, the conversion price per share of the Series G preferred stock shall not be reduced to less than the then-effective conversion price per share of the Series F preferred stock and shall not be increased above the original conversion price as a result of an initial public offering. The Series F preferred stock shall be automatically converted into common stock, at the then applicable conversion price, (i) in the event that the holders of a majority of the then outstanding Series F preferred stockholders consent to such conversion, or (ii) upon the closing of a firmly underwritten public offering of shares of common stock of the Company (A) in which the price is at least $6.50 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and (B) which results in aggregate cash proceeds to the Company of not less than $50 million (net of underwriting discounts and commissions). The Series E-1 preferred stock shall be automatically converted into common stock, at the then applicable conversion price, (i) in the event that the holders of at least 60% of the then outstanding Series E-1 preferred stockholders consent to such conversion, or (ii) upon the closing of a firmly underwritten public offering of shares of common stock of the Company (A) in which the price is at least $6.50 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and (B) which results in aggregate cash proceeds to the Company of not less than $50 million (net of underwriting discounts and commissions). The Series E convertible redeemable preferred stock shall be automatically converted into common stock, at the then applicable conversion price, (i) in the event that the holders of a majority of the outstanding Series E preferred stockholders consent to such conversion, or (ii) upon the closing of a firmly underwritten public offering of shares of common stock of the Company (A) in which the price is at least $6.50 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and (B) which results in aggregate cash proceeds to the Company of not less than $50 million (net of underwriting discounts and commissions). The Series D convertible redeemable preferred stock shall be automatically converted into common stock, at the then applicable conversion price, (i) in the event that the holders of a majority of the outstanding Series D preferred stockholders consent to such conversion, or (ii) upon the closing of a firmly underwritten public offering of shares of common stock of the Company (A) in which the price is at least $6.50 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and (B) which results in aggregate cash proceeds to the Company of not less than $50 million (net of underwriting discounts and commissions). The Series A through C convertible redeemable preferred stock shall automatically be converted into common stock, at the then applicable conversion price, (i) in the event that the holders of a majority of the outstanding Series A, Series B and Series C preferred stock, voting together on an as-converted basis, consent to such conversion, or (ii) upon the closing of a firmly underwritten public offering of common stock of the Company (A) in which the price is at least $6.50 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Company of not less than $50 million net of underwriting discounts and commissions.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

16. Convertible Redeemable Preferred Stock, Warrant Liability and Stockholders’ Equity (continued)

Liquidation Preference—The holders of the Series G preferred stock shall be entitled to receive in preference to the holders of the Series A, Series B, Series C, Series D, Series E, Series E-1 and Series F preferred stock and common stock an amount equal to the original purchase price of $23.92 per share for the Series G preferred stock, plus any declared but unpaid dividends. After payment in full of the Series G liquidation preferences to the holders of Series G convertible redeemable preferred stock, the holders of the Series F, Series E-1 and Series E preferred stock shall be entitled to receive in preference to the holders of the Series A, Series B, Series C, and Series D preferred stock and common stock an amount equal to the original purchase price of $9.68, $6.25 and $5.41 per share for the Series F, Series E-1 and Series E preferred stock, respectively, plus any declared but unpaid dividends. After payment in full of the Series G, Series F, Series E-1 and Series E liquidation preferences to the holders of Series G, Series F, Series E-1 and Series E convertible redeemable preferred stock, the holders of the Series D convertible redeemable preferred stock shall be entitled to receive in preference to the holders of the Series A, Series B, and Series C convertible redeemable preferred stock and common stock an amount equal to the original purchase price for the Series D convertible redeemable preferred stock of $5.20 per share plus any declared but unpaid dividends. After payment in full of the Series G, Series F, Series E-1, Series E and Series D liquidation preference to the holders of the Series G, Series F, Series E-1, Series E and Series D convertible redeemable preferred stock, the holders of the Series A, B, and C convertible redeemable preferred stock together shall be entitled to receive an amount in preference to the holders of the common stock, at a per share amount equal to their purchase prices of $0.19, $0.60 and $2.40 per share, respectively. After the payment in full of the liquidation preferences to the convertible redeemable preferred stockholders, the remaining assets shall be distributed ratably to the holders of the common stock. A merger, acquisition, sale of voting control, or sale of substantially all of the assets of the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be a deemed liquidation.

Redemption—At any time after October 28, 2015, each holder of Series G, Series F, Series E-1, Series E, Series D, or Series C convertible redeemable preferred stock (collectively referred to as Redeemable Stock) shall be entitled to have the Company redeem all, but not less than all, of such holders’ Redeemable Stock in an amount equal to the greater of (i) the original purchase price of the respective series of preferred stock plus all declared and unpaid dividends payable to the holders of the Redeemable Stock, or (ii) the fair market value of the Redeemable Stock. This right of redemption is subject to the provision that redemption shall be available if (i) the annual gross revenue of the Company exceeded $200 million for the most recent fiscal year prior to the holder’s notice of redemption; and (ii) the Company has no less than $40 million in available cash.

Registration Rights—The holders of a majority of (a) certain shares of convertible redeemable preferred stock and (b) each of the Series D, Series E, Series E-1, Series F and Series G convertible redeemable preferred stock may at any time after the earlier of (i) June 21, 2014 or (ii) six months after the effective date of the first registration statement for a public offering, request that the Company file a registration statement under the Securities Act covering the registration of certain shares of convertible redeemable preferred shares (or common stock issued upon conversion thereof). The Company shall, within 10 days of the receipt thereof, give written notice of such request and shall use its best efforts to effect as soon as practicable, and in any event within 60 days of the receipt of such request, the registration under the Securities Act. The Company shall have the right to delay such registration under certain circumstances for one period not in excess of 120 days in any 12-month period. The Company shall not be obligated to effect or take action to effect a registration if it has effected two registrations

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

16. Convertible Redeemable Preferred Stock, Warrant Liability and Stockholders’ Equity (continued)

under these demand right provisions during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of filing of, and ending on the date 180 days following the effective date of, the registration or the initiating holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3.

Right of First Refusal and Co-Sale Agreement—The shares of the Company’s securities held by (i) Lyndon Rive and Peter Rive (the Founders), and (ii) the Major Investors (as defined below) shall be subject to a right of first refusal and co-sale agreement (with certain exceptions) with the holders of at least 2 million shares of Series A, Series B, Series C, Series D, Series E, Series E-1, Series F and Series G convertible redeemable preferred stock of the Company (or the common stock issued upon conversion thereof) and (a) a specified Series E-1 convertible redeemable preferred stock investor as long as that specified investor shall hold at least 1.2 million shares of Series E-1 convertible redeemable preferred stock (or common stock issued upon conversion thereof), and (b) three specified Series G convertible redeemable preferred stock investors as long as one of the specified investors shall hold at least 0.9 million, 0.8 million and 0.3 million shares of Series G convertible redeemable preferred stock (or common stock issued upon conversion thereof), for the first, second and third specified investors, respectively (such holders each referred to as a Major Investor), such that the Founders or a Major Investor may not sell, transfer or exchange their stock unless such securities are first offered to the Company and then to the Major Investors and, if all such securities are not purchased by the Company or the Major Investors, then each participating Major Investor shall have an opportunity to participate in the sale of any remaining stock on a pro-rata basis. This right of first refusal and of co-sale shall not apply to and shall terminate upon the closing of a firmly underwritten public offering of the Company’s common stock (A) in which the price is at least $6.50 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and (B) which results in aggregate cash proceeds to the Company of not less than $50 million net of underwriting discounts and commissions.

Warrant Liability

In connection with the issuance of the convertible bridge notes in July 2007, in August 2007 the Company issued warrants to the note holders to purchase 124,924 shares of the Company’s Series C convertible redeemable preferred stock at $2.40 per share. The warrants expire the earlier of five years from the date of their issuance or any change of control, or the initial public offering of the Company’s common stock. These warrants were exercised in August 2012.

During 2008, the Company issued warrants to a fund investor to purchase up to 2.70 million shares (subsequently adjusted pursuant to its terms to 3.12 million shares) of Series C convertible redeemable preferred stock at an exercise price equal to $2.88 per share (subsequently adjusted pursuant to its terms to $3.80 per share), of which warrants to purchase 2.08 million shares were vested as of December 31, 2010. In February 2011, the fund investor exercised its Series C convertible redeemable preferred stock warrants and was issued 375,200 shares of Series C convertible redeemable preferred stock. The warrants agreement expired in March 2011.

During 2010, the Company issued warrants to a fund investor to purchase 995,006 shares of Series E convertible redeemable preferred stock at an exercise price equal to $5.41 per share, in connection with solar investment funding (Note 12). In 2011, in connection with the amendment and restatement of this funding arrangement to increase the amount that would be contributed by the tax

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

16. Convertible Redeemable Preferred Stock, Warrant Liability and Stockholders’ Equity (continued)

equity investor from $120 million to $218 million, and to extend the time period to complete the construction and placement in service of the assets, the Company issued warrants to the fund investor to purchase a further 490,004 shares of Series E convertible redeemable preferred stock at an exercise price equal to $5.41 per share.

In June 2011, in connection with the issuance of 2.0 million shares of Series F convertible redeemable preferred stock, the Company issued warrants to the investors to acquire 0.2 million shares of Series F convertible redeemable preferred stock, with an exercise price of $9.68.

As discussed in Note 2, the Company accounts for the warrants in accordance with ASC 480 as a liability carried at fair value. The warrants are subject to revaluation at each balance sheet date and any change in fair value is recognized as a component of other expense. The Company has determined the fair value of these warrants using the Black-Scholes option-pricing model. The Company adjusts the warrant liability for changes in fair value until the earlier of the exercise of the warrants or upon the conversion of the outstanding convertible redeemable preferred stock into common stock.

Common Stock

At the inception of the Company in June 2006, the founders were issued four million shares of common stock at an issuance price of $0.0001 per share.

Restricted Stock

In connection with the acquisitions of Declination Solar and Palo Alto Solar, acquired in August 2006 and September 2006, respectively, the Company entered into stock restriction agreements. Pursuant to these agreements, 300,000 shares of common stock were granted to the sellers who became employees of the Company. The Company had the right, but not the obligation, to repurchase the unvested shares of common stock upon termination of the sellers’ employment. The repurchase rights lapsed ratably over a four-year period as the shares vested. As of December 31, 2010, all of these shares had been released from this right of repurchase.

In 2007, the Company granted 40,000 shares of restricted stock to a Board member that vested over four years: 25% of the shares vested at the end of the first year of service and the remaining shares vested in equal monthly installments over the following 36 months. During the year ended December 31, 2010, 6,600 shares of this restricted stock vested. As of December 31, 2010, all 40,000 of these shares were vested.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

16. Convertible Redeemable Preferred Stock, Warrant Liability and Stockholders’ Equity (continued)

Shares Reserved for Future Issuance

As of December 31, 2010 and 2011 and September 30, 2012, the Company has reserved shares of common stock for issuance as follows (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(unaudited)
Series A convertible redeemable preferred stock	12,039	12,039	12,039
Series B convertible redeemable preferred stock	5,010	5,010	5,010
Series C convertible redeemable preferred stock	8,744	9,120	9,120
Series D convertible redeemable preferred stock	5,781	5,781	5,781
Series E convertible redeemable preferred stock	4,436	4,436	4,436
Series E-1 convertible redeemable preferred stock	3,440	3,440	3,440
Series F convertible redeemable preferred stock	—	2,067	2,067
Series G convertible redeemable preferred stock	—	—	3,387
Stock option plans:
Shares available for grant	1,658	1,040	8,788
Options outstanding	9,746	13,873	14,730
Employee Stock Purchase Plan	—	—	1,330
Warrants to purchase Series C convertible redeemable preferred stock	3,246	3,246	3,246
Warrants to purchase Series E convertible redeemable preferred stock	2,750	2,750	2,750
Warrants to purchase Series F convertible redeemable preferred stock	—	206	206

Total	56,850	63,008	76,330

17. Stock Option Plan

Under the Company’s 2007 Stock Plan, the Company may grant options to purchase or directly issue incentive stock options and nonstatutory stock options, respectively, of common stock to employees, directors, and consultants. Incentive stock options may be granted at a price per share not less than 100% of the fair market value at date of grant. If the incentive stock option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of common stock on the grant date. Nonstatutory stock options may be granted at a price per share, not less than 100% of the fair market value at date of grant. Options granted are exercisable over a maximum term of 10 years from the date of grant and generally vest over a period of four years.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

17. Stock Option Plan (continued)

A summary of stock option activity is as follows (in thousands, except per share amounts):

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding – January 1, 2009	5,040	$0.735	5.24	$4,442
Granted (weighted-average fair value of $1.245)	3,990	1.245	—	—
Exercised	(46)	0.145	—	—
Canceled	(2,356)	0.525	—	—

Outstanding – December 31, 2009	6,628	$1.12	8.54	$1,684
Granted (weighted-average fair value of $1.98)	3,888	1.98	—	—
Exercised	(450)	0.205	—	—
Canceled	(320)	1.62	—	—

Outstanding – December 31, 2010	9,746	$1.49	7.39	$18,570
Granted (weighted-average fair value of $5.035)	7,043	5.035	—	—
Exercised	(1,489)	0.73	—	—
Canceled	(1,427)	2.435	—	—

Outstanding – December 31, 2011	13,873	$3.28	8.22	$37,606
Granted (unaudited)	2,568	11.64	—	—
Exercised (unaudited)	(777)	1.79	—	—
Canceled (unaudited)	(934)	5.20	—	—

Outstanding – September 30, 2012 (unaudited)	14,730	$4.69	7.90	$203,135

Options vested and exercisable – December 31, 2010	3,810	$1.02	6.15	$9,055

Options vested and exercisable – December 31, 2011	5,044	$1.85	7.45	$20,823

Options vested and exercisable – September 30, 2012 (unaudited)	6,600	$2.48	7.11	$105,599

Options vested and expected to vest – December 31, 2010	8,992	$1.455	7.30	$17,463

Options vested and expected to vest – December 31, 2011	13,834	$3.27	8.21	$37,502

Options vested and expected to vest – September 30, 2012 (unaudited)	13,870	$4.48	7.84	$194,156

The aggregate intrinsic value of options exercised during the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012, was (in thousands) $1,068, $5,437 and $7,696 (unaudited), respectively. The grant date fair market value of options that vested in the years ended December 31, 2009, 2010, 2011 and for the nine months ended September 30, 2011 and 2012 was $76, $1,939, $3,897, $2,918 (unaudited) and $8,950 (unaudited), respectively.

As of December 31, 2010 and 2011 and September 30, 2012, there was approximately $5.1 million, $24.7 million and $30.7 million (unaudited), respectively, of total unrecognized compensation

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

17. Stock Option Plan (continued)

cost, net of estimated forfeitures related to nonvested stock options, which are expected to be recognized over the weighted average period of 2.82, 3.01 and 2.74 years (unaudited) respectively.

Under ASC 718, the Company estimates the fair value of stock options granted on each grant date using the Black-Scholes option valuation model and applies the straight-line method of expense attribution. The fair values were estimated on each grant date for the years ended December 31, 2009, 2010 and 2011 and for the nine months ended September 30, 2011 and 2012, with the following weighted-average assumptions:

	December 31,			September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Dividend yield	0%	0%	0%	0%	0%
Annual risk-free rate of return	2.44%	2.50%	1.95%	2.17%	1.08%
Expected volatility	97.82%	88.49%	87.26%	87.00%	88.16%
Expected term (years)	6.10	5.98	6.09	6.09	6.16

The expected volatility was calculated based on the average historical volatilities of publicly traded peer companies, determined by the Company. The risk free interest rate used was based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the stock options to be valued. The expected dividend yield was zero, as the Company does not anticipate paying a dividend within the relevant time frame. The expected term has been estimated using the simplified method allowed under ASC 718.

As part of the requirements of ASC 718, the Company is required to estimate potential forfeitures of stock grants and adjust stock-based compensation expense accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized in the period of change and will also impact the amount of stock-based compensation expenses to be recognized in future periods.

The amount of stock-based compensation expense recognized during the years ended December 31, 2009, 2010 and 2011 and for the nine months ended September 30, 2011 and 2012 was (in thousands) $862, $1,773, $5,051, $3,218 (unaudited) and $7,749 (unaudited), respectively. The Company capitalized costs of $46, $417, $1,417, $1,010 (unaudited) and $1,933 (unaudited), in the years ended December 31, 2009, 2010 and 2011 and for the nine months ended September 30, 2011 and 2012, respectively, as a component of work-in-progress, within solar energy systems leased to customers and solar energy systems held for lease to customers.

This expense was included in cost of revenue and in operating expenses as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Cost of revenue	$163	$144	$151	$59	$321
Sales and marketing	129	233	443	293	880
General and administrative	524	979	3,040	1,856	4,615

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

18. Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	Year Ended December 31,
	2009	2010	2011
United States	$(21,822)	$(38,552)	$43,595
Noncontrolling interest	(876)	(8,457)	(117,230)
Foreign	—	—	13

Total	$(22,698)	$(47,009)	$(73,622)

The income tax provision (benefit) is composed of the following (in thousands):

	Year Ended December 31,
	2009	2010	2011
Current:
Federal	$5	$10	$(26)
State	17	55	107
Foreign	—	—	4

Total Current Provision	22	65	85

Deferred:
Federal	—	—	$7
State	—	—	—
Foreign	—	—	—

Total Deferred Provision	—	—	7

Total provision for income taxes	$22	$65	$92

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the periods presented:

	Year Ended December 31,
	2009	2010	2011
Tax provision (benefit) at federal statutory rate	(34.00)%	(34.00)%	(34.00)%
State income taxes (net of federal benefit)	1.89	(5.86)	(4.59)
Minority investment adjustment	(4.39)	11.07	19.38
Investment in solar funds	3.63	5.89	6.34
Stock-based compensation	1.24	1.25	1.48
ASC 810 prepaid tax expense	(5.61)	0.09	0.16
Other	3.71	1.91	1.11
Change in valuation allowance	33.62	19.78	10.24

Effective tax rate	0.09%	0.13%	0.12%

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

18. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents significant components of the Company’s deferred tax assets and liabilities for the periods presented (in thousands):

	December 31,
	2010	2011
Deferred tax assets:
Accruals and reserves	$2,931	$8,216
Net operating losses	29,741	34,399
Accelerated gain on assets	9,246	14,302
Investment in solar funds	10,598	18,346
Tax rebate revenue	14,444	27,021
Other credits	430	450

Gross deferred tax assets	67,390	102,734
Valuation allowance	(39,191)	(49,692)

Net deferred tax assets	28,199	53,042
Deferred tax liabilities:
Depreciation and amortization	(17,777)	(44,052)
Investment in solar funds	(6,328)	(148)
Other deferred tax liabilities	(4,094)	(8,849)

Gross deferred tax liabilities	(28,199)	(53,049)

Net deferred taxes	$—	$(7)

An analysis of current and noncurrent deferred tax assets and liabilities is as follows:

	December 31,
	2010	2011
Current:
Deferred tax assets	$3,589	$8,809
Less: valuation allowance	(2,231)	(4,503)

Net current deferred tax assets	$1,358	$4,306

Noncurrent:
Deferred tax assets	$63,555	$93,449
Deferred tax liabilities	(27,953)	(52,573)

Total noncurrent gross deferred tax assets	35,602	40,876
Less: valuation allowance	(36,960)	(45,189)

Net noncurrent deferred tax liabilities	$(1,358)	$(4,313)

As of December 31, 2010 and 2011, the Company had federal net operating loss carryforwards of approximately $81.2 million and $97.0 million, respectively. The net operating loss carryforwards expire at various dates beginning in 2027 if not utilized. In addition, the Company had net operating losses for California income tax purposes of approximately $37.0 million and $37.0 million, as of December 31, 2010 and 2011, respectively, which expire at various dates beginning in 2021 if not utilized. The

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

18. Income Taxes (continued)

Company also had net operating losses for other state income tax purposes of approximately $8.3 million and $2.7 million, as of December 31, 2010 and 2011. As of December 31, 2010 and 2011, the Company had federal investment tax credit carryforwards of approximately $0.13 million and $0.15 million, respectively. The net investment tax credit carryforward begins to expire in 2028 if not utilized.

The Company’s valuation allowance increased by approximately $20.2 million for the year ended December 31, 2010 and by approximately $10.5 million for the year ended December 31, 2011. The increase in the valuation allowance was primarily related to the operating losses. The valuation allowance is determined in accordance with the provisions of ASC 740, Income Taxes, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. Based on the available objective evidence and the Company’s history of losses, management believes it is more likely than not that the net deferred tax assets will not be realized. As of December 31, 2010 and 2011, the Company has applied a valuation allowance against its deferred tax assets net of the expected income from the reversal of the deferred tax liabilities.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company completed a Section 382 analysis through December 2011 and determined that an ownership change, as defined under Section 382 of the Internal Revenue Code, occurred in prior years. Based on the analysis, the Company has undergone two ownership changes. The first ownership change occurred on July 7, 2006, and the second ownership change occurred on August 8, 2007. No additional ownership changes occurred through September 30, 2012. Net Operating Loss carryforwards presented have accounted for any limited and potential lost attributes due to the ownership changes and expiration dates.

The income tax expense for the nine months ended September 30, 2011 and 2012 were determined based upon the Company’s estimated consolidated effective income tax rates of negative 0.08% (unaudited) and 0.13% (unaudited) for the nine months ended September 30, 2011 and 2012, respectively. The differences between the estimated consolidated effective income tax rate and the U.S. federal statutory rate are primarily attributable to the valuation allowance and the current amortization of the prepaid income taxes due to inter-company sales held within the consolidated group.

As part of the assets monetization strategy, the Company has agreements to sell solar energy systems to the solar investment fund joint ventures. The gain on the sale of the assets has been eliminated in the consolidated financial statements. These transactions are treated as inter-company sales and as such, tax is not recognized on the sale until the Company no longer benefits from the underlying asset. Since the systems remain within the consolidated group, the tax expense incurred related to these sales is being deferred and amortized over the estimated useful life of the underlying systems which has been estimated to be 30 years. The deferral of the tax expense results in recording of a prepaid tax expense that is included in the consolidated balance sheets as other assets. As of December 31, 2010 and 2011 and September 30, 2012 the Company recorded a long-term prepaid tax expense of $1.2 million, $3.3 million and $3.4 million (unaudited), respectively, net of amortization. The amortization of the prepaid tax expense in each period makes up the major component of the tax expense.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

18. Income Taxes (continued)

It is the intention of the Company to reinvest the earnings of its non-U.S. subsidiary in foreign operations. The Company does not provide for U.S. income taxes on the earnings of foreign subsidiary as such earnings are to be reinvested indefinitely. As of December 31, 2011, there is minimal amount of cumulative earnings upon which U.S. income taxes have not been provided.

Uncertain Tax Positions

Effective January 1, 2007, the Company adopted new accounting guidance related to the recognition, measurement and presentation of uncertain tax positions. As of December 31, 2010 and 2011, the Company had no amount of unrecognized tax benefits.

The interest expense and penalties for uncertain tax positions will be classified in the consolidated financial statements as income tax expense. There was no interest and penalties accrued for any uncertain tax positions as of December 31, 2010 and 2011.

The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized benefits will increase or decrease within 12 months of the year ended December 31, 2011.

The Company is subject to taxation and files income tax returns in the U.S., various state, local, and foreign jurisdictions. Due to the Company’s net losses, substantially all of its federal, state, local, and foreign income tax returns since inception are still subject to audit.

19. Defined Contribution Plan

In January 2007, the Company established a 401(k) Retirement Plan (the Retirement Plan) available to employees who meet the plan’s eligibility requirements. Participants may elect to contribute a percentage of their compensation to the Retirement Plan up to a statutory limit. Participants are fully vested in their contributions. The Company may make discretionary contributions to the Retirement Plan as a percentage of participant contributions, subject to established limits. The Company did not make any contributions to the Retirement Plan during the years ended December 31, 2009, 2010 and 2011, or for the nine months ended September 30, 2012 (unaudited).

20. Related Party Transactions

The Company’s operations for the years ended December 31, 2009, 2010, and 2011 and for the nine months ended September 30, 2012, include the following related party transactions (in thousands):

	December 31,			September 30, 2012
	2009	2010	2011
				(unaudited)
Net Revenue, Systems:
Sale of a solar energy system to Company officers and Board members	$5	$—	$—	$—
Installation of electric vehicle charging stations to a related party	—	—	—	$417

Expenditures:
Purchase of inventory from an investor	$18,523	$9,259	$—	$—
Payment of consulting fees and sales commissions to another investor (included in sales and marketing)	76	79	—	—

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

20. Related Party Transactions (continued)

The investor from whom the Company purchased inventory as noted above ceased to be an investor in the Company in December 2010.

Related party balances as of December 31, 2010 and 2011 and September 30, 2012, comprise (in thousands):

	December 31,		September 30, 2012
	2010	2011
			(unaudited)
Due from a related party (included in accounts receivable)	$—	$—	$562
Payable to an investor vendor (included in accounts payable)	$6	$—	$—

21. Commitments and Contingencies

Noncancelable Operating Leases

The Company leases office and warehouse facilities under noncancelable operating leases primarily for its United States based warehouse locations. In addition, the Company leases equipment under noncancelable operating leases. Aggregate rent expense for facilities and equipment for the years ended December 31, 2009, 2010 and 2011 and nine months ended September 30, 2011 and 2012, was $1.3 million, $1.6 million, $2.9 million, $2.2 million (unaudited) and $2.7 million (unaudited), respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2011, are as follows (in thousands):

2012	$5,461
2013	5,419
2014	5,102
2015	4,716
2016	4,171
Thereafter	15,084

Total minimum payments	$39,953

Indemnification and Guaranteed Returns

As disclosed in Notes 12 and 14, the Company has contractually committed to compensate certain fund investors for losses that the fund investors may suffer in certain limited circumstances resulting from reductions in the tax credit or U.S. Treasury grants resulting from changes in the tax basis submitted that results in the reduction of tax credits or U.S. Treasury grants in lieu of tax credits. The Company believed that any other payments to its fund investors arising from these obligations were not probable based on facts known as of September 30, 2012. As a result, the fair values of any such obligations could not be reasonably estimated.

As disclosed in Note 12, the Company is contractually required to make payments to an investor in several of its funds to ensure the investor achieves a specified minimum internal rate of return upon the occurrence of certain events, including the dissolution of the funds, or if the Company purchases

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

21. Commitments and Contingencies (continued)

the investors’ equity stake in the funds, or for one of the funds annually. The investor in these funds has already received a significant portion of the projected economic benefits from Treasury grant distributions and tax depreciation benefits. The contractual provisions of these funds state that these funds have an indefinite term unless the members agree to dissolve the funds. Based on the Company’s current financial projections regarding the amount and timing of future distributions to the investor, the Company does not expect to make any payments as a result of these guarantees and has not accrued any liabilities relating to these guarantees. The amounts of potential future payments under these guarantees is dependent on the amounts and timing of future distributions to the investor from the funds, the tax benefits that accrue to the investor from the funds activities and the timing and amounts that the Company would pay to the investor in the event the Company purchased the investor’s stake in the funds, or the timing and amount of distributions to the investors upon the liquidation of the funds. Due to uncertainties surrounding estimating the amounts of these factors, the Company is unable to estimate the maximum potential payments that could be payable under these guarantees. However, assuming the three investment funds were liquidated on September 30, 2012, the maximum amount payable to the investor would be $7.2 million, which is included within the noncontrolling interest balance in the consolidated balance sheet as of September 30, 2012.

As discussed in Note 13, under the lease pass-through investment funds is a one-time lease payment reset mechanism that is set to occur after the installation of all the solar energy systems in a fund. As a result of this mechanism, the Company may be required to refund lease prepayments previously received from investors. Any refunds of lease prepayments would reduce the lease pass-through financing obligation.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

22. Basic and Diluted Net Income (Loss) Per Share

The following table sets for the computation of the Company’s basic and diluted net income (loss) per share during the years ended December 31, 2009, 2010 and 2011 and for the nine months ended September 30, 2011 and 2012 (in thousands, except share and per share data):

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Net income (loss) attributable to stockholders	$(26,227)	$(38,617)	$43,516	$29,443	$(61,148)
Noncumulative dividends on convertible redeemable preferred stock(1)	—	—	(1,633)	(405)	—
Undistributed earnings allocated to convertible redeemable preferred stockholders(2)	—	—	(33,658)	(23,356)	—

Net income (loss) attributable to common stockholders, basic	$(26,227)	$(38,617)	$8,225	$5,682	$(61,148)
Adjustment to undistributed earnings allocated to convertible redeemable preferred stockholders(3)	—	—	2,764	1,839	—

Net income (loss) attributable to common stockholders, diluted	$(26,227)	$(38,617)	$10,989	$7,521	$(61,148)

Weighted average shares used to compute net income (loss) per share attributable to common stockholders, basic	8,378,590	8,583,772	9,977,646	9,845,324	10,867,584
Dilutive effect of common stock options	—	—	4,546,088	4,299,441	—

Weighted average shares used to compute net income (loss) per share attributable to common stockholders, diluted	8,378,590	8,583,772	14,523,734	14,144,765	10,867,584

Net income (loss) per share attributable to common stockholders, basic	$(3.13)	$(4.50)	$0.82	$0.58	$(5.63)

Net income (loss) per share attributable to common stockholders, diluted	$(3.13)	$(4.50)	$0.76	$0.53	$(5.63)

(1)	Noncumulative dividends payable on convertible redeemable preferred stock represents a $0.01 noncumulative preferred dividend that would be payable to convertible redeemable preferred stockholders prior to any other allocations to preferred and common stockholders if all the earnings for each period were distributed.
(2)

Undistributed earnings allocated to convertible redeemable preferred stockholders represents the share of available undistributed earnings as adjusted for noncumulative preferred dividends that would be allocated to convertible redeemable preferred stockholders on an as-converted basis.

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

22. Basic and Diluted Net Income (Loss) Per Share (continued)

(3)	Adjustment to undistributed earnings allocated to convertible redeemable preferred stockholders represents the impact of reallocation of undistributed earnings to convertible redeemable preferred stockholders, as described in (2) above, to reflect potential impact of dilutive securities.

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have been antidilutive:

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Convertible redeemable preferred stock	36,010,660	39,450,660	41,893,046	41,893,046	45,392,867
Common stock subject to repurchase	60,834	—	—	—	—
Preferred stock warrants	2,209,742	3,204,748	1,816,650	1,816,650	1,816,650
Common stock options	6,627,062	9,746,200	3,678,225	2,858,091	1,489,110

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

22. Basic and Diluted Net Income (Loss) Per Share (continued)

Unaudited Pro Forma Basic and Diluted Net Income (Loss) Per Share

The following table sets forth the computation of the Company’s pro forma basic and diluted net income (loss) per share during the year ended December 31, 2011 and for the nine months ended September 30, 2012 (in thousands, except share and per share data):

	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
	(unaudited)

Net income (loss) attributable to common stockholders	$8,225	$(61,148)

Noncumulative dividends on convertible redeemable preferred stock	1,633	—

Undistributed earnings allocated to convertible redeemable stockholders	33,658	—

Change in fair value of liabilities for the convertible redeemable preferred stock warrants	2,050	16,713

Deemed dividend to Series G convertible redeemable preferred stock prior to conversion(1)	—	(10,091)

Net income (loss) used in computing pro forma net income (loss) per share attributable to common stockholders, basic and diluted	$45,566	$(54,526)

Weighted average shares used to compute net income (loss) per share attributable to common stockholders, basic common stockholders, basic	9,977,646	10,867,584

Pro forma adjustment to reflect assumed conversion of convertible redeemable preferred stock and net exercises of Series C and Series F convertible redeemable preferred stock warrants(2)	40,967,513	48,511,339

Weighted average shares used to compute pro forma net income (loss) per share attributable to common stockholders, basic	50,945,159	59,378,923

Pro forma net income (loss) per share attributable to common stockholders, basic	$0.89	$(0.92)

Weighted average effect of dilutive options

Weighted average effect of dilutive common stock warrants	4,546,089	—

Weighted average shares used to compute pro forma net income (loss) per share attributable to common stockholders, diluted	55,491,248	59,378,923

Pro forma net income (loss) per share attributable to common stockholders, diluted	$0.82	$(0.92)

(1)

Deemed dividend to Series G convertible redeemable preferred stock represents the value attributable to a beneficial conversion feature associated with the preferred stock. The amount has been calculated assuming an initial public offering price of $14.00, which is the mid-point of the price range on the cover of this prospectus. Upon the closing of this offering, each outstanding share of Series G convertible redeemable preferred stock will convert automatically into a number of shares of common stock equal to the quotient obtained by dividing (A) the original issue price of $23.92 per share by (B) the greater of (i) 60% of the initial public offering price (before deducting underwriting discounts and commissions) and (ii) $9.68 (the conversion price of the Series F convertible redeemable preferred

SolarCity Corporation

Notes to Consolidated Financial Statements (continued)

22. Basic and Diluted Net Income (Loss) Per Share (continued)

stock). As a result of this calculation, and based upon the mid-point of the price range on the cover of this prospectus, the 3,386,986 shares of Series G convertible redeemable preferred stock will convert into 8,372,065 shares of common stock. The deemed dividend has been calculated as the difference between the product of the number of shares of common stock issuable upon conversion of Series G convertible redeemable preferred stock multiplied by the estimated fair value of a share of common stock when the Series G convertible redeemable preferred stock was issued, less the proceeds that were realized upon the issuance of the Series G convertible redeemable preferred stock. The fair value of common stock used for this calculation was determined at each of the three closing dates of the issuance of Series G convertible redeemable preferred stock in February and March 2012. The fair value of common stock was estimated between $10.84 to $10.93 per share, based on an interpolation between the fair values the Company previously determined as of January 31, 2012 and March 12, 2012.

(2)	The pro forma adjustment to reflect the assumed conversion of the convertible redeemable preferred stock and the net exercises of Series C and Series F convertible redeemable preferred stock warrants has been calculated as follows:

	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Adjustment to weighted average shares assuming conversion of the convertible redeemable preferred stock into common stock at the beginning of the period presented or on the date of issuance of the convertible redeemable preferred stock, if later	40,830,081	48,447,486
Adjustment to weighted average shares arising from net exercise into common stock of Series C convertible redeemable preferred stock warrants assuming net exercise at the beginning of the period presented	103,494	—
Adjustment to weighted average shares arising from net exercise into common stock of Series F convertible redeemable preferred stock warrants assuming net exercise at the beginning of the period presented or on the date of issuance of the warrants, if later	33,938	63,853

	40,967,513	48,511,339

23. Subsequent Events

2012 Solar Financing Programs

During 2012, the Company has entered into seven new tax equity arrangements, one with an existing tax equity investor, for a total of $407.5 million in available financing.

The Company and its fund investors claim U.S. Treasury grants in amounts based on the fair market value of its solar energy systems. Although the Company has obtained independent appraisals to support the fair market values it reports for claiming U.S. Treasury grants, the U.S. Treasury Department can review these fair market values. On December 5, 2012, the U.S. Treasury Department notified one of the Company’s investment funds that it had established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. The new guidelines communicated are $6.00 per watt in California and $5.00 per watt in Arizona. Prior to this change, the Company had been reimbursed at $6.87 per watt in California and $6.20 per watt in Arizona. As a result of this updated guidance, the Company will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table presents the costs and expenses we will pay, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fees and the NASDAQ Global Market listing fee.

SEC Registration fee	$27,451
FINRA filing fee and costs	85,000
NASDAQ Global Market listing fee	25,000
Printing and engraving expenses	250,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,650,000
Blue sky fees and expenses	15,000
Custodian and transfer agent fees	15,000
Miscellaneous fees and expenses	32,549

Total	$3,600,000

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred for their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees for a legal proceeding.

Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.10 of our seventh amended and restated investors’ rights agreement contained in Exhibit 4.5 to this registration statement provides for indemnification of certain of our stockholders against liabilities described therein.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2009, we have issued the following securities that were not registered under the Securities Act of 1933, as amended:

(1) Sales of Capital Stock

•	In October 2009, we issued 4,436,228 shares of Series E preferred stock to six accredited investors at a price of $5.41 per share for aggregate gross proceeds of approximately $23.9 million;

•	In June 2010, we issued 3,440,000 shares of Series E-1 preferred stock to eight accredited investors at a price of $6.25 per share for aggregate gross proceeds of approximately $21.5 million;

•	In June and July 2011, we issued 2,067,186 shares of Series F preferred stock to 12 accredited investors at a price of $9.68 per share for aggregate gross proceeds of approximately $20.0 million;

•	In November 2011, we issued 7,500 shares of common stock to one investor at a price of $1.62 per share for aggregate proceeds of approximately $12,112.

•	In December 2011, we issued 20,000 shares of common stock to one investor at a price of $0.0001 per share for aggregate proceeds of $1.00; and

•

In February and March 2012, we issued 3,386,986 shares of Series G preferred stock to seven accredited investors at a price of $23.92 per share for aggregate gross proceeds of approximately $81.0 million.

•	In August 2012, we issued 112,835 shares of Series C preferred stock to two accredited investors upon exercise of outstanding warrants.

(2) Warrants

•

In June 2010, September 2010 and April 2011, we issued warrants to purchase an aggregate of 1,485,010 shares of Series E preferred stock to an accredited investor at an exercise price of $5.41 per share.

•	In June 2011, we issued warrants to purchase an aggregate of 206,716 shares of Series F preferred stock to a total of 12 accredited investors at an exercise price of $9.68 per share.

(3) Options Issuances

•

From January 1, 2009 through November 12, 2012, we issued and sold an aggregate of 2,805,905 shares of common stock upon the exercise of options issued to certain officers, directors, employees and consultants of the registrant under our 2007 Plan at exercise prices per share ranging from $0.03 to $11.40, for an aggregate consideration of approximately $2.9 million.

•

From January 1, 2009 through November 23, 2012, we granted direct issuances or stock options to purchase an aggregate of 16,570,646 shares of our common stock at exercise prices per share ranging from $1.62 to $18.48 share to employees, consultants, directors and other service providers under our 2007 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, with respect to the items (1) and (2) above, and Rule 701 thereunder, with respect to the item (3) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description

1.1#	Form of Underwriting Agreement

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of this offering

3.2#	Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

3.3#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.4#	Amended and Restated Bylaws of the Registrant, as currently in effect

4.1#	Form of Common Stock Certificate of the Registrant

4.2#	Form of Warrant to Purchase Series E Preferred Stock

4.3#	Form of Warrant to purchase Series F Preferred Stock

4.4#	Seventh Amended and Restated Investor’s Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated February 24, 2012

5.1#	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1#	Form of Indemnification Agreement for directors and executive officers

10.2#	2007 Stock Plan and form of agreements used thereunder

10.3#	2012 Equity Incentive Plan and form of agreements used thereunder

10.4#	2012 Employee Stock Purchase Plan and form of agreements used thereunder

10.5#	Office Lease Agreement, between Locon San Mateo, LLC and the Registrant, dated as of July 30, 2010

10.5A#	First Amendment to Lease, between Locon San Mateo, LLC and the Registrant, dated as of November 15, 2010

10.5B#	Second Amendment to Lease, between Locon San Mateo, LLC and the Registrant, dated as of March 31, 2011

Exhibit Number	Description

10.6#	Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of January 24, 2011

10.6A#	First Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of May 1, 2011

10.6B#	Second Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of October 19, 2011

10.6C#	Third Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of March 6, 2012

10.6D#	Fourth Amendment and Waiver to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of June 28, 2012

10.7#	Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of April 1, 2011

10.7A#	First Amendment to Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of October 19, 2011

10.7B#	Second Amendment to Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of March 6, 2012

10.7C#	Third Amendment and Waiver to Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of June 28, 2012

10.8#	Credit Agreement among the Registrant, Bank of America, N.A., Goldman Sachs Bank USA, Credit Suisse AG, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of March 8, 2012

10.9#	Offer Letter between the Registrant and Robert D. Kelly, dated October 6, 2011

10.10*#	Credit Agreement among the Registrant, Bank of America, N.A. and other banks and financial institutions party thereto, dated as of September 10, 2012

21.1#	List of Subsidiaries

23.1	Consent of Independent Registered Public Accounting Firm

23.2#	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1)

24.1#	Power of Attorney

99.1#	Draft Registration Statement on Form S-1, confidentially submitted on April 26, 2012

99.2#	Draft Registration Statement on Form S-1, confidentially submitted on June 21, 2012

99.3#	Draft Registration Statement on Form S-1, confidentially submitted on July 20, 2012

99.4#	Draft Registration Statement on Form S-1, confidentially submitted on August 15, 2012

99.5#	Draft Registration Statement on Form S-1, confidentially submitted on August 30, 2012

99.6#	Draft Registration Statement on Form S-1, confidentially submitted on September 19, 2012

*	Confidential treatment requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.
#	Previously filed.

(b) Financial Statements Schedules—All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

a.	The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 11th day of December, 2012.

SolarCity Corporation

By:	/s/ Lyndon R. Rive
Lyndon R. Rive
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Lyndon R. Rive Lyndon R. Rive	Founder, Chief Executive Officer and Director (Principal Executive Officer)	December 11, 2012

/s/ Robert D. Kelly Robert D. Kelly	Chief Financial Officer (Principal Financial and Accounting Officer)	December 11, 2012

* Peter J. Rive	Founder, Chief Operations Officer, Chief Technology Officer and Director	December 11, 2012

* Elon Musk	Chairman of the Board of Directors	December 11, 2012

* Raj Atluru	Director	December 11, 2012

* John H. N. Fisher	Director	December 11, 2012

* Antonio J. Gracias	Director	December 11, 2012

* Donald R. Kendall, Jr.	Director	December 11, 2012

* Nancy E. Pfund	Director	December 11, 2012

* Jeffrey B. Straubel	Director	December 11, 2012

*By:	/s/ Lyndon R. Rive
Lyndon R. Rive
Attorney-in-fact

Exhibit Index

Exhibit Number	Description

1.1#	Form of Underwriting Agreement

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of this offering

3.2#	Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

3.3#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.4#	Amended and Restated Bylaws of the Registrant, as currently in effect

4.1#	Form of Common Stock Certificate of the Registrant

4.2#	Form of Warrant to Purchase Series E Preferred Stock

4.3#	Form of Warrant to Purchase Series F Preferred Stock

4.4#	Seventh Amended and Restated Investor’s Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated February 24, 2012

5.1#	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1#	Form of Indemnification Agreement for directors and executive officers

10.2#	2007 Stock Plan and form of agreements used thereunder

10.3#	2012 Equity Incentive Plan and form of agreements used thereunder

10.4#	2012 Employee Stock Purchase Plan and form of agreements used thereunder

10.5#	Office Lease Agreement, between Locon San Mateo, LLC and the Registrant, dated as of July 30, 2010

10.5A#	First Amendment to Lease, between Locon San Mateo, LLC and the Registrant, dated as of November 15, 2010

10.5B#	Second Amendment to Lease, between Locon San Mateo, LLC and the Registrant, dated as of March 31, 2011

10.6#	Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of January 24, 2011

10.6A#	First Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of May 1, 2011

10.6B#	Second Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of October 19, 2011

10.6C#	Third Amendment to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of March 6, 2012

10.6D#	Fourth Amendment and Waiver to Term Loan Agreement between the Registrant and U.S. Bank National Association, dated as of June 28, 2012

10.7#	Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of April 1, 2011

10.7A#	First Amendment to Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of October 19, 2011

Exhibit Number	Description

10.7B#	Second Amendment to Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of March 6, 2012

10.7C#	Third Amendment and Waiver to Revolving Credit Agreement among the Registrant, U.S. Bank National Association and other banks and financial institutions party thereto, dated as of June 28, 2012

10.8#	Credit Agreement among the Registrant, Bank of America, N.A., Goldman Sachs Bank USA, Credit Suisse AG and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of March 8, 2012

10.9#	Offer Letter between the Registrant and Robert D. Kelly, dated October 6, 2011

10.10*#	Credit Agreement among the Registrant, Bank of America, N.A. and other banks and financial institutions party thereto, dated as of September 10, 2012

21.1#	List of Subsidiaries

23.1	Consent of Independent Registered Public Accounting Firm

23.2#	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1)

24.1#	Power of Attorney

99.1#	Draft Registration Statement on Form S-1, confidentially submitted on April 26, 2012

99.2#	Draft Registration Statement on Form S-1, confidentially submitted on June 21, 2012

99.3#	Draft Registration Statement on Form S-1, confidentially submitted on July 20, 2012

99.4#	Draft Registration Statement on Form S-1, confidentially submitted on August 15, 2012

99.5#	Draft Registration Statement on Form S-1, confidentially submitted on August 30, 2012

99.6#	Draft Registration Statement on Form S-1, confidentially submitted on September 19, 2012

*	Confidential treatment requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.
#	Previously filed.